9/18


06018551

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Gyrus Group plc

*CURRENT ADDRESS Fortran Road, St. Mellons
Cardiff CF3 0LT

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 20 2006
THOMSON
FINANCIAL

FILE NO. 82- 35040 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT) ☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER) ☒
DEF 14A (PROXY)	☐	

OICF/BY: [illegible]

DAT : 11/15/06

RECEIVED

2006 SEP 18 A 10:55

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Allen & Overy LLP
One New Change
London EC4M 9QQ United Kingdom

Tel +44 (0)20 7330 3000
Fax +44 (0)20 7330 9999
Direct +44 (0)20 7330 4668
paul.burns@allenovery.com


SEC MAIL PROCESSING
RECEIVED
SEP 15 2006
WASH. D.C.
213
SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

Our ref 80616-00003 ICM:3091733.6

September 13, 2006

Ladies and Gentlemen:

Rule 12g3-2(b) Exemption Request for Gyrus Group plc

On behalf of Gyrus Group plc, a public company limited by shares and organized under the laws of England and Wales (the **Company**), we herewith submit information with respect to the Company to establish the exemption from registration under Section 12(g) of the Securities Exchange Act of 1934, as amended (the **Exchange Act**), afforded by Rule 12g3-2(b) thereunder, with respect to the Company's equity securities. The Company has provided us with, and has authorized us to make on its behalf, the factual representations contained in this letter.

The Company currently has four classes of shares: (1) ordinary shares, par value £0.01 per share (**Ordinary Shares**), (2) deferred redeemable shares, par value £0.50 per share (**Redeemable Shares**), (3) options over Ordinary Shares it issues from time to time under its various share option plans, (collectively, **Options**), and (4) conditional awards of Ordinary Shares under its long-term incentive plan (**LTIP Awards**). The Ordinary Shares are admitted to the Official List of the UK Listing Authority (the **UKLA**) and to trading on the market for listed securities of the London Stock Exchange plc (the **LSE**).

In connection with this submission, the Company is furnishing the following information and undertakings:

1. As required by subparagraphs (b)(1)(i) and (b)(3) of Rule 12g3-2, we have enclosed all information material to an investment decision that the Company has (1) made public pursuant to the laws of England and Wales, (2) filed with the UKLA or the LSE and which was made public thereby or (3) distributed to its security holders. A list of such information is attached as Annex A.

2. As required by subparagraph (b)(1)(ii) of Rule 12g3-2, attached as Annex B is a list identifying the information that the Company (1) makes or is required to make public pursuant to the laws of England and Wales, (2) files or is required to file with the UKLA or the LSE and (3) distributes or is required to distribute to its security holders, and stating when and by whom such information is required to be made public.

3. The Company undertakes to furnish to the Securities and Exchange Commission (the **SEC**) on an ongoing basis the information specified in subparagraphs (b)(1)(i) and (b)(3) of Rule 12g3-2 promptly after such information is made public, filed or distributed. The Company also undertakes that if the information that the Company makes or is required to make public, distribute or file changes from that currently so required, the Company will furnish the SEC with a revised list reflecting such changes in accordance with subparagraph (b)(1)(iv) of Rule 12g3-2 promptly following the end of the financial year in which such changes have occurred.

4. As of July 14, 2006, there were: (a) 146,675,838 Ordinary Shares outstanding, (b) 2,646,370 Redeemable shares outstanding, (c) 2,335,679 Options outstanding, and (d) LTIP Awards outstanding covering 3,129,434 Ordinary Shares. As of July 14, 2006, the Company had 103 holders of Ordinary Shares, 284 holders of Options and 89 holders of LTIP Awards with registered addresses in the United States, holding, respectively, 154,765 Ordinary Shares, representing approximately 0.1% of the outstanding Ordinary Shares, 1,453,845 Options, representing approximately 48% of the outstanding Options and LTIP Awards, representing approximately 45% of the outstanding LTIP Awards, as of such date. There were no holders of Redeemable Shares with a registered address in the United States as of such date. The Company believes, based on information known to it or obtained without unreasonable effort or expense, that there are approximately 24 U.S. beneficial owners of Ordinary Shares holding approximately 3.05% of the outstanding Ordinary Shares.

5. Subject to the following, so far as the Company is aware, the Ordinary Shares held by residents in the United States have been acquired by such persons in secondary market trading. On July 21, 2005, the Company acquired American Cystoscope Makers, Inc. (**ACMI**) from affiliates of Fox Paine & Company, LLC and certain other shareholders of ACMI in private transactions. These transactions included the issuance of Ordinary Shares to a limited number of sophisticated investors pursuant to Section 4(2) of the Securities Act. The Options and LTIP Awards held by residents in the United States have been granted by the Company to employees and to individuals who are contracted to provide services to the Company, and are redeemable, under different circumstances, for Ordinary Shares. The Company does not believe that any Ordinary Shares, Options or LTIP Awards held by residents in the United States were acquired other than in transactions exempt from, or not subject to, the registration requirements of the Securities Act of 1933, as amended.

6. Neither the Company nor any affiliate of the Company has made a public distribution of securities in the United States. The most recent public distribution of securities by the Company outside the United States was the offer of ordinary shares on November 13, 1997.

The Company has advised us that none of the disqualifications set forth in Rule 12g3-2(d) under the Exchange Act apply to the Company.

The information and documents enclosed herewith are being furnished under subparagraph (b)(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

We appreciate your assistance in this matter. If you have any questions or comments in this regard, you may contact me at +44 20 7330 4668.

Please provide us with the SEC file number to be used in connection with the furnishing of information pursuant to Rule 12g3-2(b). In addition, please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it to us in the enclosed self-addressed, stamped envelope.

Very truly yours

PDB

Paul Burns
Partner

Copy Simon Shaw, Gyrus Group plc
Yomi Akisanya, Gyrus Group plc

Encls.

ANNEX A

In accordance with subparagraphs (b)(1)(i) and (b)(3) of Rule 12g3-2, below is a list of the information material to an investment decision that the Company, since the beginning of its last fiscal year (i.e., since January 1, 2005), (a) has made public pursuant to the laws of England and Wales, (b) has filed with the UKLA or the LSE and which was made public thereby or (c) has distributed to the Company's security holders:

1. Notice of annual general meeting to be held on May 2, 2006, dated March 28, 2006.
2. Notice of annual general meeting to be held on April 25, 2005, dated March 29, 2005.
3. Annual Return dated August 16, 2006.
4. Annual Return dated August 28, 2005.
5. Ordinary resolutions of shareholders passed at the Annual General Meeting on May 2, 2006.
6. Ordinary resolutions of shareholders passed at the Annual General Meeting on April 25, 2005.
7. Terminating appointment as director or secretary on Form 288b dated December 31, 2005.
8. Appointment of a director or secretary on Form 288a dated January 1, 2006.
9. Notice of increase in nominal capital on Form 123 dated August 1, 2005.
10. Particulars of a mortgage or charge on Companies Form 395 dated July 21, 2005.
11. Particulars of a mortgage or charge on Companies Form 395 dated October 6, 2005.
12. Notices of allotment of shares or securities on Form 88(2).
13. Stock Exchange announcement regarding Holding(s) in Company dated August 24, 2006.
14. Stock Exchange announcement regarding Additional Listing dated July 26, 2006.
15. Stock Exchange announcement regarding Holding(s) in Company dated July 20, 2006.
16. Stock Exchange announcement regarding Pre-Close Period Statement dated July 14, 2006.
17. Stock Exchange announcement regarding Holding(s) in Company dated June 29, 2006.
18. Stock Exchange announcement regarding Holding(s) in Company dated June 27, 2006.
19. Stock Exchange announcement regarding Annual Information Update dated June 15, 2006.
20. Stock Exchange announcement regarding Additional Listing dated June 7, 2006.
21. Stock Exchange announcement regarding Additional Listing dated June 6, 2006.
22. Stock Exchange announcement regarding Director Shareholding dated May 26, 2006.
23. Stock Exchange announcement regarding Re Agreement dated May 24, 2006.
24. Stock Exchange announcement regarding Result of AGM dated May 3, 2006.
25. Stock Exchange announcement regarding Notice of Results dated March 1, 2006.
26. Stock Exchange announcement regarding Holding(s) in Company dated February 24, 2006.
27. Stock Exchange announcement regarding Holding(s) in Company dated February 16, 2006.
28. Stock Exchange announcement regarding Holding(s) in Company dated February 8, 2006.
29. Stock Exchange announcement regarding Holding(s) in Company dated January 31, 2006.
30. Stock Exchange announcement regarding Holding(s) in Company dated January 19, 2006.
31. Stock Exchange announcement regarding Pre-Close Update dated January 16, 2006.
32. Stock Exchange announcement regarding Holding(s) in Company dated January 11, 2006.
33. Stock Exchange announcement regarding Holding(s) in Company dated December 8, 2005
34. Stock Exchange announcement regarding Holding(s) in Company dated November 28, 2005
35. Stock Exchange announcement regarding Holding(s) in Company dated November 23, 2005.
36. Stock Exchange announcement regarding Holding(s) in Company dated November 23, 2005.
37. Stock Exchange announcement regarding Holding(s) in Company dated November 1, 2005.
38. Stock Exchange announcement regarding Holding(s) in Company dated October 19, 2005.
39. Stock Exchange announcement regarding Holding(s) in Company dated October 11, 2005.
40. Stock Exchange announcement regarding Holding(s) in Company dated October 7, 2005.
41. Stock Exchange announcement regarding Holding(s) in Company dated October 4, 2005.
42. Stock Exchange announcement regarding Director Shareholding dated September 13, 2005.

43. Stock Exchange announcement regarding Director Shareholding dated September 7, 2005.
44. Stock Exchange announcement regarding Notice of Results dated August 22, 2005.
45. Stock Exchange announcement regarding Holding(s) in Company dated August 18, 2005.
46. Stock Exchange announcement regarding Holding(s) in Company dated August 17, 2005.
47. Stock Exchange announcement regarding Holding(s) in Company dated August 11, 2005.
48. Stock Exchange announcement regarding Holding(s) in Company dated August 10, 2005.
49. Stock Exchange announcement regarding Holding(s) in Company dated July 29, 2005.
50. Stock Exchange announcement regarding Holding(s) in Company dated July 29, 2005.
51. Stock Exchange announcement regarding Holding(s) in Company dated July 28, 2005.
52. Stock Exchange announcement regarding Holding(s) in Company dated July 22, 2005.
53. Stock Exchange announcement regarding Acquisition & Trading Update dated July 21, 2005.
54. Stock Exchange announcement regarding Holding(s) in Company dated July 19, 2005.
55. Stock Exchange announcement regarding Holding(s) in Company dated July 19, 2005.
56. Stock Exchange announcement regarding Holding(s) in Company dated July 15, 2005.
57. Stock Exchange announcement regarding Acquisition Update dated July 12, 2005.
58. Stock Exchange announcement regarding Result of EGM dated July 4, 2005.
59. Stock Exchange announcement regarding Holding(s) in Company dated July 4, 2005.
60. Stock Exchange announcement regarding Holding(s) in Company dated June 30, 2005.
61. Stock Exchange announcement regarding Proposed Acquisition dated June 16, 2005.
62. Stock Exchange announcement regarding Holding(s) in Company dated June 2, 2005.
63. Stock Exchange announcement regarding Director Shareholding dated June 2, 2005.
64. Stock Exchange announcement regarding Holding(s) in Company dated May 13, 2005.
65. Stock Exchange announcement regarding Result of AGM dated May 3, 2005.
66. Stock Exchange announcement regarding Holding(s) in Company dated April 12, 2005.
67. Stock Exchange announcement regarding Holding(s) in Company dated April 12, 2005.
68. Stock Exchange announcement regarding Director Shareholding dated April 4, 2005.
69. Stock Exchange announcement regarding Director Shareholding dated March 17, 2005.
70. Stock Exchange announcement regarding Acquisition dated March 16, 2005.
71. Stock Exchange announcement regarding Gyrus FY pretax pre-goodwill 10.2 mln stg vs 8.1 mln dated March 16, 2005.
72. Stock Exchange announcement regarding Gyrus sees high-teens revenue growth as 2004 profits more than double dated March 16, 2005.
73. Stock Exchange announcement regarding Board Change dated March 16, 2005.
74. Stock Exchange announcement regarding Holding(s) in Company dated February 24, 2005.
75. Stock Exchange announcement regarding Holding(s) in Company dated February 8, 2005.
76. Stock Exchange announcement regarding Trading Statement dated January 14, 2005.
77. Stock Exchange announcement regarding Gyrus sees FY profit slightly ahead of market consensus dated January 14, 2005.
78. Stock Exchange announcement regarding Gyrus sees FY profit slightly ahead of market consensus UPDATE dated January 14, 2005.
79. Stock Exchange announcement regarding US smallcap opening - Gyrus gains after upbeat statement dated January 14, 2005.
80. London Stock Exchange Application for Admission of Securities to Trading on Form 1 dated July 19, 2006.
81. London Stock Exchange Application for Admission of Securities to Trading on Form 1 dated June 6, 2006.
82. London Stock Exchange Application for Admission of Securities to Trading on Form 1 dated June 5, 2006.
83. Annual Report and Accounts 2005.
84. Interim Report for the six months ended June 30, 2005.
85. Annual Report and Accounts 2004.
86. Prospectus on Proposed Acquisition of American Cystoscope Makers, Inc.

GYRUS GROUP PLC

Annual Report and Accounts 2005

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD
2 MAY 2006

GYRUS GROUP PLC
NOTICE OF ANNUAL GENERAL MEETING TO BE HELD 2 MAY 2006

Notice is hereby given that the Annual General Meeting of Gyrus Group PLC will be held at 410 Wharfedale Road, Winnersh Triangle, Wokingham, Berkshire, RG14 5RA on 2 May 2006 at 10:00am to transact the following business:

Ordinary Business
To consider and, if thought fit, to pass resolutions 1 to 10 as ordinary resolutions.

Report and Accounts
Resolution 1: To receive the accounts and reports of the Directors and auditor for the year ended 31 December 2005.

Resolution 2: To approve the Directors' Remuneration Report for the year ended 31 December 2005.

Appointment of Directors
To reappoint the following Directors, as Directors of the Company:

Resolution 3: To reappoint S J B Shaw, retiring by rotation in accordance with the Company's Articles of Association.

Resolution 4: To reappoint M F Garner, seeking reappointment annually in accordance with good governance for Non-Executive Directors who are approaching a nine year tenure.

Resolution 5: To reappoint C Goodson-Wickes, seeking reappointment annually in accordance with good governance for Non-Executive Directors who are approaching a nine year tenure.

Resolution 6: To reappoint B L Steer as Director of the Company, seeking reappointment annually in accordance with best practice for Directors who have reached the age of 70.

Resolution 7: To reappoint C W Cummings as Director of the Company, seeking reappointment annually in accordance with best practice for Directors who have reached the age of 70.

Resolution 8: To approve the extension of B L Steer's contract of service to 31 December 2007 from 31 July 2007.

Auditors
Resolution 9: To reappoint KPMG Audit Plc as auditor and to authorise the Directors to determine its remuneration.

Special Business
As special business to consider and, if thought fit, to pass the following resolutions of which number 10 will be proposed as an ordinary resolution and number 11 will be proposed as a special resolution and to which reference is made in the explanatory Notes following this Notice.

Authority to Allot Shares
Resolution 10: That for the purposes of Section 80 of the Companies Act 1985 as amended ('the Act') the Directors are hereby generally and unconditionally authorised (in substitution for all previous authorities) to exercise all of the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) up to an aggregate amount of £487,192, such authority to expire on the earlier of 1 August 2007 or on the conclusion of the Company's next Annual General Meeting provided that the Directors shall be authorised to allot relevant securities pursuant to the authority hereby granted after such date in order to satisfy obligations to do so prior to such date.

Partial Exclusion of Pre-emption Rights
Resolution 11: Subject to the passing of resolution 10 above the Directors are hereby empowered, pursuant to Section 95 of the Companies Act 1985 and in place of all existing authorities which are hereby revoked, to allot equity securities (as defined in Section 94 of that Act) for cash pursuant to the authority conferred by resolution 10 above as if Section 89(i) of that Act did not apply to such allotment, being limited to:

(A) the allotment of equity securities in connection with an offer or issue to holders of Ordinary Shares where the equity securities respectively attributable to the issues to all such holders are proportionate (as nearly as may be practicable) to the respective numbers of the Ordinary Shares held by them but not including, in connection with such an issue, the making of such arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or problems under the laws of any territory or the requirements of any regulatory body or any stock exchange; and the laws of any territory or the requirements of any regulatory body or any stock exchange; and
(B) the allotment of equity securities in connection with the exercise of share options under the Gyrus Share Option Schemes; and
(C) the allotment (other than pursuant to the powers referred to in sub paragraph (A) and (B) above) of equity securities up to an aggregate amount of £73,079.

Such power to expire on the earlier of 1 August 2007 or on the conclusion of the Company's next Annual General Meeting save that the Directors may allot such equity securities pursuant to the power hereby granted after such a date in order to satisfy obligations to do so incurred prior to such date.

R Honig
Secretary
28 March 2006

Registered Office:
Fortran Road
St. Mellons
Cardiff
CF3 0LT

Registered in England and Wales
Company number 3234242

Notes
1. Ordinary shareholders entitled to attend and vote at the Annual General Meeting are entitled to appoint one or more proxies to attend and vote on their behalf. A proxy need not be a member of the Company.
2. To be effective the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of such authority) must be lodged with the Registrars of the Company, Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU not less than 48 hours before the time for holding the meeting. A form of proxy is enclosed with this notice. Completion and return of the form of proxy will not preclude a shareholder from attending and voting in person at this meeting.
3. Copies of all Directors' service contracts will be available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays and public holidays excluded) from the date of this notice until the meeting closes.
4. The register of Directors' interest maintained by the Company under Section 325 of the Companies Act shall be produced at the commencement of the meeting and remain open and accessible during the continuance of the meeting to any person attending the meeting.

EXPLANATORY NOTES ON CERTAIN BUSINESS OF THE ANNUAL GENERAL MEETING

Resolution 1: Accounts
For each financial year the Directors are required to present the audited accounts, the Directors' report and the auditor's report to the shareholders at a General Meeting.

Once the resolution to receive the report and accounts has been proposed, and before a vote is taken, the Chairman will invite questions from shareholders on the accounts and any other matters relating to the Company's business.

Resolution 2: Remuneration Report
On 1 August 2002 an amendment was made to the Companies Act 1985 which means that quoted companies must put to shareholders at the AGM a resolution to approve the Directors' Remuneration Report. You can find the Remuneration Report on pages 37 to 42 of the Annual Report and Accounts.

Resolution 3: Reappointment of Director retiring by rotation
Article 113 of the Company's Articles of Association requires that at each AGM one third of the Directors who are subject to rotation (being all Directors except those appointed since the last AGM who hold office only until the next AGM when they are eligible for reappointment) will retire. At this year's meeting S J B Shaw will retire by rotation and resolution 3 proposes his reappointment.

S J B Shaw ACA was Chief Operating Officer of Profile Therapeutics plc, a listed drug delivery and medical devices business, from 1997 to 2003. Prior to 1997 he was a corporate financier, latterly with Hambros Bank. He qualified as a Chartered Accountant in 1990.

The Board recommend the reappointment of S J B Shaw as he brings a broad base of financial and management experience together with experience of corporate financial strategy including mergers and acquisitions as well as an understanding of the changing regulatory requirements affecting public companies.

Resolutions 4 and 5: Reappointment of Non-Executive Directors approaching a nine-year tenure
Mindful of the fact that both Dr Goodson-Wickes and Mr Garner have already served 8 years as independent Non-Executive Directors, having been appointed in October 1997, the Board has undertaken rigorous formal performance reviews and has concluded that both Directors continue to be effective and demonstrate commitment and independence. It therefore recommends that they should be reappointed for a further year. In making this recommendation the Board has taken into account the need for progressive refreshing of the Board, and will continue to be mindful of this need.

Dr Goodson-Wickes is qualified as both a physician and a barrister. He has held appointments in the NHS, has seen active service in the Army as a Medical Officer and built up his own occupational medicine practices. He was a Member of Parliament for 10 years, serving as Parliamentary Private Secretary in three Government departments. He currently holds a number of Non-Executive Directorships and is Chairman of the Remuneration Committee.

The Board recommend the reappointment of Dr Goodson-Wickes as he is an experienced Non-Executive Director having a broad understanding of both healthcare and legal issues.

MF Garner MA FCA FCT was Finance Director of the TI Group from 1979 to 1993 and since then has held a number of Non-Executive Directorships. Until January 2005 he was a Non-Executive Director of Enterprise Inns PLC. He was a founder member of the Accounting Standards Board and has been a member of The Hundred Group of Finance Directors since 1978. Mr Garner is currently Deputy Chairman of the Board of Directors, Senior Independent Director and Chairman of the Audit Committee.

The Board recommend the reappointment of Mr Garner as his role of Senior Independent Director and Deputy Chairman is seen as critical until such time as the succession planning within the Group is completed and there is a separation of the roles of Chairman and CEO to bring the Group into compliance with Corporate Governance Guidelines.

Resolution 6: Reappointment of Director over the age of 70
B L Steer was President of Zimmer International Inc from 1983 to 1993. Prior to this he was President of Travenol International (now Baxter Healthcare). He originally joined Gyrus as a consultant and became a Director in January 1994. Mr Steer has overseen the development of the Group's business organically and by acquisition since its flotation in 1997.

The Board recommend the reappointment of Mr Steer as his strong leadership, as Executive Chairman and Chief Executive, and his wealth of International and senior management experience in the healthcare industry have combined to drive the Group's success.

The Board is aware that Mr Steer's joint role as both Chairman and Chief Executive is contrary to the recommendations of the Revised Combined Code. The current position derives from the origins of the Company and Mr Steer's entrepreneurial role in growing the organisation. However, this is balanced by a strong non-executive presence on the Board of Directors and a strong Operating Board with clearly defined responsibilities. It is not envisaged that the role of Chairman and Chief Executive will be exercised by one individual following Mr Steer's retirement. It is planned that Mr Steer will relinquish responsibility at the end of 2007.

Resolution 7: Reappointment of Director over the age of 70
C W Cummings currently serves as the Director of Otolaryngology – Head and Neck Surgery at The John Hopkins Hospital in Baltimore, Maryland and is on the Board of Directors of John Hopkins Medicine. He has written over 125 scientific papers, is a past president of the American Society for Head and Neck Surgery and has served on the American Board of Otolaryngology for 19 years.

The Board recommend the reappointment of C W Cummings as he has a broad understanding of medical and healthcare matters in the US.

Resolution 8: Extension of service contract
The Board recommend that the service contract of B L Steer is extended to 31 December 2007 to ensure management continuity during, and to align his contract term with, the principle integration exercise associated with the acquisition in July 2005 of American Cystoscope Makers Inc.

EXPLANATORY NOTES ON CERTAIN BUSINESS OF THE ANNUAL GENERAL MEETING CONTINUED

Resolution 9: Reappointment of auditors
At each Annual General Meeting, the Company is required to appoint an auditor to serve until the next meeting. The Company's present auditor, KPMG Audit Plc, has indicated its willingness to continue in office for a further year. Resolution 9 proposes its reappointment and that, in accordance with normal practice, the Directors should be authorised to agree its fees.

Resolutions 10 and 11: Allotment of Shares
Under the Companies Act 1985, the Directors of the company may allot unissued shares if authorised to do so. The Companies Act 1985 also prevents allotments for cash, other than to existing shareholders in proportion to their existing holdings, unless the Directors are specifically authorised to do so. This gives existing shareholders what are known as 'pre-emption rights'. Passing resolutions 10 and 11 will extend the Directors flexibility to act in the best interests of the shareholders, when opportunities arise, to issue shares.

Under resolution 10, the Directors will be able to issue new shares up to a nominal value of £487,192 which is equal to approximately one-third of the issued share capital of the Company at 16 March 2005.

Under resolution 11, the Directors will also be able to issue shares for cash, other than to existing shareholders in proportion to their existing holdings, up to a maximum of £73,079 representing approximately five percent (5%) of the issued ordinary share capital of the Company at 16 March 2005, or in a rights or other pre-emptive issue.

These arrangements are intended to ensure that the interests of existing shareholders are protected so that, for example, in the event of a share issue which is not a pre-emptive issue, the proportionate interest of existing shareholders could not, without their agreement, be reduced by more than five percent (5%) by the issue of new shares for cash to new shareholders.

The authority sought by resolutions 10 and 11 will last for 15 months or until the conclusion of the next Annual General Meeting, whichever is the earlier.



Fortran Road
St Mellons
Cardiff
CF3 0LT
Tel +44 (0)29 2077 6300
Fax +44 (0)29 2077 6301
www.gyrusplc.com

Notice of Annual General Meeting to be held 25 April 2005

Notice is hereby given that the Annual General Meeting of Gyrus Group PLC will be held at 410 Wharfedale Road, Winnersh Triangle, Wokingham, Reading, RG41 5RA on 25 April 2005 at 10.00am to transact the following business:

Ordinary Business

To consider and, if thought fit, to pass resolutions 1 to 7 as ordinary resolutions.

Report and Accounts

Resolution 1: To receive the accounts and reports of the Directors and auditors for the year ended 31 December 2004.

Resolution 2: To approve the Directors' Remuneration Report for the year ended 31 December 2004.

Appointment of Directors

To reappoint the following directors, retiring by rotation in accordance with the Company's Articles of Association, as Directors of the Company:

Resolution 3: C Goodson-Wickes

Resolution 4: MF Garner

Resolution 5: To reappoint BL Steer as Director of the Company, seeking reappointment annually in accordance with best practice for Directors who have reached the age of 70.

Resolution 6: To reappoint GR Davis under Article 119 of the Company's Articles of Association. Mr Davis was appointed by the Board of Directors on 15 March 2005 with effect from 1 April 2005.

Auditors

Resolution 7: To reappoint KPMG Audit Plc as Auditor and to authorise the Directors to determine its remuneration.

Special Business

As special business to consider and, if thought fit, to pass the following resolutions of which numbers 8 and 10 will be proposed as ordinary resolutions and number 9 will be proposed as a special resolution and to which reference is made in the explanatory Notes following this Notice.

Authority to Allot Shares
Resolution 8: That for the purposes of Section 80 of the Companies Act 1985 as amended ("the Act") the Directors are hereby generally and unconditionally authorised (in substitution for all previous authorities) to exercise all of the powers of the Company to allot relevant securities (within the meaning of Section 80(2) of the Act) up to an aggregate amount of £279,143, such authority to expire on the earlier of 24 July 2006 or on the conclusion of the Company's next Annual General Meeting provided that the Directors shall be authorised to allot relevant securities pursuant to the authority hereby granted after such date in order to satisfy obligations to do so prior to such date.

Partial Exclusion of Pre-emption Rights
Resolution 9: Subject to the passing of resolution 8 above the Directors are hereby empowered, pursuant to Section 95 of the Companies Act 1985 and in place of all existing authorities which are hereby revoked, to allot equity securities (as defined in Section 94 of that Act) for cash pursuant to the authority conferred by resolution 8 above as if Section 89(i) of that Act did not apply to such allotment, being limited to:

(A) the allotment of equity securities in connection with an offer or issue to holders of Ordinary Shares where the equity securities respectively attributable to the issues to all such holders are proportionate (as nearly as may be practicable) to the respective numbers of the Ordinary Shares held by them but not including, in connection with such an issue, the making of such arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or problems under the laws of any territory or the requirements of any regulatory body or any stock exchange; and the laws of any territory or the requirements of any regulatory body or any stock exchange; and
(B) the allotment of equity securities in connection with the exercise of share options under the Gyrus Share Option Schemes; and
(C) the allotment (other than pursuant to the powers referred to in sub paragraph (A) and (B) above) of equity securities up to an aggregate amount of £41,871.

Such power to expire on the earlier of 24 July 2006 or on the conclusion of the Company's next Annual General Meeting save that the Directors may allot such equity securities pursuant to the power hereby granted after such a date in order to satisfy obligations to do so incurred prior to such date.

The Gyrus 2005 Long-Term Incentive Plan
Resolution 10: That the Gyrus 2005 Long-Term Incentive Plan (the "Plan"), the principal terms of which are summarised below be approved and the Directors be authorised to:
(A) make such modifications to the Plan as they may consider appropriate to take account of the requirements of the UK Listing Authority and best practice and to adopt the Plan and to do all such acts and things as they may consider appropriate to implement the Plan; and

(B) establish further plans based on the Plan but modified to take account of local tax, exchange control, or securities laws in overseas territories, provided that any shares made available under such further plans are treated as counting against the limits on individual or overall participation in the Plan.

T E Rankin
Group Secretary
29 March 2005
Registered Office: Fortran Road, St. Mellons, Cardiff, CF3 0LT
Registered in England and Wales, company number 3234242

Notes

1. Ordinary shareholders entitled to attend and vote at the Annual General Meeting are entitled to appoint one or more proxies to attend and vote on their behalf. A proxy need not be a member of the Company.
2. To be effective the instrument appointing a proxy and any authority under which it is executed (or a notarially certified copy of such authority) must be lodged with the Registrars of the Company, Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent, BR3 4TU not less than 48 hours before the time for holding the meeting. A form of proxy is enclosed with this notice. Completion and return of the form of proxy will not preclude a shareholder from attending and voting in person at this meeting.
3. Copies of all Directors' service contracts will be available for inspection at the registered office of the Company during normal business hours on any weekday (Saturdays and public holidays excluded) from the date of this notice until the meeting closes.
4. The register of Directors' interest maintained by the Company under Section 325 of the Companies Act shall be produced at the commencement of the meeting and remain open and accessible during the continuance of the meeting to any person attending the meeting.
5. A copy of the draft rules of the Gyrus 2005 Long-Term Incentive Plan will be available for inspection at the registered office of the Company and New Bridge Street Consultants LLP at 20 Little Britain, London, EC1A 7DH during normal business hours on any week day (Saturdays and English public holidays excepted) until the close of the Annual General Meeting and at the place of the Annual General Meeting for at least 15 minutes prior to and during the Annual General Meeting.

Explanatory Notes on Certain Business of the Annual General Meeting

Resolution 1: Accounts

For each financial year the Directors are required to present the audited accounts, the Directors' report and the auditors' report to the shareholders at a General Meeting.

Once the resolution to receive the report and accounts has been proposed, and before a vote is taken, the Chairman will invite questions from shareholders on the accounts and any other matters relating to the Company's business.

Resolution 2: Remuneration Report

On 1 August 2002 an amendment was made to the Companies Act 1985 which means that quoted companies must put to shareholders at the AGM a resolution to approve the Directors' Remuneration Report. You can find the Remuneration Report on pages 26 to 30 of the Annual Report and Accounts.

Resolution 3 and 4: Reappointment of Directors retiring by rotation

Article 113 of the Company's Articles of Association requires that at each AGM one third of the Directors who are subject to rotation (being all Directors except those appointed since the last AGM who hold office only until the next AGM when they are eligible for reappointment) will retire. At this year's meeting C Goodson-Wickes and MF Garner will retire by rotation and resolutions 3 and 4 respectively propose their reappointment.

Mindful of the fact that both Dr Goodson-Wickes and Mr Garner have already served 7 years as independent Non Executive Directors, having been appointed in October 1997, the Board has undertaken rigorous formal performance reviews and has concluded that both directors continue to be effective and demonstrate commitment. It therefore recommends that they should be reappointed for a further year. In making this recommendation the Board has taken into account the need for progressive refreshing of the Board, and will continue to be mindful of this need.

Dr Goodson-Wickes is qualified as both a physician and a barrister. He has held appointments in the NHS, has seen active service in the Army as a Medical Officer and built up his own occupational medicine practices. He was a Member of Parliament for 10 years, serving as Parliamentary Private Secretary in three Government departments. He currently holds a number of non-executive directorships and is Chairman of the Remuneration Committee. The Board recommend the reappointment of Dr Goodson-Wickes as he is an experienced non-executive director having a broad understanding of both healthcare and legal issues.

MF Garner MA FCA FCT was Finance Director of the TI Group from 1979 to 1993 and since then has held a number of non-executive directorships. Until January 2005 he was a non-executive director of Enterprise Inns PLC. He was a founder member of the Accounting Standards Board and has been a member of The Hundred Group of Finance Directors since 1978. Mr Garner is currently Deputy Chairman of the Board of Directors, Senior Independent Director and Chairman of the Audit Committee.

The Board recommend the reappointment of Mr Garner as his role of Senior Independent Director and Deputy Chairman is seen as critical until such time as the succession planning within the Group is completed and there is a separation of the roles of Chairman and CEO to bring the Group into compliance with Corporate Governance Guidelines.

Resolution 5: Reappointment of Director over the age of 70

BL Steer was President of Zimmer International Inc from 1983 to 1993. Prior to this he was President of Travenol International (now Baxter Healthcare). He originally joined Gyrus as a consultant and became a director in January 1994.

The Board recommend the reappointment of Mr Steer as his strong leadership, as Executive Chairman and Chief Executive, and his wealth of International and Senior Management experience in the healthcare industry have combined to drive the Group's success.

The Board is aware that Mr Steer's joint role as both Chairman and Chief Executive is contrary to the recommendations of the Revised Combined Code. The current position derives from the origins of the Company and Mr Steer's entrepreneurial role in growing the organisation. However, this is balanced by a strong non-executive presence on the Board of Directors and a strong Operating Board with clearly defined responsibilities. It is not envisaged that the role of Chairman and Chief Executive will be exercised by one individual following Mr Steer's retirement. It is planned that Mr Steer will relinquish responsibility at the 2007 AGM.

Resolution 6: Reappointment of Directors under Article 119 of the Company's Articles of Association

Article 119 of the Company's Articles of Association states that Directors appointed since the last Annual General Meeting should stand for reappointment at the next Annual General Meeting. Resolution 6 proposes the reappointment of GR Davis.

Mr Davis is Chief Operating Officer of the Gyrus Group and served as a non-executive Director of the Company from flotation to his appointment as COO in October 2003.

Mr Davis has over 25 years of line management and strategic consulting experience focused on performance improvement and operational turn rounds in high tech businesses. Mr Davis joined Gyrus from NTERA, a leading Nanotechnology company, where he was Chief Executive. Before this he spent nearly 10 years with Arthur D. Little, the global management consulting company, where he was Vice President and Global Head of Operations Management. Mr Davis has also held senior operational positions for Tricom, Reuters and Molex in the US, Taiwan and Europe. He has a mechanical engineering degree and an MBA.

The Board has invited Mr Davis to become a director as of 1 April 2004, and recommend his reappointment at the AGM, because his role is believed to be critical to the future success of the Group. His extensive operational management and consultancy experience will be invaluable in creating a high performance culture within the Group.

Resolution 7: Reappointment of Auditors
At each Annual General Meeting, the Company is required to appoint auditors to serve until the next meeting. The Company's present auditor, KPMG Audit Plc, has indicated its willingness to continue in office for a further year. Resolution 7 proposes its reappointment and that, in accordance with normal practice, the Directors should be authorised to agree its fees.

Resolutions 8 and 9: Allotment of Shares
Under the Companies Act 1985, the Directors of the company may allot unissued shares if authorised to do so. The Companies Act 1985 also prevents allotments for cash, other than to existing shareholders in proportion to their existing holdings, unless the Directors are specifically authorised to do so. This gives existing shareholders what are known as "pre-emption rights". Passing resolutions 8 and 9 will extend the Directors flexibility to act in the best interests of the shareholders, when opportunities arise, to issue shares.

Under resolution 8, the Directors will be able to issue new shares up to a nominal value of £279,143 which is equal to approximately one-third of the issued share capital of the Company at 15 March 2005.

Under resolution 9, the Directors will also be able to issue shares for cash, other than to existing shareholders in proportion to their existing holdings, up to a maximum of £41,871 representing approximately five percent (5%) of the issued ordinary share capital of the Company at 15 March 2005, or in a rights or other pre-emptive issue.

These arrangements are intended to ensure that the interests of existing shareholders are protected so that, for example, in the event of a share issue which is not a pre-emptive issue, the proportionate interest of existing shareholders could not, without their agreement, be reduced by more than five percent (5%) by the issue of new shares for cash to new shareholders.

The authority sought by resolutions 8 and 9 will last for 15 months or until the conclusion of the next Annual General Meeting, whichever is the earlier.

Resolution 10: The Gyrus 2005 Long-Term Incentive Plan
The Remuneration Committee has recently undertaken a comprehensive review of long-term incentive arrangements for senior executives and has concluded that the existing Executive Share Option Scheme ("ESOS") should be replaced with a new Long-Term Incentive Plan (the "Plan") under which employees may be awarded a conditional award of free shares which will normally only vest if demanding performance conditions are achieved. Initially it is intended that awards will be granted under the Plan to approximately 60 senior executives.

If the new Plan is approved it will be the primary long-term incentive plan for senior executives. Following its adoption, it is intended that no further options will be granted under the ESOS (other than in exceptional circumstances or to take account of UK Inland Revenue approved options and in relation to the Company's existing Qualifying Non-Employee Share Option Plan, which will remain in place for the time being).

Vesting of awards under the Plan will be subject to the achievement of stretching performance conditions based on growth in the Company's Earnings Per Share over a fixed three year period. The Committee considers that EPS growth alone is the most appropriate measure of performance for the time being as it will allow the Company to grant and structure awards in both the UK and US on the same basis, where previously under the ESOS only options granted in the UK were subject to a performance target, based on Total Shareholder Return.

Subject to the approval of the Plan, shareholding guidelines for Executive Directors will be adopted under the terms of which Executive Directors will be expected to retain no fewer than 50% of shares acquired upon the vesting of awards under the Plan (or any other executive plan established in the future) net of taxes until such time as, in combination with any other shares the executives may have acquired, they hold shares which have been acquired under the Plan, with a value equivalent to 100 per cent of base salary.

The Committee believes that the Plan and policy, which give flexibility to take account of the Company's many different geographic locations, provide a better link between reward and performance and aligning the interests of executives and investors.

A summary of the principal terms of the Plan is set out in Appendix I and the full policy for incentives in 2005 is set out in the Directors' Remuneration Report contained in the Annual Report and Accounts of the Company for the year ended 31 December 2004.

APPENDIX I

SUMMARY OF THE PRINCIPAL TERMS OF THE GYRUS 2005 LONG-TERM INCENTIVE PLAN (the "Plan")

General
The Remuneration Committee of the Board of Directors of the Company (the "**Committee**") will supervise the operation of the Plan.

Eligibility
Any employee (including an executive director) of the Company and any of its subsidiaries will be eligible to participate in the Plan at the discretion of the Committee, unless he is within six months of his normal or contractual retirement age, whichever is the later. Initially, it is anticipated that approximately the top 60 executives will participate in the Plan.

Grant of awards
The Committee may grant an award in one of two forms: (i) conditional allocations, where a participant will receive free ordinary shares in the Company ("**Shares**") automatically on the vesting of his award; or (ii) nil (or nominal) cost options, where a participant can decide when to exercise his award during a period of 12 months after it has vested. The Committee may also decide to satisfy share-based awards in cash (either in whole or part), although it does not currently intend to do so.

The Committee may normally grant awards within six weeks of the approval of the Plan by shareholders and within six weeks following the Company's announcement of its results for any period. The Committee may also grant awards when there are exceptional circumstances which the Committee considers justifies the granting of awards. It is intended that the first awards will be made shortly following the adoption of the Plan.

Awards may be granted up to 10 years after the approval of the Plan by shareholders. However, the Plan will be regularly reviewed by the Committee to ensure its continued effectiveness and compliance with investor guidelines.

Awards are not transferable, except on death. Awards are not pensionable.

Individual limit
An individual may not receive awards in any financial year over Shares having a market value on grant in excess of 100% per cent of his or her annual salary in that financial year. In exceptional circumstances, the Committee may determine to grant awards in excess of this limit, for example, to facilitate the recruitment or retention of a senior executive. All grants to Executive Directors will be disclosed in the Directors' remuneration report.

Overall Plan limits

The Plan may operate over new issue Shares, treasury Shares or Shares purchased in the market. In any ten year period the Company may not issue (or have the possibility to issue) more than 10 per cent of the issued ordinary share capital of the Company under the Plan and any other employee share scheme adopted by the Company.

Treasury Shares will count as new issue Shares for the purposes of these limits but they will cease to count towards these limits if institutional investor bodies decide that they need not count. Shares issued or to be issued under awards or options granted before the Company was listed on the London Stock Exchange will also not count towards these limits.

Vesting of awards

Awards will normally vest following the third anniversary of grant once the Committee has determined the extent to which the applicable performance conditions (see below) have been satisfied and provided the participant is still employed in the Company's group.

Leaving employment

As a general rule, an award will lapse upon a participant leaving the employment of the Company's group. However, if a participant ceases employment by reason of his death, injury, disability, redundancy, retirement at his normal or anticipated retirement age, or the sale or transfer of the participant's employing company or business out of the Company's group, or in other circumstances at the discretion of the Committee, then his award would normally continue to the time when vesting would occur if he were still employed i.e. the third anniversary of grant. The extent to which an award will vest in these situations will depend upon the extent to which the performance conditions have been satisfied over the full performance period.

In exceptional circumstances the Committee may decide that an award will vest when the participant leaves rather than on the normal vesting date as described above. In these circumstances an award will vest to the extent that performance conditions have, in the opinion of the Committee, been satisfied up to the date of leaving. The award will then be pro rated to reflect the period of time between its grant and the time of leaving employment, although the Committee can decide not to pro rate the award if it decides it would be inappropriate to do so in the particular circumstances.

Corporate events

In the event of a takeover, scheme of arrangement or winding up of the Company (not being an internal corporate reorganisation) all awards will vest early to the extent that the performance conditions have, in the opinion of the Committee, been satisfied at that time. The Committee will have the right, in its sole discretion, to either allow vesting in full or to adjust the amount vested to reflect the shorter than normal period of time between the date of grant and the time of vesting.

In the event of an internal corporate reorganisation, awards will be replaced by equivalent new awards over shares in a new holding company unless the Committee decides that awards should vest on the basis which would apply in the case of a takeover.

Performance conditions

All awards will be subject to performance conditions set by the Committee each year. The performance period for awards will be a fixed period of at least three years beginning on the first day of the financial year in which the award is granted with no provision to retest.

All awards will lapse at the end of the applicable performance period to the extent that the applicable performance condition has not been satisfied or in the event of a takeover, is deemed not to have been, satisfied.

For initial awards (including awards to employees in the US) the vesting of an award will be based on the growth in the Company's Earnings Per Share ("EPS") from a 2004 base, as follows:

Average Annual Adjusted EPS Growth over Three Financial Years	Proportion of Award Vesting
8% (i.e. 24% over 3 years)	25%
18% (i.e. 54% over 3 years)	100%
8% to 18%	Between 25% and 100% on a pro rata basis

EPS will be the Adjusted Basic EPS excluding goodwill amortisation, charges relating to share based payments and, at the discretion of the Remuneration Committee, exceptional items. The Committee will ensure that a consistent approach is taken to measuring EPS over the transition period to International Accounting Standards.

The Committee can set different performance conditions from those described above for future awards provided that prior shareholder approval would be required if new conditions for grants to the Operating Board (currently comprising the CEO, CFO, COO, the Technical Director, the Presidents of the Operating Divisions and of the Presidents of the Sales Organisations and the Director of Technology) population only are, (in the opinion of the Committee,) less difficult to satisfy.

The Committee may also vary the performance conditions applying to existing awards to take account of events that the Committee considers to be exceptional, including technical events such as changes in accounting standards and treatment, provided the Committee considers the varied condition is fair and reasonable and not materially less challenging than the original condition would have been but for the event in question.

Participant's rights
Awards will not confer any shareholder rights until the awards have vested and the participants have received their Shares.

The Committee may decide that participants will receive a payment (in cash and/or Shares) on or shortly following the vesting of their awards, of an amount equivalent to the dividends that would have been paid on those Shares between the time when the awards were granted and the time when they vest.

Rights attaching to Shares
Any Shares allotted when an award vests or is exercised will rank equally with Shares then in issue (except for rights arising by reference to a record date prior to their allotment).

Variation of capital
In the event of any variation of share capital or in the event of a demerger, payment of a special dividend or similar event which materially affects the market price of the Shares, the Committee may make such adjustment as it considers appropriate to the number of Shares subject to an award and/or to the exercise price payable (if any).

Alterations to the Plan
The Committee may, at any time, amend the provisions of the Plan in any respect, provided that the prior approval of shareholders is obtained for any amendments that are to the advantage of participants in respect of the rules governing eligibility, limits on participation, the overall limits on the issue of Shares or the transfer of treasury Shares, the basis for determining a participant's entitlement to, and the terms of, the Shares or cash to be acquired and the adjustment of awards.

The requirement to obtain the prior approval of shareholders will not, however, apply to any minor alteration made to benefit the administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Company's group.

Overseas Plans
The Board may at any time without further shareholder formality establish further plans in overseas territories, any such plan to be similar to the Plan, but modified to take account of local tax, exchange control or securities laws, provided that any Shares made available under such further plans are treated as counting against the limits on individual and overall participation in the Plan.



Companies House

— for the record —

Company Name
GYRUS GROUP PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
3234242
Information extracted from Companies House records on 29th July 2006

Section 1: Company details

Ref: 3234242/09/28	Current details	Amended details
Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Fortran Road St Mellons Cardiff CF3 0LT	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held Bourne House 34 Beckenham Road Beckenham Kent BR3 4TU	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	SIC Code / Description 3310 Mfr medical, orthopaedic etc equip	SIC CODE / Description

Company Number - 3234242

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Ron HONIG **Address** 115 Harvard Road Stow Massachusetts 01775 Usa	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Ron HONIG ceased to be secretary (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Prof Charles William CUMMINGS **Address** 13940 Mantua Mill Road Glyndon Maryland Baltimore 21071 Usa **Date of birth** 16/11/1935 **Nationality** American **Occupation** Surgeon	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ⌊⌊⌊⌊ ⌊⌊⌊ Date of birth ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Nationality ______ Occupation ______ Date of change ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊ Date Prof Charles William CUMMINGS ceased to be director (if applicable) ⌊⌊ / ⌊⌊ / ⌊⌊⌊⌊

Company Number - 3234242

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Gordon Roy DAVIS **Address** The Old Post Office Chalton Waterlooville Hampshire PO8 0BG **Date of birth** 30/01/1956 **Nationality** British **Occupation** Chief Operating Officer	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Gordon Roy DAVIS ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael Frederick GARNER MA FCA FCT **Address** Old Drews Knotty Green Beaconsfield Buckinghamshire HP9 2TT **Date of birth** 22/04/1937 **Nationality** British **Occupation** Chartered Accountant	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Michael Frederick GARNER MA FCA FCT ceased to be director (if applicable) __ / __ / ____

Company Number - 3234242

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Dr Charles GOODSON-WICKES **Address** Flat 23 37 St James's Place London SW1A 1NS **Date of birth** 07/11/1945 **Nationality** British **Occupation** Physician	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Dr Charles GOODSON-WICKES ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Keith Tadeusz KRZYWICKI This is a service address for the beneficiary of a Confidentiality Order. **Address** 410 Wharfedale Road Winnersh Triangle Wokingham Berkshire RG41 5RA **Date of birth** 14/03/1945 **Nationality** British **Occupation** Director	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ ____ ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Keith Tadeusz KRZYWICKI ceased to be director (if applicable) __ / __ / ____

Company Number - 3234242

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Simon James Blouet SHAW **Address** Church House 329 Catherington Lane Waterlooville Hampshire PO8 0TE **Date of birth** 23/02/1965 **Nationality** British **Occupation** Chief Financial Officer	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Simon James Blouet SHAW ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Brian Louis STEER **Address** ~~Riverside House~~ ~~Fishery Road~~ ~~Bray~~ ~~Berkshire~~ ~~SL6 1UN~~ **Date of birth** 08/07/1933 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address NEWLANDS MOUNT, BATH ROAD, MAIDENHEAD THICKET, MAIDENHEAD, BERKSHIRE UK Postcode SL6 4LQ Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Brian Louis STEER ceased to be director (if applicable) __ / __ / ____

Company Number - 3234242

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share	Number of shares issued	Aggregate Nominal Value of issued shares
ORDINARY 1p SHARES	146,675,838	£1,466,758
DEFERRED REDEEMABLE 50p	2,646,370	£1,323,185

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 149,322,208

Aggregate Nominal Value of issued shares: £2,789,943

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☑ There were no changes during the period RE DEFERRED SHARES
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed RE ORDINARY SHARES ON C

LIST OF DEFERRED REDEEMABLE SHAREHOLDERS ATTACHE

The last full list of members was received on: 06/08/2005

> **REMEMBER:**
> *Changes to shareholder particulars or details of shares transferred to be completed each year*
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 3234242

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3234242

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's *former shareholders*.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 3234242


CH

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (Director / Secretary)

Date 16/08/2006

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *6/8/2006*

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

Note: *The form must be delivered to CH within 28 days of this date*

3. Date of next return

☐ If you wish to change your next return to a date earlier than **6th August 2007** please give the new date here:

__ / __ / ____

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: YOMI AKISANYA

Telephone number *inc code*: ______

Address: 410 WHARFEDALE ROAD
WINNERSH TRIANGLE,
WOKINGHAM, BERKS.

DX number *if applicable*: ______

DX exchange: ______

Postcode: RG41 5RA

Gyrus Group Plc
Deferred Redeemable Shareholders
As at 6 August 2006

Alta Berkeley LPII Leidseplein 29 1017 PS Amsterdam	1,026,601
Charterhouse Nominees Ltd 85 Watling Street London	1,026,601
Johnson & Johnson Development Corp 1 Johnson & Johnson Plaza New Brunswick New Jersey USA	593,168
Total	2,646,370


Companies House
— for the record —

Company Name
GYRUS GROUP PLC

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
Public Limited Company

Company Number
3234242
Information extracted from Companies House records on 16th July 2005

Section 1: Company details

Ref: 3234242/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Fortran Road St Mellons Cardiff CF3 0LT	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Address where the Register is held Bourne House 34 Beckenham Road Beckenham Kent BR3 4TU	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* > *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*	SIC Code: 3310 Description: Mfr medical, orthopaedic etc equip	SIC CODE Description

Company Number - 3234242

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael Frederick GARNER MA FCA FCT **Address** Old Drews Knotty Green Beaconsfield Buckinghamshire HP9 2TT **Date of birth** 22/04/1937 **Nationality** British **Occupation** Chartered Accountant	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ________ Occupation ________ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Michael Frederick GARNER MA FCA FCT ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Dr Charles GOODSON-WICKES D L **Address** Flat 23 37 St James's Place London SW1A 1NS **Date of birth** 07/11/1945 **Nationality** British **Occupation** Physician	Name ________ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ________ ________ ________ UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴ Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Nationality ________ Occupation ________ Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ Date Dr Charles GOODSON-WICKES D L ceased to be director (if applicable) ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴

Company Number - 3234242

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** **Brian Louis STEER**	Name
		Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address **Baileys Cottage** **Baileys Lane, Waltham St.** **Lawrence** **Reading** **Berkshire** **RG10 0NS**	Address RIVERSIDE HOUSE, FISHERY ROAD BRAY, BERKSHIRE
	Date of birth 08/07/1933	UK Postcode SL6 1UN
	Nationality British	Date of birth __/__/____
Particulars of a new Director must be notified on form 288a.	**Occupation** Company Director	Nationality
		Occupation
		Date of change __/__/____
		Date Brian Louis STEER ceased to be director (if applicable) __/__/____

Company Number - 3234242

Section 4: Details of New Shareholders and Transfers (A) (ii)

- Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.
- Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.
- Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.
- Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3234242



Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☑ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature [signature] (~~Director~~ / Secretary)

Date 26/08/05

This date must not be earlier than the return date at 2 below

What to do now
Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☑ This AR is made up to *6/8/2005*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **6th August 2006** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☑ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: TRUDY RANKIN

Telephone number *inc code*: 01189 219228

Address:
46 WHARFEDALE RD
WINNERSH TRIANGLE
WOKINGHAM, BERKS

DX number *if applicable*:

DX exchange:

Postcode: RG41 5RA

Run Date: 08-AUG-2005 01:44PM
Page 1
Ref: RS2801 V4.1f
Company Code: G121

Annual Return

GYRUS GROUP PLC

Registered Number 3234242

Annual Return for Period : 07-AUG-2004 to 06-AUG-2005

Number of main report pages: 322

Total Number of Shareholder Accounts printed: 2,361

Summary By Class:

Class	Name	Holding	Holders
01	ORD 1P	145,453,307	1,654

Gyrus Group PLC
Deferred Redeemable Shareholders
As at 6 August 2005

Alta Berkeley LPII **Leidseplein 29** **1017 PS Amsterdam** **The Netherlands**	**1,026,601**
Charterhouse Nominees Ltd **85 Watling Street** **London**	**1,026,601**
Johnson & Johnson Development Corp **1 Jo' nson & Johnson Plaza** **New Brunswick** **New Jersy** **USA**	**593,168**
Total	**2,646,370**

GYRUS GROUP PLC
AGM Monday 2 May 2006, 10am

Resolution 1.

Resolution 1 proposes that the accounts and the reports of the Directors and auditors be received.

96,241,677	proxies were lodged in favour,
754,965	against
3,532,469	to be voted at the Chairman's discretion and
5,408	abstentions.

Resolution carried.

Resolution 2.

Resolution 2 proposes that the Director's Remuneration Report as included in the Report and Accounts be approved.

96,162,574	proxies were lodged in favour,
690,213	against
3,533,527	to be voted at the Chairman's discretion and
148,204	abstentions

Resolution carried.

Resolution 3.

Resolution 3 proposes the reappointment of Simon Shaw as an Executive Director of the Company. Simon Shaw is being offered for reappointment under Article 113 of the Companies Articles of Association which requires that at each AGM one third of the Directors who are subject to rotation retire and seek reappointment at the AGM.

97,001,289	proxies were lodged in favour,
158	against
3,533,072	to be voted at the Chairman's discretion and
0	abstentions

Resolution carried.

Resolution 4.

Resolution 4 proposes the reappointment of Michael Garner as a Non Executive Director of the Company. Michael Garner is being offered for reappointment in accordance with good governance for Non-Executive Directors who are approaching a nine year tenure.

96,915,548	proxies were lodged in favour,
85,899	against
3,533,072	to be voted at the Chairman's discretion and
0	abstentions

Resolution carried.

Resolution 5.

Resolution 5 proposes the reappointment of Charles Goodson-Wickes as a Non Executive Director of the Company. Dr Goodson-Wickes is also being offered for reappointment in accordance with good governance for Non-Executive Directors who are approaching a nine year tenure.

96,915,947	proxies were lodged in favour,
85,500	against
3,533,072	to be voted at the Chairman's discretion and
0	abstentions

Resolution carried.

Resolution 6.

Resolution 6 proposes the reappointment of Brian Steer as Director of the Company. Mr Steer is seeking re-appointment annually in accordance with best practice for Directors who have reached the age of 70.

95,652,269	proxies were lodged in favour,
513,632	against
3,533,072	to be voted at the Chairman's discretion and
835,545	abstentions

Resolution carried.

Resolution 7.

Resolution 7 proposes the reappointment of Charles Cummings as a Non Executive Director of the Company. Dr Cummings is seeking re-appointment annually in accordance with best practice for Directors who have reached the age of 70.

96,995,519	proxies were lodged in favour,
2,396	against
3,533,072	to be voted at the Chairman's discretion and
3,532	abstentions

Resolution carried.

Resolution 8.

Resolution 8 proposes the extension of Brian Steer's contract of service to 31 December 2007 from 31 July 2007. The company is seeking this extension to ensure management continuity during, and to align his contract term with, the principle integration exercise associated with the acquisition in July 2005 of American Cystoscope Makers, Inc.

96,777,128	proxies were lodged in favour,
78,077	against
3,533,072	to be voted at the Chairman's discretion and
146,242	abstentions

Resolution carried.

Resolution 9.

Resolution 9 proposes the reappointment of KPMG Audit Plc as Auditor and that the Directors be authorised to determine its remuneration.

96,308,129	proxies were lodged in favour,
690,188	against
3,532,669	to be voted at the Chairman's discretion and
3,532	abstentions

Resolution carried.

Resolution 10.

Resolution 10 proposes that the Directors be authorised to allot relevant securities pursuant to section 80 of the Companies Act 1985.

96,997,775	proxies were lodged in favour,
2,113	against
3,532,669	to be voted at the Chairman's discretion and
1,962	abstentions

Resolution carried.

Resolution 11.

Resolution 11 proposes to allow the Directors the prescribed partial exclusion of pre-emption rights pursuant to Section 95 of the Companies Act 1985.

96,999,222	proxies were lodged in favour,
2,628	against
3,532,669	to be voted at the Chairman's discretion
0	abstentions

Resolution carried.

GYRUS GROUP PLC
AGM Monday 25 April 2005, 10am

Resolution 1.

Resolution 1 proposes that the accounts and the reports of the Directors and auditors be received.

47,128,084	proxies were lodged in favour,
455,200	against
8,497	to be voted at the Chairman's discretion and
0	abstentions.

Resolution carried.

Resolution 2.

Resolution 2 proposes that the Director's Remuneration Report as included in the Report and Accounts be approved.

47,198,107	proxies were lodged in favour,
329,585	against
8,952	to be voted at the Chairman's discretion and
55,137	abstentions

Resolution carried.

Resolution 3.

Resolution 3 proposes the reappointment of Charles Goodson-Wickes as a Non-Executive Director of the Company. Charles Goodson-Wickes is being offered for reappointment under Article 113 of the Companies Articles of Association which requires that at each AGM one third of the Directors who are subject to rotation retire and seek reappointment at the AGM.

47,417,237	proxies were lodged in favour,
162,515	against
8,497	to be voted at the Chairman's discretion and
3,532	abstentions

Resolution carried.

Resolution 4.

Resolution 4 proposes the reappointment of Michael Garner as a Non Executive Director of the Company. Michael Garner is also being offered for reappointment under Article 113 of the Companies Articles of Association requiring that one third of the Directors subject to rotation will retire and seek reappointment at the AGM if appropriate.

47,415,831	proxies were lodged in favour,
163,770	against
8,497	to be voted at the Chairman's discretion and
3,683	abstentions

Resolution carried.

Resolution 5.

Resolution 5 proposes the reappointment of Brian Steer as Director of the Company. Mr Steer is seeking re-appointment annually in accordance with best practice for Directors who have reached the age of 70.

42,461,939	proxies were lodged in favour,
1,734,658	against
8,497	to be voted at the Chairman's discretion and
3,386,687	abstentions

Resolution carried.

Resolution 6.

Resolution 6 proposes the appointment of Mr. GR Davis as a Director of the Company. Roy Davis was appointed by the Board of Directors on 15 March 2005 with effect from 1 April 2005. He is being offered for reappointment under Article 119 of the Companies Articles of Association which requires the reappointment at the AGM of Directors appointed during the financial year.

47,422,402	proxies were lodged in favour,
157,350	against
8,497	be voted at the Chairman's discretion and
3,532	abstentions

Resolution carried.

Resolution 7.

Resolution 7 proposes the reappointment of KPMG Audit Plc as Auditor and that the Directors be authorised to determine its remuneration.

47,217,480	proxies were lodged in favour,
311,629	against
8,497	to be voted at the Chairman's discretion and
54,175	abstentions

Resolution carried.

Resolution 8.

Resolution 8 proposes that the Directors be authorised to allot relevant securities pursuant to section 80 of the Companies Act 1985.

47,581,314	proxies were lodged in favour,
1,455	against
9,012	to be voted at the Chairman's discretion and
0	abstentions

Resolution carried.

Resolution 9.

Resolution 9 proposes to allow the Directors the prescribed partial exclusion of pre-emption rights pursuant to Section 95 of the Companies Act 1985

47,581,314	proxies were lodged in favour,
1,970	against
8,497	to be voted at the Chairman's discretion
0	abstentions

Resolution carried.

Resolution 10A.

Resolution 10A proposes to approve the Gyrus 2005 Long-Term Incentive plan and authorise the Directors to make such modifications to the Plan as they may consider appropriate to take account of the requirements of the UK Listing Authority and best practice and to adopt the Plan and to do all such acts and things as they may consider appropriate to implement the Plan

44,507,291	proxies were lodged in favour,
338,038	against
8,997	to be voted at the Chairman's discretion and
59,260	abstentions

Resolution carried.

Resolution 10B.

Resolution 10B proposes to allow Directors to establish further plans based on those outlined in Resolution 10A above but modified to take account of local taxes, exchange control, or securities laws in overseas territories, provided that any shares made available under such plans are treated as counting against the individual limits or overall participation in the Plan.

44,506,775	proxies were lodged in favour,
338,038	against
9,512	to be voted at the Chairman's discretion and
59,260	abstentions

Resolution carried.


Companies House
for the record

RECEIVED
2006 SEP 18 A 11:13
OFFICE OF INTERNATIONAL

288b

Please complete in typescript, or in bold black capitals.
CHWP000

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 03234242

Company Name in full Gyrus Group PLC

	Day	Month	Year
Date of termination of appointment	3 1	1 2	2 0 0 5

as director [ ] as secretary [✓] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mrs *Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Trudy Elaine

Surname: Rankin

†Date of Birth: Day | Month | Year

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 5/1/06

* Voluntary details.
† Directors only.
** Delete as appropriate

(** serving director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

410 Wharfedale Road, Winnersh Triangle, Wokingham, Berks
RG41 5RA
Tel 01189 219750
DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House
-- for the record --

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 03234242

Company Name in full GYRUS GROUP PLC

	Day	Month	Year
Date of appointment	01	01	2006
†Date of Birth			

Appointment form

Notes on completion appear on reverse.

Appointment as director [ ] as secretary [X]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title: Mr. *Honours etc:

Forename(s): Ron

Surname: Honig

Previous Forename(s): None Previous Surname(s): None

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: 115 Harvard Road

Post town: Stow Postcode: 01775

County / Region: Massachusetts Country: U.S.A.

†Nationality: †Business occupation:

†Other directorships (additional space overleaf):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] Date 3 January 2006

A director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate

Signed [signature] Date 5/1/06

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

Companies House receipt date barcode

This form has been provided free of charge by Companies House

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

Form April 2002

Company Number 03284242

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

RECEIVED

2006 SEP 18 A 11:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

123

CHFP025

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 3234242

Name of company

* insert full name of company

*GYRUS GROUP PLC

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 4 July 2005 the nominal capital of the company has been increased by £ 261,632 beyond the registered capital of £ 3,000,000.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

26,163,200 ordinary shares of 1 pence each

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ DIRECTOR Date 1/8/05

Presentor's name address and reference (if any) :

Allen & Overy LLP
One New Change
London EC4M 9QQ

Ref: JLO/PJRS

For official Use
General Section | Post room

Laserform International 12/99

M

CHFP025

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

*insert full name of Company

COMPANIES FORM No. 395

125631/91

Particulars of a mortgage or charge

395

A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

Pursuant to section 395 of the Companies Act 1985

To the Registrar of Companies
(Address overleaf - Note 6)

For official use: 31

Company number: 03234242

Name of company

* GYRUS GROUP PLC (the "**Company**")

Date of creation of the charge

21 July 2005

Description of the instrument (if any) creating or evidencing the charge (note 2)

DEBENTURE (the "**Deed**")

Amount secured by the mortgage or charge

All present and future obligations and liabilities (whether actual or contingent and whether owed jointly or severally or alone or in any other capacity whatsoever) of any member of the Group to the Security Trustee and/or the other Secured Parties (or any of them) under or pursuant to any ~~Finance Document~~ (including all monies covenanted to be paid under the Deed) ("**Secured Obligations**").

Names and addresses of the mortgagees or persons entitled to the charge

THE GOVERNOR AND COMPANY OF THE BANK OF SCOTLAND (as security trustee for the Secured Parties)(in such capacity, the "**Security Trustee**") of Level 7, Bishopsgate Exhange, 155 Bishopsgate, London.

Postcode EC2M 3YB

Presentor's name address and reference (if any):

DLA Piper Rudnick Gray Cary
3 Noble Street
London EC2V 7EE

DXP/ab/banking

70171.120048.7066549

Time critical reference

For official Use (02/00)

Mortgage Section | Post room


A27W87JD
A05
COMPANIES HOUSE
0201
04/08/05

Short particulars of all the property mortgaged or charged

1. GRANT OF SECURITY

1.1 Nature of security

All Security Interests and dispositions created or made by or pursuant to the Deed are created or made:

1.1.1 in favour of the Security Trustee;

1.1.2 with full title guarantee in accordance with the Law of Property (Miscellaneous Provisions) Act 1994; and

1.1.3 as continuing security for payment of the Secured Obligations.

1.2 Qualifying floating charge

Paragraph 14 of Schedule B1 to the Insolvency Act 1986 applies to any floating charge created by or pursuant to the Deed (and each such floating charge is a qualifying floating charge for the purposes of the Insolvency Act 1986).

Please do not write in this margin

Please complete legibly, preferably in black type, or bold block lettering

Particulars as to commission allowance or discount (note 3)

N/A

Signed DLA Piper Rudnick Gray Cary UK LLP Date 3 August 2005

On behalf of [mortgagee/chargee] †

A fee is payable to Companies House in respect of each register entry for a mortgage or charge. (See Note 5)

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395). If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398). A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the Registrar. The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body. A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No. 398 is submitted.

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage", or "Legal charge", etc, as the case may be, should be given.

3 In this section there should be inserted the amount or rate per cent. of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his;
(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,
for any of the debentures included in this return. The rate of interest payable under the terms of the debentures should not be entered.

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet.

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge. Cheques and Postal Orders must be made payable to **Companies House.**

6 The address of the Registrar of Companies is: Companies House, Crown Way, Cardiff CF14 3UZ

CHFP025

Please do not write in this binding margin

COMPANIES FORM No. 395 (Cont.) AND FORM No. 410 (Scot)(Cont.)

Particulars of a mortgage or charge (continued)

Continuation sheet No 1
to Form No 395 and 410 (Scot)

Company Number

03234242

Please complete legibly, preferably in black type, or bold block lettering

Name of Company

GYRUS GROUP PLC (the "Company") Limited*

* delete if inappropriate

Description of the instrument creating or evidencing the mortgage or charge (continued) (note 2)

Amount due or owing on the mortgage or charge (continued)

Please do not write in this binding margin

Please complete legibly, preferably in black type, or bold block lettering

NOTE.

In this form:

"Assigned Assets" means the Security Assets expressed to be assigned pursuant to clause 4.2 of the Deed (Security assignments);

"Charged Investments" means the Charged Securities and all present and future Related Rights accruing to all or any of the Charged Securities;

"Charged Securities" means:

(a) the securities specified in part 2 of the schedule hereto (Details of Security Assets); and

(b) all other stocks, shares, debentures, bonds, warrants, coupons, negotiable instruments, certificates of deposit or other securities or "investments" (as defined in part II of schedule II to the Financial Services and Markets Act 2000 as in force at 21 July 2005) as at 21 July 2005 or in future owned (legally or beneficially) by a Charging Company, held by a nominee on its behalf or in which such Charging Company has an interest at any time.

"Charging Companies" means the Initial Charging Companies and any other company which accedes to the Deed pursuant to an Accession Deed (as defined in the Deed);

"Delegate" means any delegate, sub-delegate, agent, attorney or co-trustee appointed by the Security Trustee or by a Receiver;

"Event of Default" means any event or circumstance specified as such in clause 26 of the Facilities Agreement (Events of Default);

"Facilities Agreement" means the $280,000,000 US dollar term and multicurrency facilities agreement dated 15 June 2005 and made between (1) Gyrus Group plc as Parent, (2) the companies listed in part 1 of schedule 1 thereto as Original Borrowers, (3) the companies listed in part 1 of schedule 1 thereto as Original Guarantors, (4) The Governor and Company of the Bank of Scotland as Arranger, (5) the financial institutions listed in part 2 of schedule 1 thereto as Original Lenders, (6) The Governor and Company of the Bank of Scotland as Agent, (7) the Security Trustee and (8) The Governor and Company of the Bank of Scotland as Ancillary Lender, pursuant to which the Original Lenders (as defined in the Facilities Agreement) agreed to make certain facilities available to the Borrowers (as defined in the Facilities Agreement);

"Finance Document" means the Facilities Agreement, any Accession Letter, any Ancillary Document, any Compliance Certificate, any Fee Letter, any Hedging Agreement, any Transaction Security Document (all as defined in the Facilities Agreement), the syndication letter dated 15 June 2005 between the Arranger and the Parent and any other document designated as a "Finance Document" by the Agent and the Parent;

"Group" means the Parent, the Target (as defined in the Facilities Agreement) and each of their respective Subsidiaries (as defined in the Facilities Agreement) for the time being;

"Initial Charging Companies" means Gyrus Group plc with CRN: 03234242, Gyrus Medical Limited with CRN: 02349996, Gyrus Investment Limited with CRN: 03972115, Gyrus International Limited with CRN: 03162841 and Gyrus Holdings Limited with CRN: 03972115;

continued on continuation sheet 2, page 2

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Names, addresses and descriptions of the mortgagees or persons entitled to the charge (continued)

Short particulars of all the property mortgaged or charged (continued)

Please do not write in this binding margin

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2. FIXED SECURITY

2.1 Fixed charges

The Company charged all of its present and future right, title and interest in and to the following assets which are at any time owned by it, or in which it from time to time has an interest:

2.1.1 by way of first legal mortgage:

(a) the Property (if any) specified in part 1 of the schedule hereto (Details of Security Assets); and

(b) all other Property (if any) at 21 July 2005 vested in, or charged to, the Company (not charged by clause 4.1.1(a) of the Deed);

2.1.2 by way of first fixed charge:

(a) all other Property and all interests in Property (not charged by clause 4.1.1 of the Deed); and

(b) all licences to enter upon or use land and the benefit of all other agreements relating to land;

2.1.3 by way of first fixed charge all plant and machinery (not charged by clause 4.1.1 or 4.1.2 of the Deed) and the benefit of all contracts, licences and warranties relating to the same;

2.1.4 by way of:

(a) first fixed charge the Charged Securities referred to in part 2 of the schedule hereto (Details of Security Assets);

(b) first fixed charge all other Charged Securities (not charged by clause 4.1.4(a) of the Deed);

in each case, together with (1) all Related Rights from time to time accruing to those Charged Securities and (2) all rights which the Company may have at any time against any clearance or settlement system or any custodian in respect of any Charged Investments;

2.1.5 by way of first fixed charge:

(a) the Security Accounts and all monies at any time standing to the credit of the Security Accounts; and

(b) all accounts of the Company with any bank, financial institution or other person not charged by clause 4.1.5(a) of the Deed and all monies at any time standing to the credit of such accounts,

in each case, together with all interest from time to time accrued or accruing on such monies, any investment made out of such monies or account and all rights to repayment of any of the foregoing;

continued on continuation sheet 1, page 4

COMPANIES FORM No. 395 (Cont.) AND FORM No. 410 (Scot)(Cont.)

CHFP025

Particulars of a mortgage or charge (continued)

Please do not write in this binding margin

Continuation sheet No 2
to Form No 395 and 410 (Scot)

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Company Number

03234242

Name of Company

GYRUS GROUP PLC (the "Company")

Limited*

* delete if inappropriate

Description of the instrument creating or evidencing the mortgage or charge (continued) (note 2)

Amount due or owing on the mortgage or charge (continued)

Please do not write in this binding margin

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"Insurances" means all policies of insurance (and all cover notes) which are at any time held by, or written in favour of, a Charging Company or in which a Charging Company from time to time has an interest (including, without limitation, the policies of insurance (if any) specified in part 5 of the schedule hereto (Details of Security Assets);

"Intellectual Property" means:

(i) any patents, trade marks, service marks, designs, business names, copyrights, design rights, moral rights, inventions, confidential information, know-how and other intellectual property rights and interests, whether registered or unregistered; and

(ii) the benefit of all applications and rights to use such assets of each member of the Group,

including, without limitation, the intellectual property rights (if any) specified in part 3 of the schedule hereto (Details of Security Assets);

"Property" means all estates and interests in freehold, leasehold and other immovable property (wherever situated) as at 21 July 2005 or in future belonging to any Charging Company, or in which any Charging Company has an interest at any time (including the registered and unregistered land (if any) in England and Wales specified in part 1 of the schedule hereto (Details of Security Assets)), together with:

(a) all buildings and fixtures (including trade fixtures) and fixed plant and machinery at any time thereon.

(b) all easements, rights and agreements in respect thereof;

(c) all proceeds of sale of that property; and

(d) the benefit of all covenants given in respect thereof;

"Receivables" means all present and future book debts and other debts, rentals, royalties, fees, VAT and monetary claims and all other amounts at any time recoverable or receivable by, or due or owing to, any Charging Company (whether actual or contingent and whether arising under contract or in any other manner whatsoever) together with:

(a) the benefit of all rights, guarantees, Security Interests and remedies relating to any of the foregoing (including, without limitation, negotiable instruments, indemnities, reservations of property rights, rights of tracing and unpaid vendor's liens and similar associated rights); and

(b) all proceeds of any of the foregoing;

"Receiver" means any receiver, receiver and manager or administrative receiver appointed by the Security Trustee under the Deed;

"Related Rights" means, in relation to any Charged Security:

(a) all dividends, distributions and other income paid or payable on the relevant Charged Security or on any asset referred to in paragraph (b) of this definition;

(b) all rights, monies or property accruing or offered at any time in relation to such Charged Security whether by way of redemption, substitution, exchange, bonus or preference, under option rights or otherwise;

continued on continuation sheet 3, page 2

COMPANIES FORM No. 395 (Cont.) AND FORM No. 410 (Scot)(Cont.)

Particulars of a mortgage or charge (continued)

CHFP025

Please do not write in this binding margin

Continuation sheet No 2
to Form No 395 and 410 (Scot)

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Company Number

03234242

Name of Company

GYRUS GROUP PLC (the "Company") Limited*

* delete if inappropriate

Description of the instrument creating or evidencing the mortgage or charge (continued) (note 2)

Amount due or owing on the mortgage or charge (continued)

Please do not write in this binding margin

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"Insurances" means all policies of insurance (and all cover notes) which are at any time held by, or written in favour of, a Charging Company or in which a Charging Company from time to time has an interest (including, without limitation, the policies of insurance (if any) specified in part 5 of the schedule hereto (Details of Security Assets);

"Intellectual Property" means:

(i) any patents, trade marks, service marks, designs, business names, copyrights, design rights, moral rights, inventions, confidential information, know-how and other intellectual property rights and interests, whether registered or unregistered; and

(ii) the benefit of all applications and rights to use such assets of each member of the Group,

including, without limitation, the intellectual property rights (if any) specified in part 3 of the schedule hereto (Details of Security Assets);

"Property" means all estates and interests in freehold, leasehold and other immovable property (wherever situated) as at 21 July 2005 or in future belonging to any Charging Company, or in which any Charging Company has an interest at any time (including the registered and unregistered land (if any) in England and Wales specified in part 1 of the schedule hereto (Details of Security Assets)), together with:

(a) all buildings and fixtures (including trade fixtures) and fixed plant and machinery at any time thereon.

(b) all easements, rights and agreements in respect thereof;

(c) all proceeds of sale of that property; and

(d) the benefit of all covenants given in respect thereof;

"Receivables" means all present and future book debts and other debts, rentals, royalties, fees, VAT and monetary claims and all other amounts at any time recoverable or receivable by, or due or owing to, any Charging Company (whether actual or contingent and whether arising under contract or in any other manner whatsoever) together with:

(a) the benefit of all rights, guarantees, Security Interests and remedies relating to any of the foregoing (including, without limitation, negotiable instruments, indemnities, reservations of property rights, rights of tracing and unpaid vendor's liens and similar associated rights); and

(b) all proceeds of any of the foregoing;

"Receiver" means any receiver, receiver and manager or administrative receiver appointed by the Security Trustee under the Deed;

"Related Rights" means, in relation to any Charged Security:

(a) all dividends, distributions and other income paid or payable on the relevant Charged Security or on any asset referred to in paragraph (b) of this definition;

(b) all rights, monies or property accruing or offered at any time in relation to such Charged Security whether by way of redemption, substitution, exchange, bonus or preference, under option rights or otherwise;

continued on continuation sheet 3, page 2

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Names, addresses and descriptions of the mortgagees or persons entitled to the charge (continued)

Short particulars of all the property mortgaged or charged (continued)

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2.1.6 by way of first fixed charge:

(a) the Intellectual Property (if any) specified in part 3 of the schedule hereto (Details of Security Assets); and

(b) all other Intellectual Property (if any) (not charged by clause 4.1.6(a) of the Deed);

2.1.7 to the extent that any Assigned Asset is not effectively assigned under clause 4.2 of the Deed (Security assignments), by way of first fixed charge, such Assigned Asset;

2.1.8 by way of first fixed charge (to the extent not otherwise charged or assigned in the Deed):

(a) the benefit of all licences and authorisations held or used in connection with the business of the Company or the use of any of its assets; and

(b) any letter of credit issued in favour of the Company and all bills of exchange and other negotiable instruments held by it; and

2.1.9 by way of first fixed charge all of the goodwill and uncalled capital of the Company.

2.2 Security assignments

The Company assigned absolutely (subject to a proviso for reassignment on redemption) all its present and future right, title and interest in and to:

2.2.1 the Relevant Contracts, all rights and remedies in connection with the Relevant Contracts and all proceeds and claims arising therefrom;

2.2.2 the Insurances, all claims under the Insurances and all proceeds of the Insurances; and

2.2.3 the Security Accounts and all monies at any time standing to the credit of the Security Accounts, together with all interest from time to time accrued or accruing on such monies, any investment made out of such monies or account and all rights to repayment of any of the foregoing; and

2.2.4 all other Receivables (not assigned under clause 4.2.1 or 4.2.2 or 4.2.3 of the Deed).

To the extent that any Assigned Asset described in clause 4.2.2 of the Deed is not assignable, the assignment which that clause purports to effect shall operate as an assignment of all present and future rights and claims of the Company to any proceeds of the Insurances.

2.3 Assigned Assets

The Security Trustee is not obliged to take any steps necessary to preserve any Assigned Asset, to enforce any term of a Relevant Contract against any person or to make any enquiries as to the nature or sufficiency of any payment received by it pursuant to the Deed.

continued on continuation sheet 2, page 4

COMPANIES FORM No. 395 (Cont.) AND FORM No. 410 (Scot)(Cont.)

Particulars of a mortgage or charge (continued)

CHFP025

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Continuation sheet No 3 to Form No 395 and 410 (Scot)

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Company Number

03234242

Name of Company

GYRUS GROUP PLC (the "Company") Limited*

* delete if inappropriate

Description of the instrument creating or evidencing the mortgage or charge (continued) (note 2)

Amount due or owing on the mortgage or charge (continued)

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"Relevant Contract" means each agreement specified in part 4 of the schedule hereto (Details of Security Assets) together with each other agreement supplementing or amending or novating or replacing the same;

"Secured Parties" means each Finance Party (as defined in the Facilities Agreement) from time to time party to the Facilities Agreement together with any Receiver or Delegate;

"Security" means the Security Interests created by or pursuant to the Deed;

"Security Account" has the meaning given to that term in clause 11.6.1(b) of the Deed;

"Security Assets" means all property and assets from time to time mortgaged, charged or assigned (or expressed to be mortgaged, charged or assigned) by or pursuant to the Deed;

"Security Interest" means any mortgage, pledge, lien, charge, assignment by way of security, hypothecation, security interest, title retention, preferential right or trust arrangement or any other security agreement or arrangement having the effect of security;

"Security Period" means the period beginning on 21 July 2005 and ending on the date on which:

(a) all the Secured Obligations have been unconditionally and irrevocably paid and discharged in full; and

(b) no Secured Party has any further commitment, obligation or liability under or pursuant to the Finance Documents;

"VAT" means value added tax as provided for in the Value Added Tax Act 1994 and any other tax of a similar nature.

SEE ATTACHED SCHEDULE

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Names, addresses and descriptions of the mortgagees or persons entitled to the charge (continued)

Short particulars of all the property mortgaged or charged (continued)

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3. FLOATING CHARGE

The Company charged and agreed to charge by way of first floating charge all of its present and future assets and undertaking (wherever located) which are not effectively charged by way of first fixed mortgage or charge or assigned pursuant to clause 4.1 of the Deed (Fixed charges), clause 4.2 of the Deed (Security assignments) or any other provision of the Deed.

4. CONVERSION OF FLOATING CHARGE

4.1 Conversion by notice

The Security Trustee may, by written notice to the Company, convert the floating charge created under the Deed into a fixed charge as regards all or any of the assets of the Company specified in the notice if:

4.1.1 an Event of Default has occurred and is continuing; or

4.1.2 the Security Trustee (acting reasonably) reasonably considers any Security Assets (whether or not those specified in the notice) to be in danger of being seized or sold under any form of distress, attachment, execution or other legal process.

4.2 Small companies

The floating charge created under the Deed by the Company shall not convert into a fixed charge solely by reason of a moratorium being obtained under the Insolvency Act 2000 (or anything done with a view to obtaining such a moratorium) in respect of the Company.

4.3 Automatic conversion

The floating charge created under the Deed shall (in addition to the circumstances in which the same will occur under general law) automatically convert into a fixed charge:

4.3.1 in relation to any Security Asset which is subject to a floating charge if:

(a) the Company creates (or attempts or purports to create) any Security Interest on or over the relevant Security Asset (other than those permitted by the Facilities Agreement) without the prior written consent of the Security Trustee; or

(b) any third party levies or attempts to levy any distress, execution, attachment or other legal process against any such Security Asset; and

4.3.2 over all Security Assets of the Company which are subject to a floating charge if an administrator is appointed in respect of the Company or the Security Trustee receives notice of intention to appoint such an administrator.

4.4 Partial conversion

The giving of a notice by the Security Trustee pursuant to clause 6.1 of the Deed (Conversion by notice) in relation to any class of assets of the Company shall not be construed as a waiver or abandonment of the rights of the Security Trustee to serve similar notices in respect of any other class of assets or of any other right of the Security Trustee and/or the other Secured Parties.

continued on continuation sheet 4, page 4

COMPANIES FORM No. 395 (Cont.) AND FORM No. 410 (Scot)(Cont.)

CHFP025

Particulars of a mortgage or charge (continued)

Please do not write in this binding margin

Continuation sheet No 4 to Form No 395 and 410 (Scot)

Please complete legibly, preferably in black type, or bold block lettering

Company Number

03234242

Name of Company

GYRUS GROUP PLC (the "Company") Limited*

* delete if inappropriate

Description of the instrument creating or evidencing the mortgage or charge (continued) (note 2)

Amount due or owing on the mortgage or charge (continued)

Please do not write in this binding margin

Please complete legibly, preferably in black type, or bold block lettering

Please do not write in this binding margin

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Names, addresses and descriptions of the mortgagees or persons entitled to the charge (continued)

Short particulars of all the property mortgaged or charged (continued)

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5. CONTINUING SECURITY

5.1 Continuing security

The Security is continuing and will extend to the ultimate balance of the Secured Obligations regardless of any intermediate payment or discharge in whole or in part. The Deed shall remain in full force and effect as a continuing security for the duration of the Security Period.

5.2 Additional and separate security

The Deed is in addition to, without prejudice to, and shall not merge with, any other right, remedy, guarantee or Security Interest which the Security Trustee and/or any other Secured Party may at any time hold for any Secured Obligation.

5.3 Right to enforce

The Deed may be enforced against the Company without the Security Trustee and/or any other Secured Party first having recourse to any other right, remedy, guarantee or Security Interest held by or available to it or any of them.

6. LIABILITY OF CHARGING COMPANIES RELATING TO SECURITY ASSETS

Notwithstanding anything contained in the Deed or implied to the contrary, the Company remains liable to observe and perform all conditions and obligations assumed by it in relation to the Security Assets. The Security Trustee is under no obligation to perform or fulfil any such condition or obligation or to make any payment in respect of any such condition or obligation.

7. UNDERTAKINGS BY THE CHARGING COMPANIES

7.1 Restrictions on dealing

The Company shall not do or agree to do any of the following without the prior written consent of the Security Trustee:

7.1.1 create or permit to subsist any Security Interest on any Security Asset; or

7.1.2 sell, transfer, lease, lend or otherwise dispose of (whether by a single transaction or a number of transactions and whether related or not) the whole or any part of its interest in any Security Asset,

except, in each case, as set out in the Facilities Agreement.

7.2 Security Assets generally

The Company shall:

7.2.1 not, except with the prior written consent of the Security Trustee, enter into any onerous or restrictive obligation affecting any Security Asset;

7.2.2 not do, cause or permit to be done anything which may in any way depreciate, jeopardise or otherwise prejudice the value or marketability of any Security Asset (or make any omission which has such an effect).

continued on continuation sheet 5, page 4

COMPANIES FORM No. 395 (Cont.) AND FORM No. 410 (Scot)(Cont.)

Particulars of a mortgage or charge (continued)

CHFP025

Please do not write in this binding margin

Continuation sheet No 5
to Form No 395 and 410 (Scot)

Company Number

03234242

Please complete legibly, preferably in black type, or bold block lettering

Name of Company

* delete if inappropriate

GYRUS GROUP PLC (the "Company")

Limited*

Description of the instrument creating or evidencing the mortgage or charge (continued) (note 2)

Amount due or owing on the mortgage or charge (continued)

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Please do not write in this binding margin

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Names, addresses and descriptions of the mortgagees or persons entitled to the charge (continued)

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7.3 Dealings with and realisation of Receivables and Security Accounts

The Company shall without prejudice to clause 11.1 of the Deed (Restrictions on dealing) (but in addition to the restrictions in that clause), not, without the prior written consent of the Security Trustee, sell, assign, charge, factor or discount or in any other manner deal with any Receivable;

8. FURTHER ASSURANCES

8.1 Further action

The Company shall, at its own expense, promptly take whatever action the Security Trustee or a Receiver may reasonably require for:

8.1.1 creating, perfecting or protecting the Security Interests intended to be created by the Deed; and

8.1.2 facilitating the realisation of any Security Asset or the exercise of any right, power or discretion exercisable by the Security Trustee or any Receiver or Delegate in respect of any Security Asset,

including the execution of any transfer, conveyance, assignment or assurance of any property whether to the Security Trustee or to its nominees, the giving of any notice, order or direction and the making of any registration which in any such case the Security Trustee may think expedient.

8.2 Specific security

Without prejudice to the generality of clause 20.1 of the Deed (Further action), the Company shall forthwith at the request of the Security Trustee execute a legal mortgage, charge, assignment, assignation or other security over any Security Asset which is subject to or intended to be subject to any fixed security created by the Deed in favour of the Security Trustee (including any arising or intended to arise pursuant to clause 6 of the Deed (Conversion of floating charge)) in such form as the Security Trustee may require.

SCHEDULE

Details of Security Assets

Part 1 - Property

1. All that leasehold land known as the land and buildings at St Mellons Business Park, Fortran Road, Cardiff comprised within a lease dated 1 March 2000 made between (1) HBG Properties Limited and (2) Gyrus Group plc as varied by a deed of variation dated 13 July 2000 made between (1) HBG Properties Limited and (2) Gyrus Group plc.

Part 2 - Charged Securities

Charging Company	Name of company in which shares are held	Class of shares held	Number of shares held	Issued share capital
Gyrus Group plc	Gyrus Medical Limited	Ordinary shares of £1 each	160,447	160,447
		A preference shares of 50p each	894,532	894,532
		B preference shares of £2 each	39,389	39,389
		AA convertible shares of £1 each	589,926	589,926
		BB convertible shares of £1 each	259,100	259,100
Gyrus Group plc	Gyrus International Limited	Ordinary shares of 10p each	50,000	50,000
Gyrus Group plc	Gyrus Medical GmbH (incorporated in Germany)	Shares of €260 each	100	100

Charging Company	Name of company in which shares are held	Class of shares held	Number of shares held	Issued share capital
Gyrus Group plc	Gyrus Investments Limited	Ordinary shares of £1 each	1,650,000	1,650,000
Gyrus Group plc	Gyrus Holdings Limited	Ordinary shares of £1 each	1,650,000	1,650,000
Gyrus Group plc	Urology Solutions Pty Limited (incorporated in Australia)	Shares of Aus $1 each	100	100

Part 3 - Intellectual Property

None

Part 4 - Relevant Contracts

None

Part 5 - Insurances

Charging Company	Insurer	Insured risks	Policy number
Gyrus Group plc	Chubb Insurance Company of Europe SA	UK combined	79805057
Gyrus Group plc	CNA Insurance Company Ltd	Excess products liability (claims made)	PC610594
Gyrus Group plc	Alliance Cornhill Insurance	Motor insurance	BV13956917
Gyrus Group plc	Zurich Insurance	Engineering inspection	40987759
Gyrus Group plc	Royal & Sun Alliance	Business travel	SA13177102-52
Gyrus Group plc	AIG	Directors and officers liability	33523603
Gyrus Group plc	AIG	Employment practice liability	33535957
Gyrus Group plc	Federal Insurance Company	Automobile	73234016
Gyrus Group plc	Federal Insurance Company	US combined	35342578
Gyrus Group plc	Federal Insurance Company	Workers compensation and employers liability	71646629
Gyrus Group plc	Federal Insurance Company	Umbrella liability	79764847

FILE COPY



DIEU ET MON DROIT

CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No. 03234242

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A DEBENTURE DATED THE 21st JULY 2005 AND CREATED BY GYRUS GROUP PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE OF ANY MEMBER OF THE GROUP TO THE SECURITY TRUSTEE AND/OR THE OTHER SECURED PARTIES (OR ANY OF THEM) UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 4th AUGUST 2005.

GIVEN AT COMPANIES HOUSE, CARDIFF THE 8th AUGUST 2005.





REGISTRAR OF COMPANIES FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



Companies House

— for the record —

HC026B

M

COMPANIES FORM No. 395 17274 8/26

395

Particulars of a mortgage or charge

CHWP000

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A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge.

Pursuant to section 395 of the Companies Act 1985

FEE PAID £13.00 COMPANIES HOUSE

To the Registrar of Companies
(Address overleaf - Note 6)

For official use: 0 4

Company number: 03234242

Name of company

* insert full name of Company

* GYRUS GROUP PLC

Date of creation of the charge

6TH OCTOBER 2005

Description of the instrument (if any) creating or evidencing the charge (note 2)

DEPOSIT DEED

Amount secured by the mortgage or charge

The Company's obligations to ~~Gyrus Group Plc~~ Slough Estates (Winnersh) Limited under the provisions of a lease dated 1st February 2001

(see attached fax dated 17/10/05)

RECEIVED
2006 SEP 18 A 11: 3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Names and addresses of the mortgagees or persons entitled to the charge

Slough Estates (Winnersh) Limited
234 Bath Road
Slough Berkshire Postcode SL1 4EE

Presentor's name address and reference (if any) :

Robert May
Slough Estates Int,
Slough Properties Ltd
234 Bath Rd
Slough, SL1 4EE

Time critical reference

For official Use (06/2005)
Mortgage Section

(fax rec'd)

PMD COMPANIES HOUSE 0026 17/10/05
A20 COMPANIES HOUSE 221 14/10/2005

Short particulars of all the property mortgaged or charged

£154,400 to be held in an interest earning account at the National Westminster Bank Plc, Farnham Road, Slough, Berkshire in the name of Slough Estates Finance Plc, marked "Deposit account re: Gyrus Group plc" Not in deed

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Particulars as to commission allowance or discount (note 3)

A fee is payable to Companies House in respect of each register entry for a mortgage or charge. (See Note 5)

Signed K Shaw Date 11th October 2005

On behalf of [company][mortgagee/chargee]†

† delete as appropriate

Notes

1 The original instrument (if any) creating or evidencing the charge, together with these prescribed particulars correctly completed must be delivered to the Registrar of Companies within 21 days after the date of creation of the charge (section 395). If the property is situated and the charge was created outside the United Kingdom delivery to the Registrar must be effected within 21 days after the date on which the instrument could in due course of post, and if dispatched with due diligence, have been received in the United Kingdom (section 398). A copy of the instrument creating the charge will be accepted where the property charged is situated and the charge was created outside the United Kingdom (section 398) and in such cases the copy must be verified to be a correct copy either by the company or by the person who has delivered or sent the copy to the registrar. The verification must be signed by or on behalf of the person giving the verification and where this is given by a body corporate it must be signed by an officer of that body. A verified copy will also be accepted where section 398(4) applies (property situate in Scotland or Northern Ireland) and Form No. 398 is submitted.

2 A description of the instrument, eg "Trust Deed", "Debenture", "Mortgage", or "Legal charge", etc, as the case may be, should be given.

3 In this section there should be inserted the amount or rate per cent. of the commission, allowance or discount (if any) paid or made either directly or indirectly by the company to any person in consideration of his:
(a) subscribing or agreeing to subscribe, whether absolutely or conditionally, or
(b) procuring or agreeing to procure subscriptions, whether absolute or conditional,
for any of the debentures included in this return. The rate of interest payable under the terms of the debentures should not be entered.

4 If any of the spaces in this form provide insufficient space the particulars must be entered on the prescribed continuation sheet.

5 A fee of £13 is payable to Companies House in respect of each register entry for a mortgage or charge. Cheques and Postal Orders are to be made payable to **Companies House**.

6 The address of the Registrar of Companies is: Companies House, Crown Way, Cardiff CF14 3UZ

sloughestates
international

Slough Properties Limited
234 Bath Road
Slough SL1 4EE

Tel. +44 (0) 1753 537171
Fax. +44 (0) 1753 820585

www.sloughestates.com

By fax

17 October 2005

David Williams
Companies House
Cardiff

Dear Sir

410 Winnersh – Gyrus Group Plc

Further to our telephone conversation, I confirm that the deposit sum of £154,400 referred to in the deed, is to secure the monies due or to become due, from Gyrus Group Plc to Slough Estates (Winnersh) Limited under the lease.

Yours faithfully
For and on behalf of
Slough Estates (Winnersh) Limited

R G May

Direct Line: 01753 213547

FILE COPY



DIEU ET MON DROIT

CERTIFICATE OF THE REGISTRATION OF A MORTGAGE OR CHARGE

Pursuant to section 401(2) of the Companies Act 1985

COMPANY No. 03234242

THE REGISTRAR OF COMPANIES FOR ENGLAND AND WALES HEREBY CERTIFIES THAT A DEPOSIT DEED DATED THE 6th OCTOBER 2005 AND CREATED BY GYRUS GROUP PLC FOR SECURING ALL MONIES DUE OR TO BECOME DUE FROM THE COMPANY TO SLOUGH ESTATES (WINNERSH) LIMITED UNDER THE TERMS OF THE AFOREMENTIONED INSTRUMENT CREATING OR EVIDENCING THE CHARGE WAS REGISTERED PURSUANT TO CHAPTER 1 PART XII OF THE COMPANIES ACT 1985 ON THE 17th OCTOBER 2005.

GIVEN AT COMPANIES HOUSE, CARDIFF THE 18th OCTOBER 2005.





REGISTRAR OF COMPANIES
FOR ENGLAND AND WALES

THE OFFICIAL SEAL OF THE REGISTRAR OF COMPANIES



Companies House
for the record

HC026B


Companies House
for the record

RECEIVED
2006 SEP 18 A 11: 13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	01	08	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1072		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	285p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	1,072
PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 28/8/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Wokingham
Berkshire
RG41 5RA Tel: 01189 219 740


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	07	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	75000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	169.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

[Na]mes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	75,000
P O BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2/8/06.

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Wokingham
Berkshire
RG41 5RA Tel: 01189 219 740


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	07	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1387		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	155p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

...mes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	1,387
P O BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 2/8/06.

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Wokingham
Berkshire
RG41 5RA Tel: 01189 219 740

B. Beale


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	28	06	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	12500	35000	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	155p	202.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: BREWIN NOMINEES LIMITED Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	ORDINARY	47,500
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Wokingham
Berkshire
RG41 5RA Tel: 01189 219 740

S. Mulyck
D. Rice (Part)

22 JUN 2006


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	06	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	505	418	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.55	£202.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE9 91SX	Class of shares allotted ORDINARY	Number allotted 923
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Beecher



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	05	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1900	400	3000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£1.55	£2.025	£3.30

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	5,300
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Rice (2)


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	05	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2500	2066	2532
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	285p	155p	202.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	15	05	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	500	1571	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	178.5p	169.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM ST, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 9,169
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/6/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA
Tel: 01189 219 740

DX

Barrat


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	05	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2500	2066	2532
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	285p	155p	202.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	15	05	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	500	1571	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	178.5p	169.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	9,169
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM ST,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/6/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

DX

D. ball



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	05	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	40000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	197.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted: ORDINARY	Number allotted: 40,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/6/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA
Tel: 01189 219 740

Walters



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	05	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	4444	1379	1234
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	202.5p	155p	169.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	7,057
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE9 91SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14/6/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road, Winnersh Triangle
RG41 5KA Tel 0189 219 740
DX number DX exchange

Jewell


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	04	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	500		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode: NE99 1SX	Class of shares allotted ORDINARY	Number allotted 500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Marshall



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	12	04	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1925		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	284.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 1,925
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Lewis



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	10	04	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1862		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

...es and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE9 9 1SX	Class of shares allotted ORDINARY	Number allotted 1,862
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Batchelor


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	07	04	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1000	1300	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	330p	191p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	2,300
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740


Companies House
for the record

Crutcher
Gloss

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	04	04	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2210		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED A/C SCHEMES Address PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 2210
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 14/6/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Ballard



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	Month	Year	To Day	Month	Year
	31	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	10000	1339	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	169.5P	202.5P	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES P O BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE9 1SX	Class of shares allotted ORDINARY	Number allotted 11,339
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Lovett



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	879		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	879
PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Brown



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day Month Year	To Day Month Year
	29 03 2006	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	20000	1123	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	169.5p	202.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	21,123
PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET		
NEWCASTLE UPON TYNE UK Postcode N E 9 9 1 S X		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Millican



Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1650		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	1,650
	PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET		
	NEWCASTLE UPON TYNE UK Postcode NE9 9 1SX		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Geraghty



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	23	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	50000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£3.30		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	ORDINARY	50,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Morgan


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	618		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE9 9 1SX	ORDINARY	618
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Lassiter



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3800		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.85		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

mes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	ORDINARY	3,800
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode		
	Class of shares allotted	Number allotted
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/a

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Parry


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	618		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	618
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Cornell



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	10000	2500	7500
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£3.30	£2.025	£1.55

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

ames and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	20,000
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Cleave



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	612		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.6950		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE	ORDINARY	612
UK Postcode	N E 9 9 1 S X		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Batchelor



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2000	500	1000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	155p	202.5p	178.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 3,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Fletcher



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	800		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	155p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	800
	PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET		
	NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator~~ / administrative ~~receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Crock



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	03	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	25000	7500	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	202.5p	155p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: BREWIN NOMINEES LIMITED Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	ORDINARY	32,500
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/02

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Sanders


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	06	02	2006			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	15,000
PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Green



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	22	12	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	500	1978	19630
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	155p	202.5p	311.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 22,108
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

N. Williams



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	12	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	850	150	800
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	159.5p	178.5p	155p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: BREWIN NOMINEES LIMITED		
Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	1,800
PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name		
Address		
UK Postcode		
Name		
Address		
UK Postcode		
Name		
Address		
UK Postcode		
Name		
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/200[illegible]

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

K. Pawlowski



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	19	12	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	8731	1000	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	202.5p	155p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE9 91SX	Class of shares allotted ORDINARY	Number allotted 9,731
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date ~~26~~ 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
40 Wokefield Road, Winnersh Triangle
RG41 5RA Tel 01189219740
DX number DX exchange

L Williams



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From			To		
	Day	Month	Year	Day	Month	Year
	15	12	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	155p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	2,000
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE9 91SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Baker



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	12	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	7109	2500	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	155p	200p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted: ORDINARY	Number allotted: 9,609
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Admas



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	12	12	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2166		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	155p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: BREWIN NOMINEES LIMITED Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	ORDINARY	2,166
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		
Name: Address: UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/08/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Deen



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	12	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1873	3162	150
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	284.5p	155p	178.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES P O BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode N E 9 9 1 S X	ORDINARY	6,421
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Husbay



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	12	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	499	175	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.55	£2.025	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE9 9 1SX	ORDINARY	674
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/2006

A director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Massengill



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	12	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1367		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	285p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

...mes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address	PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE	ORDINARY	1,367
	UK Postcode N E 9 9 1 S X		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Osborne



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	12	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	150		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.91		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	150
PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Downes


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	12	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2000	1811	1000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£1.975	£2.135	£2.40

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

...es and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	4,811
PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Patterson



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	02	12	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1500		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.55		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	1,500
PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/5/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Fraser



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	02	12	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	10000	20000	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.595	£1.785	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: BREWIN NOMINEES LIMITED Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	ORDINARY	30000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Buford



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	01	12	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1601		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

[...]mes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 1,601
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Dzindrowicz



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	01 12 2005	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	3500	750	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	202.5p	155p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	ORDINARY	4,250
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Watkins



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	30	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	425		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	155p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name IAN WATKINS Address 10 LEWIS STREET, ABERYCHAN, PONTYPOOL UK Postcode NP4 7AR	Class of shares allotted ORDINARY	Number allotted 425
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Jewell



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	2850	2083	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	202.5p	155p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	4,933
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET		
NEWCASTLE UPON TYNE UK Postcode N E 9 9 1 S X		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Rankin



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	155p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT 092 MEMBER ACCOUNT SCHEMES	ORDINARY	10,000
P O BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Harris



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	415		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.55		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

...mes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	415
PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Kirkland


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4250		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.55		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	4,250
PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Matthews



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	500	250	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.785	£1.550	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE9 9 1SX	Class of shares allotted ORDINARY	Number allotted 750
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator~~ / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

March



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	10000	12500	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£2.025	£1.55	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	22,500
PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Carrington


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1422		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.025		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

[Names] and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE9 9 1SX	ORDINARY	1,422
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Chapman



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	21	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2687		
Nominal value of each share	£0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	155p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	ORDINARY	2,687
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Ford



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	16	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4470		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	ORDINARY	4,470
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		
Name	Class of shares allotted	Number allotted
Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA
Tel: 01189 219 740

Pearson



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4470		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*			

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode N E 9 9 1 S X	Class of shares allotted ORDINARY	Number allotted 4,470
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Clarke



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2609	1493	500
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	155p	202.5p	178.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 4,602
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740


Companies House
for the record

Beale

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	45000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: BREWIN NOMINEES LIMITED Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	ORDINARY	45,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA

Tel: 01189 219 740

Crack



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	45000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	45,000
PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode N E 9 9 1 S X		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

EVANS


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	11	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	900		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	155p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode N E 9 9 1 S X	Class of shares allotted ORDINARY	Number allotted 900
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Calvo



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number | 3234242

Company name in full | GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2515		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	155p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 2,515
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/06

A director / ~~secretary / administrator~~ / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

W. Sanders



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	08	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	10000	2750	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	202.5p	155p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	12,750
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740

Eldart



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	20900	1000	1000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	155p	159.5p	178.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	04	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1750		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

mes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 24,650
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/10

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740


J. Nichols



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From			To		
	Day	Month	Year	Day	Month	Year
	04	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	598		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	155p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

N

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted: ORDINARY	Number allotted: 598
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30/05/2006

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road
Winnersh Triangle
Berkshire
RG41 5RA Tel: 01189 219 740


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	03	11	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	33500	126168	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	155p	202.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 159,668
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/11/2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road, Winnersh
Triangle RG41 5RA Tel 01189 219 740.
DX number DX exchange

Olcen


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	10	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	14000	7500	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	202.5p	155p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	21,500
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode N E 9 9 1 S X		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 01/11/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Rd, Winnersh Triangle
RG41 5RA Tel 01189219740
DX number DX exchange

Giles


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	10	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1815	800	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£2.845	£1.55	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	2,615
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 01/11/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road, Winnersh
Triangle RG41 5LA Tel 01189 219740
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	21	10	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	23429		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	155p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	23,429
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE9 9 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/11/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
416 Wharfedale Rd, Winnersh
Triangle RG41 5RA Tel 0118 9219 740
DX number DX exchange

Johnston



Companies House

— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	10	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	2500	1552	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	155p	202.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 4,052
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 11/11/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wokingham Rd, Winnersh Triangle
RG41 5FA Tel 01189 219 740
DX number DX exchange

Bowles


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19 10 2005	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	99430	300	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	155p	178.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES P O BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	ORDINARY	99,730
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 01/11/05

A ~~director /~~ secretary / administrator ~~/ administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Rd, Winnersh
Triangle RG41 5RA Tel 01189219740

DX number DX exchange

Rankin


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	19	10	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	15000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES P O BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE9 91SX	Class of shares allotted ORDINARY	Number allotted 15,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 01/11/2005

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road, Winnersh
Triangle RG41 5RA Tel 01189 219 740
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	10	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	550		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	159.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	550
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24/10/05

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins	
410 Wharfedale Road, Winnersh Triangle	
Wokingham	Tel RG41 5RA
DX number	DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	13	10	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4091		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 4,091
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24/10/05

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road, Winnersh
Triangle RG41 5LA Tel 01189 219740
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	10	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2140		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE9 9 1SX	Class of shares allotted ORDINARY	Number allotted 2,140
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24/10/05

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road, Winnersh
Triangle RG41 5RA Tel 0118 9219440
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	23	09	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	2503	2000	500
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	285p	202.5p	178.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	5,003
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 29/09/2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
416 Wharfedale Road, Winnersh
Triangle RG41 5RA Tel 01189219740
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
	Day Month Year	Day Month Year
	22 09 2005	

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	500		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	191p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	500
PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29/9/2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road Winnersh Triangle
RG41 5RA Tel 01189 219740
DX number DX exchange



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	09	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	4254	1000	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	202.5p	159.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE9 9 1SX	ORDINARY	5,254
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 29/9/2005

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Rd, Winnersh Triangle
RG41 5RA Tel 01189219740
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	14	09	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	10000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LMCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	ORDINARY	10,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24/10/05

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
40 Wharfedale Road, Winnersh
Triangle Tel 01189219740
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	12	09	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	900	6492	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	191p	202.5p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	7,392
PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 22/9/2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road, Winnersh
Triangle, RG41 5RA Tel 0118929740
DX number DX exchange


Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	08	09	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	19750	8500	1669
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	202.5p	200p	285p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	ORDINARY	29,919
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/9/2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Rd, Winnersh Triangle
RG41 5RA Tel 01189 219740
DX number DX exchange



Companies House

for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	06	09	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	690		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£4.55		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES PO BOX 1025, COMMERCIAL UNION HSE, 39 PILGRIM STREET, NEWCASTLE UPON TYNE UK Postcode NE9 9 1SX	Class of shares allotted ORDINARY	Number allotted 690
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15/9/2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Rd, Winnersh Triangle,
RG41 5RA Tel 01189 219740
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	30	06	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1000	1000	4000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	£1.595	£1.785	£2.025

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address: PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	6,000
P O BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 06/07/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ASHLEIGH HAWKINS
410 WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS RG41 5RA Tel 01189 219 740
DX number DX exchange

Woodard


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	23	06	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1152		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT LMCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 1,152
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 06/07/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ASHLEIGH HAWKINS
410 WHAFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS RG41 5RA Tel 01189 219 740
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	06	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1263		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT LMCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted: ORDINARY	Number allotted: 1,263
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted
Name: Address: UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 06/07/05

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ASHLEIGH HAWKINS
410 WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS RG41 5RA Tel 0118 9219 740
DX number DX exchange

Ball



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	16	06	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	60000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	2.025p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	60,000
P O BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET,		
NEWCASTLE UPON TYNE UK Postcode NE9 91SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 06/07/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ASHLEIGH HAWKINS
410 WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS RG41 5RA Tel 01189 219 740
DX number DX exchange

Patterson


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	08	06	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	1.785p		

S Patterson

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES P O BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET NEWCASTLE UPON TYNE UK Postcode NE99 1SX	Class of shares allotted ORDINARY	Number allotted 2,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 06/07/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ASHLEIGH HAWKINS
410 Wharfedale Road, Winnersh Triangle
Wokingham Tel 01189 219 740
DX number DX exchange

Sparks


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From Day	From Month	From Year	To Day	To Month	To Year
	02	06	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	4941		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LMCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 4,941
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 06/07/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Rd, Winnersh Triangle
Wokingham RG41 5RA Tel 0118 9 219 740
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	27	05	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	5013		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT LMCLT	ORDINARY	5,013
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 06/07/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road, Winnersh Triangle
Berkshire RG41 5RA Tel 0189 219 740
DX number DX exchange

Penny

15 MAY 2005

Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	16	05	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	2000	500	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.785	£2.025	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name KEITH PENNY Address 3 TOWER VIEW, MONMOUTH UK Postcode NP25 5FD	Class of shares allotted: ORDINARY	Number allotted: 2,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 06/07/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ASHLEIGH HAWKINS
410 WHARFEDALE ROAD, WINNERSH TRIANGLE,
WOKINGHAM, BERKS RG41 5RA Tel 0118 9219 740
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	Day	Month	Year
From	04	05	2005
To			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1000	2000	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	1.595p	1.785p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name BREWIN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 092 MEMBER ACCOUNT SCHEMES	ORDINARY	3,000
PO BOX 1025, COMMERCIAL UNION HOUSE, 39 PILGRIM STREET		
NEWCASTLE UPON TYNE UK Postcode NE99 1SX		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 6/5/2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
416 Wharfedale Rd, Winnersh Triangle
Wokingham RG41 5RA Tel 01189 219 740
DX number DX exchange

Brown



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	29	04	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1184		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT LMCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	ORDINARY	1,184
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 06/07/05

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Rd, Winnersh Triangle
Wokingham RG41 5RA Tel 0118 9219 740
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	25	04	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2768		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT LMCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	ORDINARY	2,768
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28/4/2005

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Rd, Winnersh Triangle
Wokingham RG41 5RA Tel 01189 219 740
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	22	04	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	2500		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5P		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PERSHING KEEN NOMINEES LIMITED Address: PARTICIPANT ID 601 MEMBER ACCOUNT LMCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted: ORDINARY	Number allotted: 2,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27/4/05

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
41G Wharfedale Rd, Winnersh Triangle
Wokingham RG41 5RA Tel 01189 219 740
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	04	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	1361		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LMCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	ORDINARY	1,361
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/4/2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road, Winnersh Triangle,
Wokingham RG41 5RA Tel 01189 219 740
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	18	04	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	1121	3408	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	£1.55	£2.025	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

[illegible]s and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT LMCLT	ORDINARY	1121
CAPSTAN HSE, ONE CLOVE CRESCENT , EAST INDIA DOCK, LONDON	ORDINARY	3408
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/4/2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Rd, Winnersh Triangle,
Wokingham, RG41 5RA Tel 0118 219 740
DX number DX exchange

Ch Huu Tu


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From	To
Day	15	
Month	04	
Year	2005	

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	
Number allotted	2102	837	
Nominal value of each share	£0.01	£0.01	
Amount (if any) paid or due on each share *(including any share premium)*	202.5p	2.025p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LMCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 2,939
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/4/2005

A ~~director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Rd, Winnersh Triangle,
Wokingham RG41 5RA Tel 01189 219 740
DX number DX exchange



Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	14	04	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	900		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.595		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT LMCLT	ORDINARY	900
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E 1 4 2 B H		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/4/2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Rd, Winnersh Triangle
Wokingham RG41 5RA Tel 0118 9 219740
DX number DX exchange


Companies House
for the record

88(2)
Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	30	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY	ORDINARY	ORDINARY
Number allotted	1000	150	1000
Nominal value of each share	£0.01	£0.01	£0.01
Amount (if any) paid or due on each share *(including any share premium)*	159.5p	191.0p	178.5p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

This form has been provided free of charge by Companies House.

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT LMCLT	ORDINARY	2,150
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25/4/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Rd, Winnersh Triangle,
Wokingham, RG41 5RA Tel 01189 219 740
DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	17	03	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	3616		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LMCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	Class of shares allotted ORDINARY	Number allotted 3,616
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Ashleigh Hawkins
410 Wharfedale Road, Winnersh Triangle
Wokingham, RG41 5RA Tel 01189 219 740
DX number DX exchange



88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 3234242

Company name in full GYRUS GROUP PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	24	01	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	50000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name PERSHING KEEN NOMINEES LIMITED Address PARTICIPANT ID 601 MEMBER ACCOUNT LMCLT CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON UK Postcode E14 2BH	ORDINARY	50,000
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 2/3/2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ASHLEIGH HAWKINS
410 WHARFEDALE ROAD, WINNERSH TRIANGLE
WOKINGHAM, BERKSHIRE RG41 5RA Tel 01189 219 740
DX number n/a DX exchange n/a


Companies House

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	3234242
Company name in full	GYRUS GROUP PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	19	01	2005			

Class of shares *(ordinary or preference etc)*	ORDINARY		
Number allotted	40000		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	202.5p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

...es and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PERSHING KEEN NOMINEES LIMITED	Class of shares allotted	Number allotted
Address PARTICIPANT ID 601 MEMBER ACCOUNT LMCLT	ORDINARY	40,000
CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON		
UK Postcode E14 2BH		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please ~~enter the~~ number of continuation sheets (if any) attached to this form

Signed [signature] Date 2/3/2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

ASHLEIGH HAWKINS
410 WHARFEDALE ROAD, WOKINGHAM, BERKSHIRE
RG41 6RA. Tel 01189 219 740
DX number DX exchange

RECEIVED

2006 SEP 18 A 11: 14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

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Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	18:28 24-Aug-06
Number	1011I

RNS Number:1011I
Gyrus Group PLC
24 August 2006

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received a notification today from Lazard Asset Management Limited, informing it that Lazard Asset Management LLC Group in aggregate is interested in 6,316,875 Ordinary Shares, representing 4.31% of the Company's issued Ordinary Share Capital.

24 August 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED
2006 SEP 18 A 11:14
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Regulatory Announcement

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Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Additional Listing
Released	17:37 26-Jul-06
Number	7947G

26 July 2006

Gyrus Group Plc ("the Company")

Additional Listing

The Company today announces that it has applied to the UK Listing Authority and the London Stock Exchange for a listing of 123,580 ordinary shares of 1p each in the capital of the Company ("the Shares") to be admitted to the Official List and to trade on the London Stock Exchange. The Shares will be issued pursuant to the Share Sale and Purchase Agreement dated 26th April 2004 and Amendment No.1 of 8th June 2006.

The shares will rank pari passu with the existing shares of the Company.

END

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Regulatory Announcement

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Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	11:02 20-Jul-06
Number	4885G

RNS Number:4885G
Gyrus Group PLC
20 July 2006

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification from Fidelity Investments International, informing it that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C. Johnson 3rd, a principal Shareholder of FMR Corp. and Fidelity International Limited, have a non-beneficial interest in 12,530,616 shares, representing 8.55% of the Company's issued Ordinary Share Capital.

20 July 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED
2006 SEP 18 A 11:14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Regulatory Announcement

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Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Pre-Close Period Statement
Released	07:00 14-Jul-06
Number	1873G

14th July 2006

Gyrus Group PLC

Pre-Close Period Statement

Reading, UK – Gyrus Group (GYG.L) a leading supplier of medical devices which reduce trauma and complications in surgery, today provides a pre-close period update ahead of its interim results announcement on 12th September 2006.

The Group's reported revenues for the six months to 30th June 2006 are anticipated to be approximately £107 million representing growth of over 125% on the previous year (2005: £47.3 million). Proforma organic revenue growth (which assumes a full period comparative for the ACMI business which was acquired on 21st July 2005) is expected to be marginally over 10%. The legacy Gyrus businesses grew revenue by approximately 17% over the first half of 2005 (12% on a constant exchange rate basis). Good performances from the Group's proprietary Divisions in the US and the Partnered Technologies Division were partly offset by a weaker performance in international markets, where the integration of international distributors during the period caused a shortfall in revenues.

The Surgical Division's new PlasmaCision-derived products (G400 generator, Plasma Trissector, Plasma J Hook) were introduced to the general surgery market in late March and the technology has been well received during this initial evaluation phase. At the end of the period there were approximately 100 G400 generators either placed or sold into the surgical market and the division achieved revenue in excess of $1 million from the PlasmaCision portfolio.

The Urology & Gynaecology Division had a slower first half when compared to a strong 2005 result pre-acquisition, however the adoption of PK SuperPulse into the legacy ACMI urology accounts has started well with sales in excess of the Company's forecasts. New product introductions, including the early evaluation of the new digital ureteroscope, show significant potential for the second half of 2006.

The integration programme has continued on track and savings from this, together with revenue orientated towards more profitable US domestic disposables sales, is expected to result in a significant enhancement to operating profitability.

Subject to any unforeseen adjustments it is anticipated that underlying "adjusted" earnings per share (excluding amortisation of acquired intangible assets, integration costs and deferred tax adjustments) for the six months to 30th June 2006 will be in line with consensus expectations, which currently stand at 7.3 pence per share (H1 2005: 5.1 pence).

Brian Steer, Executive Chairman of Gyrus said:

"The first half of 2006 has been a successful period of change; we have made significant inroads into the integration programme and have started to re-orientate the legacy ACMI business towards our disposable devices business model. At the same time we have successfully introduced our important new PlasmaCision technology. In addition, we look forward to a number of potentially significant new product launches in the second half of 2006."

Enquiries:

Gyrus Group PLC		
Brian Steer	Executive Chairman	01189 219 750
Simon Shaw	Chief Financial Officer	01189 219 750

Financial Dynamics	
Ben Atwell	0207 269 7242

END

Regulatory Announcement

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Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	08:42 29-Jun-06
Number	3537F

RNS Number:3537F
Gyrus Group PLC
29 June 2006

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification on 28 June 2006 from Fidelity Investments International, informing it that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C. Johnson 3rd, a principal Shareholder of FMR Corp. and Fidelity International Limited, have a non-beneficial interest in 14,489,581 shares, representing 9.98% of the Company's issued Ordinary Share Capital.

29 June 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	13:38 27-Jun-06
Number	2356F

RNS Number:2356F
Gyrus Group PLC
27 June 2006

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received a notification on 27 June 2006, from Lazard Asset Management Limited, informing it that Lazard Asset Management LLC Group in aggregate is interested in 4,788,718 Ordinary Shares, representing approximately 3.274% of the Company's issued Ordinary Share Capital.

27 June 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Company	Gyrus Group PLC
TIDM	GYG
Headline	Annual Information Update
Released	16:05 15-Jun-06
Number	6720E

Gyrus Group PLC
Annual Information Update

Gyrus Group PLC ("the Company") hereby provides an annual information update in accordance with the requirements of the Prospectus Rule 5.2. This update refers to information that has been published or made available by the Company to the public over the twelve months ended on 15th June 2006. To avoid a statement of unnecessary length information is referred to in this update rather than included in full.

In accordance with Article 27(3) of the Prospectus Rules, the information referred to in this update was up to date at the time the information was published but some information may now be out of date. This annual information update does not constitute an offer of securities addressed to any person and should not be relied on by any person.

1. Announcements made via RNS, a regulatory news service

07/06/06	Additional Listing
06/06/06	Additional Listing
26/05/06	Director/PDMR Shareholding
24/05/06	Licensing Agreement
03/05/06	Result of AGM
16/03/06	Final Results
01/03/06	Notice of Results
24/02/06	Holding(s) in Company
16/02/06	Holding(s) in Company
08/02/06	Holding(s) in Company
31/01/06	Holding(s) in Company
19/01/06	Holding(s) in Company
16/01/06	Pre-Close Update
11/01/06	Holding(s) in Company
08/12/05	Holding(s) in Company
28/11/05	Holding(s) in Company
23/11/05	Holding(s) in Company
23/11/05	Holding(s) in Company
01/11/05	Holding(s) in Company
19/10/05	Holding(s) in Company
11/10/05	Holding(s) in Company
07/10/05	Holding(s) in Company
04/10/05	Holding(s) in Company
13/09/05	Director/PDMR Shareholding
07/09/05	Director/PDMR Shareholding
07/09/05	Interim Results
22/08/05	Notice of Results
18/08/05	Holding(s) in Company

11/08/05	Holding(s) in Company
10/08/05	Holding(s) in Company
29/07/05	Holding(s) in Company
29/07/05	Holding(s) in Company
28/07/05	Holding(s) in Company
22/07/05	Holding(s) in Company
21/07/05	Holding(s) in Company
21/07/05	Acquisition and Trading Update
19/07/05	Holding(s) in Company
19/07/05	Holding(s) in Company
15/07/05	Holding(s) in Company
12/07/05	Acquisition Update
04/07/05	Holding(s) in Company
04/07/05	Result of EGM
30/06/05	Holding(s) in Company
16/06/05	Proposed Acquisition

Copies of all announcements can be obtained from the Regulatory News Service of the London Stock Exchange.

2. Documents filed at Companies House

The documents listed below were filed with the Registrar of Companies in England and Wales on or around the dates indicated. Copies of these documents can be obtained from Companies House.

19/05/06	Group of Companies Accounts made up to 31/12/05	
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares

31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares
31/05/06	Form 88(2)	Return of an Allotment of Shares

31/05/06	Form 88(2)	Return of an Allotment of Shares
12/01/06	Form 288a	Secretary Appointed
12/01/06	Form 288b	Secretary Resigned
22/11/05	Form 88(2)	Return of an Allotment of Shares
22/11/05	Form 88(2)	Return of an Allotment of Shares
22/11/05	Form 88(2)	Return of an Allotment of Shares
22/11/05	Form 88(2)	Return of an Allotment of Shares
22/11/05	Form 88(2)	Return of an Allotment of Shares
22/11/05	Form 88(2)	Return of an Allotment of Shares
22/11/05	Form 88(2)	Return of an Allotment of Shares
02/11/05	Form 88(2)	Return of an Allotment of Shares
02/11/05	Form 88(2)	Return of an Allotment of Shares
02/11/05	Form 88(2)	Return of an Allotment of Shares
02/11/05	Form 88(2)	Return of an Allotment of Shares
28/10/05	Form 88(2)	Return of an Allotment of Shares
28/10/05	Form 88(2)	Return of an Allotment of Shares
28/10/05	Form 88(2)	Return of an Allotment of Shares
17/10/05	Form 395	Particulars of Mortgage/Charge
04/10/05	Form 88(2)	Return of an Allotment of Shares
23/09/05	Form 88(2)	Return of an Allotment of Shares
23/09/05	Form 88(2)	Return of an Allotment of Shares
22/09/05	Form 363	Annual Return
31/08/05	Form 288a	Appointment of Director
18/08/05	Form 88(2)	Return of an Allotment of Shares
18/08/05	Form 88(2)	Return of an Allotment of Shares
18/08/05	Form 88(2)	Return of an Allotment of Shares
10/08/05	Form 123	Notice of Increase in Nominal Capital
10/08/05	Resolution re proposed acquisition of American Cystoscope Makers Inc, increase in authorised share capital and allotment of placing shares and other relevant securities under Section 80 of Companies Act 1985.	
04/08/05	Form 395	Particulars of Mortgage/Charge
27/07/05	Group of Companies	Accounts made up to 31/12/04
14/07/05	Form 88(2)	Return of an Allotment of Shares
14/07/05	Form 88(2)	Return of an Allotment of Shares
14/07/05	Form 88(2)	Return of an Allotment of Shares
14/07/05	Form 88(2)	Return of an Allotment of Shares
14/07/05	Form 88(2)	Return of an Allotment of Shares
14/07/05	Form 88(2)	Return of an Allotment of Shares
14/07/05	Form 88(2)	Return of an Allotment of Shares
14/07/05	Form 88(2)	Return of an Allotment of Shares
14/07/05	Form 88(2)	Return of an Allotment of Shares
14/07/05	Form 88(2)	Return of an Allotment of Shares
14/07/05	Form 88(2)	Return of an Allotment of Shares
14/07/05	Form 88(2)	Return of an Allotment of Shares
24/06/05	Listing of Particulars in relation to the proposed acquisition of American Cystoscope Makers Inc	

3. Document sent to Shareholders

The documents listed below have been despatched by the Company to holders of its securities on or around the following dates.

28/03/06	Annual Report and Accounts 2005
28/03/06	Notice of 2006 Annual General Meeting

17/06/05	Notice of EGM
22/09/05	Interim Report for six months ended 30 June 2005

4. Documents submitted to the UK Listing Authority

Copies of the following documents have been submitted to the UK Listing Authority for inspection at their Document Viewing Facility on or around the following dates and can be obtained from the Company Secretary, Gyrus Group PLC, Fortran Road, St Mellons, Cardiff

13/06/06	Annual Report and Accounts 2005
	Notice of 2006 Annual General Meeting
	Resolutions after AGM 2006
	Interim Report for six months ended 30 June 2005
21/07/05	Listing of Particulars in relation to the proposed acquisition of American Cystoscope Makers Inc and Notice of EGM
17/06/05	Prospectus in relation to the proposed acquisition of American Cystoscope Makers Inc

For further enquiries, contact:

Ron Honig, Company Secretary
Telephone: 01189 219750

END

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Regulatory Announcement

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Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Additional Listing
Released	15:58 07-Jun-06
Number	2206E

Gyrus Group PLC ("the Company")

This announcement replaces the Company's announcement on 6 June 2006 (RNS Number 1445E). The announcement remains the same in all respects, save that details of the share option schemes to which the block listing relates is now included.

Additional Listing

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 2,461,561 ordinary shares of 1p each in the Company under the following share option schemes to trade on the London Stock Exchange and be admitted to the Official List. The 2,461,561 shares relate to the following option schemes:

	Shares under the block listing
Gyrus 1997 Approved Share Option Scheme	230,987
Gyrus 1997 Unapproved Share Option Scheme	1,187,574
Gyrus Group PLC US Stock Option Plan	1,043,000

The shares will rank pari passu with the existing issued ordinary shares of the Company.

END

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Additional Listing
Released	15:34 06-Jun-06
Number	1440E

Gyrus Group PLC ("the Company")

Additional Listing

The Company today announces that it has applied to the London Stock Exchange and UKLA for 1,042,859 ordinary shares of 1p each in the capital of the Company ("the Shares") to be admitted to the Official List and to trade on the London Stock Exchange. The Shares have been issued on various dates since 23 May 2005 pursuant to the exercise of options by employees of the Company.

It is expected that admission of the Shares will occur on 8 June 2006.

The total number of shares in issue now stands at 146,246,376 ordinary shares of 1p each.

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Director/PDMR Shareholding
Released	14:29 26-May-06
Number	6806D

Gyrus Group PLC

Notification of Interests of Directors and Connected Persons

The Company advises that on 26 May 2006, under its annual grant to employees, the Company granted Conditional Awards to acquire ordinary 1p shares to the following executive directors:

	Number of shares	Total market value of shares under conditional award
B L Steer (Executive Chairman)	30,000	£95,100
G R Davis (Chief Operating Officer)	20,000	£63,400
S J B Shaw (Chief Financial Officer)	20,000	£63,400

The market value of the shares is based on 317 pence per share.

These awards were made under the Gyrus 2005 Long Term Incentive Plan approved by shareholders at the Company's Annual General Meeting on 25 April 2005. The relevant performance conditions were also approved by the shareholders at that time.

The total resultant holdings of the executive directors following this notification are as follows:

Mr Steer: 572,865 (0.39%) of the issued share capital of the Company, share options over 644,547 (0.44%) ordinary shares and conditional awards over 433,326 (0.30%) ordinary shares.

Mr Davis: 4,000 (0.003%) of the issued share capital of the Company. Share options over 220,073 (0.15%) ordinary shares and conditional awards over 321,887 (0.22%) ordinary shares.

Mr Shaw: 18,000 (0.01%) of the issued share capital of the Company, share options over 200,603 (0.14%) ordinary shares and conditional awards over 318,370 (0.22%) ordinary shares.

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Re Agreement
Released	07:01 24-May-06
Number	4757D

24 May 2006

Gyrus licenses PK technology to Intuitive Surgical Inc. for use in robot-assisted keyhole surgery

Reading, UK – Gyrus Group PLC (GYG.L), a leading supplier of medical devices that reduce trauma and complications in surgery, announces a development partnership with Intuitive Surgical, Inc, a global leader in robotic-assisted minimally invasive surgery (MIS), for the development of new robotic surgery instrumentation.

Intuitive Surgical, Inc.'s leading robotic technology, the da Vinci Surgical System, is already used in several major institutions worldwide in advanced or complex surgical procedures. The agreement enables Intuitive Surgical to license Gyrus's proprietary PK™ Technology for the development of a new instrument for the da Vinci Surgical System. Intuitive's Endowrist® PK Dissecting Forceps will provide da Vinci Surgical System users with greater tissue management capabilities during robotically assisted surgery.

Under the new agreement, Gyrus will receive a licence fee and royalties on sales of Endowrist PK Dissecting Forceps for robotic applications using the da Vinci Surgical System.

Brian Steer, Chairman of Gyrus, said:

"This deal opens up a new revenue stream for Gyrus in an emerging part of the keyhole surgery market. As a result of the deal, surgeons will be able to achieve a similar tissue effect in both robotic and manual laparoscopic surgery using Gyrus's PK Technology."

Enquiries:

Gyrus Group PLC Tel: 01189 219750
Brian Steer, Executive Chairman
Simon Shaw, Chief Financial Officer

Financial Dynamics
Ben Atwell Tel: 0207 831 3113

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Result of AGM
Released	11:49 03-May-06
Number	3483C

3 May 2006

Gyrus Group
Result of AGM

Reading, UK – Gyrus Group (GYG.L): At the Annual General Meeting of Gyrus Group plc yesterday, all of the resolutions were duly passed.

Enquiries:
Gyrus Group PLC
Simon Shaw, Finance Director Tel: 01189 219 741

Financial Dynamics
Ben Atwell Tel: 0207 831 3113

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Notice of Results
Released	12:34 01-Mar-06
Number	1286Z

1 March 2006

GYRUS GROUP plc
Announcement of Preliminary Results 2006

Gyrus Group plc (LSE: GYG), the medical device company, will announce its preliminary results for the year ended 31 December 2005 on Thursday, 16 March 2006.

Enquiries:

Financial Dynamics **020 7831 3113**
Mo Noonan

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	16:14 24-Feb-06
Number	9349Y

RNS Number:9349Y
Gyrus Group PLC
24 February 2006

Gyrus Group plc (the "Company")

NOTIFICATION OF MAJOR INTERESTS IN SHARES

The Company received a notification today from Citibank, N.A. on behalf of Standard Life Investments, informing it that on 13 February 2006, Standard Life Investments acquired 465,290 shares on behalf of Standard Life Group. Their m aterial interest is now 4,751,165 shares representing 3.266% of the issued ordinary share capital of the Company.

24 February 2006

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	12:59 16-Feb-06
Number	5269Y

RNS Number:5269Y
Gyrus Group PLC
16 February 2006

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

Notification in accordance with Section 198 - 202 of the Companies Act 1985

The Company received a notification on 15 February 2006 from Fidelity Investments International, informing it that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C. Johnson 3rd, a principal Shareholder of FMR Corp. and Fidelity International Limited, have a non-beneficial interest in 15,825,531 shares, representing 10.84% of the Company's issued Ordinary Share Capital.

16 February 2006

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RECEIVED
2006 SEP 18 A 11:16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	12:47 08-Feb-06
Number	1136Y

RNS Number:1136Y
Gyrus Group PLC
08 February 2006

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company was notified today by Fidelity Investments, that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C. Johnson 3rd, a principal Shareholder of FMR Corp. and Fidelity International Limited, have a notifiable interest in 16,663,348 shares, representing 11.45% of the Company's issued Ordinary Share Capital.

08 February 2006

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	10:44 31-Jan-06
Number	6797X

RNS Number:6797X
Gyrus Group PLC
31 January 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Gyrus Group plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 Above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:
BNY Norwich Union Nominees Ltd 2,031,606*
Chase GA Group Nominees Ltd 1,899,653*
CUIM Nominees Ltd 1,879,625*

*denotes beneficial interest

5. Number of shares / amount of stock acquired

112,351

6. Percentage of issued class

0.08%

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary GBP0.01 shares

10. Date of transaction

26 January 2006
11. Date company informed

30 January 2006

12. Total holding following this notification

5,810,884*

beneficial interest only

13. Total percentage holding of issued class following this notification

4.00%

14. Any additional information

Figures are based on shares in issue of 145,120,682

Date of notification

31 January 2006

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	08:54 19-Jan-06
Number	1536X

RNS Number:1536X
Gyrus Group PLC
19 January 2006

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received a notification on 18 January 2005, from Legal & General Investment Management Limited, informing it that Legal & General Group plc and/or its subsidiaries have a notifiable interest in 7,186,445 Ordinary Shares, representing 4.95% of the Company's issued Ordinary Share Capital.

19 January 2006

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Pre-Close Update
Released	07:00 16-Jan-06
Number	9463W

16th January 2006

Gyrus Group PLC

Pre-Close Period Statement

Reading, UK – Gyrus Group (GYG.L) a leading supplier of medical devices which reduce trauma and complications in surgery, today provides a pre-close period update ahead of its preliminary results announcement on 16th March 2006.

The Group's reported revenues for the year to 31st December 2005 are anticipated to be approximately £149 million representing over 70% growth on the previous year (2004: £86.9 million). Underlying revenue growth (excluding the effect of the acquisition of American Cystoscope Makers Inc ("ACMI"), which completed on 21st July 2005, and on a constant exchange rate basis) is expected to be marginally over 14%. The full year results will include a 23 week contribution from ACMI, amounting to revenues of approximately £49 million.

The acquisition of ACMI was a significant event in the Group's development, and its performance since the acquisition has been in line with the Group's expectations. The integration of ACMI is on track with the plans outlined at the interim results in September. It remains Gyrus' view that the combined businesses will yield significant improvements in profitability over the three-year integration period post acquisition.

Subject to any unforeseen audit adjustments in respect of IFRS, acquisition and tax accounting, it is anticipated that underlying earnings per share for the year to 31st December 2005 will be towards the higher end of analysts' expectations which currently range between 9.4p and 13.3p on an adjusted basis.

Brian Steer, Executive Chairman of Gyrus said:

"For the Board and management, 2005 has been exciting both operationally and strategically. The business has performed extremely well and we took advantage of the outstanding opportunity to acquire ACMI mid way through the year. The successful initial integration of ACMI is a testament to the strength and capability of the combined management team, particularly at the divisional level. We look forward to continuing our strong performance in 2006."

Enquiries:

Gyrus Group PLC

Brian Steer	Executive Chairman	01189 219 750
Simon Shaw	Chief Financial Officer	01189 219 750

Financial Dynamics

Ben Atwell	0207 831 3113

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	14:35 11-Jan-06
Number	7901W

RNS Number:7901W
Gyrus Group PLC
11 January 2006

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company was notified today by Fidelity Investments, that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C. Johnson 3rd, a principal Shareholder of FMR Corp. and Fidelity International Limited, have a notifiable interest in 14,612,048 shares, representing 10.07% of the Company's issued Ordinary Share Capital.

11 January 2006

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	17:47 08-Dec-05
Number	3944V

RNS Number:3944V
Gyrus Group PLC
08 December 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

Disclosure under section 198 of the Companies Act 1985

The Company received notifications dated 6 December 2005, from The Alliance Trust PLC, informing it that as the result of a sale of 750,000 ordinary shares on 5 December 2005, the combined interests of The Alliance Trust PLC and The Second Alliance Trust PLC, have reduced below 3 per cent, therefore, they cease to have a notifiable interest in the Company's issued Ordinary Share Capital.

8 December 2005

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	16:37 28-Nov-05
Number	7897U

RNS Number:7897U
Gyrus Group PLC
28 November 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received notification dated 25 November 2005 from Legal & General Investment Management Limited, informing it that Legal & General Group plc and/or its subsidiaries have a notifiable interest in 7,254,579 Ordinary Shares, representing 4.99% of the Company's issued Ordinary Share Capital.

28 November 2005

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	12:03 23-Nov-05
Number	5588U

RNS Number:5588U
Gyrus Group PLC
23 November 2005

Gyrus Group plc ("the Company")

Notification of Major Interests in Shares

The Company received a notification today from Lloyds TSB Group Plc, on behalf of itself and its subsidiaries, informing it that they no longer have a notifiable interest in the Ordinary Share Capital of the company.

23 November 2005

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RECEIVED
2006 SEP 18 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	07:00 23-Nov-05
Number	5308U

RNS Number:5308U
Gyrus Group PLC
22 November 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received notification dated 18 November 2005 from Legal & General Investment Management Limited, informing it that Legal & General Group plc and/or its subsidiaries have a notifiable interest in 7,351,098 Ordinary Shares, representing 5.06% of the Company's issued Ordinary Share Capital.

22 November 2005

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	12:02 01-Nov-05
Number	4525T

RNS Number:4525T
Gyrus Group PLC
01 November 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company was notified today by Fidelity Investments, that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C. Johnson 3rd, a principal Shareholder of FMR Corp. and Fidelity International Limited, have a notifiable interest in 10,314,237 shares, representing 7.09% of the Company's issued Ordinary Share Capital.

01 November 2005

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	18:01 19-Oct-05
Number	9112S

RNS Number:9112S
Gyrus Group PLC
19 October 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company was notified today by Fidelity Investments, that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C. Johnson 3rd, a principal Shareholder of FMR Corp. and Fidelity International Limited, have a notifiable interest in 8,749,939 shares, representing 6.01% of the Company's issued Ordinary Share Capital.

19 October 2005

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	16:45 11-Oct-05
Number	5251S

RNS Number:5251S
Gyrus Group PLC
11 October 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received notification from Legal & General Investment Management Limited, informing it that Legal & General Group plc and/or its subsidiaries have a notifiable interest in 6,599,011 Ordinary Shares, representing 4.53% of the Company's issued Ordinary Share Capital.

11 October 2005

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	18:19 07-Oct-05
Number	4091S

RNS Number:4091S
Gyrus Group PLC
07 October 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company was notified today by Fidelity Investments, that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C. Johnson 3rd, a principal Shareholder of FMR Corp. and Fidelity International Limited, have a notifiable interest in 7,259,939 shares, representing 4.99% of the Company's issued Ordinary Share Capital.

7 October 2005

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	17:18 04-Oct-05
Number	2107S

RNS Number:2107S
Gyrus Group PLC
04 October 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Gyrus Group plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 Above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Morley Fund Management Ltd:

BNY Norwich Union Nominees Ltd	1,599,873*
Chase GA Group Nominees Ltd	1,435,180*
CUIM Nominees Ltd	1,518,702*

*denotes beneficial interest

5. Number of shares / amount of stock acquired

272,726

6. Percentage of issued class

0.19%

7. Number of shares / amount of stock disposed

n/a

8. Percentage of issued class

n/a

9. Class of security

Ordinary GBP0.01 shares

10. Date of transaction

30 September 2005

11. Date company informed

4 October 2005

12. Total holding following this notification

4,553,755*

beneficial interest only

13. Total percentage holding of issued class following this notification

3.14%

14. Any additional information

Figures are based on shares in issue of 145,120,682

15. Name of contact and telephone number for queries

Trudy Rankin - 01189 219750

16. Name and signature of authorised company official responsible for making this notification

Trudy Rankin

Date of notification

4 October 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
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Company	Gyrus Group PLC
TIDM	GYG
Headline	Director/PDMR Shareholding
Released	16:44 13-Sep-05
Number	2239R

GYRUS GROUP PLC ("Gyrus" or "the Company")

Notification Of Interest Of Director And Connected Persons

The Company was advised today that N.M.Goble, non-executive director, sold 1,150,000 shares at 318p on 9 September 2005. His total resultant holding following this notification is 40,000 (0.03%) of the issued ordinary share capital of the Company.

Enquiries:
Trudy Rankin
Gyrus Group PLC
Tel: 01189 219750

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Director/PDMR Shareholding
Released	16:34 07-Sep-05
Number	9748Q

Gyrus Group PLC

Notification of Interests of Directors and Connected Persons

The Company advises that pursuant to the special one-off grant of a conditional award of ordinary 1p shares in the Company under the Gyrus 2005 Long-Term Incentive Plan, which was approved at the EGM on 4 July 2005 subject to and in consideration of the completion of the acquisition of American Cystoscope Makers Inc (completed on 21 July 2005), the directors listed below have the following additional potential interest in shares of the company:

Brian L Steer	363,636 shares
G Roy Davis	272,727 shares
Simon JB Shaw	272,727 shares

The conditional awards will vest subject to the terms and performance conditions set out in paragraph 8 of Part I of the Listing Particulars.

The total resultant holdings of the executive directors following this notification are as follows:

Mr Steer: 572,865 (0.39%) of the issued share capital of the Company, share options over 644,547 ordinary shares (0.44%) and conditional awards over 403,326 (0.28%) ordinary shares.

Mr Davis: 4,000 (0.003%) of the issued share capital of the Company. Share options over 217,873 (0.15%) ordinary shares and conditional awards over 301,887 (0.21%) ordinary shares.

Mr Shaw: 18,000 (0.01%) of the issued share capital of the Company, share options over 200,603 (0.14%) ordinary shares and conditional awards over 298,370 (0.21%) ordinary shares.

Enquiries:

Trudy Rankin
Gyrus Group PLC

01189 219750

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Notice of Results
Released	08:02 22-Aug-05
Number	3292Q

22 August 2005

GYRUS GROUP plc
Announcement of Interim Results 2005

Gyrus Group plc (LSE: GYG), the medical device company, will announce its interim results for the six months ended 30 June 2005 on Wednesday, 7 September 2005.

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	15:51 18-Aug-05
Number	2633Q

RNS Number:2633Q
Gyrus Group PLC
18 August 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company was notified today by Fidelity Investments, that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C. Johnson 3rd, a principal Shareholder of FMR Corp. and Fidelity International Limited, have a notifiable interest in 5,851,792 shares, representing 4.02% of the Company's issued Ordinary Share Capital.

18 August, 2005

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	17:51 17-Aug-05
Number	2243Q

RNS Number:2243Q
Gyrus Group PLC
17 August 2005

Gyrus Group plc ("the Company")

Notification of Major Interests in Shares

The Company received a notification today from Lloyds TSB Group Plc and its subsidiaries, informing it that they have a notifiable interest in 5,248,873 shares, representing 3.608% of the Company's issued Ordinary Share Capital.

17 August 2005

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	17:42 11-Aug-05
Number	0310Q

RNS Number:0310Q
Gyrus Group PLC
11 August 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company was notified today by Fidelity Investments, that FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries and Mr Edward C. Johnson 3rd, a principal Shareholder of FMR Corp. and Fidelity International Limited, have a notifiable interest in 4,973,092 shares, representing 3.42% of the Company's issued Ordinary Share Capital.

11 August, 2005

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RECEIVED

2006 SEP 18 A 11: 15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	07:00 10-Aug-05
Number	9281P

10 August 2005

Gyrus - Holdings in Company

The Company was notified today that as of 9 August 2005 Fox Paine LLP and funds held under their control no longer hold an interest in the ordinary shares of Gyrus Group plc.

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	07:00 29-Jul-05
Number	4642P

RNS Number:4642P
Gyrus Group PLC
28 July 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

Disclosure under section 198 of the Companies Act 1985

The Company received two separate notifications dated 22 July 2005 from The Alliance Trust PLC and The Second Alliance Trust PLC informing it that by reason of the provisions of section 204(5) of the Companies Act 1985 they have total combined interest in 5,475,414 shares, representing 3.764% of the Company's issued Ordinary Share Capital.

The Alliance Trust PLC beneficially own 4,106,561 shares
The Second Alliance Trust PLC beneficially own 1,368,853 shares

28 July 2005

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	16:57 29-Jul-05
Number	5194P

RNS Number:5194P
Gyrus Group PLC
29 July 2005

Gyrus Group plc ("the Company")

Notification of Major Interests in Shares

The Company received a notification dated 22 July 2005, from Lloyds TSB Group Plc and its subsidiaries, informing it that they have a notifiable interest in 6,168,873 shares, representing 4.24% of the Company's issued Ordinary Share Capital.

29 July 2005

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	17:03 22-Jul-05
Number	2328P

RNS Number:2328P
Gyrus Group PLC
22 July 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received a notification today from Deutsche Bank AG and its subsidiary companies, informing it that they no longer have a notifiable interest as their holding is now less then 10% of the issued ordinary share capital of the Company.

22 July 2005

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Acquisition & Trading Update
Released	08:05 21-Jul-05
Number	1310P

COMPLETION OF ACQUISITION OF ACMI

HALF-YEAR TRADING UPDATE

21 July 2005: Gyrus Group PLC ("Gyrus" or the "Group"), today announces that it has completed the acquisition of American Cystoscope Makers, Inc. ("ACMI") in accordance with the terms of the Acquisition Agreement between Gyrus and ACMI dated 16 June 2005, and that the related vendor placing of 61,560,025 Gyrus ordinary shares announced on 16 June 2005 has become wholly unconditional in all respects.

Gyrus also today provides a trading update for the six months ended 30 June 2005 ahead of the interim results to be announced on 7 September 2005.

The Group has performed well during the first six months of 2005 with sterling reported revenues growing by approximately 11% to £47 million (H1 2004: £42.5 million). This represents underlying revenue growth in local currency of approximately 14% over the period, which is in line with the Board's expectations.

The Group's three year operating improvement programme has continued to increase margins at both gross and operating levels and it is anticipated that profits for the period will also be in line with the Board's expectations.

Commenting on today's announcement, Brian Steer, Executive Chairman of Gyrus, said:

"We have seen significant progress in the first half across Gyrus's portfolio of businesses which sets the foundations for the integration of ACMI, the acquisition of which was successfully completed today."

Enquiries:

Gyrus Group PLC Tel: 0118 921 9750
Brian Steer, Executive Chairman
Simon Shaw, Chief Financial Officer

Numis Securities Tel: 020 7776 1500
Charles Spicer
Stuart Skinner

Bear, Stearns International
Ian George Tel: 020 7516 6000

Panmure Gordon Tel: 020 7459 3600
Gilbert Ellacombe
Dominic Morley

Financial Dynamics Tel: 020 7831 3113
David Yates / Ben Atwell

Following the publication of the listing particulars (the "Listing Particulars") and class 1 circular of Gyrus dated 16 June 2005, Gyrus published yesterday a prospectus ("the Prospectus") as required by the new Prospectus Rules which came into effect 1 July 2005. The Prospectus contains no new material information that was not included in the Listing Particulars or otherwise available from the published information of the Group. The Prospectus is not required to be posted to shareholders but copies are available at the registered office of Gyrus (Fortran Road, St Mellons, Cardiff CF3 OLT) and from the offices of Numis Securities Limited. The Prospectus will also be available for inspection at the UK Listing Authority's Document Viewing Facility (Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS. Telephone 0207 066 1000)

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	18:21 19-Jul-05
Number	0797P

RNS Number:0797P
Gyrus Group PLC
19 July 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received a notification from Deutsche Bank AG, London, on behalf of Deutsche Bank AG and its subsidiary companies, informing it that they have a notifiable interest in 10,151,526 shares representing 12.10% of the issued ordinary share capital of the Company.

19 July 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	18:25 19-Jul-05
Number	0798P

RNS Number:0798P
Gyrus Group PLC
19 July 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received notification from Legal & General Investment Management Limited, informing it that Legal & General Group plc and/or its subsidiaries have a notifiable interest in 6,142,277 Ordinary Shares, representing 7.82% of the Company's issued Ordinary Share Capital.

19 July 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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2006 SEP 18 A 11: 16
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	16:14 15-Jul-05
Number	9532O

RNS Number:9532O
Gyrus Group PLC
15 July 2005

Gyrus Group plc ("the Company")

Notification of Major Interests in Shares

The Company received a notification from Lloyds TSB Group Plc and its subsidiaries, informing it that they have a notifiable interest in 8,658,318 shares, representing 10.32% of the Company's issued Ordinary Share Capital. The Material Interest is 5.779%

15 July 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Acquisition Update
Released	09:07 12-Jul-05
Number	7669O

12 July 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF IRELAND OR THE REPUBLIC OF SOUTH AFRICA

UPDATED EXPECTED TIMETABLE OF PRINCIPAL EVENTS

PROPOSED ACQUISITION BY GYRUS OF ACMI FOR $497 MILLION (£275 MILLION)

VENDOR PLACING OF 61,560,025 NEW ORDINARY SHARES AT 250P PER SHARE

On 16 June 2005 Gyrus Group PLC (the "Company") announced the proposed acquisition of American Cystoscope Makers Inc. ("ACMI"), an established US medical device company focused on urology and gynaecology, principally owned by investment funds managed by Fox Paine & Company, LLC, a California-based private equity firm.

The announcement of 16 June 2005 stated that the acquisition was expected to be completed by, and dealings in the new ordinary shares to commence on, 19 July 2005, subject to the satisfaction of certain conditions.

Following announcement of shareholder approval of the acquisition on 4 July 2005, the acquisition is now expected to be completed on, and dealings in the new ordinary shares to commence on, 21 July 2005. Completion of the acquisition remains subject to the satisfaction of certain conditions. The updated expected timetable of principal events is as follows:

UPDATED EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Expected date of completion of the acquisition, admission, settlement and commencement of dealings in the new ordinary shares	8.00 a.m. on 21 July
Expected date for crediting of the new ordinary shares issued to CREST stock accounts in uncertificated (paperless) form	21 July
Despatch of definitive share certificates in respect of the new ordinary shares in certificated form by	1 August

Notes:

(1) The dates set out in the Revised Expected Timetable of Principal Events above and mentioned throughout this announcement may be adjusted by agreement between the Company and Numis Securities Limited, in which event the new dates will be notified to the UK Listing Authority and to the London Stock Exchange and, where appropriate, to shareholders.

(2) All references to time in this announcement are to British Summer Time.

Please refer to Gyrus's announcement of 16 June 2005 for further details of the proposed acquisition.

Terms used in this announcement have the meaning given to them in the document dated 16 June 2005 comprising listing particulars and a class 1 circular of the Company.

Enquiries:

Gyrus Group PLC	Tel: 0118 921 9750
Brian Steer, Executive Chairman	
Simon Shaw, Chief Financial Officer	
Numis Securities	Tel: 020 7776 1500
Charles Spicer	
Stuart Skinner	
Bear, Stearns International	Tel: 020 7516 6000
Ian George	
Panmure Gordon	Tel: 020 7459 3600
Gilbert Ellacombe	
Dominic Morley	
Financial Dynamics	Tel: 020 7831 3113
Ben Atwell	

Numis Securities Limited, Bear, Stearns International Limited and Panmure Gordon (UK) Limited, which are regulated in the United Kingdom by The Financial Services Authority, are acting exclusively for Gyrus Group PLC (within the meaning of the Rules of the Financial Services Authority) in connection with the Vendor Placing and for nobody else. Numis Securities Limited, Bear, Stearns International Limited and Panmure Gordon (UK) Limited will not be responsible to anyone other than Gyrus Group PLC for providing the protections afforded to their respective customers, nor for providing advice in relation to the Vendor Placing or the contents of this announcement or any matter referred to in this announcement. Neither the Ordinary Shares nor the Placing Shares have been, or will be, registered under the United States Securities Act of 1933 (as amended), or under the securities laws of any state of the United States or any province or territory of Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa. Subject to certain exceptions, the Placing Shares may not, directly or indirectly, be offered, sold, taken up or delivered in or into or from the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or their respective territories or possessions. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for New Ordinary Shares in any jurisdiction in which such offer or solicitation is unlawful. Accordingly, copies of this announcement are not being and must not be mailed or otherwise distributed or sent in or into or from the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa and any person receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in or into or from the United States, Canada, Australia, Japan or the Republic of Ireland or the Republic of South Africa. This announcement has not been approved by any of Numis Securities Limited, Bear, Stearns International Limited and Panmure Gordon (UK) Limited for the purposes of section 21 of the Financial Services and Markets Act 2000.

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Result of EGM
Released	12:46 04-Jul-05
Number	4324O

GYRUS GROUP PLC ("Gyrus" or "the Company")

4 July 2005

Following the conclusion of an Extraordinary General Meeting held today at 11:00 am, Gyrus announces that its shareholders have approved all the resolutions put to the meeting, including the resolution to approve the proposed acquisition by Gyrus of American Cystoscope Makers, Inc. Please refer to Gyrus's announcement of 16 June 2005 for further details of the proposed acquisition.

Copies of the resolutions are available for inspection at the document viewing facility of the Financial Services Authority.

Completion of the acquisition remains subject to US anti-trust clearance.

Enquiries:

Gyrus Group PLC Tel: 0118 921 9750
Brian Steer, Executive Chairman
Simon Shaw, Chief Financial Officer

Numis Securities Tel: 020 7776 1500
Charles Spicer
Chris Wilkinson

Bear, Stearns International Tel: 020 7516 6000
Ian George

Panmure Gordon Tel: 020 7459 3600
Gilbert Ellacombe
Dominic Morley

Financial Dynamics Tel: 020 7831 3113
Ben Atwell

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	18:27 04-Jul-05
Number	4751O

RNS Number:4751O
Gyrus Group PLC
04 July 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received a notification from the Wellcome Trust informing it that they no longer have a notifiable interest in the issued Ordinary Share Capital of the Company.

4 July 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	11:18 30-Jun-05
Number	2728O

RNS Number:2728O
Gyrus Group PLC
30 June 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received a notification on 29 June 2005 from Deutsche Bank AG, London, on behalf of Deutsche Bank AG and its subsidiary companies, informing it that they no longer have a notifiable interest as their holding has fallen below 10% of the issued ordinary share capital of the Company.

30 June 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Free annual report

Company	Gyrus Group PLC
TIDM	GYG
Headline	Proposed Acquisition
Released	07:12 16-Jun-05
Number	6398N

16 June 2005

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF IRELAND OR THE REPUBLIC OF SOUTH AFRICA

PROPOSED ACQUISITION BY GYRUS OF ACMI FOR $497 MILLION (£275 MILLION)

VENDOR PLACING OF 61,560,025 NEW ORDINARY SHARES AT 250P PER SHARE

Gyrus Group PLC (the "Company" or the "Group") today announces the proposed acquisition of American Cystoscope Makers Inc. ("ACMI"), an established US medical device company focused on urology and gynaecology, principally owned by investment funds managed by Fox Paine & Company, LLC, a California-based private equity firm.

- ACMI was founded in 1904 and was a pioneer in the development of urological instrumentation and endoscopic equipment. ACMI currently targets four key areas in the field of minimally invasive surgery: urology; gynaecology; general surgery; and visualisation.

- In the financial year to 31 December 2004, ACMI achieved sales of $184.7 million (£102.2 million) and earnings before interest, tax, depreciation and amortisation, operating exceptional items and adjusted one-off operating items of $27.0 million (£14.9 million).

- Total consideration of $497 million will comprise consideration of $333 million, together with debt and other obligations to be repaid by Gyrus of $164 million.

- The acquisition will be financed by (i) a Vendor Placing of new Gyrus ordinary shares to raise £116 million ($209.6 million), net of expenses of the placing, with institutional investors and a further £34.3 million ($62 million) to be subscribed by the Seller Placees and (ii) a new $250 million debt facility to be provided by Bank of Scotland Corporate. The Vendor Placing has been fully underwritten at 250p per share by Numis Securities and Panmure Gordon, joint stockbrokers to the Group.

- Gyrus believes that the acquisition will:
  - strengthen its competitive position in urology
  - create breadth and scale in gynaecology
  - provide a platform for expansion into general surgery

- Gyrus expects savings from existing process improvement initiatives within ACMI and cost synergy benefits to contribute approximately $22 million (£12.2 million) in pre-tax earnings by the end of the three year period following the acquisition. The one-off costs of implementing these savings, which are anticipated to be accounted for across the three year

period, are expected to amount to $33 million (£18.3 million).

- The acquisition is expected to be earnings enhancing in 2006 and for the foreseeable future, before any non-recurring costs, the amortisation of intangible assets and any non-cash charges for equity incentive schemes required under IFRS.

- The acquisition is subject to regulatory and shareholder approval. A resolution to approve the acquisition will be proposed at an Extraordinary General Meeting of Gyrus shareholders to be held on 4 July 2005. The acquisition is expected to be completed by, and dealings in the new ordinary shares to commence on, 19 July 2005, subject to US anti-trust clearance.

Commenting on today's announcement, Brian Steer, Executive Chairman of Gyrus, said:

"This transaction transforms Gyrus into a leading global player in the surgical specialities of ENT, gynaecology and urology. It significantly enhances our position as a result of the visualisation technologies ACMI brings. These, combined with Gyrus's proprietary tissue management technology, allow us to meet the surgeon's need to 'see' and 'treat' in minimally invasive surgery. It creates a free standing urology division with a dedicated sales force and provides a portfolio of products to support the Group's expansion into general surgery. This acquisition builds upon our successful track record of growth in the US market both organically and by acquisition."

Meeting for Analysts

A meeting for analysts will be held at the offices of Financial Dynamics, Holborn Gate, 26 Southampton Buildings, London WC2A 1PB today at 8.30am BST. Please call Mo Noonan on 020 7269 7116 for further details.

Gyrus is being jointly advised by Bear, Stearns International and Numis Securities on the transaction. Numis is Sponsor to the Transaction and joint broker to the vendor placing with Panmure Gordon.

This summary should be read in conjunction with the full text of the announcement.

Enquiries:

Gyrus Group PLC Brian Steer, Executive Chairman Simon Shaw, Chief Financial Officer	On 16 June 2005 Tel: 020 7831 3113 Thereafter Tel: 0118 921 9750
Numis Securities Charles Spicer Chris Wilkinson	Tel: 020 7776 1500
Bear, Stearns International Ian George	Tel: 020 7516 6000
Panmure Gordon Gilbert Ellacombe Dominic Morley	Tel: 020 7459 3600
Financial Dynamics Ben Atwell	Tel: 020 7831 3113

Numis Securities Limited, Bear, Stearns International Limited and Panmure Gordon (UK) Limited, which are regulated in the United Kingdom by The Financial Services Authority, are acting exclusively for Gyrus Group PLC (within the meaning of the Rules of the Financial Services Authority) in connection with the Vendor Placing and for nobody else. Numis Securities Limited, Bear, Stearns International Limited and Panmure Gordon (UK) Limited will not be responsible to anyone other than Gyrus Group PLC for providing the protections afforded to their respective customers, nor for providing advice in relation to the Vendor Placing or the contents of this announcement or any matter referred to in this announcement. Neither the Ordinary Shares nor the Placing Shares have been, or will be, registered under the United States Securities Act of 1933 (as amended), or under the securities laws of any state of the United States or any province or territory of Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa. Subject to certain exceptions, the Placing Shares may not, directly or indirectly, be offered, sold, taken up or delivered in or into or from the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or their respective territories or possessions. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for New Ordinary Shares in any jurisdiction in which such offer or solicitation is unlawful. Accordingly, copies of this announcement are not being and must not be mailed or otherwise distributed or sent in or into or from the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa and any person receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in or into or from the United States, Canada, Australia, Japan or the Republic of Ireland or the Republic of South Africa. This announcement has not been approved by any of Numis Securities Limited, Bear, Stearns International Limited and Panmure Gordon (UK) Limited for the purposes of section 21 of the Financial Services and Markets Act 2000.

For illustrative purposes only, and except as otherwise stated, the exchange rate of US$1.80705 to £1.00 has been used to translate financial information into pounds sterling, being the US$/£ exchange rate prevailing on 15 June 2005.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, THE REPUBLIC OF IRELAND OR THE REPUBLIC OF SOUTH AFRICA

INTRODUCTION

Gyrus announced today that the Company has agreed to acquire ACMI. ACMI designs, manufactures, markets and services surgical systems to be used by surgeons and physicians primarily for diagnosis and minimally invasive surgery in the fields of urology and gynaecology.

The Company has agreed to acquire ACMI for a total consideration of $497 million (£275 million) which will comprise cash consideration of $333 million (£184.3 million), together with debt and other obligations to be repaid by Gyrus of $164 million (£90.7 million) on completion of the Acquisition. Further details of the Acquisition are set out in the document comprising listing particulars and a class 1 circular (the "Listing Particulars") which will be circulated to Shareholders in due course. The consideration will be satisfied through the issue of the Placing Shares detailed below and from the increased banking facilities detailed below.

INFORMATION ON ACMI

ACMI was founded in 1904 and was a pioneer in the development of urological instrumentation and endoscopic equipment. ACMI currently targets four key areas in the field of minimally invasive surgery: urology; gynaecology; general surgery; and visualisation. It has a significant direct US sales force and has four manufacturing facilities in the US and Canada. It also has an Israel-based subsidiary, CByond, a research and development company developing technologies in the digital visualisation area.

ACMI achieved total sales of $184.7 million (£102.2 million) in the financial year ended 31 December 2004 and earnings before interest, tax, depreciation and amortisation and operating exceptional items and adjusted for one off operating items of $27.0 million (£14.9 million). As at 31 December 2004 ACMI had net assets of $37.9 million. ACMI generated US sales in the financial year ended 31 December 2004 of $109.7 million in urology, $35.6 million in gynaecology and general surgery and $5.7 million in visualisation (not including sales of visualisation products within urology, gynaecology and general surgery).

REASONS FOR AND BENEFITS OF THE ACQUISITION

Gyrus's vision is to become a world leader in the medical device field by providing innovative,

procedure-enabling products that minimise discomfort and improve patient outcomes. Following completion of the Acquisition, this will remain the vision of the Enlarged Group as Gyrus's and ACMI's complementary products share a focus on surgeon-led and indication-specific procedures in minimally invasive surgery. The Enlarged Group will combine ACMI's urology, gynaecology and endoscopic expertise with Gyrus's tissue management technology in these fields. This will enable the Enlarged Group to meet two key requirements of surgeons – the ability to visualise the operative site and the ability effectively to manipulate tissue with minimum collateral damage.

Specifically Gyrus believes that the Acquisition will bring the following benefits to the Enlarged Group:

Opportunities in urology - ACMI's US leadership position in urology and its broad product range will complement the SuperPulse™ system, Gyrus's increasingly successful product offering for urological surgery.

Opportunities in gynaecology - ACMI's gynaecology business will add a wider product range and other gynaecological procedures to Gyrus's existing strength in the field of laparoscopic hysterectomies.

Opportunities in general surgery - The Enlarged Group's established US product range and leading positions in urology and gynaecology will provide a platform from which to expand into general surgery with technologies in visualisation and tissue management.

Opportunities in visualisation – ACMI's established position in surgical visualisation, coupled with its recently-developed All-Digital Endoscopy™ system, will enable the Enlarged Group to sell visualisation products into each of its specialist indication areas. Digital endoscopy offers enhanced picture clarity and definition. A patented combined array of lightsource microchip and optics offers the potential to develop narrower scopes for a wider field of applications.

Sales force efficiencies - The addition of the existing ACMI sales team will give the Enlarged Group the platform to expand and better utilise its sales forces which will be organised into an urology sales force and a gynaecology and general surgery sales force. This should allow the Enlarged Group to maximise the opportunities within the combined product-specific portfolio and increase its focus on direct sales.

Improve the international sales network - Outside the US, the combination of ACMI's product portfolio and Gyrus's direct sales teams and distribution network should allow the Enlarged Group to expand and enhance its international sales performance.

Manufacturing efficiencies - The integration of the existing manufacturing expertise and facilities of Gyrus and ACMI should allow the Enlarged Group to continue to improve manufacturing efficiencies. In particular, the existing Gyrus "lean manufacturing" process and ACMI "process improvements" initiatives will be combined to improve profitability.

R&D efficiencies - The Enlarged Group will have a portfolio of products ranging from Gyrus's PK technology through to ACMI's All-Digital Endoscopy™ system allowing it to continue to target the surgeon-led, indication-focused demand for specialist products. The Enlarged Group should benefit from the combination of the R&D capabilities and expertise of Gyrus and ACMI and will continue to invest in R&D to enhance its existing product range and develop the next generation of products.

STRATEGY AND PROSPECTS OF THE ENLARGED GROUP

Following completion of the Acquisition it is intended that Gyrus's existing surgical division will be separated into two with a urology division focused on that area and a restructured surgical division

focused on gynaecology and general surgery. Consequently, the Enlarged Group will have four operating divisions:

- ENT Division – focused on otology, sinus and rhinology and head & neck;
- Urology Division – focused on urology;
- Surgical Division – focused on gynaecology and general surgery; and
- Partnered Technologies Division – which will continue to exploit the Enlarged Group's technologies outside its core areas of focus through strategic partnership. This division is focused on the cosmetic, cardiovascular, gastrointestinal, hysteroscopy and arthroscopy areas.

ACMI achieved adjusted earnings before interest, tax depreciation and amortisation in the financial year ended 31 December 2004 of $27.0 million (£14.9 million). Gyrus anticipates that the Enlarged Group will benefit from the manufacturing process improvement programme initiated by ACMI in the fourth quarter of 2004 and that, in addition, the combination of ACMI and Gyrus will create opportunities for cost synergies arising from:

- Expansion of Gyrus's "lean manufacturing" process throughout the Enlarged Group to improve gross margins;
- Utilising improved purchasing power across the supply chain to reduce material costs;
- Optimisation of the manufacturing facilities; and
- Rationalisation of back office functions.

Gyrus expects the process improvement programme and cost synergy benefits taken together to enhance pre-tax earnings by approximately $22 million (£12.2 million) per annum by the end of the three-year period following the Acquisition. In order to realise these benefits, Gyrus anticipates significant non-recurring costs of approximately $33 million (£18.3 million) in total. It is likely that these costs will be accounted for across the whole of the three year period following the Acquisition. Gyrus believes that the Acquisition will be earnings enhancing in 2006 and for the foreseeable future, before any non-recurring costs, the amortisation of intangible assets and any non-cash charges for equity incentive schemes required under IFRS.

Gyrus anticipates significant opportunities to enhance the revenues of the Enlarged Group through the realignment of the Enlarged Group's sales forces into separate urology and gynaecology/general surgery teams. Given the benefits likely to accrue to the Enlarged Group in the form of ACMI's process improvements programme and the synergies that Gyrus expects to arise as a result of the Acquisition, Gyrus views the financial and trading prospects of the Enlarged Group for the current financial year and beyond with optimism. Upon completion of the Acquisition, the Enlarged Group will have pro forma net borrowings of approximately £139.3 million.

CURRENT TRADING

Gyrus continues to trade well during 2005 with the ENT and Surgical Divisions growing revenues as expected and the Partnered Technologies Division experiencing the flat revenues but increased volumes that were anticipated at the end of 2004. Overall revenues continue to grow in accordance with expectations. The Group's three-year operating efficiency programme continues to yield margin improvements.

THE ACQUISITION

Pursuant to the Acquisition Agreement, Gyrus will purchase ACMI for a total consideration of $497 million comprising consideration of $333 million (comprising the issue of the Placing Shares with the balance being in cash) together with $164 million of debt or other obligations to be repaid by Gyrus. The Acquisition Agreement is subject to a number of conditions including the approval of shareholders, regulatory approval under the HSR Act and Admission.

THE VENDOR PLACING

The Company has entered into the Vendor Placing Agreement with Numis and Panmure Gordon pursuant to which, *inter alia*, Numis and Panmure Gordon have agreed to procure placees for the Placing Shares (other than Placing Shares to be acquired by the Seller Placees) at the Placing Price. The Vendor Placing, which has been fully underwritten by Numis and Panmure Gordon (other than in respect of the Placing Shares to be acquired by the Seller Placees), is conditional, *inter alia*, upon Shareholder approval, the Vendor Placing Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms and Admission. Shareholders have no right of pre-emption in respect of the Placing Shares.

FP ACMI, LLC, FP Blue, LLC, FP Annex Fund, LLC, GS Mezzanine Partners, L.P. and GS Mezzanine Partners Offshore, L.P., the Seller Placees to whom Placing Shares will be issued, will acquire as placees a total of 13,724,025 Placing Shares pursuant to the Vendor Placing. These shares will be subject to certain restrictions more fully described in the Listing Particulars.

The Placing Shares will be issued credited as fully paid by virtue of completion of the Acquisition Agreement and will be identical to and rank *pari passu* in all respects with the existing Ordinary Shares, including the right to receive all future dividends and other distributions declared, paid or made in respect of the Ordinary Shares from the date of Admission. The Placing Shares are not being made available to the public and are not being offered or sold in any jurisdiction where it would be unlawful to do so.

Application has been made to the UK Listing Authority for the Placing Shares to be admitted to the Official List and to the London Stock Exchange for the Placing Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that dealings for normal settlement in the Placing Shares will commence on 19 July 2005.

Further information on, and details of the obligations and termination rights under, the Vendor Placing Agreement are set out in the Listing Particulars.

EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting will be held on 4 July 2005 at 11.00 a.m. The purpose of the Extraordinary General Meeting is to seek Shareholders' approval:

(i) of the Acquisition;

(ii) to increase the authorised share capital of Gyrus from £3,000,000 to £3,261,632 representing an increase of 8.7 per cent.;

(iii) to confer on the Directors authority under section 80 of the Act to allot the Placing Shares and further relevant securities (as defined in section 80(2) of the Act) up to a maximum nominal amount of £205,468 which, together with the existing authorities under section 80 of the Act, represents 33.3 per cent. of the ordinary share capital of the Company in issue after completion of the Vendor Placing;

(iv) to authorise the remuneration committee of the Company to make a special one-off grant of a conditional award of shares under the 2005 Long Term Incentive Plan to up to 25 senior executives of the Enlarged Group; and

(v) to increase the aggregate maximum remuneration which may be paid to the non-executive directors from £150,000 to £300,000 per annum and to amend the Company's articles of association accordingly.

FURTHER INFORMATION ON ACMI

History and overview
ACMI was founded in 1904 and was a pioneer in the development of urological instrumentation and endoscopic equipment. ACMI is a leading designer, manufacturer, marketer and servicer of surgical systems primarily for urology and gynaecology used by surgeons and physicians for diagnosis and minimally invasive surgery ("MIS").

Between 1910 and 1930, ACMI developed into a leading manufacturer of innovative urological instruments in the US, patenting nearly 50 devices, including such landmark products as retroscopes, cystoscopes, optical lens systems, lithotriptors, otoscopes and illuminators. ACMI continued to advance the state of endoscopy thereafter with the development of fibre optics and coherent image bundles for flexible endoscopy.

In 1986, ACMI merged with the Circon Corporation, a pioneer in the use of colour video technology within the field of medicine and recognised as having launched the world's first successful medical video system. In the years immediately following this merger, ACMI focused on updating and redesigning a large number of its endoscopic instruments including the development of the first flexible cystoscope and new, more advanced camera systems.

In 1995, ACMI merged with Cabot Medical, then owner of Surgitek, thereby broadening ACMI's product line to include disposable urology products including stents, guidewires and stone baskets. The Cabot merger created a publicly-traded, minimally invasive surgery company with a strong presence in the endoscopic, urological and gynaecological fields. It also brought the capability to design, manufacture and market disposable gynaecological, urological and general surgical medical devices.

In November 1999, ACMI was acquired by a consortium led by investment funds managed by Fox Paine, a California-based private equity investment company.

In August 2004 ACMI acquired C2Cure, Inc. and its subsidiary CByond Ltd ("CByond"), a research and development company developing technologies in the digital visualisation area. The acquisition of CByond has enabled ACMI to offer its All-Digital Endoscopy™ video endoscopy system, developed in partnership with Cbyond. ACMI's digital endoscopy offers a number of significant technical advantages, including improved image quality, the ability to implement product upgrades through software changes and built-in LED illumination.

Products and industries
ACMI currently targets four key areas in the field of minimally invasive surgery: urology; gynaecology; general surgery; and visualisation. ACMI's product offering includes both durable equipment and disposable products as well as service and repair operations for these products.

Urology
ACMI had US sales in urology in the financial year ended 31 December 2004 of $109.7 million. ACMI has a number of product lines addressing this industry including endoscopes, flexible cystoscopes, and surgical instruments for benign prostatic hyperplasia and kidney stone management and lithotripsy systems. Key competitors in this industry include Karl Storz, Olympus and Richard Wolf.

Gynaecology and General Surgery
ACMI had US sales in gynaecology and general surgery in the financial year ended 31 December 2004 of $35.6 million. It has a number of product lines within this field including surgical and diagnostic instruments for tubal ligation, tissue removal/biopsies, cryosurgery and MIS procedures, endoscopes, insufflators, suction-irrigation systems, biopsy instruments and other instruments for

minimally invasive procedures.

According to *U.S. Uro-Gynecological Surgical Devices Markets*, Frost & Sullivan, 2005, ACMI had an estimated US market share in 2004 in gynaecological endoscopic products (comprising falloposcopes, laparoscopes and hysteroscopes) of 13.6 per cent., giving it fourth position after Karl Storz, Richard Wolf and Johnson & Johnson.

ACMI has market-leading positions within specific product areas in the gynaecological market according to *U.S. Uro-Gynecological Surgical Devices Markets*, Frost & Sullivan, 2005. Specifically ACMI had an estimated 21.4 per cent. market share of the US hysteroscope market in 2004, giving it second position after Johnson & Johnson and was US market leader in the gynaecological fluid management systems market with an estimated 42.5 per cent. market share in 2004. Key competitors in this market include Johnson & Johnson and American Medical Systems. ACMI was also market leader in the supply of devices for a range of other gynaecological procedures (comprising tubal patency screening, tubal ligation, dilation and curettage and myomectomy) with an estimated market share of 30.5 per cent. in 2004. Key competitors in this market include American Medical Systems, Tyco Healthcare, Boston Scientific and Cooper Surgical.

Visualisation
ACMI had sales in the visualisation industry in the financial year ended 31 December 2004 of $5.7 million. This does not include the indication-specific visualisation products such as endoscopes that are included under the relevant indications detailed above. Within visualisation, ACMI has a number of product lines including cameras, monitors and light sources. In August 2004 ACMI acquired CByond, an Israeli-based developer and manufacturer of digital visualisation technologies for medical devices. During the two years prior to acquiring CByond, ACMI partnered with CByond and launched its All-Digital Endoscopy™ video endoscopy system.

Sales and distribution network
ACMI has a significant direct US sales force focused primarily on minimally invasive technology in the fields of urology, gynaecology and general surgery. A sales force of approximately 90 persons covering 10 regions in the US is supported by approximately 100 marketing and customer service personnel and services over 7,300 customer accounts. ACMI has approximately 60 product lines with approximately 3,200 SKUs.

ACMI had international sales of $25.2 million in the financial year ended 31 December 2004, equivalent to 14 per cent. of total revenues. Internationally ACMI sells in 72 countries through a network of over 40 distributors except in Canada where it maintains a direct sales force.

Research and development
ACMI maintains an active R&D department with approximately 70 employees. Expenditure in the financial year ended 31 December 2004 was $13.9 million equivalent to approximately 8 per cent. of revenues. R&D expenditure is focussed on the internal development of products, specifically endoscopes and cameras.

Intellectual property and patent strategy
ACMI's intellectual property and patent strategy is coordinated at a corporate level by the legal department, in coordination with the chief technology officer. ACMI pursues wide patent protection for its technology. ACMI's patent applications are typically filed first in the US patent office, to be followed by other foreign applications within 12 months.

Patent submissions on the novel features of ACMI's technologies are at different stages of maturity as they progress through the various patent offices. On an on-going basis, ACMI will pursue further applications based on new embodiments of the technologies. ACMI currently has over 100 active patents worldwide covering various aspects of its technology.

Manufacturing

ACMI has vertically integrated manufacturing with key capabilities in the areas of design and manufacture of optical lens systems and assemblies, fibre optic bundles and mechanical instrument components, plastics and coating technologies, software and hardware development as well as design and assembly for digital technology. Over 80 per cent. of ACMI's revenues are derived from self-manufactured products produced through four manufacturing facilities in the US and Canada.

Financial summary

A summary of the trading results for ACMI as extracted without material adjustment from the accountants' report set out in the Listing Particulars is set out below.

	For the year ended 31 December		
	2002	***2003***	***2004***
	$'000	***$'000***	***$'000***
Turnover	169,341	177,075	184,723
Gross Profit	88,118	88,596	86,971
Operating Profit (before goodwill amortisation and exceptional items)	15,003	19,211	18,635
Depreciation - fixed assets	2,881	3,268	2,775
Write down of placed assets	1,349	1,273	1,923
	983	1,438	1,255
Amortisation of intangible assets			
EBITDA (before exceptional items)	20,216	25,190	24,588
	-	-	2,452
One-off operating items			
Adjusted EBITDA	20,216	25,190	27,040

Properties

ACMI currently has its headquarters and administrative functions located in a leased facility in Southborough, Massachusetts, USA. ACMI's flexible scopes and lenses are manufactured at leased facilities located in Stamford, Connecticut, USA. ACMI's rigid scopes, loops and electrodes are manufactured in an owned facility located in Norwalk, Ohio, USA. ACMI's video, suction, irrigation and stent products are manufactured in owned facilities located in Racine, Wisconsin, USA. ACMI's hand instruments are manufactured in leased facilities located in Windsor, Ontario, Canada. A small leased facility located in Santa Barbara, California, USA, specialises in the assembly of microtools. The microtool assembly business is currently in the process of being transferred from Santa Barbara to Windsor. ACMI also has a leased facility in Nesher, Israel at which the development, assembly and testing of its digital visualisation technology is carried out.

Employees

The number of full time employees of ACMI by function as at 30 September 2004 was as follows:

Manufacturing:	549
Sales, marketing and customer service:	207
Research and development:	77
General and administration:	66
Total:	899

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2005
Listing Particulars and Forms of Proxy posted to Shareholder	16 June
Latest time and date for receipt of Forms of Proxy	11:00 a.m. on 2 July
Extraordinary General Meeting	11:00 a.m. on 4 July
Expected date of completion of the Acquisition, Admission, settlement and commencement of dealings in the Placing Shares	8.00 a.m. on 19 July
Expected date for crediting of the Placing Shares issued to CREST stock accounts in uncertificated (paperless) form	19 July
Despatch of definitive share certificates in respect of the Placing Shares in certificated form by	27 July

Notes:

(1) The dates set out in the Expected Timetable of Principal Events above and mentioned throughout this announcement may be adjusted by agreement between the Company and Numis, in which event the new dates will be notified to the UK Listing Authority and to the London Stock Exchange and, where appropriate, to Shareholders.

(2) All references to time in this announcement are to British Summer Time.

STATISTICS RELATING TO THE VENDOR PLACING

Number of Placing Shares	61,560,025
Number of Ordinary Shares in issue immediately following completion of the Vendor Placing (assuming no exercise of options under the Share Incentive Schemes)	145,383,517
Market capitalisation of the Company immediately following completion of the Vendor Placing (at the Placing Price)	363.5 million

Numis Securities Limited, Bear, Stearns International Limited and Panmure Gordon (UK) Limited, which are regulated in the United Kingdom by The Financial Services Authority, are acting exclusively for Gyrus Group PLC (within the meaning of the Rules of the Financial Services Authority) in connection with the Vendor Placing and for nobody else. Numis Securities Limited, Bear, Stearns International Limited and Panmure Gordon (UK) Limited will not be responsible to anyone other than Gyrus Group PLC for providing the protections afforded to their respective customers, nor for providing advice in relation to the Vendor Placing or the contents of this announcement or any matter referred to in this announcement. Neither the Ordinary Shares nor the Placing Shares have been, or will be, registered under the United States Securities Act of 1933 (as amended), or under the securities laws of any state of the United States or any province or territory of Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa. Subject to certain exceptions, the Placing Shares may not, directly or indirectly, be offered, sold, taken up or delivered in or into or from the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa or their respective territories or possessions. This announcement does not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for New Ordinary Shares in any jurisdiction in which such offer or solicitation is unlawful. Accordingly, copies of this announcement are not being and must not be mailed or otherwise distributed or sent in or into or from the United States, Canada, Australia, Japan, the Republic of Ireland or the Republic of South Africa and any person receiving this announcement (including custodians, nominees and trustees) must not distribute or send it in or into or from the United States, Canada, Australia, Japan or the Republic of Ireland or the Republic of South Africa. This announcement has not been approved by any of Numis Securities Limited, Bear, Stearns International Limited and Panmure Gordon (UK) Limited for the purposes of section 21 of the Financial Services and Markets Act 2000.

APPENDIX I

Terms and Conditions of the Placing

1. Introduction

These terms and conditions apply to persons making an offer to acquire Placing Shares under the Placing (which may include Numis or Panmure Gordon or any of their respective nominee(s)). References in these terms and conditions to the "Placing Agents" shall be to Numis and/or Panmure Gordon, as the context shall require.

Each person to whom these conditions apply, as described above, who confirms his agreement to the Placing Agents (on behalf of themselves and the Company) to acquire Placing Shares (a "Placee")

hereby agrees with each of the Placing Agents and the Company and Capital IRG, the Company's registrars, to be bound by these terms and conditions as being the terms and conditions upon which Placing Shares will be issued and acquired under the Placing. A Placee shall, without limitation, become so bound if the Placing Agents confirm to the Placee its allocation of Placing Shares pursuant to the Placing.

Members of the public are not eligible to take part in the Placing. The announcement and the terms and conditions set out herein are directed only at persons ("Relevant Persons") whose ordinary activities involve them in acquiring, holding, managing and disposing of investments (as principal or agent) for the purposes of their business and who have professional experience in matters relating to investments for the purposes of Article 19 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001, as amended. The announcement and the terms and conditions set out herein must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which the terms and conditions set out herein relates is available only to Relevant Persons and will be engaged in only with Relevant Persons. Neither the announcement nor the terms and conditions set out herein constitute an offer for sale or subscription of any securities in the Company.

2. Agreement to acquire Placing Shares

Conditional on (i) the Vendor Placing Agreement becoming unconditional in all respects, including as to Admission occurring on or prior to 8.00 a.m. on 13 August 2005 and not having been terminated in accordance with its terms and (ii) receipt by the Placee of the confirmation from the Placing Agents referred to in paragraph 1 above, each Placee agrees to acquire at the Placing Price that number of Placing Shares allocated to such Placee under the Placing in accordance with the arrangements described in this document. To the fullest extent permitted by law, each Placee acknowledges and agrees that it will not be entitled to exercise any right of rescission at any time provided that this does not affect any other rights such Placee may have.

The Vendor Placing may be terminated by Numis up until 5.00 p.m. on today's date if a force majeure event occurs or at any time prior to 7.00 a.m. on the date of Admission if there is a material breach of warranty. By accepting the obligations set out in the terms and conditions herein the Placee agrees that any exercise by Numis of any right to terminate the Vendor Placing Agreement or to waive or extend any condition in the Vendor Placing Agreement shall be within the absolute discretion of Numis and that Numis shall have no liability to the Placee whatsoever in connection with any decision to exercise or not to exercise any such right. If the Vendor Placing Agreement does not become unconditional or is terminated in accordance with its terms prior to Admission, the Placing will not proceed and the Placee's rights and obligations will cease and no claims will be capable of being made by the Placee in respect of the Placing.

The Placing Shares will be issued credited as fully paid by virtue of completion of the Acquisition Agreement and will be identical to and rank *pari passu* in all respects with the existing Ordinary Shares, including the right to receive all future dividends and other distributions declared, paid or made in respect of the Ordinary Shares after the date of Admission. The Placing Shares are not being made available to the public and are not being offered or sold in any jurisdiction where it would be unlawful to do so.

The Placing Shares will be acquired by the Placee free of all expenses and free of all stamp duty and stamp duty reserve tax ("SDRT") unless stamp duty or SDRT is chargeable on the issue of Placing Shares to the Placee under any of sections 67 and 93 (Depository Receipts) or sections 70 or 96 (Clearance Services) of the Finance Act 1986. By accepting the terms and conditions herein, each Placee confirms and warrants that these sections will not apply to the issue of Placing Shares to it. If the Placee is not able to confirm and warrant that the above sections do not apply to it or if any such stamp duty or SDRT is payable under such sections, it will be entirely for the Placee's account and neither the Company nor the Placing Agents will have any liability in respect thereof.

3. Payment for Placing Shares

Each Placee undertakes to pay the Placing Price for each of the Placing Shares allocated to such Placee in such manner as shall be directed by the Placing Agents.

4. Representations and Warranties

By participating in the Placing and upon the Placing Agents making the confirmation referred to in paragraph 1 above, each Placee confirms, represents, warrants and undertakes to the Placing Agents (for the benefit of the Placing Agents and the Company) that:

(i) the exercise by the Placing Agents (or either of them) of any rights or discretion under the Vendor Placing Agreement shall be within the absolute discretion of the Placing Agents (or the relevant one of them) and the Placing Agents need not have any reference to the Placee and shall have no liability to the Placee whatsoever in connection with any decision to exercise or not to exercise any such right. Each Placee agrees that they have no rights against the Placing Agents, the Company or any of their respective directors, officers, employees, agents or advisers under the Vendor Placing Agreement pursuant to the Contracts (Rights of Third Parties) Act 1999;

(ii) in agreeing to acquire Placing Shares under the Placing, each Placee is relying solely on this announcement and the Listing Particulars and not on any information or representation or warranty in relation to the Company or any of its subsidiaries or any of its shares other than as contained in this announcement and the Listing Particulars;

(iii) neither the Placee nor, as the case may be, their clients expect the Placing Agents to have any duties or responsibilities to the Placee similar or comparable to the duties of "best execution" and "suitability" imposed by The Conduct of Business Source Book contained in The Financial Services Authority's Handbook of Rules and Guidance, and that the Placing Agents are not acting for the Placee and that the Placing Agents will not have any duties or responsibilities for providing to the Placee the protections afforded to clients of the Placing Agents or for providing any advice in relation to the Placing or the Placing Shares;

(iv) to the fullest extent permitted by law and to the extent permitted by the Rules of the Financial Services Authority, neither the Placing Agents nor their respective ultimate holding companies nor any direct or indirect subsidiary undertakings of those holding companies nor any of their respective directors, officers, employees, agents and advisers shall be liable to the Placee for any matter arising in connection with the Placing or any acquisition of Placing Shares pursuant to the Placing and that where any such liability nevertheless arises as a matter of law the Placee will immediately waive any claim against any of such persons which the Placee may have in respect thereof;

(v) in the case of a person who confirms to the Placing Agents on behalf of a Placee an agreement to acquire for Placing Shares that person represents and warrants that he has the authority to do so on behalf of the Placee;

(vi) it is not and is not applying as nominee or agent for, a person who is, or may be, liable to pay stamp duty or SDRT under any of the sections 67, 70, 93 or 96 of the Finance Act 1986 (depositary receipts and clearance services);

(vii) it is not a national or resident of the United States, Australia, Canada or Japan or a corporation, partnership or other entity organised under the laws of the United States, Canada, Australia or Japan and that the Placee will not offer, sell, renounce, transfer or deliver directly or indirectly any of the Placing Shares in to the United States, Australia,

Canada or Japan or any other jurisdiction where to do so would be in breach of any applicable law and/or regulation or to or for the benefit of any person resident in the United States, Australia, Canada or Japan or any other jurisdiction where to do so would be in breach of any applicable law and/or regulation and the Placee acknowledges that the Placing Shares have not been and will not be registered under the United States Securities Act of 1933, as amended and the relevant exemptions are not being obtained from the Securities Commission of any province of Canada and that the same are not being offered for sale and may not be, directly or indirectly offered, sold, transferred or delivered in the United States, Australia, Canada or Japan or any other jurisdiction where to do so would be in breach of any applicable law and/or regulation;

(viii) it is entitled to acquire the Placing Shares in its allocation under the laws of all relevant jurisdictions which apply to such Placee and that such Placee has fully observed such laws, obtained all governmental and other consents which may be required thereunder or otherwise and complied with all necessary formalities and that it has not taken any action or omitted to take any action which will or may result in the Company or the Placing Agents or any of their respective directors, officers, employees, agents or advisers acting in breach of the legal or regulatory requirements of any territory in connection with the Placing or its allocation of Placing Shares under the Placing; and

(ix) the Placee is a person of a kind described in paragraph 5 of Article 19 or paragraph 2 of Article 49 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (as amended).

5. Supply and Disclosure of Information

If the Company, the Placing Agents, the Company's registrars or any of their agents request any information about a Placee's agreement to acquire Placing Shares, such Placee must promptly disclose it to them.

6. Miscellaneous

The rights and remedies of the Placing Agents, the Company and the Company's registrars under these terms and conditions are in addition to any rights and remedies which would otherwise be available to each of them and the exercise or partial exercise of one will not prevent the exercise of others. On application, each Placee may be asked to disclose, in writing or orally, to the Placing Agents:

(i) if he is an individual, his nationality; or

(ii) if he is a discretionary fund manager, the jurisdiction in which the funds are managed or owned.

All documents will be sent at the Placee's risk. They may be sent by post to such Placee at an address notified to the Placing Agents.

Each Placee agrees to be bound by the Memorandum and Articles of Association of the Company (as amended from time to time) once the Placing Shares which such Placee has agreed to acquire have been issued to such Placee.

The contract to acquire Placing Shares and the appointments and authorities mentioned herein will be governed by, and construed in accordance with, the laws of England. For the exclusive benefit of each of the Placing Agents, the Company and the Company's registrars, each Placee irrevocably submits to the exclusive jurisdiction of the English courts in respect of these matters This does not prevent an action being taken against a Placee in any other jurisdiction.

In the case of a joint agreement to acquire Placing Shares, references to a Placee in these terms and conditions are to each such Placee and such Placees' liability is joint and several.

Monies received from Placees pursuant to the Vendor Placing will be held by or on behalf of the Placing Agents until such time as the Vendor Placing Agreement becomes unconditional in all respects. If the Vendor Placing Agreement does not become unconditional in all respects by 8.00 a.m. on 13 August 2005, such monies will be returned without interest.

APPENDIX II

The following definitions apply throughout this announcement:

"Acquisition"	the proposed acquisition of ACMI pursuant to the Acquisition Agreement;
"Acquisition Agreement"	the conditional agreement dated 16 June 2005 between, amongst others, the Company, ACMI and the Seller Placees relating to the Company's acquisition of ACMI;
"Admission"	admission of the Placing Shares to the Official List and to trading on the market for listed securities of the London Stock Exchange and "Admission becoming effective" means it becoming effective in accordance with the Listing Rules and paragraph 2.1 of the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	the rules published by the London Stock Exchange in relation to the admission to trading of, and confirming requirements for, securities admitted to the London Stock Exchange's market for listed securities;
"Company"	Gyrus Group PLC;
"Enlarged Group"	Gyrus, its subsidiaries and its subsidiary undertakings (and, where the context requires it, its associated undertakings) following completion of the Acquisition;
"FSMA"	the Financial Services and Markets Act 2000, as amended;
"Gyrus" or "Group"	the Company and its subsidiaries and subsidiary undertakings, and, where the context requires it, its associated undertakings;
"Listing Rules"	the listing rules of the UK Listing Authority made under section 74 of FSMA;
"London Stock Exchange"	the London Stock Exchange plc;
"Numis" or "Sponsor"	Numis Securities Limited;
"Official List"	the Official List of the UK Listing Authority;
"Ordinary Shares"	ordinary shares of 1 pence each in the Company;
"Panmure Gordon"	Panmure Gordon (UK) Limited;

"Placing Price"	250 pence, being the price at which each Placing Share is to be issued under the Vendor Placing;
"Placing Shares"	the 61,560,025 Ordinary Shares to be placed by Numis pursuant to the Vendor Placing Agreement;
"Seller Placees"	FP ACMI, LLC, FP Blue, LLC, FP Annex Fund, LLC, GS Mezzanine, L.P. and GS Mezzanine Partners Offshore, L.P.
"UK Listing Authority"	the Financial Services Authority acting in its capacity as competent authority under FSMA;
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland;
"United States", "US" or "USA"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;
"Vendor Placing"	the conditional placing of the Placing Shares at the Placing Price on the terms and conditions of the Vendor Placing Agreement; and
"Vendor Placing Agreement"	the conditional agreement dated 16 June 2005 between the Company, Numis and Panmure Gordon, details of which are set out in paragraph 13 of Part VII of the Listing Particulars.

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	07:00 02-Jun-05
Number	0362N

RNS Number:0362N
Gyrus Group PLC
01 June 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received a notification from Hermes Administration Services Limited on behalf of BriTel Fund Trustees Limited The Trustees of BT Pension Scheme informing it that they no longer have a notifiable interest in the Company.

12 April 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Director Shareholding
Released	16:48 02-Jun-05
Number	0958N

GYRUS GROUP PLC ("Gyrus" or "the Company")

2 June 2005

Notification Of Interests Of Directors And Connected Persons

The Company advises that on 1 June 2005 under its annual grant to employees the Company granted Conditional Awards to acquire ordinary 1p shares to the following executive directors:

B.J. Steer (Executive Chairman): 39,690 ordinary shares, total market value of the shares under the conditional award is £104,186
G.R. Davis (Chief Operating Officer): 29,160 ordinary shares, total market value of the shares under the conditional award is £76,545
S.J.B. Shaw (Group CFO): 25,643 ordinary shares, total market value of the shares under the conditional award is £67,313

The market value of the shares is based on 262.5 pence per share.

These awards were made under the Gyrus 2005 Long Term Incentive Plan approved by shareholders at the Company's Annual General Meeting on 25 April 2005. The relevant performance conditions were also approved by shareholders at that time.

The total resultant holdings of the executive directors following this notification are as follows:

Mr Steer: 552,865 (0.66%) of the issued share capital of the Company, share options over 644,547 ordinary shares (0.77%) and conditional awards over 39,690 ordinary shares (0.05%).

Mr Davis: holds no ordinary shares but has share options over 215,683 (0.26%) ordinary shares and conditional awards over 29,160 (0.03%) ordinary shares.

Mr Shaw: 10,000 (0.01%) of the issued ordinary share capital of the Company, share options over 200,603 (0.24%) ordinary shares and conditional awards over 25,643 (0.03%) ordinary shares.

Enquiries:
Trudy Rankin
Gyrus Group PLC
Tel: 01189 219750

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	14:44 13-May-05
Number	2981M

RNS Number:2981M
Gyrus Group PLC
13 May 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received a notification from Deutsche Bank AG, London, on behalf of Deutsche Bank AG and its subsidiary companies, informing it that they have an interest in 10,663,739 shares, representing 12.72% of the Company's issued Ordinary Share Capital.

13 May 2005

This information is provided by RNS
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Company	Gyrus Group PLC
TIDM	GYG
Headline	Result of AGM
Released	11:49 03-May-06
Number	3483C

3 May 2006

Gyrus Group
Result of AGM

Reading, UK – Gyrus Group (GYG.L): At the Annual General Meeting of Gyrus Group plc yesterday, all of the resolutions were duly passed.

Enquiries:
Gyrus Group PLC
Simon Shaw, Finance Director Tel: 01189 219 741

Financial Dynamics
Ben Atwell Tel: 0207 831 3113

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	17:36 12-Apr-05
Number	9732K

RNS Number:9732K
Gyrus Group PLC
12 April 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received a notification from the Wellcome Trust informing it that they have a total beneficial interest in 4,903,866 shares, representing 5.86% of the Company's issued Ordinary Share Capital.

The shares are registered in State Street Nominees Limited. 36,607 in account JD12, 4,867,259 in account JD71.

The shares in account number JD71 are included in the Deutsche Asset Management holding that has been previously announced to the market.

12 April 2005

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RECEIVED
2006 SEP 18 A 11: 17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	18:20 12-Apr-05
Number	9754K

RNS Number:9754K
Gyrus Group PLC
12 April 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received a notification from Hermes Administration Services Limited on behalf of BriTel Fund Trustees Limited The Trustees of BT Pension Scheme informing it that they have a material interest in 2,787,456 shares, representing 3.32% of the Company's issued Ordinary Share Capital, of which 289,445 shares are on loan.

12 April 2005

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Director Shareholding
Released	17:37 04-Apr-05
Number	6010K

4 April 2005

GYRUS GROUP PLC ("Gyrus" or "the Company")

Notification of Interests of Directors



The Company was advised on 1st April 2005 that Mark Goble, non-executive director, sold 400,000 ordinary shares at 258p. His total resultant holding following this notification is 1,190,000 shares (1.4%) of the issued ordinary share capital of the Company.

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Director Shareholding
Released	11:45 17-Mar-05
Number	8842J

GYRUS GROUP PLC ("Gyrus" or "the Company")

Notification Of Interests Of Directors And Connected Persons



The Company was advised yesterday that Mark Goble, non-executive director, sold 1,000,000 ordinary shares at 235p and 250,000 ordinary shares at 244p on 16 March 2005. The reason for the sale was to meet current and future obligations to invest in Rhytec Ltd, spun out from Gyrus in December 2004 to commercialise certain technologies in the cosmetic and dermatological field, with Dr Goble as CEO and founder. His total resultant holding following this notification is 1,590,000 (1.9%) of the issued ordinary share capital of the Company.

Notification of Major interests in shares

The Company yesterday received a notification from Colin Goble informing it that, following a sale of ordinary shares on 16 March 2005, he now has an interest in 925,000 ordinary shares, representing 1.1% of the Company's issued ordinary share capital.

Enquiries:
Trudy Rankin
Gyrus Group PLC
Tel: 01189 219750

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Acquisition
Released	07:00 16-Mar-05
Number	8005J

16 March 2005

Gyrus Group PLC

Gyrus acquires Australian Surgical distribution business

Gyrus Group PLC ("Gyrus" or "the Group"), a leading supplier of medical devices which reduce trauma and complications in surgery, today announces that it has acquired 100% of the equity of Urology Solutions Pty Limited (to be renamed Gyrus Australia Pty Limited), the exclusive distributor of the Gyrus's surgical products in Australia and New Zealand.

Gyrus will pay a total of between AU$1.88 million and AU$2.78 million in cash depending upon Urology Solutions' performance over the next two years. Urology Solutions reported sales of AU$2.7 million for the year to 30th June 2004 and has net assets of approximately AU$0.4 million.

Brian Steer, Executive Chairman of Gyrus, said

"This is the latest in a series of acquisitions that give Gyrus greater control of its international distribution and sales structure. By acquiring Urology Solutions we are better able to meet the needs of our surgeon customers in the region."

Enquiries:

Gyrus Group PLC

Brian Steer	Executive Chairman	01189 219 750
Simon Shaw	Chief Financial Officer	01189 219 750

Financial Dynamics

Ben Atwell		0207 831 3113
Lucy Briggs		0207 831 3113

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Company	GYRUS GROUP PLC ORD 1P
TIDM	GYG
Headline	Gyrus FY pretax pre-goodwill 10.2 mln stg vs 8.1 mln
Released	08:14 16-Mar-05
Number	081427.16032005

LONDON (AFX) - Gyrus Group PLC year to December 31 2004

Sales - 86.93 mln stg vs 78.13 mln

Pretax profit before goodwill - 10.2 mln stg vs 8.1 mln

Pretax profit - 4.70 mln stg vs 2.13 mln

Operating profit - 5.54 mln stg vs 3.46 mln

EPS before exceptionals and goodwill - 11.5 pence vs 9.6

EPS - 5.0 pence vs 8.0

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Company	GYRUS GROUP PLC ORD 1P
TIDM	GYG
Headline	Gyrus sees high-teens revenue growth as 2004 profits more than double
Released	09:05 16-Mar-05
Number	090550.16032005

LONDON (AFX) - Gyrus Group PLC expects to achieve its targeted high-teens underlying revenue growth, bolstered by planned product launches over the next 12 to 18 months and a positive outlook for 2005, which the company said has seen a continuation of the strong trading recorded 2004.

Gyrus also said it will continue to pursue both organic growth and acquisitions, as the maker of medical devices used to reduce trauma and complications in surgery reported profits in 2004 more than doubled.

In the year ended Dec 31, pretax profit surged to 4.7 mln stg from 2.1 mln in 2003. Sales climbed 11 pct to 86.9 mln stg, or 22 pct on a constant exchange basis.

Gyrus added that strong cash generation allowed it to slash net debt to 1.8 mln stg, from 15.5 mln stg at the same time last year.

'Our three divisions all made substantial progress and we are well set to benefit from some important new product launches in 2005,' chairman Brian Steer said in a statement.

Separately, the group announced the acquisition of Urology Solutions Pty Ltd, the the exclusive distributor of its surgical products in Australia and New Zealand, for between 1.88-2.78 mln aud in cash. The final price depends on performance over the next two years.

Urology Solutions reported sales of 2.7 mln aud for the year ended June 30, and had net assets of around 0.4 mln aud.

'This is the latest in a series of acquisitions that give Gyrus greater control of its international distribution and sales structure. By acquiring Urology Solutions we are better able to meet the needs of our surgeon customers in the region,' Steer said.

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Regulatory Announcement

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Board Change
Released	07:00 16-Mar-05
Number	8010J

16 March 2005

Gyrus Group PLC

Board Appointment

Reading, UK – Gyrus Group PLC (GYG) a leading supplier of medical devices to reduce trauma and complications in surgery, today announces the appointment of Mr G. Roy Davis as an executive director with effect from 1 April 2005.

Mr Davis, aged 49, formerly served as a Non Executive Director of the Company from its flotation in 1997 to September 2003 when he relinquished the role to become Chief Operating Officer of the Company. Mr Davis has been Chief Operating Officer of Gyrus since 1 October 2003 with responsibility for Operations, Research and Development, the Partnered Technologies Division and Human Resources.

-ends-

Enquiries:

Gyrus Group PLC 01189 219 750
Brian Steer, Chairman

Financial Dynamics 0207 831 3113
Ben Atwell

Roy Davis was a Non Executive Director of Osmetech plc from February 2000 to March 2002.

He was Managing Director of C-Quential Ltd from July 2000 to February 2001. C-Quential Ltd went into liquidation in February 2002. Gyrus advises that there is no further detail relating to the appointment of Roy Davis which it is obliged to disclose under paragraph 6.F.2 (b) to (g) of the Listing Rules of the UK Listing Authority.

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	15:05 24-Feb-05
Number	0105J

RNS Number:0105J
Gyrus Group PLC
24 February 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received a notification from Deutsche Bank AG, London, on behalf of Deutsche Bank AG and its subsidiary companies informing it that they have an interest in 11,113,485 shares, representing 13.285% of the Company's issued Ordinary Share Capital.

24 February 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Holding(s) in Company
Released	12:58 08-Feb-05
Number	3536I

RNS Number:3536I
Gyrus Group PLC
08 February 2005

Gyrus Group plc (the "Company")

Notification of Major Interests in Shares

The Company received notification today from Legal & General Investment Management Limited, informing it that Legal & General Group plc and/or its subsidiaries have a material interest in 4,097,568 Ordinary Shares, representing 4.89% of the Company's issued Ordinary Share Capital.

08 February, 2005

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Gyrus Group PLC
TIDM	GYG
Headline	Trading Statement
Released	07:00 14-Jan-05
Number	3694H

14th January 2005

Gyrus Group PLC

Pre-Close Period Statement

Reading, UK – Gyrus Group (GYG.L) a leading supplier of medical devices which reduce trauma and complications in surgery, today provides a pre-close period update ahead of its preliminary results announcement on 16th March 2005.

In the year to 31st December 2004 the Group continued to achieve strong sales growth despite the ongoing weakness of the US dollar (currently, over 80% of group sales are denominated in US dollars). On a constant currency basis the Group achieved revenue growth of approximately 22%. On translation, the Group's reported revenues for the year are expected to be in line with market expectations at approximately £87 million representing 11% growth on the previous year (2003: £78.1 million).

Trading highlights in the period included:

- Strong growth in Surgical Division revenues worldwide based upon the Group's proprietary products for gynaecology and urology; and
- Strong growth in Partnered Technologies revenues across the board

As was the case at the half year, the success of the Surgical and Partnered Technologies Divisions has continued to offset lower US growth in the ENT Division. Revenues in the ENT Division strengthened in the final quarter and it is well set for a number of significant new product launches in 2005.

The early benefits of the Group's three-year operational improvement plan have partially offset the currency impact on costs and profit before tax and amortisation of goodwill ("PBTA") is expected to be slightly ahead of the consensus market forecast.

Brian Steer, Executive Chairman of Gyrus said:

"The Group's businesses have performed very well in the face of another year of significant depreciation in our main operating currency. With this momentum and the new products set for launch this year, we look forward to continuing our strong performance in 2005."

Enquiries:

Gyrus Group PLC		
Brian Steer	Executive Chairman	01189 219 750
Simon Shaw	Chief Financial Officer	01189 219 750
Financial Dynamics		
Ben Atwell		0207 831 3113
Lucy Briggs		0207 831 3113

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Company	GYRUS GROUP PLC ORD 1P
TIDM	GYG
Headline	Gyrus sees FY profit slightly ahead of market consensus
Released	08:07 14-Jan-05
Number	080721.14012005

LONDON (AFX) - Gyrus Group PLC, the medical devices company, said it expects pretax profit before goodwill for the year to Dec 31 2004 to be slightly ahead of the consensus market forecast.

The company said revenues grew around 22 pct on a constant currency basis in 2004. On translation, reported revenues are expected to be in line with market expectations at approximately 87 mln stg, a rise of 11 pct on the 78.1 mln reported for 2003.

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Company	GYRUS GROUP PLC ORD 1P
TIDM	GYG
Headline	Gyrus sees FY profit slightly ahead of market consensus UPDATE
Released	09:42 14-Jan-05
Number	094214.14012005

(adds further information on year)

LONDON (AFX) - Gyrus Group PLC, the medical devices company, said it expects pretax profit before goodwill for the year to Dec 31 2004 to be slightly ahead of the consensus market forecast.

The company said revenues grew around 22 pct on a constant currency basis in 2004. On translation, reported revenues are expected to be in line with market expectations at approximately 87 mln stg, a rise of 11 pct on the 78.1 mln reported for 2003.

Gyrus said trading highlights in the year included strong growth in surgical division revenues worldwide based upon the group's proprietary products for gynaecology and urology and strong growth in Partnered Technologies revenues across the board.

It said the success of the Surgical and Partnered Technologies Divisions has continued to offset lower US growth in the ENT Division. Revenues in the ENT Division strengthened in the final quarter and it is well set for a number of significant new product launches in 2005.

The board concluded that it looks forward to continuing its strong performance in 2005.

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Company	GYRUS GROUP PLC ORD 1P
TIDM	GYG
Headline	UK smallcap opening - Gyrus gains after upbeat statement
Released	08:50 14-Jan-05
Number	085022.14012005

LONDON (AFX) - Gyrus Group attracted support and added 9 pence to 231, with traders responding to the medical devices company's expectations that pretax profit before goodwill for the year to Dec 31 2004 to be slightly ahead of the consensus market forecast.

The company said revenues grew around 22 pct on a constant currency basis in 2004. On translation, reported revenues are expected to be in line with market expectations at approximately 87 mln stg, a rise of 11 pct on the 78.1 mln reported for 2003.

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London **STOCK EXCHANGE**

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

If the transaction is a new equity issue, all fields must be completed. We request that this form arrives no later than **10 business days prior** to the consideration of the application for admission to trading. This is to enable the information marked with an asterisk (*) to be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286.**

For **all other transactions**, this form is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading. **Please note that the fields marked with an (*) asterisk do not need to be completed.** The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 4310.**

Application to be considered on (date):	Monday 31st July 2006
Dealings expected to commence on (date):	Tuesday 1st August 2006

1. **Full legal name of issuer:** Gyrus Group Plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* **Country of incorporation:** N/A

3.* **Home EU competent authority for listing** *(if not UKLA)*: N/A

   a. **Will the securities also be admitted to the Official List of the UKLA?** N/A

   b. **If appropriate, has the "passport" been lodged with the UKLA?** N/A

4. **Type of issue for which application is being made:**
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Issue is in consideration of business acquired

5.* **Expected size of offer (£m):** N/A

6.* **Expected market cap. post issue :** N/A

7. **Amount and full description of each class of security for which application is now being made:**
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

123,580 ordinary shares of 1 pence each

8. **Are the securities for which application is now made identical ** in all respects**

a. **with each other?** YES

b. **with an existing class of security?** YES

**** If you answered *NO* to either question how do the securities differ and when will they become identical?**

Note in relation to Question 8:

**** identical means in this context:**

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

9. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought <u>were/will be</u> issued on:**

Date: N/A

10. **Please indicate whether the certificates are in registered or bearer form:**

REGISTERED

11. **Default place of settlement (system):** CREST

12. **Issuer details:**

a. **Contact name:** Simon Shaw

b. **Job Title:** Chief Financial Officer

c. **Telephone Number:** 01189 219750

d. **Email address:** simon.shaw@gyrusplc.com

13. **Invoicing – Value Added Tax (VAT)**

To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following mandatory section:

a. **Country of Principal Place of Business (PPB):** United Kingdom

NB: PPB is usually the head office, headquarters or 'seat' from which business is run.

b. **Is the Issuer registered for VAT in the UK?** YES: [X] NO: [ ]

c. **Is the Issuer registered for VAT in another EC country?** YES: [ ] NO: [X]

d. **If YES, please confirm EC VAT registration number:** [ ]

NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being charged on admission and annual fees.

14.* **Brief description of business:** N/A

15.* **Directors** *(names, job-titles, executive/non-executive status):* N/A

16.* **Fiscal year end:** N/A

17. **Sponsor/ Lead manager / Adviser (if applicable):**

a. **Contact name:** N/A
b. **Telephone Number:** N/A
c. **Email address:** N/A

18.* **Sponsor:** N/A

19.* **Corporate Broker:** N/A

20.* **Financial PR advisors:** N/A

21.* **Address at which admission document will be available:**

N/A

22.* **Date available:** N/A

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

(d) We shall pay applicable admission fee and annual.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed:	[signature]	**Print Name:**	Simon Shaw
Job Title:	Chief Financial Officer	**Date:**	19th July 2006

Signed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of issuer: Gyrus Group PLC

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.



London **STOCK EXCHANGE**

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

If the transaction is a new equity issue, all fields must be completed. We request that this form arrives no later than **10 business days prior** to the consideration of the application for admission to trading. This is to enable the information marked with an asterisk (*) to be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286.**

For all other **transactions**, this form is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading. **Please note that the fields marked with an (*) asterisk do not need to be completed.** The form *should be submitted to Issuer Implementation* at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 4310.**

Application to be considered on (date): Thursday 8th June
Dealings expected to commence on (date): Friday 9th June

1. **Full legal name of issuer:** Gyrus Group PLC

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* **Country of incorporation:** UK

3.* **Home EU competent authority for listing** *(if not UKLA)*:

a. **Will the securities also be admitted to the Official List of the UKLA?** YES

b. **If appropriate, has the "passport" been lodged with the UKLA?** N/A

4. **Type of issue for which application is being made:**
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Block listing pursuant to the future potential exercise of share options

5.* **Expected size of offer (£m):** N/A

6.* **Expected market cap. post issue :** N/A

7. **Amount and full description of each class of security for which application is now being made:**
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

2,461,561 ordinary shares of 1 pence each being the potential conversion of vested share options to ordinary shares over the next 12 months.

8. **Are the securities for which application is now made identical ** in all respects**

a. **with each other?** YES

b. **with an existing class of security?** YES

** If you answered *NO* to either question how do the securities differ and when will they become identical?

Note in relation to Question 8:

** **identical** means in this context:

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

9. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

Date: N/A

10. **Please indicate whether the certificates are in registered or bearer form:**

N/A

11. **Default place of settlement (system):** CREST

12. **Issuer details:**

a. **Contact name:** Simon Shaw

b. **Job Title:** Chief Financial Officer

c. **Telephone Number:** 01189 219750

d. **Email address:** simon.shaw@gyrusplc.com

13. **Invoicing – Value Added Tax (VAT)**

To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following mandatory section:

a. **Country of Principal Place of Business (PPB):** UK

NB: PPB is usually the head office, headquarters or 'seat' from which business is run.

b. **Is the Issuer registered for VAT in the UK?** YES: x NO:

c. **Is the Issuer registered for VAT in another EC country?** YES: NO: x

d. **If YES, please confirm EC VAT registration number:** 692080333

NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being charged on admission and annual fees.

14.* **Brief description of business:**

Medical devices company

15.* **Directors** *(names, job-titles, executive/non-executive status):*

Brian Steer (Executive Chairman); Simon Shaw (Chief Financial Officer); Roy Davis (Chief Operating Officer); Michael Garner (Non-Executive Director); Professor Charles Cummings (Non-Executive Director); Dr Charles Goodson-Wickes (Non-Executive Director); Keith Krzywicki (Non-Executive Director)

16.* **Fiscal year end:** 31 December

17. **Sponsor/ Lead manager / Adviser (if applicable):**

a. **Contact name:** N/A
b. **Telephone Number:** N/A
c. **Email address:** N/A

18.* **Sponsor:** N/A

19.* **Corporate Broker:** N/A

20.* **Financial PR advisors:** N/A

21.* **Address at which admission document will be available:**

N/A

22.* **Date available:** N/A

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) We shall pay applicable admission fee and annual.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed:	[signature]	**Print Name:**	Simon Shaw
Job Title:	**Chief Financial Officer**	**Date:**	6th June 2006

Sighed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of issuer: Gyrus Group PLC

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.



London **STOCK EXCHANGE**

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

If the transaction is a new equity issue, all fields must be completed. We request that this form arrives no later than **10 business days prior** to the consideration of the application for admission to trading. This is to enable the information marked with an asterisk (*) to be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286.**

For **all other transactions**, this form is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading. **Please note that the fields marked with an (*) asterisk do not need to be completed.** The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 4310.**

Application to be considered on (date):	**Wednesday 7th June 2006**
Dealings expected to commence on (date):	**Thursday 8th June 2006**

1. **Full legal name of Issuer:** Gyrus Group PLC

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* **Country of incorporation:** UK

3.* **Home EU competent authority for listing** *(if not UKLA)*:

a. **Will the securities also be admitted to the Official List of the UKLA?** **YES**

b. **If appropriate, has the "passport" been lodged with the UKLA?** **N/A**

4. **Type of issue for which application is being made:**
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Issue pursuant to the exercise of share options

5.* **Expected size of offer (£m):** N/A

6.* **Expected market cap. post issue :** N/A

7. **Amount and full description of each class of security for which application is now being made:**
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

1,042,859 ordinary shares of 1 pence each fully paid.

8. **Are the securities for which application is now made identical ** in all respects**

a. **with each other?** | YES

b. **with an existing class of security?** | YES

**** If you answered *NO* to either question how do the securities differ and when will they become identical?**

Note in relation to Question 8:

**** identical** means in this context:

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

9. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought <u>were/will be</u> issued on:**

Date: N/A

10. **Please indicate whether the certificates are in registered or bearer form:**

REGISTERED

11. **Default place of settlement (system):** CREST

12. **Issuer details:**

a. **Contact name:** Simon Shaw

b. **Job Title:** Chief Financial Officer

c. **Telephone Number:** 01189 219750

d. **Email address:** simon.shaw@gyrusplc.com

13. **Invoicing – Value Added Tax (VAT)**

To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following mandatory section:

a. **Country of Principal Place of Business (PPB):** UK

NB: PPB is usually the head office, headquarters or 'seat' from which business is run.

b. **Is the Issuer registered for VAT in the UK?** YES: x NO:

c. **Is the Issuer registered for VAT in another EC country?** YES: NO: x

d. **If YES, please confirm EC VAT registration number:** 692080333

NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being charged on admission and annual fees.

14.* **Brief description of business:**

Medical devices company

15.* **Directors** *(names, job-titles, executive/non-executive status)*:

Brian Steer (Executive Chairman); Simon Shaw (Chief Financial Officer); Roy Davis (Chief Operating Officer); Michael Garner (Non-Executive Director); Professor Charles Cummings (Non-Executive Director); Dr Charles Goodson-Wickes (Non-Executive Director); Keith Krzywicki (Non-Executive Director)

16.* **Fiscal year end:** 31 December

17. **Sponsor/ Lead manager / Adviser (if applicable):**

a. **Contact name:** N/A
b. **Telephone Number:** N/A
c. **Email address:** N/A

18.* **Sponsor:** N/A

19.* **Corporate Broker:** N/A

20.* **Financial PR advisors:** N/A

21.* **Address at which admission document will be available:**

N/A

22.* **Date available:** N/A

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) We shall pay applicable admission fee and annual.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed:	[signature]	**Print Name:**	Simon Shaw
Job Title:	**Chief Financial Officer**	**Date:**	5th June 2006

Sighed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of issuer: Gyrus Group PLC

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.

Gyrus Group PLC

Interim Report for the six months ended 30 June 2005

The Energy to Change Surgery
The Power to Change Lives

Our vision

Our vision is to become a world leader in the medical device field by providing innovative, procedure-enabling products that minimise discomfort and improve the quality of life for patients.

Contents

01 2005 Highlights
02 Chairman's Statement
06 Consolidated Interim Income Statement
07 Consolidated Statement of Changes in Equity
08 Consolidated Balance Sheet
09 Consolidated Cash Flow Statement
10 Notes to the Condensed Interim Financial Statements
31 Independent Review Report by KPMG Audit Plc to Gyrus Group PLC

2005 Highlights

Financial Highlights

- Group revenues up 11% (14% on a constant exchange rate basis) to £47.3m (H1 2004: £42.5m)
- IFRS profit after tax up 79% to £4.3m (H1 2004: £2.4m)
- UK GAAP Profit Before Tax and Goodwill Amortisation (PBTA) would have increased by 35% to £5.0m (H1 2004: £3.7m)
- Gross margin increases to 61.3% (H1 2004: 60.1%) despite continued weaker US dollar
- Basic EPS rises 82% to 5.1p (H1 2004: 2.8p)

Chairman's Statement

Brian Steer
Executive Chairman



Overview
Gyrus has had an excellent half year. Trading was very strong with local currency revenues growing by 14% and IFRS profits up 79%. On 21 July we completed the acquisition of American Cystoscope Makers Inc. ('ACMI') for $497 million. This transforming acquisition is disclosed as a post balance sheet event in this first financial report under International Financial Reporting Standards ('IFRS'). This report represents solely the results of the Gyrus Group pre-acquisition and financial information for comparative periods has been restated from UK GAAP to IFRS using consistent policies.

Local currency revenue growth of approximately 14% was consistent with our target for the period. After taking account of the continued depreciation of the US dollar, reported revenue grew by 11% to £47.3 million (H1 2004: £42.5 million). Our operating efficiency programme continued to yield results with the Group's profit before tax increasing 31% to £4.7 million (H1 2004: £3.6 million).

The Surgical Division performed strongly, posting local currency revenue growth of 29%, with good performances across all product areas. The ENT Division showed local currency growth of over 9% with encouraging revenues in otology and sinus and rhinology and promising evaluations of the new PlasmaCision-based Tonsil PlasmaKnife in the head and neck market. These Divisions compensated for the anticipated weaker period for the Partnered Technologies Division as the effect of lower priced product sales to two partners showed in a 0.5% reduction in revenues, notwithstanding an encouraging increase in the underlying volume of products supplied.

The Group continued to generate cash during the period, which enabled two small acquisitions of distributorships in Australia and New Zealand to be financed out of cash resources to the value of £1.3 million.

Financial Review
Strong revenue in the first half of £47.3 million (H1 2004: £42.5 million), alongside the results of the Group's continuing margin improvement programme, helped to raise the gross margin to 61.3% (H1 2004: 60.1%). Significant margin improvements were achieved in the Minneapolis plant and improvements were also evident in Cardiff.

Figure 1.

Business			H12004	H12005	Growth
Gynaecology	US	$m	15.4	19.0	23.4 %
	International	£m	1.3	2.1	61.5%
Urology	US	$m	2.6	3.4	30.8%
	International	£m	1.0	1.1	10.0%
General Surgery	US	$m	1.0	1.1	10.0%
	International	£m	1.0	1.7	70.0%
Total Surgical	**US**	**$m**	**19.0**	**23.5**	**23.7%**
	International	**£m**	**3.3**	**4.9**	**48.5%**
Otology	US	$m	12.0	13.3	10.8%
	International	£m	2.3	2.4	4.3 %
Sinus & Rhinology	US	$m	7.0	8.4	20.0 %
	International	£m	0.9	0.9	0.0%
Head & Neck	US	$m	4.9	5.1	4.1 %
	International	£m	2.5	2.7	8.0%
Total ENT	**US**	**$m**	**23.9**	**26.8**	**12.1%**
	International	**£m**	**5.7**	**6.0**	**5.3%**
Partnered Technologies		**$m**	**13.0**	**16.1**	**23.8%**
		£m	**2.8**	**1.1**	**(60.7)%**
$/£ rate			1.82	1.88	(3.3)%
Total Revenue		**£m**	**42.5**	**47.3**	**11.3%**

Net operating expenses, excluding development cost reimbursements classified as other operating income, increased 11.6% to £24.0 million (H1 2004: £21.5 million). Approximately 1% of the increase resulted from the non-cash charge for equity incentive (share options) scheme costs required under IFRS 2. Overall, operating expenses remained stable at approximately 50.6% of revenue. Operating profit increased by 22% to £5.0 million (H1 2004: £4.1 million).

Basic earnings per share (EPS) rose by 82% to 5.1p (H1 2004: 2.8p). Adjusted EPS under UK GAAP, which excludes goodwill amortisation and deferred tax credits and was the measure normally disclosed by the Group before the adoption of IFRS, would have increased by 44% to 5.9p (H1 2004: 4.1p). The H1 2005 effective tax rate of approximately 9.6% comprises approximately 12% taxes payable (H1 2004: 7.5%) and a 2.4% deferred tax credit (H1 2004: 26.4% deferred tax charge). This non-cash item represents the net effect of various deferred tax charges and credits around the Group.

During the period, the Group increased the installed base of surgical instrument generators in the US market by 19% to 4861 units (H1 2004: 4075 units) of which approximately 50% were sold rather than placed. This continued the trend towards sale rather than placement, which began to increase during 2004. Approximately $1 million was spent on generator placement during the period which, after depreciation and retirements, resulted in the net book value of the placed generator base reducing to $4.5 million (H1 2004: $5.5 million). Sales of the related disposable instruments increased 23% to $22.2 million (H1 2004: $18.1 million).

Implementation of IFRS

The Group has prepared this report under IFRS for the first time. For the purposes of this report the term IFRS also includes International Accounting Standards ('IAS'). Comparative figures have been restated under IFRS and a full reconciliation of the results under IFRS to those that would have been reported under UK GAAP is included in note 11 to the interim financial report. Your attention is also drawn to note 1 of the financial report which sets out the Group's accounting policies in full.

Business Review

The performance of each business unit during the first half of 2005 is shown above (see figure 1). As the effect of currency change clouds the underlying operational growth of each business unit comparisons are made in the principal billing currency.

Chairman's Statement
continued

Surgical Division
This Division, representing 37% of group turnover, continues to grow strongly in each of its business units. The US Gynaecology business continued to grow well on the back of strong performances across the PK product range. Cutting forceps continued strongly with over 20% growth on the same period last year. The PlasmaCision-based PlasmaSpatula, launched in late March, performed well with initial sales of over $0.3 million. The PK Seal ('Open Forceps') continued to gain ground in the open gynaecological procedure market showing revenue growth of over 36%. Internationally, the Gynaecology Division posted strong growth of over 60% as direct sales initiatives in Germany and Benelux began to yield results.

The US Urology business continued to increase sales of SuperPulse products, including generators, which resulted in over 30% revenue growth. International growth was more modest off a low base, and the effect of the acquisition of Urology Solutions Pty Ltd, the Group's Australian distributor, was limited within the period.

The General Surgery business remained relatively small as the Group continued to have an insufficiently broad portfolio and lacked a focused route to market. It is anticipated that the acquisition of ACMI will help meet both of these requirements.

ENT Division
This Division, representing 43% of Group turnover in the first half of 2005, showed a step up in growth during the period. The US Otology business grew well posting an increase in sales of over 10% helped by the return of some of the instrument business which was lacking in the previous year. Internationally the business returned a 4% growth in sales which is nearer the norm for this mature market.

The US Sinus and Rhinology business grew revenues by 20% over the comparable period. Key drivers of this growth were the continued performance of the Diego microdebrider system, which was enhanced with PK technology in March, and the return to growth of conventional instrument sales as a result of the integration of Explorent's products into the portfolio.

The US Head and Neck business grew by just over 4% despite the continued reimbursement-based decline in the somnoplasty business. The contributors to growth were Haemostatix, a cutting and sealing forerunner to PK PlasmaCision, laryngoscopy instruments from the former Explorent portfolio and the small, but encouraging, initial sales of the Tonsil PlasmaKnife. This new PlasmCision-based device was launched at the end of March and consequently was primarily involved in evaluations by hospitals during the period. The International Head and Neck business grew mainly as a result of increased sales by Gyrus Medical GmbH, the Group's Tuttlingen-based subsidiary which sources and supplies conventional ENT instruments.

Partnered Technologies Division
Gyrus's Partnered Technologies Division represented 20% of Group revenues during the period. The Division consists of technology licence, marketing and supply relationships with Johnson & Johnson (Depuy Mitek, Ethicon Endo-Surgery, Gynecare and lately Guidant), Bard, and Rhytec, the cosmetic and dermatological surgery business spun out of the Group at the end of 2004. Overall, the Division's revenues reduced slightly, by approximately 0.5%, to $18.2 million in the first half of 2005. This compares with a very strong performance in 2004 and the reduction was anticipated at the end of last year as the Group developed and commenced supply of reduced cost product to two of its partners. The revenue comparison with the prior period masks an encouraging underlying growth in volume, which is expected to improve the profitability of the Division in the future.

The first product developed for Rhytec was shipped at the end of June. The development contract resulted in fees of £0.89 million being accounted for as other operating income, with an equal and opposite charge to research and development expense.

Research & Development
The Group's gross investment in R&D for the first half was £5.1 million (10.8% of sales) compared to £3.9 million (9.1% of sales) in the same period of 2004. Excluding the amount reimbursed by Rhytec, the R&D spend was consistent at 8.9% of sales. The Group has maintained its level of R&D spend on product and procedural development initiatives, particularly those associated with the Group's novel proprietary simultaneous 'cut and seal' technology known as PK PlasmaCision. There are some potentially significant PlasmaCision-based product launches scheduled for the latter part of the winter which will ultimately take the Group into new markets in general abdominal surgery for the first time.

Throughout the remainder of the year, R&D activities will continue to focus on both incremental expansion of product lines and the development of key new products aimed at delivering growth from our core technologies.

Operations
During the first half of 2005 the Group has continued to take steps to improve operating profitability. Central to this is the implementation of 'lean manufacturing' across the Group. The benefits of lean manufacturing include increased productivity, reduced inventories, improved product quality and space utilisation. These and other related initiatives improved the Group's operating margin to 10.6% (H1 2004: 9.6%), despite a further reduction in the value of the US dollar during the period.

Acquisition of ACMI
Towards the end of the period the Group announced the acquisition of ACMI, a market leader in urology and a leading developer and manufacturer of endoscopy systems. The rationale for the acquisition centred around the combined Group's leading market positions in Urology and Gynaecology. The combination of Gyrus and ACMI's core technologies in PK tissue management and digital visualisation respectively enables the Group to provide class leading 'see' and 'treat' products to surgeons focused on minimally invasive, or 'keyhole', surgery.

The acquisition was completed after the half year on 21 July 2005, and therefore has no impact upon this report. The effect of IFRS accounting on the second half results will be significant, particularly in the accounting treatment of certain non-cash balance sheet items created by the fair value and purchase price allocation process. These include the fair value of acquired stocks and the valuation of certain intangible assets, such as customer relationships, in process R&D, technology assets, brand names and trademarks, each of which may have a different valuation basis and amortisation life.

As at the date of this report, we have had some six weeks of ownership of ACMI. We have commenced the restructuring process with initial focus on ensuring that the enlarged sales organisation retains strong leadership and clarity of purpose, and that ACMI's own operational improvement programme continues to generate results into the second half of the year. We continue to be very excited by the future prospects for the enlarged Gyrus Group.

Outlook
Following the acquisition of ACMI, Gyrus is a significantly larger and stronger business. We have more powerful positions in the US Urology and Gynaecology markets and, with a broader portfolio of products being sold through an enlarged sales force, Gyrus is well placed to continue to grow its business substantially.

The trading of the combined business has continued well since the end of June and although there is the risk of some short term disruption as we integrate the businesses, we remain confident in Gyrus's outlook. We anticipate that the Group will trade in accordance with expectations in the second half.

Brian Steer
Executive Chairman

Consolidated Interim Income Statement

For the six months ended 30 June 2005

	Note	6 months 30 June 2005 (unaudited) £000	6 months 30 June 2004 (unaudited) £000	Year ended 31 December 2004 (audited) £000
Revenue	1	**47,271**	42,452	86,930
Cost of sales		**(18,317)**	(16,938)	(35,570)
Gross profit		**28,954**	25,514	51,360
Other operating income		**892**	–	641
Selling and distribution expenses		**(13,335)**	(11,828)	(23,158)
Research and development expenses		**(5,071)**	(3,842)	(7,139)
General and administrative expenses		**(6,438)**	(5,783)	(10,867)
Net operating profit		**5,002**	4,061	10,837
Financial income		**80**	74	170
Financial expense		**(369)**	(579)	(1,020)
Profit before taxation		**4,713**	3,556	9,987
Income tax expense	3	**(454)**	(1,203)	(1,504)
Profit for the period		**4,259**	2,353	8,483
Earnings per ordinary share				
Basic	6	**5.1p**	2.8p	10.2p
Diluted	6	**5.0p**	2.8p	10.1p

Consolidated Statement of Changes in Equity

For the six months ended 30 June 2005

	Share capital £000	Share premium £000	Merger reserve £000	Hedging and translation reserve £000	Retained profits £000	Total £000
As at 31 December 2003						
As originally stated	2,156	151,971	3,860	–	(36,400)	121,587
Changes in accounting policy relating to first-time adoption of IFRS	–	–	–	(708)	–	(708)
As restated at 1 January 2004	**2,156**	**151,971**	**3,860**	**(708)**	**(36,400)**	**120,879**
Changes in equity for 2004						
Exchange differences arising on translation of foreign operations				(1,741)	–	(1,741)
Profit for the period				–	2,353	2,353
Total recognised income and expense for the period				(1,741)	2,353	612
Issue of share capital	2	157	–	–	–	159
Equity share options issued	–	–	–	–	139	139
Balance at 30 June 2004	2,158	152,128	3,860	(2,449)	(33,908)	121,789
Exchange differences arising on translation of foreign operations				(6,772)	–	(6,772)
Profit for the period				–	6,130	6,130
Total recognised income and expense for the period				(6,772)	6,130	(642)
Issue of share capital	2	319	–	–	–	321
Equity share options issued	–	–	–	–	185	185
Balance at 31 December 2004	2,160	152,447	3,860	(9,221)	(27,593)	121,653
Changes in equity for 2005						
Cash flow hedges						
Changes in accounting policy relating to first-time adoption of IAS 39				115	–	115
Hedging losses taken to equity				(222)	–	(222)
Hedging losses transferred to the income statement for the period				(115)	–	(115)
Exchange differences arising on translation of foreign operations				7,414	–	7,414
				7,192	–	7,192
Profit for the period				–	4,259	4,259
Total recognised income and expense for the period				7,192	4,259	11,451
Issue of share capital	3	466	–	–		469
Equity share options issued	–	–	–	–	281	281
Balance at 30 June 2005	**2,163**	**152,913**	**3,860**	**(2,029)**	**(23,053)**	**133,854**

Consolidated Balance Sheet

	Note	As at 30 June 2005 (unaudited) £000	As at 30 June 2004 (unaudited) £000	As at 31 December 2004 (audited) £000
Assets				
Property, plant & equipment	4	**11,003**	11,462	10,396
Goodwill		**96,154**	95,181	90,709
Other intangible assets		**755**	833	265
Deferred tax asset	3	**4,643**	4,524	4,403
Total non-current assets		**112,555**	112,000	105,773
Inventories		**16,217**	16,754	13,434
Trade receivables		**16,620**	12,046	13,834
Other current assets		**3,920**	1,920	2,480
Cash and cash equivalents		**7,524**	7,050	7,263
Total current assets		**44,281**	37,770	37,011
Total assets		**156,836**	149,770	142,784
Equity				
Share capital	5	**(2,163)**	(2,158)	(2,160)
Share premium	5	**(152,913)**	(152,128)	(152,447)
Merger reserve		**(3,860)**	(3,860)	(3,860)
Other reserves		**2,029**	2,449	9,221
Retained earnings		**23,053**	33,908	27,593
Total equity		**(133,854)**	(121,789)	(121,653)
Liabilities				
Bank loan		**–**	(14,924)	–
Obligations under finance leases and hire purchase contracts		**(215)**	(165)	(126)
Other creditors		**–**	–	(8)
Total non-current liabilities		**(215)**	(15,089)	(134)
Trade and other payables		**(3,138)**	(3,700)	(2,878)
Current tax payable		**(527)**	(273)	(885)
Obligations under finance leases and hire purchase contracts		**(134)**	(81)	(58)
Bank overdrafts and loans due within one year	7	**(8,087)**	–	(8,928)
Other creditors		**(2,861)**	(2,196)	(734)
Accruals and deferred income		**(8,020)**	(6,642)	(7,514)
Total current liabilities		**(22,767)**	(12,892)	(20,997)
Total liabilities		**(22,982)**	(27,981)	(21,131)
Total equity and liabilities		**(156,836)**	(149,770)	(142,784)

Consolidated Cash Flow Statement

	6 months 30 June 2005 (unaudited) £000	6 months 30 June 2004 (unaudited) £000	Year ended 31 December 2004 (audited) £000
Cash flows from operating activities			
Profit before taxation	**4,713**	3,556	9,987
Adjustments for:			
Depreciation of property, plant & equipment	**1,735**	1,963	3,562
Amortisation of intangible assets	**77**	76	345
Loss/(profit) on disposal of property, plant & equipment	**44**	63	(263)
Finance income and expense	**289**	505	850
Share based payment expense	**281**	139	324
Operating cash flows before movement in working capital	7,139	6,302	14,805
(Increase)/decrease in inventories	**(3,850)**	(138)	856
(Increase)/decrease in trade and other receivables	**(2,736)**	80	(1,578)
Increase in trade and other payables	**3,688**	3,032	1,964
Cash generated from operations	**4,241**	9,276	16,047
Interest paid	**(384)**	(400)	(787)
Taxation	**(631)**	(364)	(185)
Net cash from operating activities	3,226	8,512	15,075
Cash flows from investing activities			
Interest received	**80**	74	171
Proceeds on disposal of property, plant and equipment	–	–	417
Purchases of property, plant and equipment	**(1,656)**	(1,517)	(2,657)
Purchases of patents and trademarks and other intangibles	**(296)**	(1)	–
Expenditure on product development	–	(40)	(141)
Acquisition of subsidiary	**(765)**	–	400
Net cash used in investment activities	**(2,637)**	(1,484)	(1,810)
Cash flows from financing activities			
Issue of share capital	**469**	159	480
Repayment of borrowings	**(841)**	(3,733)	(10,380)
Repayment of obligations under finance leases	**(59)**	(58)	(113)
Net cash used in financing activities	**(431)**	(3,632)	(10,013)
Net increase in cash and cash equivalents	**158**	3,396	3,252
Cash and cash equivalents at beginning of period	**7,263**	4,145	4,145
Effect of foreign exchange rate changes	**103**	(491)	(134)
Cash and cash equivalents at end of period	**7,524**	7,050	7,263
Bank balances and cash	**7,524**	7,050	7,263

Notes to the Condensed Interim Financial Statements

For the six months ended 30 June 2005

Significant Accounting Policies

Gyrus Group PLC is a company domiciled in the United Kingdom. The condensed consolidated interim financial statements of the Company for the six months ended 30 June 2005 comprise the Company and its subsidiaries (together referred to as the 'Group').

The comparative figures for the financial year ended 31 December 2004 are not the Group's audited statutory accounts for that financial year. Those accounts, which were prepared under UK Generally Accepted Accounting Practices ('UK GAAP'), have been reported on by the Group's auditor and delivered to the registrar of companies. The report of the auditors was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

The condensed consolidated interim financial statements were authorised for issuance on 7 September 2005.

Statement of Compliance

European Union (EU) law requires that the next annual consolidated financial statements of the Group for the year ended 31 December 2005 be prepared in accordance with IFRSs adopted for use in the EU ('adopted IFRSs'). This interim financial information has been prepared on the basis of the recognition and measurement requirements of IFRSs in issue that either are endorsed by the EU and effective at 30 June 2005 or are expected to be adopted and effective 31 December 2005, the Group's first annual reporting date at which it is required to use adopted IFRSs.

Basis of Preparation

The financial statements are presented in sterling, rounded to the nearest thousand. They are prepared on the historical cost basis except for derivative financial instruments that are stated at their fair value.

The adopted IFRSs that will be effective at 31 December 2005 are still subject to change and to additional interpretations and therefore cannot be determined with certainty. Accordingly, the accounting policies for that annual period will be determined finally only when the annual financial statements are prepared for the year ended 31 December 2005.

The preparation of the condensed consolidated interim financial statements in accordance with IFRS resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under UK GAAP. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements except for IAS 39 'Financial Instruments: Recognition and Measurement' which is applied from 1 January 2005. They have also been applied in preparing an opening IFRS balance sheet at 1 January 2004 for the purposes of the transition to IFRS, as required by IFRS 1. The impact of the transition from UK GAAP to IFRS is explained in note 11.

Basis of Consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that are presently exercisable or convertible are taken into account. The financial statements of subsidiaries are included in the condensed consolidated financial statements from the date that control commences until the date that control ceases.

On acquisition, the identifiable assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

(ii) Transactions Eliminated on Consolidation
Intragroup balances, and any unrealised gains and losses or income and expenses arising from intragroup transactions, are eliminated in preparing the condensed consolidated interim financial statements.

Foreign Currency
(i) Foreign Currency Transactions
Transactions denominated in foreign currencies are recorded at the exchange rate ruling on the date of the transaction. Foreign currencies received are translated at the exchange rate ruling on the date of conversion or at a forward contract rate if hedged. Monetary assets and liabilities expressed in foreign currencies are translated into sterling at rates of exchange ruling at the end of the financial year. The resulting exchange differences are charged to the income statement for the year, except in the case of loans to finance equity investment in overseas subsidiaries where both the investment and loan are translated at the exchange rate ruling at the balance sheet date and the differences are taken directly to the Group's translation reserve. Such translation differences are recognised as income or as expenses in the period in which the operation is disposed of.

(ii) Foreign Statements of Foreign Operations
On consolidation, the results of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets and on the difference between the results of overseas operations translated at average monthly exchange rates and year end rates are dealt with through the Group's translation reserve.

Derivative financial instruments
The Group uses derivative financial instruments to hedge its exposure to foreign exchange risks arising from operational and financing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes.

Derivatives are recorded at fair value and any gains or losses on remeasurement of fair values is taken to the income statement unless hedge accounting is sought. The fair value of foreign exchange contracts is their quoted market price at the balance sheet date being the present value of the quoted forward price.

Cash flow hedging
When a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or highly probable forecast transaction, the effective part of any gain or loss on the derivative financial instruments is recognised directly in equity. If a hedge of a forecasted transaction subsequently results in the recognition of a financial asset or a financial liability, then the associated gains or losses that were recognised directly in equity are reclassified into the income statement in the same period or periods during which the asset acquired or liability assumed affects the income statement (i.e. when interest income or expense is recognised).

The ineffective part of any gain or loss is recognised immediately in the income statement.

When a hedging instrument expires or is sold, terminated or exercised, or the Group revokes designation of the hedge relationship but the hedged forecast transaction is still expected to occur, the cumulative gain or loss at that point remains in equity and is recognised in accordance with the above policy when the transaction occurs. If the hedged transaction is no longer expected to take place, then the cumulative unrealised gain or loss recognised in equity is recognised immediately in the income statement.

Property, Plant and Equipment
(i) Owned Assets
Items of property, plant and equipment are stated at cost less accumulated depreciation and impairment losses.

(ii) Leased Assets
Where the Group enters into a lease which entails taking substantially all the risks and rewards of ownership of an asset, the lease is treated as a finance lease. The lease is recorded in the balance sheet as a tangible fixed asset and is depreciated over its estimated useful life or the term of the lease, whichever is the shorter. Future installments under such leases, net of finance charges, are included in creditors.

(iii) Depreciation
Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives. Land is not depreciated. The estimated useful lives are as follows:

Fixtures, fittings and office equipment	–	3-10 years
Buildings	–	20 years
Leasehold improvements	–	term of lease
Plant and machinery	–	3-10 years
Placed equipment	–	3 years

Placed equipment relates to equipment placed in clinical settings to generate a stream of 'disposables' revenue. Utilisation of such equipment is measured and provision made where appropriate for impairment.

Intangible Assets
(i) Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's fair interest in the fair value of the identifiable assets, liabilities and contingent liabilities of a subsidiary at the date of acquisition. Goodwill is recognised as an asset and is tested for impairment annually, or on such other occasions that events or changes in circumstances indicate that it might be impaired.

In respect of acquisitions prior to 1 January 2003, goodwill is included on the basis of its deemed cost, which represents the amount recorded under UK GAAP. The classification and accounting treatment of business combinations that occurred prior to 2003 has not been reconsidered in preparing the Group's opening IFRS balance sheet at 1 January 2004 (see note 11).

On disposal of a subsidiary, the attributable amount of unamortised goodwill which has not been subject to impairment is included in the determination of the profit or loss on disposal.

(ii) Research and Development
Expenditure on research activities is recognised as an expense in the period in which it is incurred.

An internally-generated intangible asset arising from the Group's development activities is recognised only if the Group can demonstrate the following:
- The technical feasibility of completing the asset so that it will be available for use or sale;
- The intention to complete the intangible asset and use or sell it;
- The ability to use or sell the intangible asset;
- It is probable that the asset created will generate future economic benefits;
- The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- The development cost of the asset can be measured reliably.

Where no internally-generated intangible asset can be recognised, development expenditure is recognised as an expense in the period in which it is incurred. Internally-generated intangible assets are amortised over the life of the product, which is usually no more than ten years.

(iii) Licensing Agreements
Licensing agreements are included at cost and depreciated over their useful economic life. Provision is made for any impairment.

(iv) Intellectual Property Rights
Patents and trademarks are measured initially at purchase cost and amortised on a straight-line basis over their estimated useful lives.

(v) Subsequent Expenditure
Subsequent expenditure on a capitalised intangible asset is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Trade and Other Receivables
Trade and other receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Inventories
Inventories are stated at the lower of cost and net realisable value. Cost is determined on a first in first out basis and includes transport and handling costs. In the case of manufactured products, cost includes all direct expenditure and production overheads based on the normal level of activity. Net realisable value is the price at which the stocks can be sold in the normal course of business after allowing for the costs of realisation and, where appropriate, the cost of conversion from their existing state to a finished condition. Provision is made where necessary for obsolete, slow-moving and defective stocks.

Notes to the Condensed Interim Financial Statements continued
For the six months ended 30 June 2005

Impairment
At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets with finite lives to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Goodwill arising on acquisition is allocated to cash-generating units. The recoverable amount of the cash-generating unit to which goodwill has been allocated is tested for impairment annually, or on such other occasions that events or changes in circumstances indicate that it might be impaired.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (cash-generating unit) is reduced to its recoverable amount. Impairment losses are recognised as an expense immediately, unless the relevant asset is land or buildings at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (cash-generating unit) is increased to the revised estimate of its recoverable amount, but such that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (cash-generating unit) in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase. However, impairment losses relating to goodwill may not be reversed.

Interest-bearing Borrowings
Interest-bearing bank loans and overdrafts are recorded at the proceeds received. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Employee Benefits
(i) Defined Contribution Plans
Obligations for contributions to defined contribution pension plans are recognised as an expense in the income statement as incurred.

(ii) Share-based Payment Transactions
On 1 January 2005, Gyrus Group PLC applied the requirements of IFRS 2, Share-based Payments. In accordance with the transition provisions, IFRS 2 has been applied to all grants after 7 November 2002 that were unvested as at 1 January 2005.

The Group issues equity-settled share-based payments to certain employees. Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of share options granted is measured based on a stochastic option pricing model. This model takes into account the following variables: exercise price, share price at grant, expected term, expected volatility of share price, risk-free interest rate and expected dividend yield.

The Group also gives employees the opportunity to purchase shares in the Company by participating in a share purchase plan. The option price for the UK scheme is the market price on the day preceding the invitation date discounted by a maximum of 80%. The share options under this plan are also treated as equity-settled share-based payments and the fair value calculated using a stochastic model.

In May 2005, the Group issued the first grant under the Gyrus 2005 Long Term Incentive Plan. This is a discretionary plan which provides for the grant of conditional awards or nil cost options over 1p Ordinary Shares in the company. Awards normally vest following the third anniversary of grant once the performance conditions have been satisfied and provided that the participant is employed by the Group. The performance conditions are based on earnings per share growth. The fair value of grants under this scheme are determined as being the mid market quote on the day preceding grant which is charged to the income statement evenly over the three year vesting period.

Provisions

Provisions are recognised when the Group has a present obligation as a result of a past event which it is probable will result in an outflow of economic benefits that can be reasonably estimated.

(i) Restructuring

Provisions for restructuring costs are recognised when the Group has a detailed formal plan for the restructuring and it has been notified to affected parties. Future operating costs are not provided for.

Trade and Other Payables

Trade payables are stated at their nominal value.

Revenue

Product sales are recognised upon shipment of product.

Royalty revenue relating to licensed technology is recognised upon shipment of product or when advised by the other party to the royalty contract that the royalty is earned.

Revenue excludes VAT and similar taxes.

Other Income

Other income represents revenues derived from collaborative development agreements and is recognised in accordance with the contract agreed.

Cost of Sales

Cost of sales represents the material, labour and production overheads incurred in manufacturing the products sold or the purchase cost and directly attributable handling costs of products bought for re-sale.

Expenses

(i) Operating Lease Payments

Payments made under operating leases are recognised in the income statement on a straight-line basis over the life of the lease.

(ii) Finance Lease Payments

Minimum lease payments are apportioned on a sum of digits basis, between the finance element, which is charged to the income statement account, and the capital element, which reduces the outstanding obligations for future installments.

(iii) Net Financing Costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method, interest receivable on funds invested, foreign exchange gains and losses, and gains and losses on hedging instruments that are recognised in the income statement.

Interest income is recognised in the income statement as it accrues using the effective interest rate method.

The interest expense component of finance lease payments is recognised in the income statement using the effective interest rate method.

Income Tax

The charge for current tax is based on the results for the period as adjusted for items which are non-assessable or disallowed. It is calculated using rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill (or negative goodwill) or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction which affects neither the tax profit nor the accounting period.

Where the Group is able to control the distribution of reserves from subsidiaries, and there is no intention to distribute the reserves, deferred tax is not recognised for these temporary differences.

Deferred tax is calculated at the rates that are expected to apply when the asset or liability is settled.

Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority, and the Group intends to settle its current tax assets and liabilities on a net basis.

Information as to the calculation of income tax on the profit and loss for the interim periods presented is included in note 3.

1. Segment Reporting

Segment information is presented in the condensed consolidated interim financial statements in respect of the Group's business segments, which are the primary basis of segment reporting. The business segment reporting format reflects the Group's management and internal reporting structure.

Inter-segment pricing is determined on an arm's length basis.

Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

Business segments

The Group is comprised of the following main business segments:

ENT	Design, development, manufacture, marketing and sales of otology, sinus and rhinology and head and neck products.
Surgical	Design, development, manufacture, marketing and sales of gynaecology, urology and general surgery products.
Partnered Technologies	Out-licensing of the Group's proprietary technology in conjunction with a manufacturing contract for markets outside the Group's core sales and marketing competence.

For the six months ended 30 June 2005 (unaudited)

	ENT £000	Surgical £000	Partnered Technologies £000	Eliminations £000	Total £000
Revenue					
External sales	**20,190**	**17,378**	**9,703**	**–**	**47,271**
Inter-segment sales	**–**	**505**	**2,246**	**(2,751)**	**–**
	20,190	**17,883**	**11,949**	**(2,751)**	**47,271**
Segment result	**1,818**	**4,229**	**1,725**	**(582)**	**7,190**
Other income					**892**
Unallocated corporate expenses					**(3,080)**
Profit from operations					**5,002**
Finance costs					**(289)**
Profit before tax					**4,713**
Income tax expense					**(454)**
Profit for the period					**4,259**

For the six months ended 30 June 2004 (unaudited)

	ENT £000	Surgical £000	Partnered Technologies £000	Eliminations £000	Total £000
Revenue					
External sales	18,669	13,884	9,899	–	42,452
Inter-segment sales	–	850	1,020	(1,870)	–
	18,669	14,734	10,919	(1,870)	42,452
Segment result	2,269	2,853	1,990	46	7,158
Unallocated corporate expenses					(3,097)
Profit from operations					4,061
Finance costs					(505)
Profit before tax					3,556
Income tax expense					(1,203)
Profit for the period					2,353

2. Acquisition of Subsidiary

On 16 March 2005, the Group acquired 100% of the equity of Urology Solutions Pty Limited (renamed Gyrus Australasia Pty Limited), the exclusive distributor of Gyrus's surgical products in Australia and New Zealand for total consideration of £1,170,000 satisfied by cash and deferred consideration. In the three months to 30 June 2005 the subsidiary contributed profit of £112,000 to the consolidated profit for the interim period.

Effect of Acquisition

The acquisition had the following effect on the Group's assets and liabilities.

Acquiree's net assets at the acquisition date

	Recognised values £000	Fair value adjustments £000	Carrying amounts £000
Property, plant and equipment	34	–	34
Intangible assets	–	387	387
Inventories	318	18	336
Trade and other receivables	125	–	125
Cash and cash equivalents	32	–	32
Trade and other payables	(351)	–	(351)
Net identifiable assets and liabilities	158	405	563
Goodwill on acquisition			607
Total consideration			1,170
Satisfied by			
Cash			797
Deferred consideration			373
Total consideration			1,170
Cash consideration			797
Less: Cash acquired on acquisition			(32)
Net cash out flow arising on acquisition			765

The acquisition of the Australian distributor, Urology Solutions Pty Ltd (renamed Gyrus Australasia Pty Ltd), provides Gyrus with the opportunity to sell its range of ENT products through this distribution channel. Goodwill of £607,000 has arisen on this transaction as a result of the potential for generating additional sales.

On 12 May 2005, Gyrus Australasia Pty Ltd took over the distribution of ENT products in Australia from Global Scientific Pty Ltd and purchased business records and stock for cash consideration of £511,000.

	Recognised values £000	Fair value adjustments £000	Carrying amounts £000
Intangible assets	–	161	161
Inventories	346	(103)	243
Net identifiable assets and liabilities	346	58	404
Goodwill on acquisition			107
Total consideration satisfied by cash			511

The acquisition of business records and stock from Global Scientific Pty Ltd provides Gyrus with a further opportunity to sell its range of ENT products through established distribution channels. Goodwill of £107,000 has arisen on this transaction as a result of the potential for generating additional sales.

3. Income Tax Expense

Current tax for the interim period is the expected tax payable on the taxable income for the period, calculated at the standard rate of corporation tax in the relevant country applied to estimated taxable profits of the interim period. The Group has considerable tax losses still available for use against future profits earned in the US. The full value of these losses has not been recognised. The benefit of these losses will be reflected in future years' tax charges.

Current tax for the current and prior periods is classified as a current liability to the extent that it is unpaid.

	6 months 30 June 2005 (unaudited) £000	6 months 30 June 2004 (unaudited) £000
Current taxation		
– Domestic	**197**	–
– Foreign	**367**	266
	564	266
Deferred tax		
– Current year	**(110)**	937
Taxation attributable to the company and its subsidiaries	**454**	1,203

Deferred Taxation

	£000
Net deferred tax asset recognised at 30 June 2004	4,524
Charge to income for the period	(261)
Exchange differences	140
Net deferred tax asset recognised at 31 December 2004	4,403
Credit to income for the period	110
Exchange differences	130
Net deferred tax asset recognised at 30 June 2005	**4,643**

The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using the standard rate of corporation tax for the interim period presented.

The primary components of the Group's recognised deferred tax assets include temporary differences related to provisions and reserves, accrued interest payments on loans to US subsidiaries and tax loss carry forwards.

The primary components of the Group's deferred tax liabilities include temporary differences related to fixed assets and tax relief for goodwill obtained in relation to the acquisition of the assets of Smith & Nephew Inc.'s ENT Division ('ENT').

Deferred tax movements arise from the origination and reversal of temporary differences, the effects of changes in tax rates and the benefits of tax losses recognised. The overall movement in the period is a deferred tax credit, which relates to an increase in provisions, reserves and accrued interest arising on inter-company loans. However there is also an equally significant deferred tax charge in relation to the goodwill relief from the acquisition of the assets of ENT. As a result of translating the deferred tax associated with goodwill relief, a foreign exchange loss has been recognised through reserves.

3. Income Tax Expense continued

The quantum of US losses recognised has remained unchanged in local currency, however the sterling deferred tax asset has increased as a result of translation at the exchange rate prevailing at the period end. This foreign exchange difference has been recognised through reserves.

Reconciliation of Effective Tax Rate

The current tax expense for the six months for the period ended 30 June 2005 was £454,000, which gives rise to an effective income tax rate of 9.6% (30 June 2004: 33.8%), as compared to the standard UK corporation tax charge of 30%. Differences between the standard UK income tax rate used and the rate achieved include, but are not limited to, the effect of tax rates in foreign jurisdictions, non-deductible expenses and the effect of tax losses utilised.

4. Property, Plant and Equipment

Capital Commitments

During the six months ended 30 June 2005, the Group entered into a contract to purchase property, plant and equipment of £693,000 (six months ended 30 June 2004: £nil).

5. Capital and Reserves

Share Capital and Share Premium

The Group recorded the following amounts within shareholder's equity as a result of the issuance of ordinary shares.

For the six months ended 30 June

	Share capital		Share premium	
	2005 (unaudited) £000	2004 (unaudited) £000	**2005 (unaudited) £000**	2004 (unaudited) £000
Issuance of ordinary shares	**3**	2	**466**	157

Dividends

The directors do not propose the payment of a dividend (30 June 2004: £nil).

6. Earnings per Share

Basic Earnings per Share

The calculation of basic earnings per share for the six months ended 30 June 2005 was based on the profit attributable to ordinary shareholders of £4,259,000 (year ended 31 December 2004: £8,483,000 and six months ended 30 June 2004: £2,353,000) and a weighted average number of ordinary shares outstanding during the six months ended 30 June 2005 of 83,766,128 (year ended 31 December 2004: 83,426,097 and six months ended 30 June 2004: 83,352,353).

Diluted Earnings per Share

The calculation of diluted earnings per share for the six months ended 30 June 2005 was based on the profit attributable to ordinary shareholders of £4,259,000 (year ended 31 December 2004: £8,483,000 and six months ended 30 June 2004: £2,353,000) and a weighted average number of ordinary shares outstanding during the six months ended 30 June 2005 of 84,631,581 (year ended 31 December 2004: 83,809,138 and six months ended 30 June 2004: 83,675,226).

6. Earnings per Share continued

Earnings

	6 months 30 June 2005 (unaudited) £000	6 months 30 June 2004 (unaudited) £000	Year ended 31 December 2004 (audited) £000
Earnings for the purpose of basic and diluted earnings per share	**4,259**	2,353	8,483
	Number	Number	Number
Weighted average number of shares for purposes of calculating basic earnings per share	**83,766,128**	83,352,353	83,426,097
Effect of dilutive options	**865,453**	322,873	383,041
Weighted average number of shares for purposes of calculating diluted earnings per share	**84,631,581**	83,675,226	83,809,138
Basic earnings per share	**5.1p**	2.8p	10.2p
Diluted earnings per share	**5.0p**	2.8p	10.1p

In order to provide a trended measure of underlying performance, profit attributable to ordinary shareholders is adjusted to exclude items which management consider will distort comparability. Adjusted basic earnings per share has been calculated by dividing adjusted profit attributable to ordinary shareholders (see table below for adjustments made) of £4,149,000 (year ended 31 December 2004: £9,344,000 and six months ended 30 June 2004: £3,290,000) by the weighted average number of ordinary shares outstanding during the six months ended 30 June 2005 of 83,766,128 (year ended 31 December 2004: 83,426,097 and six months ended 30 June 2004: 83,352,353).

Earnings on which adjusted earnings per share is based:

	6 months 30 June 2005 (unaudited) £000	6 months 30 June 2004 (unaudited) £000	Year ended 31 December 2004 (audited) £000
Basic earnings for the period	**4,259**	2,353	8,483
Deferred taxation	**(110)**	937	861
Earnings for the period excluding deferred taxation	**4,149**	3,290	9,344
Adjusted basic earnings per share	**5.0p**	3.9p	11.2p

7. Interest-bearing Loans and Borrowings

As at 30 June 2005 the Group had a loan of £8,087,000 under a revolving credit facility of £15,000,000 which would have expired in December 2005 but has subsequently been replaced by a new facility (see note 10 Subsequent Event). Each advance drawn under the revolving loan is repaid on the last business day of each fixed term interest period (typically 3 to 6 months) but is automatically redrawn unless the Group gives notice to the contrary or an event of default or potential default has occurred. The interest rate for each advance drawn under the revolving facility is fixed on the date of the advance for the agreed interest period at LIBOR plus 1.25%. The loan is secured by a fixed and floating debenture on the assets of the Group.

7. Interest-bearing Loans and Borrowings continued

Repayments on the loan over the period from 1 January 2005 to 30 June 2005 were as follows:

	Sterling £000	Euro £000	US dollar £000	Total £000
Loan balance as at 1 January 2005 (audited)	1,500	3,964	3,464	8,928
Repayments	(500)	(415)	–	(915)
Foreign exchange movement	–	(172)	246	74
Loan balance as at 30 June 2005 (unaudited)	**1,000**	**3,377**	**3,710**	**8,087**

8. Employee Benefits

Pension Plans

The Group operates a defined contribution scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund. The pension charge represents contributions payable by the Group to the fund.

Share Based Payments

(a) Share Option Plans

At 30 June 2005 certain directors and employees had options to subscribe for ordinary shares of 1p each under the scheme described below.

Gyrus 1997 Approved Share Option Plan and Gyrus 1997 Unapproved Share Option Plan

Discretionary schemes under which UK directors and employees are granted options to purchase shares in the Company. The exercise price of the option is based on the market price on the day of grant for all grants before October 2003 and on the day preceding the grant for those issued thereafter. There is no discount. Options are capable of exercise after three years and within ten years of the date of grant. Those granted since November 2001 are subject to performance targets, except for those issued to all employees on a formula basis on achieving their six month anniversary with the Group. Performance conditions on these options are disclosed in the Remuneration Committee Report in the Annual Report and Accounts for the year ended 31 December 2004.

Gyrus PLC US Stock Option Plan

Discretionary scheme used to award share options to US employees. The option price is based on the market price on the day preceding grant and there is no discount. Options are generally exercisable after three years (but the plan does allow for variable vesting) and within ten years. Performance conditions are not normally imposed on US share options except for PLC Board directors.

Gyrus Group Qualifying Non-Employee Stock Option Plan

A plan approved by shareholders in 2002 to enable Gyrus to grant share options, within strict guidelines, to independent sales people, consultants and members of the scientific advisory panel. The option price is the market price on the day preceding grant and there is no discount. All grants to independent sales people have sales-related performance conditions. Options are exercisable after three years and within ten years.

8. Employee Benefits continued

Save As You Earn Scheme

A scheme under which UK employees can enter into savings contracts with a building society for a period of three or five years and use the proceeds of their savings account to purchase shares in the Company on the exercise of options. The option price is the market price on the day preceding the invitation date discounted by a maximum of 20%.

US Employee Stock Purchase Plan

A scheme under which US employees can participate in a 12 month purchase plan during which they can elect to have a percentage of their compensation withheld, subject to a maximum of 10% of gross basic salary, capped at a maximum contribution of US$375 per month. After the end of the 12 month offering period the contributions are used to purchase ordinary shares in the Company at the lower of the market price at the opening of the offering period or the closing of the offering period, discounted by 15%.

Share option grants issued prior to 7 November 2002 have not been subject to the measurement principles in IFRS 2 in accordance with the transitional provisions in IFRS 1 and IFRS 2.

There have been no new issues of share options in the six month period to 30 June 2005.

Fair Value of Share Options and Assumptions

The fair value of services received in return for share options granted to employees is measured by reference to the fair value of share options granted. The estimate of the fair value of share options granted is measured based on a stochastic option pricing model. This model takes into account the following variables: exercise price, share price at grant, expected term, expected volatility of share price, risk-free interest rate and expected dividend yield.

For share option grants between 26 March 2003 and 25 October 2004 under the 1997 approved and unapproved schemes, US stock option plan and the UK Save As You Earn scheme the following assumptions have been made.

	2005	2004
Share price	**169.5p to 240.0p**	169.5p to 240.0p
Exercise price	**169.5p to 240.0p**	169.5p to 240.0p
Volatility	**29.2% to 31.4%**	29.2% to 31.4%
Dividend yield	**Nil**	Nil
Risk free rate (based on UK Gilts)	**4.2% to 5.0%**	4.2% to 5.0%
Number of years until vesting	**3 to 5 years**	3 to 5 years

The expected volatility is based on historic share price movements over a period immediately prior to the date of grant. For Save As You Earn options volatility has been calculated over 3.25 years and 5.25 years for three and five year options respectively and for all other share option schemes volatility has been calculated over a six year period.

Market based performance conditions, including TSR, are incorporated into the fair value calculation. No subsequent adjustments are possible in relation to this condition.

8. Employee Benefits continued

For the approved and unapproved 1997 plans that are subject to Total Shareholder Return (TSR) conditions, the Group's TSR performance was modelled against the constituents of the comparator group over a significant number of simulations. From this, the extent to which an award is expected to vest is then calculated and the gain derived. Fair value is then calculated as the average of the gains, discounted back to a present value using a risk-free rate of return.

The charge to income statement is based on the fair value of share options granted adjusted for the number of awards expected to vest.

(b) Long Term Incentive Plan

Gyrus 2005 Long Term Incentive Plan (LTIP)

A discretionary plan which provides for the grant of either conditional awards of 1p Ordinary Shares or nil cost options over 1p Ordinary Shares in the Company. Awards normally vest following the third anniversary of grant once the performance conditions have been satisfied and provided the participant is still employed by the Group.

On 1 June 2005 conditional awards were granted to senior employees totalling 246,580 shares. The vesting of the awards is based on the growth in the Company's Earnings Per Share (EPS) from a 2004 base as follows:

Average annual adjusted EPS growth over three financial years	Proportion of award vesting
8% (i.e. 24% over 3 years)	25%
18% (i.e. 54% over 3 years)	100%
8% to 18%	Between 25% and 100% on a pro rata basis

The fair value of each share has been determined as being the closing mid market price on the day preceding grant. The fair value of the number of shares expected to vest is charged to the income statement over the three year vesting period.

9. Financial Instruments

Hedging Fluctuations in Foreign Currency

From time to time the Group enters into forward foreign exchange contracts to reduce the currency exposures that arise on sales denominated in foreign currencies. The Group hedges between 80% and 100% of the UK manufacturing company's forecast US$ sales up to three months out, 50% to 80% up to six months out and between 25% and 50% up to 12 months out. The forward foreign exchange contracts have maturities of less than one year after the balance sheet date.

In December 2004, the Group entered into an enhanced forward window transaction agreement. The exchange rate for the agreement is dependent upon the prevailing spot rate three working days prior to the Settlement Date. If the spot rate is greater than 1.96 then the Group has the option to to convert US dollars to sterling at 1.96. If the spot rate is between 1.7790 and 1.9559 then the Group has the option to convert US dollars to sterling at spot. If the spot rate is less than 1.7790 then the Group has the obligation to convert US dollars to sterling at 1.8993. As at 30 June 2005 the Group had amounts outstanding under this contract totalling US$6,564,000. The contract terminates on 30 December 2005.

9. Financial Instruments continued

Estimation of Fair Values

The fair value of forward foreign exchange contracts has been determined by calculating the cost of settling the contracts at 30 June 2005. The fair value of forward foreign exchange contracts at 30 June 2005 is a loss of £83,000 (six months ended 30 June 2004: a gain of £84,000 and year ended 31 December 2004: a gain of £152,000). The fair value of the enhanced forward window transaction agreement has been determined using a mark to market valuation and the fair value of this contract at 30 June 2005 is a loss of £139,000 (six months ended 30 June 2004: £nil and year ended 31 December 2004: a loss of £37,000).

10. Subsequent Event

On 16 June 2005 Gyrus Group PLC announced that it had agreed to acquire American Cytoscope Makers Inc ('ACMI'). The acquisition was completed on 21 July 2005. ACMI designs, manufactures, markets and services surgical systems to be used by surgeons and physicians primarily for diagnosis and minimally invasive surgery in the field of Urology and Gynaecology. ACMI was acquired for a consideration of US$332 million plus the assumption of debt and other obligations subsequently repaid by the company of US$165 million resulting in a total consideration of US$497 million. The consideration was satisfied by the issue of 61,250,025 placing shares at 250p per placing share and new banking facilities. The entire proceeds of the allotment of the placing shares (which were issued in consideration for the outstanding shares of common stock of ACMI) were paid to the Sellers. New banking facilities of US$280 million include a five year fixed term loan of US$250 million and a US$30 million revolving facility secured by a fixed and floating debenture over the assets of the Group. The new bank facility attracts interest at US LIBOR plus a margin of 1.75%.

As this transaction did not complete until 21 July 2005 the acquisition has been treated as a post balance sheet event.

11. Explanation of Transition to IFRS

As stated in note 1, these are the Group's first condensed consolidated interim financial statements for part of the period covered by the first IFRS annual consolidated financial statements prepared in accordance with IFRS.

The accounting policies in note 1 have been applied in preparing the condensed consolidated interim financial information for the six months ended 30 June 2005, the comparative information for the six months ended 30 June 2004, for the year ended 31 December 2004 and the preparation of an opening IFRS balance sheet at 1 January 2004 (the Group's date of transition).

In preparing its opening IFRS balance sheet, comparative information for the six months ended 30 June 2004 and for the year ended 31 December 2004, the Group has adjusted amounts reported previously in financial statements prepared in accordance with previous GAAP.

An explanation of how the transition from previous GAAP to IFRS has affected the Group's financial position and financial performance is set out in the following tables and the notes that accompany the tables.

As reported in the 2004 Annual Report and Accounts, the goodwill arising on consolidation of foreign subsidiaries held in sterling was restated to local currency and retranslated to closing rate in accordance with UK GAAP FRS 23. The effect of this adjustment on the UK GAAP comparatives for 30 June 2004 was to reduce net assets by £22,007,000 and increase profit after tax by £663,000.

11. Explanation of Transition to IFRS continued

	Note	1 January 2004 UK GAAP (unaudited) £000	Effect of transition to IFRS £000	IFRS (unaudited) £000
Assets				
Property, plant & equipment		12,097	–	12,097
Goodwill	2,5	96,680	(37)	96,643
Other intangible assets	3	870	–	870
Deferred tax asset	4,6	–	5,452	5,452
Total non-current assets		109,647	5,415	115,062
Inventories		16,814	–	16,814
Trade receivables		12,061	–	12,061
Deferred tax asset	6	6,160	(6,160)	–
Other current assets		2,182	–	2,182
Cash and cash equivalents		5,392	–	5,392
Total current assets		42,609	(6,160)	36,449
Total assets		152,256	(745)	151,511
Equity				
Share capital		(2,156)	–	(2,156)
Share premium		(151,971)	–	(151,971)
Merger reserve		(3,860)	–	(3,860)
Other reserves		–	708	708
Retained earnings		36,400	–	36,400
Total equity		(121,587)	708	(120,879)
Liabilities				
Bank loan		(18,888)	–	(18,888)
Obligations under finance leases and hire purchase contracts		(201)	–	(201)
Other creditors		(359)	17	(342)
Total non-current liabilities		(19,448)	17	(19,431)
Trade and other payables		(3,175)	–	(3,175)
Current tax payable		(850)	–	(850)
Obligations under finance leases and hire purchase contracts		(107)	–	(107)
Bank overdrafts and loans due within one year		(1,667)	–	(1,667)
Other creditors	5	(264)	20	(244)
Accruals and deferred income		(5,158)	–	(5,158)
Total current liabilities		(11,221)	20	(11,201)
Total liabilities		(30,669)	37	(30,632)
Total equity and liabilities		(152,256)	745	(151,511)

30 June 2004			31 December 2004			30 June 2005		
UK GAAP (unaudited) £000	Effect of transition to IFRS £000	IFRS (unaudited) £000	UK GAAP (audited) £000	Effect of transition to IFRS £000	IFRS (audited) £000	UK GAAP (unaudited) £000	Effect of transition to IFRS £000	IFRS (unaudited) £000
11,462	–	11,462	10,396	–	10,396	11,003	–	11,003
92,438	2,743	95,181	85,241	5,468	90,709	87,876	8,278	96,154
793	40	833	124	141	265	639	116	755
–	4,524	4,524	–	4,403	4,403	–	4,643	4,643
104,693	7,307	112,000	95,761	10,012	105,773	99,518	13,037	112,555
16,754	–	16,754	13,434	–	13,434	16,217	–	16,217
12,046	–	12,046	13,834	–	13,834	16,620	–	16,620
5,780	(5,780)	–	6,082	(6,082)	–	6,815	(6,815)	–
1,920	–	1,920	2,480	–	2,480	3,920	–	3,920
7,050	–	7,050	7,263	–	7,263	7,524	–	7,524
43,550	(5,780)	37,770	43,093	(6,082)	37,011	51,096	(6,815)	44,281
148,243	1,527	149,770	138,854	3,930	142,784	150,614	6,222	156,836
(2,158)	–	(2,158)	(2,160)	–	(2,160)	(2,163)	–	(2,163)
(152,128)	–	(152,128)	(152,447)	–	(152,447)	(152,913)	–	(152,913)
(3,860)	–	(3,860)	(3,860)	–	(3,860)	(3,860)	–	(3,860)
–	2,449	2,449	–	9,221	9,221	–	2,029	2,029
37,906	(3,998)	33,908	40,749	(13,156)	27,593	31,105	(8,052)	23,053
(120,240)	(1,549)	(121,789)	(117,718)	(3,935)	(121,653)	(127,831)	(6,023)	(133,854)
(14,924)	–	(14,924)	–	–	–	–	–	–
(165)	–	(165)	(126)	–	(126)	(215)	–	(215)
–	–	–	(8)	–	(8)	–	–	–
(15,089)	–	(15,089)	(134)	–	(134)	(215)	–	(215)
(3,700)	–	(3,700)	(2,285)	–	(2,285)	(2,916)	(222)	(3,138)
(273)	–	(273)	(593)	–	(593)	(527)	–	(527)
(81)	–	(81)	(58)	–	(58)	(134)	–	(134)
–	–	–	(8,928)	–	(8,928)	(8,087)	–	(8,087)
(2,218)	22	(2,196)	(1,624)	5	(1,619)	(2,884)	23	(2,861)
(6,642)	–	(6,642)	(7,514)	–	(7,514)	(8,020)	–	(8,020)
(12,914)	22	(12,892)	(21,002)	5	(20,997)	(22,568)	(199)	(22,767)
(28,003)	22	(27,981)	(21,136)	5	(21,131)	(22,783)	(199)	(22,982)
(148,243)	(1,527)	(149,770)	(138,854)	(3,930)	(142,784)	(150,614)	(6,222)	(156,836)

Notes to the Condensed Interim Financial Statements continued

For the six months ended 30 June 2005

11. Explanation of Transition to IFRS continued

		For 6 months ended 30 June 2004			For year ended 31 December 2004			For 6 months ended 30 June 2005		
	Note	UK GAAP (unaudited) £000	Effect of transition to IFRS £000	IFRS (unaudited) £000	UK GAAP (audited) £000	Effect of transition to IFRS £000	IFRS (audited) £000	**UK GAAP (unaudited) £000**	**Effect of transition to IFRS £000**	**IFRS (unaudited) £000**
Revenue		42,452	–	42,452	86,930	–	86,930	**47,271**	–	**47,271**
Cost of sales	1	(16,930)	(8)	(16,938)	(35,551)	(19)	(35,570)	**(18,299)**	**(18)**	**(18,317)**
Gross profit		25,522	(8)	25,514	51,379	(19)	51,360	**28,972**	**(18)**	**28,954**
Other operating income		–	–	–	641	–	641	**892**	–	**892**
Selling and distribution expenses	1	(11,801)	(27)	(11,828)	(23,089)	(69)	(23,158)	**(13,265)**	**(70)**	**(13,335)**
Research and development expenses	1,3	(3,877)	35	(3,842)	(7,262)	123	(7,139)	**(5,035)**	**(36)**	**(5,071)**
General and administrative expenses	1	(5,684)	(99)	(5,783)	(10,622)	(245)	(10,867)	**(6,266)**	**(172)**	**(6,438)**
Goodwill amortisation	2	(2,761)	2,761	–	(5,505)	5,505	–	**(2,664)**	**2,664**	–
Net operating profit		1,399	2,662	4,061	5,542	5,295	10,837	**2,634**	**2,368**	**5,002**
Profit on sale of land	7	–	–	–	373	(373)	–	–	–	–
Loss for the period from terminated operations	7	–	–	–	(400)	400	–	–	–	–
		1,399	2,662	4,061	5,515	5,322	10,837	**2,634**	**2,368**	**5,002**
Financial income		74	–	74	170	–	170	**80**	–	**80**
Financial expense		(579)	–	(579)	(988)	(32)	(1,020)	**(369)**	–	**(369)**
Profit before tax		894	2,662	3,556	4,697	5,290	9,987	**2,345**	**2,368**	**4,713**
Income tax expense	4	(646)	(557)	(1,203)	(485)	(1,019)	(1,504)	**(85)**	**(369)**	**(454)**
Profit for the period		248	2,105	2,353	4,212	4,271	8,483	**2,260**	**1,999**	**4,259**
Earnings per ordinary share										
Basic		0.3p	2.5p	2.8p	5.0p	5.1p	10.2p	**2.7p**	**2.4p**	**5.1p**
Diluted		0.3p	2.5p	2.8p	5.0p	5.1p	10.1p	**2.7p**	**2.4p**	**5.1p**
Adjusted basic		4.1p	(0.1)p	4.0p	11.5p	(0.3)p	11.2p	**5.9p**	**(0.9)p**	**5.0p**

11. Explanation of Transition to IFRS continued

(1) Charge for Share Based Payments

Under IFRS 2 a charge must be recognised for any share based payments including awards under the Group's share option plans and under the Save As You Earn Scheme and the US Employee Purchase Plan. The cost of the option is based on the fair value of the option at the date of grant and is charged to the income statement account over the vesting period. A charge has been recognised for all awards granted since 7 November 2002 and not vested by 30 June 2005. It is charged to the same income statement account expense category as the costs of the employee to whom the share award has been made. An equivalent amount is credited to the profit and loss reserve in the balance sheet.

(2) Goodwill

The Group's policy under UK GAAP regarding the amortisation of goodwill was to amortise the goodwill over 20 years. Under IFRS 3, there is no amortisation of goodwill so this adjustment removes the goodwill amortisation charge under UK GAAP. An annual impairment review is performed under IFRS and any reduction in the carrying value is to be written down through the income statement. The impairment review at 31 December 2004 confirmed that there had been no impairment of goodwill.

(3) Capitalised Development Expenditure

Under UK GAAP all research and development expenditure was charged to the profit and loss account as incurred. Under IAS 38 development expenditure which meets certain specified criteria is required to be capitalised and amortised over its useful life. For the period to 30 June 2005 no new development expenditure has been capitalised (Year ended 31 December 2004: £141,000 and period ended 30 June 2004: £40,000). Development expenditure capitalised since 1 January 2004 has been amortised over a period of five years. This policy has not been applied retrospectively due to the non-availability of relevant information.

(4) Recognition of deferred tax liability where goodwill amortisation is eligible for a tax deduction

A deferred tax liability is recognised on goodwill which is eligible for a tax deduction in the US but for which, under IFRS, there is no amortisation charge in the income statement.

(5) Deferred consideration

Adjustment for interest on deferred consideration required under IFRS 3.

(6) Reclassification of deferred tax asset as a non-current asset

Deferred tax is shown in the balance sheet as a non-current asset under IFRS, rather than as a current asset as under UK GAAP.

11. Explanation of Transition to IFRS continued

(7) Treatment of Exceptional Items

The audited profit and loss account for the year ended 31 December 2004 includes an exceptional item of £27,000. Under IFRS, there is no concept of 'exceptional' items. Material non-recurring items, for example, those of a type that under UK GAAP would be exceptional items, may not be aggregated but may be disclosed separately below operating profit. There are no such items for the six month period to 30 June 2005.

(8) Tax Effect

Many of the above adjustments require an adjustment to the tax charge. The aggregate adjustment represents additional deferred tax provided and does not involve an additional liability to be paid in cash.

Gyrus Group PLC has taken advantage of the following exemptions:

1. Under IFRS 3, Business Combinations, no restatement of business combinations prior to adopting IFRS.
2. Under IAS 21, The effects of changes in foreign exchange rates, no prior adjustment for cumulative translation differences that existed at the date of transition to IFRS.
3. Under IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, no restatement of comparatives for 2004 so the information is disclosed in line with UK GAAP.

Independent Review Report by KPMG Audit Plc to Gyrus Group PLC

Introduction

We have been engaged by the Company to review the financial information set out on pages 6 to 30 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with the terms of our engagement to assist the Company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the Company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company for our review work, for this report, or for the conclusions we have reached.

Directors' Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

The accounting policies that have been adopted in preparing the financial information are consistent with those that the directors currently intend to use in the next annual financial statements. There is, however, the possibility that the directors may determine that some changes to these policies are necessary when preparing the full annual financial statements for the first time in accordance with those International Financial Reporting Standards adopted for use by the European Union. This is because, as disclosed in Significant Accounting Policies: Basis of Preparation, the directors have anticipated that certain standards, which have yet to be formally adopted for use in the European Union, will be so adopted in time to be applicable to the next annual financial statements.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

KPMG Audit Plc
Chartered Accountants
7 September 2005

Trademarks

'Gyrus', 'Plasmacision' and 'PK' are registered trademarks, and 'PlasmaKnife' and 'PlasmaSpatula' are trademarks of Gyrus Group PLC or its subsidiary companies.



Gyrus Group PLC

Fortran Road
St Mellons
Cardiff
CF3 0LT
Tel +44 (0)29 2077 6300
Fax +44 (0)29 2077 6301

www.gyrusplc.com

Designed and produced by Carnegie Orr +44 (0)20 7610 6140
www.carnegieorr.com

Gyrus Group PLC
Annual Report and Accounts 2004

The Energy to Change Surgery
The Power to Change Lives

Vision

Our vision is to become a world leader in the medical device field by providing innovative, procedure-enabling products that minimise discomfort and improve the quality of life for patients.

Contents

01 2004 Highlights
02 Group at a Glance
04 Chairman's Statement
07 Creating a High Performance Culture
08 Business Review – ENT Division
10 Business Review – Surgical Division
12 Business Review – Partnered Technologies
14 Financial Review
16 Corporate and Social Responsibility
18 Board of Directors
20 Directors' Report
25 Statement of Directors' Responsibilities
26 Directors' Remuneration Report
31 Independent Auditors' Report to the Members of Gyrus Group PLC
32 Consolidated Profit and Loss Account
33 Consolidated Statement of Total Recognised Gains and Losses
33 Balance Sheets
34 Consolidated Cash Flow Statement
34 Reconciliation of Net Cash Flow to Movement in Net Debt
35 Notes to the Financial Statements
56 Unaudited: Guidance on the Effect of International Financial Reporting Standards on Gyrus Group PLC
59 Advisers
60 Trademarks

Creating Value by Investing in Technology

Our technology allows surgeons to operate using less traumatic procedures.

Leaders in Tissue Management



Cut
PK Zip Needle – an instrument for cutting tissue precisely.



Seal
PK System Seal (open forceps) – an instrument for sealing blood vessels up to 7mm diameter.



Debride
The Diego Microdebrider – an instrument for removing tissue within the nasal passages and sinus region.



Seal and Cut
PK Cutting Forceps – an instrument for sealing and then mechanically cutting vessels and surrounding tissue.



Vaporise
One of a range of arthroscopy instruments, designed and manufactured for DePuy Mitek, which vaporise and remove tissue from shoulder and knee joints.



Create Lesion
TCRF Probe – a temperature controlled radio frequency instrument to remove tissue by creating a lesion in the submucosal area of the palate or base of tongue.



Cut and Seal Simultaneously
The PlasmaKnife – a PlasmaCision-derived instrument that cuts and seals tissue at the same time when removing tonsils.

2004 Highlights

Financial Highlights

> Group revenues up 11% (22% on a constant exchange rate basis) to £86.9 million (2003: £78.1 million)

> Profit before tax and goodwill amortisation (PBTA) up 26% to £10.2 million (2003: £8.1 million), despite weakness of US dollar

> Reported operating profit (after goodwill amortisation) up 57% to £5.5 million (2003: £3.5 million)

> Adjusted EPS* rises 20% to 11.5p (2003: 9.6p)

> Strong cash generation reduced net debt by 88% to £1.8 million (2003: £15.5 million).

Operating Highlights

> Surgical Division sales up 24% in local currency, driven by growth in Open Forceps and SuperPulse

> Continued strong growth in Partnered Technologies – sales up 22% in local currency

> ENT Division increased sales by 19% in local currency

> Installed base of generators in US ENT and Surgical markets rises by 27% to 4,681 units (2003: 3,686) with 36% increase in sales of associated disposable instruments to $37.9 million (2003: $27.9 million)

> R&D drives significant new product launches for Q1 2005.

* Before goodwill amortisation, deferred tax and exceptional items.

Revenue

£86.9m

2003: £78.1 million (+11%)

Revenue £'000
12 months to 31 December

Year	£'000
04	86,930
03	78,132
02	75,008
01	50,338
00	26,691

Profit Before Tax and Goodwill Amortisation

£10.2m

2003: £8.1 million (+26%)

Profit Before Tax and Goodwill Amortisation £'000
12 months to 31 December

Year	£'000
04	10,202
03	8,095
02	6,767
01	965
00	(2,057)

Adjusted Earnings Per Share*

11.5p

2003: 9.6p (+20%)

Adjusted Earnings Per Share p*
12 months to 31 December

Year	p
04	11.5
03	9.6
02	7.7
01	3.1
00	(5.5)

* Before goodwill amortisation, deferred tax and exceptional items.

Gyrus comprises a growing portfolio of surgical instruments and devices for significant surgical markets.

Gyrus's core focus is on improving the efficiency of tissue management tools for keyhole surgery, both as principal in the ENT, Gynaecology, Urology and General Surgery markets, and in conjunction with partners in other surgical areas.



Procedural Focus
As Principal
In Conjunction with Partners
Ear Nose and Throat (ENT)
Cosmetic
Cardiovascular
Gastrointestinal
Surgical-Gynaecology
Hysteroscopy
Surgical-Urology
Arthroscopy
Revenue £67.2 million
% of total revenue 77%
Revenue £19.7 million
% of total revenue 23%

Business Structure


Gyrus Group PLC
Operating Board
ENT Division
Surgical Division
Partnered Technologies
Otology
Sinus & Rhinology
Head & Neck
Gynaecology
Urology
General Surgery
Cosmetic
Cardiovascular
Gastrointestinal
Hysteroscopy
Arthroscopy

US = North American Free Trade Area (NAFTA)
Int = World ex NAFTA

Overview

The ENT Division is based in Memphis, USA and comprises three businesses, each focused on a component of the ENT market. During 2004 the ENT Division increased its reported revenues in sterling by over 9% to £38.4 million (2003: £35.1 million).

Divisions

ENT

Analysis of ENT Division Revenues

			2003	2004	Growth (%)
Otology	US	$m	23.3	**23.6**	1%
	Int	£m	3.0	**4.9**	63%
Sinus & Rhinology	US	$m	12.6	**15.2**	21%
	Int	£m	1.7	**1.5**	(12)%
Head & Neck	US	$m	9.8	**10.4**	6%
	Int	£m	2.4	**5.1**	113%
ENT Total	US	$m	45.7	**49.2**	8%
	Int	£m	7.1	**11.5**	62%
Total Division		£m	35.1	38.4	9%

The Surgical Division is based in Minneapolis, USA and comprises three businesses, each focused on a component of the surgical market. During 2004 the Surgical Division increased its reported revenues in sterling by 14% to £28.8 million (2003: £25.3 million).

Surgical

Analysis of Surgical Division Revenues

			2003	2004	Growth (%)
Gynaecology	US	$m	26.2	**32.6**	24%
	Int	£m	2.1	**3.1**	48%
Urology	US	$m	2.8	**6.2**	121%
	Int	£m	1.4	**2.2**	57%
General Surgery	US	$m	2.0	**2.1**	5%
	Int	£m	2.8	**1.1**	(61)%*
Surgical Total	US	$m	31.0	**40.9**	32%
	Int	£m	6.3	**6.4**	2%
Total Division		£m	25.3	**28.8**	14%

* see page 10

The Partnered Technologies Division has operations in Cardiff, UK and Minneapolis, USA. It exploits the Group's technologies in areas outside our core focus by developing out-licensing and manufacturing products on behalf of partners. During 2004 the Partnered Technologies Division increased its revenue by 11% to £19.7 million (2003: £17.7 million).

Partnered Technologies

Analysis of Surgical Division Revenues

		2003	2004	Growth (%)
US dollar denominated	$m	21.5	**27.7**	29%
Other currencies	£m	4.5	**4.6**	2%
Total division	£m	17.7	**19.7**	11%

		2003	2004	Growth (%)
Total Revenue	£m	78.1	**86.9**	11%

Chairman's Statement

Overview
2004 was a year of strong performance across the Group, which was reflected in a significant rise in revenue and profitability. Our three Business Divisions all made substantial progress and we are well set for some important new product launches in 2005.

For the second year running Gyrus had to contend with significant depreciation in the US dollar, our principal operating currency. Despite this we were able to grow reported revenues by 11% to £86.9 million (2003: £78.1 million). This represented underlying revenue growth of 22% in local currency terms, significantly ahead of our targeted average high teens growth.

The Group's Profit Before Tax and Amortisation of goodwill ('PBTA') increased by over 26% to £10.2 million (2003: £8.1 million). Reported Operating Profit (after goodwill amortisation) grew by 57% to £5.5 million (2003: £3.5 million). We continued to meet our goal of increasing profits at a rate faster than our revenue growth alongside a maintained focus on working capital efficiencies and cash generation. This resulted in a substantial reduction in net debt during 2004.

At the year end net debt stood at approximately £1.8 million (2003: £15.5 million).

Our adjusted Earnings Per Share (excluding goodwill amortisation, deferred taxation and exceptional items) rose 20% to 11.5p (2003: 9.6p).

Business Review
In 2004 we enjoyed strong performances from our Surgical and Partnered Technologies Divisions and the ENT Division finished strongly in the last quarter to end the year well.

Across the three Business Divisions, the new products launched in 2003 performed well, gaining significant momentum in the markets they serve. In the Surgical Division our SuperPulse Urology workstation has resulted in a significant growth in sales of instruments for performing Trans Urethral Resection of the Prostate ('TURP') procedures, with an increasing number of surgeons performing the operation on a day-case basis. Also in the Surgical Division, the PK System Seal (open forceps) grew strongly across the individual business segments of Gynaecology, Urology and General Surgery.

Gyrus has a well established platform to deliver exceptional growth through its commitment to innovative products that advance tissue management.



In the ENT Division the sales of the Diego Powered Dissector strengthened the Sinus & Rhinology segment, and the Fasterplasty system contributed to a modest, but important, increase in Head & Neck sector revenues in the US market. This contrasted positively with the 20% loss of revenue that we experienced in 2003 as a result of the late 2002 withdrawal of reimbursement in that segment of the market.

In the Partnered Technologies Division, the new Low Profile Suction and Large Diameter Suction (LPS and LDS) electrodes for our arthroscopy partner, DePuy Mitek, contributed to a strong performance in that sector.

Sales and Marketing
Gyrus continues to focus on the surgeon and the operating room environment and is creating a global sales and marketing structure to promote and deliver our innovative products to this market. During the year, we continued to invest in and develop our sales and marketing capabilities. In the US, which represents the majority of the Group's sales, we have built a sales force by identifying and supporting independent individuals, who fit the Gyrus profile rather than distributor groups. As our business has progressed we have gradually increased the number of dedicated full time Gyrus sales representatives, who remain commission based but sell exclusively Gyrus products. By the year end 46% of the full line ENT sales force and 11% of the Surgical sales force were dedicated representatives. At the same time we have increased our investment in the formal training of our sales people and have improved the focus and training of our field management team.

Internationally, we have commenced direct sales in Benelux, through Gyrus Medical B.V., formerly known as Entermed B.V., which we acquired in 2003, and we intend to open up direct sales and marketing positions in certain target countries over the next few years.

Research & Development (R&D)
R&D remains an important driver of our business and we continue to invest substantially in creating future growth opportunities for the Group.
In 2004 the Group increased its R&D spend 12% to £7.3 million (2003: £6.5 million, representing 8.4% of sales (2003: 8.3%). This expenditure produced innovative products for launch by the individual businesses such as the PK Diego for Sinus & Rhinology. However, substantial investment has been made into an important evolutionary development of our proprietary PK Technology which is known as 'PlasmaCision'. This is a step forward for our technology platform and I am confident that, over the next few years, we will see it as core technology for many new PK products within the Gyrus portfolio. The unique feature of PlasmaCision is that it successfully cuts and seals tissue at the same time. This capability will allow us to develop instruments that have utility across the spectrum of laparoscopic and open surgical procedures. During March 2005 we will launch the first PlasmaCision-derived instrument, the 'Tonsil PlasmaKnife' into the Head & Neck market and, shortly thereafter, the 'PlasmaSpatula' into the laparoscopic Gynaecology sector. In the longer term we believe that this technology will have great utility in General Surgery; the market with the largest potential, in which we operate.

At the end of 2004 we announced the formation of Rhytec Limited, in which the Group has a minority 19.7% equity stake, which raised

Operating Board pictured left to right:
Roy Davis
Chief Operating Officer
Brian Steer
Executive Chairman
Simon Shaw
Chief Financial Officer
Jerry Dowdy
President ENT Division
Thomas Murphy
President Surgical Division
David Ball
President Gyrus International
Michael Geraghty
President Gyrus North American Sales
Colin Goble
Technical Director



private equity capital to pursue the acquisition, development and commercialisation of Gyrus's Plasma Skin Resurfacing (PSR) technology in the cosmetic and dermatological surgery market. Gyrus assigned its PSR technology rights to Rhytec in consideration for a small initial payment and royalties on future sales of PSR products. Over the next few years Rhytec and Gyrus's Partnered Technologies Division will work closely on the development and supply of products into this sector.

Management
During the last 18 months we have restructured both Board and operational management in order to deliver the future growth of the business. At Group level, the Operating Board now comprises the Executive Chairman and the Chief Operating and Financial Officers, who are Head Office-based, together with the heads of the Surgical and ENT Divisions and the US and International sales organisations respectively. This Group is responsible for the creation and implementation of the Group's strategy. The Gyrus Group Board, which comprises predominantly non-executive directors, is responsible for approving strategy and the governance of the business.

In August 2004, Mark Goble became a non-executive director of Gyrus Group in advance of the creation of Rhytec Limited. He continues to provide the Group with advice on clinical development strategy, under a consultancy agreement. In his place the Board has invited Roy Davis, Chief Operating Officer, to become an executive director of Gyrus commencing on 1 April 2005.

The Board has invited me to extend my tenure as Executive Chairman by approximately two years to the AGM in 2007. This is designed to ensure management stability during a period of important growth for the Group, whilst allowing the Nomination Committee and the Board to undertake an orderly plan for my succession. A resolution to approve this contract extension will be considered at the forthcoming Annual General Meeting on 25 April 2005.

The Group's performance in 2004 is a testament to the quality and skill of Gyrus's staff around the world; I thank them for their enthusiasm and commitment.

Outlook
2005 has started well and we continue to trade in line with our expectations. Over the next 12 to 18 months we look forward to the launch of our PlasmaCision derived products into both the ENT and Surgical Divisions and the continuing growth of our core products. We remain on track with our three year plan to raise operating profitability to world class standards and we continue to expand our product portfolio and our international position through a focused strategy which includes acquisition.

I look forward to bringing further news of Gyrus's continued strong development during 2005.

Brian Steer
Executive Chairman

Operating Board

Brian Steer
Executive Chairman
See Directors on pages 18 and 19.

Simon Shaw
Chief Financial Officer
See Directors on pages 18 and 19.

Roy Davis
Chief Operating Officer
See Directors on pages 18 and 19.

Jerry Dowdy
President ENT Division
He was appointed President of Smith & Nephew ENT in November 1997 and retained the position following the acquisition by Gyrus in 2001. Prior to that he had over 23 years of service with Smith & Nephew in senior management positions with a strong background in operational and financial management. He holds a Bachelor of Business Administration from Memphis State University. Age 59.

Thomas Murphy
President Surgical Division
He was CFO of Everest Medical Inc from 1994 to 2000. After the acquisition by Gyrus, he spent three years as Finance Director of Gyrus Group PLC, before returning to Minneapolis to take up the Presidency of the Surgical Division in January 2004. He holds an accounting degree and a MBA. Age 45.

David Ball
President Gyrus International
He trained as an intensive care and theatre nurse before commencing a corporate career at Baxter Laboratories in 1974 as a sales representative. In 1989 he joined Bristol Myers Squibb as General Manager UK for the Instrument Division and in 1996 he founded SkyMed Ltd, an independent distributor of surgical and laparoscopy products. Gyrus Group PLC acquired the company in October 2000 to form Gyrus International Ltd, responsible for sales of all the Group's products outside the NAFTA territory. Age 55.

Michael Geraghty
President Gyrus North American Sales
He has over 20 years of medical device sales management experience. He was Vice President of Sales for Everest Medical Inc from 1997 until the acquisition by Gyrus in 2000, at which time he became Senior Vice President for Gyrus Medical Inc. In October 2003, following the consolidation of the Group's US sales forces into one management unit, he was appointed President of Gyrus North American Sales – the Group's US sales organisation. Age 57.

Colin Goble
Group Technical Director
An expert in analogue electronics. As a founder of Gyrus, he was responsible for the development of the Group's PlasmaKinetic technology platform. Having stepped down from the Board of Gyrus Group in May 2003, he is now focused on research for the Group's next generation of innovative technologies. Age 47.

Creating a High Performance Culture

As part of our efforts to increase profitability Gyrus is committed to creating a high performance organisation and has embarked on a three year programme to improve operating margin and create a sustainable continuous improvement culture in its three main plants (Minneapolis, Memphis and Cardiff).

After our first year of the programme the Group's operating margin (excluding goodwill amortisation) had improved to 12.7% from 12.1% in the previous year.

Gyrus's approach to developing a high performance culture is to:
> Implement a 'Lean Initiative' across the Group
> Create best practice global 'networks' of key functions
> Train and develop individuals' skills.

The Lean Initiative
Gyrus has introduced a 'Lean Manufacturing' initiative as part of this programme. Lean, at its simplest, is the elimination of waste across the business. Implementation has been on a phased basis with our Minneapolis plant leading the effort. Cardiff commenced the programme mid year and the Memphis plant launched the initiative in the last quarter. First year results are promising with Group gross margins up 0.5% before adverse currency impact and inventories further reduced by 20% or £3.4 million. Our lead plant, Minneapolis, has achieved a 25% increase in productivity, a 54% reduction in scrap, a 37% decrease in inventories and a 2.5% increase in gross margin. Progress is being made at the other plants. As with any such programme we expect the financial improvement to be weighted towards the second half of the programme.

As a result of applying lean manufacturing, our Minneapolis plant has been awarded the 2004 Manufacturers' Alliance award (for medium size manufacturers in Minnesota).

Best Practice Global Networks
During 2004 we have created global networks amongst our key functional teams (e.g. Operations, Regulatory Assurance and Quality Assurance). These teams meet regularly to share internal and external best practice, consider external benchmarks and identify improvement opportunities for implementation at Gyrus. They help create and maintain a continuous improvement approach to performance across the Group.

Training & Developing Individuals' Skills
As part of our efforts continually to improve the skills and experience of our employees Gyrus is committed to training and developing individuals.

After the first year of our improvement programme with these initiatives well under way, Gyrus's manufacturing and operations teams are becoming better positioned to deliver world class operating efficiency and meet the demands of the Group's growing businesses.

Roy Davis
Chief Operating Officer

The Lean Initiative
Operators at the Group's Minneapolis plant assembling PK Cutting Forceps.



Business Review
ENT Division



Pictured left to right:
Our ENT business leaders: Mike Crook, Brad Beale and Blair Fraser.

Overview
The Ear Nose and Throat (ENT) Division is based in Memphis and comprises three businesses, each focused on a component of the ENT market. During 2004 the ENT Division increased its reported revenues in sterling by over 9% to £38.4 million (2003: £35.1 million).

Otology
The Otology business represents approximately half the ENT Division's revenues and comprises Vent tubes (grommets) and middle ear implants together with related surgical instruments, drills and scopes. The Otology business, which enjoys a market share of about 60% in the US, grew sales by 1% during the year to $23.6 million. Excluding the 83% reduction in sales of RetroX hearing enhancement products during the period, the core Otology business grew by 5% year on year. The RetroX range has proved to lie outside the surgeon call point of the ENT Division and, although regular prescribers are increasing their use of the product, it is no longer considered a focal product for the Otology business.

Internationally, Otology revenues increased by 63% to £4.9 million (2003: £3.0 million) principally as a result of the performance of the Group's new EU subsidiaries.

Sinus & Rhinology
The Sinus & Rhinology business represents approximately 25% of the ENT Division's revenues. Products comprise microdebriders, advanced nasal packing materials, scopes and instruments to enable surgery to be performed on the sinus and nasal passages. Revenues in the US increased by 21% to $15.2 million primarily as a result of the continued strong performance of the Diego Microdebrider system. Sales of this system slowed somewhat in the second half in advance of the Q1 2005 launch of the new PK Diego which will be Gyrus's first PK Technology derived product for the ENT Division. Internationally, revenues decreased by 12% year on year to $1.5 million as a result of limited availability, until the 4th quarter, of the Diego Microdebrider system outside the US as a lead product for the ENT range.



Head & Neck
The Head & Neck business provides somnoplasty products, for the treatment of sleep disorders, together with a range of flexible nasopharyngoscopes, laryngeal implants and associated surgical instruments. During 2004, the business successfully halted 2003's 20% loss of revenue in the somnoplasty business, allowing other parts of the portfolio to contribute to overall sales growth of 6% in the US to $10.4 million. This was a strong performance under difficult circumstances. In January 2005 an experimental reimbursement code was granted for the somnoplasty treatment. This is designed to gather information on the breadth of use of the procedure to establish whether the Academy of Otolaryngologist's application for a full reimbursement code should be granted. It is anticipated that, if successful, a full reimbursement code will be granted in January 2006. Internationally, the business grew by 113% to £5.1 million primarily as a result of the new EU subsidiaries acquired in 2003. The second half of 2004 was substantially associated with the development and early market testing of the new Tonsil PlasmaKnife which uses the Group's novel PlasmaCision technology. This exciting product is scheduled for a US introduction in Q1 2005.

The chart below shows the underlying revenues of the Division in local currency.

Analysis of ENT Division Revenues

			2003	2004	Growth (%)
Otology	US	$m	23.3	23.6	1%
	Int	£m	3.0	4.9	63%
Sinus & Rhinology	US	$m	12.6	15.2	21%
	Int	£m	1.7	1.5	(12)%
Head & Neck	US	$m	9.8	10.4	6%
	Int	£m	2.4	5.1	113%
ENT Total	US	$m	45.7	49.2	8%
	Int	£m	7.1	11.5	62%
Total Division		£m	35.1	38.4	9%

US = North American Free Trade Area (NAFTA)
Int = World ex NAFTA

The Energy to Change Surgery

PK Diego
Since the early days of endoscopic sinus surgery, the tools and the surgical technique have progressed so that once difficult procedures are routine and more challenging procedures have become possible. Advances in powered instruments, like Gyrus's Diego and PK Diego Powered Dissectors, are defining the limits of what the clinician can accomplish surgically. PK Diego provides the surgeon with the ability precisely to cut away diseased tissue and to stop bleeding without removing the cutting instrument. This saves time, improves visualisation and results in more thorough surgery, with less trauma and therefore less pain for the patient.



The Power to Change Lives

Sinus Disease

Experts estimate that 35 million Americans – about 14% of the population – are afflicted by sinus disease each year, making it one of the most common health conditions. A healthy sinus cavity allows air and mucus to filter pollutants from the air you breathe. However, when a sinus cavity becomes inflamed, the sinuses are unable to drain which can lead to pain, congestion and infection. There are occasions when the infections become recurrent and non-responsive to medication. When this occurs, surgery to enlarge the openings that drain the sinuses can be the best option. In the US over 300,000 people each year seek surgery to assist in treating chronic sinus disease.

One of the more common reasons for sinus surgery is for patients suffering with nasal polyps. Polyps are sacs of inflamed tissue in the nasal passages that restrict breathing and normal drainage, and further add to the discomfort of sinus illness.

The Procedure

Until the mid-1980s, most sinus procedures were performed without the aid of an endoscope to enable the surgeon to see the affected area. This required the surgeon to make an external incision to gain access to the diseased sinus cavity, often leaving scars. Much like a telescope with a wide-angle camera lens, the endoscope beams light into different parts of the nose and sinuses, allowing the doctor to see what is causing blockages. In the majority of cases, the surgical procedure is performed entirely through the nostrils, leaving no external scars. There is little swelling and only mild discomfort.

In the mid-1990s, powered instrumentation was introduced to accompany the endoscope as an additional tool that helped make the surgery easier and improve outcomes. With powered instrumentation, a small mechanical suction cutter (powered dissector) allows the surgeon quickly and precisely to remove diseased tissue and open nasal passageways to improve sinus function. Gyrus has led the market in powered dissector innovation with the introduction of the Diego dissector system in September 2002. The Diego system has proved especially useful in removal of polyps.

Business Review
Surgical Division



Pictured left to right:
Our surgical business leaders: Tom Kuelbs, Mark Stultz and Scott Sanders.

Overview
The Surgical Division is based in Minneapolis and comprises three businesses, each focused on a component of the surgical market. During 2004 the Surgical Division increased its reported revenues in sterling by 14% to £28.8 million (2003: £25.3 million).

Gynaecology
The Gynaecology business, specifically the hysterectomy market, represents approximately 70% of the Surgical Division's revenues worldwide. The Group's PK technology-derived suite of instruments enables the surgeon to reduce trauma and blood loss and save operating time, thereby improving clinical outcomes. The patient benefits by returning to normal activities more quickly.

During the year sales in the US grew by 24%, to $32.6 million driven by the Group's range of PK Technology products including the PK Cutting Forceps which is the market leader in Laparoscopic Supracervical Hysterectomy (LSH); a procedure drawing increasing interest among both surgeons and patients alike in the US. It allows the patient often to avoid overnight hospitalisation and returns her to normal activities within 10-14 days. This compares favourably with conventional open hysterectomy where the patient can remain in hospital for 3-5 days and is unable to drive for some weeks thereafter. During the year the Gynaecology Division developed the PlasmaSpatula, which incorporates PK PlasmaCision technology, as an additional instrument for the LSH market; it is scheduled for launch in March 2005.

Internationally, the Gynaecology business grew revenues 48% to £3.1 million as sales of PK instruments increased particularly in Europe and the Far East. The Group commenced direct sales in Benelux through its subsidiary Gyrus Medical B.V. (formerly 'Entermed B.V.').

Urology
In 2004 the Urology business represented approximately 19% of the Surgical Division's revenues, up from 12% in 2003. US revenues in this sector increased by over 120% to $6.2 million as a result of the success of the SuperPulse system for Trans Urethral Resection of the Prostate (TURP) procedures, which was launched into the market in late 2003. In addition to the TURP market, the use of PK Technology within urology is successfully broadening into open and laparoscopic prostatectomy and other urological procedures using the SuperPulse generator as a workstation.

Internationally, revenues increased by 57% year on year to £2.2 million with particular success direct to the market in Benelux and via distributors in China and Australia.

General Surgery
This business unit is designed to promote the use of Gyrus PK Technology in abdominal surgery outside the core businesses of gynaecology and urology. These procedures include colon resection, liver resection, nissen fundoplication, bariatric surgery and other surgical interventions within the abdomen. Currently the business comprises a number of 'house' accounts that have adopted Gyrus products, such as the PK System Seal (open forceps), scissors and dissectors as a platform for general surgery.

Additional resources are being devoted to this business unit in 2005 to enable it to pursue the significant opportunity available for the Group's technology offering in general surgery.

During 2004, the Division's US sales grew by 5% to $2.1 million. Internationally, General Surgery sales fell by 61% to £1.1 million, principally as a result of the loss, in 2003, of the distributorship of a range of general surgery products in the UK.

The chart below shows the underlying revenues of the Division in local currency.

Analysis of Surgical Division Revenues

			2003	2004	Growth (%)
Gynaecology	US	$m	26.2	**32.6**	24%
	Int	£m	2.1	**3.1**	48%
Urology	US	$m	2.8	**6.2**	121%
	Int	£m	1.4	**2.2**	57%
General Surgery	US	$m	2.0	**2.1**	5%
	Int	£m	2.8	**1.1**	(61)%
Surgical Total	US	$m	31.0	**40.9**	32%
	Int	£m	6.3	**6.4**	2%
Total Division		£m	25.3	**28.8**	14%

US = North American Free Trade Area (NAFTA)
Int = World ex NAFTA

The Energy to Change Surgery

SuperPulse
In 2002, Gyrus's Surgical Division launched the world's first TURP instrument that used saline irrigation; thus eliminating the risk of TUR syndrome. The Gyrus SuperPulse system uses PK Technology requiring much lower voltages but retaining the power and precision to resect even large prostates, which would normally be performed under open surgery conditions. Many patients are able to go home the same day, which compares favourably with the historical experience of 3-5 day hospital stays.


GYRUS



The Power to Change Lives

Benign Prostate Hyperplasia ('BPH') and its Treatment

BPH is a common problem. According to the National Institute of Health (NIH), BPH, a non-cancerous condition of the prostate, affects more than 50% of men over the age of 60 and as many as 90% of men over the age of 70. While the cause of BPH is not certain, it is considered that the condition may be a result of hormonal changes that occur as men age. These hormonal changes are thought to cause an over growth of tissue cells in the prostate that eventually prevent or restrict the flow of urine through the prostate and out of the body. The prostate gland is a male organ about the size of a walnut, located just below the bladder and in front of the rectum. The urethra (tube that transports urine and semen out of the body) passes from the bladder neck via the prostate exiting through the penis. When extra tissue builds up in the prostate, it can pinch off the urethra preventing the patient from being able to urinate or completely empty the bladder. This can cause burning during urination, blood in the urine, leaking, and the feeling that the bladder has not been emptied completely after urination. Many patients find BPH to be especially interruptive to their sleep with many trips to the bathroom throughout the night.

The Procedure

The procedure involves inserting a scope, light source and resection loop instrument into the urethra, which is irrigated with saline. The surgeon uses the instrument to remove excess prostate tissue and minimise bleeding. Relief from the symptoms of BPH is immediate following the procedure.

TURP has been used successfully to treat BPH since the 1930s. However, the traditional procedure uses an irrigating solution such as glycine. For toxicity reasons, the body can only be exposed to glycine for a short time in order to avoid transurethral resection (TUR) syndrome which can cause cardiovascular and neurologic problems. This limits the time available for the surgeon adequately to resect medium and larger prostates. Gyrus's PK SuperPulse system overcomes these issues.

Business Review
Partnered Technologies

Partnered Technologies Sales by Procedural Area



04 49%
03 50%
Arthroscopy
04 19%
03 17%
Hysteroscopy
04 22%
03 21%
Cardiovascular
04 10%
03 12%
GI/other

The Partnered Technologies Division exploits the Group's proprietary technology by out-licensing it, in conjunction with a manufacturing contract, for markets outside our core areas of sales and marketing competence. The business consists of development, licence, and supply relationships with Johnson & Johnson (DePuy Mitek, Ethicon Endo-Surgery, Gynecare and Guidant), Conmed and, most recently, Rhytec. The business is shared between Gyrus's Cardiff and Minneapolis manufacturing plants, each catering for the requirements of certain partners. Overall, the Partnered Technologies business grew revenue by 11% to £19.7 million in 2004 (2003: £17.7 million) with all partners experiencing growth. The majority of these revenues (77%) are denominated in US dollars, and, on a constant currency basis, our revenue growth was 22%.

Arthroscopy
In arthroscopy, product sales to DePuy Mitek rose 17% on a constant currency basis. DePuy Mitek supplies the Gyrus VAPR 3 system into arthroscopic markets for the removal and shrinkage of soft tissue. This increase has been driven by the success of the low profile suction (LPS) and large diameter suction (LDS) instruments first introduced in 2003.

Hysteroscopy
In hysteroscopy, Gynecare supplies the VersaPoint system into hysteroscopic gynaecology for the removal of Benign Uterine Pathologies and the removal of the endometrial lining. Sales increased by 36% on a constant currency basis.

Cardiovascular
In the cardiovascular field, product sales to Guidant increased 35% in local currency. Guidant utilises a series of instruments for the harvesting of the saphenous vein for coronary artery bypass grafts.

Gastrointestinal/Cosmetic Surgery/Other
This comprises two longstanding relationships with Ethicon EndoSurgery and Conmed (formerly the C.R. Bard gastrointestinal division). Sales to these partners grew by 26% in local currency, which was offset by a reduction in service and repair revenues. The end of 2004 saw the addition of a new partner, Rhytec Limited, which is commercialising Gyrus's Plasma Skin Resurfacing (PSR) technology in the cosmetic and dermatological surgery market. During 2004 our Cardiff plant received development fees of £0.6 million for its work on the development of Rhytec's first product, which is scheduled for launch into the cosmetic surgery market in 2005. The Partnered Technologies Division will work closely with Rhytec on the development and supply of products into this sector over the coming years.

The Energy to Change Surgery

VAPR 3
Gyrus's technology drives the leading arthroscopic surgery product range from DePuy Mitek. The VAPR 3 system and the Large Diameter Suction (LDS) electrode have demonstrated tissue removal rates substantially faster than the competition, helping surgeons save time performing precise surgery on shoulders, knees, wrists and ankles.



Mitek
VAPR 3



The Power to Change Lives

The Prevalence of Sports Injuries

It is not just our football, rugby or tennis stars who suffer from sports injuries, current US data shows that these injuries represent a significant public health concern, accounting for 23% of all traumas, which is second only to motor vehicle accidents.

Sports injuries also cost a significant amount of money to treat. According to the US Consumer Protection Safety Commission, in its 2000 report on Sport Related Injuries Amongst Baby Boomers sports related injuries cost more than $18.7 billion dollars in the United States alone. Furthermore sports injuries are a leading cause of arthritis.

Knees and Shoulders

The common sports injuries are to knees and shoulders, both of which can suffer soft tissue damage to the ligaments, tendons, muscles and cartilage, either through sustained wear and tear, or as a result of the sudden impact of the 'big hit'. Many knee injuries such as torn Meniscus (cartilage) have been treated using arthroscopy for some years. The shoulder and more recently ankles and wrists require finer instruments with a high degree of control.

Many injuries resulting in shoulder instability are now treated by heat shrinking the damaged tendons and ligaments arthroscopically (thermal capsulorrhaphy). This causes the body to treat the area as a wound and build new tissue around the shortened collagen fibres, thereby creating a tighter and more stable shoulder joint. DePuy Mitek supplies the Gyrus VAPR 3 system into arthroscopic markets for the removal and shrinkage of soft tissue.

Financial Review

The Group performed well in 2004 with profits and cashflow increasing substantially despite another year of significant currency depreciation.

Average US Dollar/£ Exchange Rates

Year	Rate
04	1.83
03	1.63
02	1.50
01	1.45

Operating Margin* %

Year	%
04	12.7%
03	12.1%
02	11.1%
01	3.0%

* Before goodwill amortisation

Revenue and Currency
The Group's reported results in Sterling showed growth in sales revenue of 11.3% to £86.9 million (2003: £78.1 million). In addition, the spin-out of Rhytec Limited late in the year resulted in the receipt of development fees of approximately £0.6 million which has been accounted for as 'Other operating income'.

2004 once again saw the US dollar depreciate substantially against Sterling with the average rate for the year being just over $1.83: £1 (2003: $1.63:£1). With such a high exposure to the US dollar, which represents approximately 74% of Group revenues, such depreciation masks a strong performance by the underlying business. In local currency Gyrus's trading revenues grew by 22% in 2004.

Gross Margin
The Group's reported gross margin declined slightly to 59.1% in 2004 (2003: 59.3%). However, the underlying gross margin, excluding the effect of currency, increased by 0.5% during the first year of our three year operational improvement programme. The Surgical Division improved its margin substantially to over 72% (2003: 68%) and the Partnered Technologies Division improved to 42% (2003: 41%). Gross margin in the ENT Division declined to 58% (2003: 62%) as a result of accounting for a full year of Gyrus Medical B.V. and Explorent GmbH, both of which had gross margins below 43%.

The principal currency impact came about as a result of sales from our Cardiff plant to partners and Group companies in US dollars, the effect of which was to reduce the Group gross margin by 0.5%.

Operating Expenses
The Group's operating expenses excluding goodwill amortisation increased by 11% to £41 million (2003: £36.9 million), although spend remained consistent at 47% of revenue (2003: 47%). Sales and marketing expenses rose 5% to £23.1 million (2003: £22.0 million). The overwhelming majority of this expenditure was incurred in US dollars, therefore currency depreciation benefited the Group in 2004. Underlying sales and marketing expenditure growth, at 16%, was consistent with the Group's aim to invest in sales and marketing, but at substantially less than the underlying rate of sales growth.

R&D expenditure increased by 12% to £7.3 million (2003: £6.5 million). Approximately £0.6 million of this expense was incurred in the development of cosmetic surgery technology on behalf of Rhytec Limited and was reimbursed in full as a development fee. Excluding this amount, R&D spend was broadly consistent year on year.

R&D expense represented 8.4% of revenues in 2004 (2003: 8.3%); although somewhat higher than many of our US-based peer group, this rate of investment is consistent with the Group's strategy of maintaining a leadership position in the development of new technologies and products for our markets.

General and Administrative expenses (excluding goodwill amortisation) increased by approximately 26% to £10.6 million (2003: £8.4 million). This expense was increased by a number of factors in 2004: the cost of senior staff bonuses incurred in 2004 which were not incurred in 2003; a full year of the costs of the new management team and of Explorent GmbH, our German instrument sourcing operation whose cost base falls predominantly into General and Administrative expenses. These factors, together with a small non-recurring restructuring expense of approximately £0.5 million in the first half, contributed to the increase.

After the first year of our three year operating efficiency improvement programme the pre-goodwill operating margin for 2004 was 12.7%, an improvement of 0.6% on the previous year (2003: 12.1%). The Group is on track, subject to currency movements, to meet its goal of substantially improving operating performance.

Goodwill
In advance of the adoption of EU-adopted International Financial Reporting Standards for the financial year to 31 December 2005 and beyond, the Group conducted a review of its accounting policies and the appropriateness of their implementation in the context of 'best practice'. This review identified that the goodwill acquired on the acquisitions of the Surgical and ENT Divisions in 2000 and 2001 respectively had not been accounted for in the currency of the transaction, as has now become best practice under UK GAAP (FRED 24, now implemented as FRS 23) and mandatory under IAS. In order to correct this position the Group has amended its accounting policy to account for goodwill in the originating currency and to retranslate the asset to sterling at each balance sheet date. As a result of recent periods of significant US dollar depreciation, it has been necessary to record a prior year adjustment to reduce the net book value of goodwill by approximately £12 million at 1 January 2003 and by a further £9 million at 31 December 2003 with an equal reduction in reserves. Note 2 to the Financial Statements analyses this adjustment in detail.

The effect on 2004 is to reduce the amount charged to the profit and loss account in respect of goodwill amortisation by approximately £1.3 million to £5.5 million (adjusted 2003: £6.0 million). This has no effect upon the preferred measure of profitability, Profit Before Tax and Amortisation of Goodwill ('PBTA'), which has been consistently calculated through the Company's history. PBTA more closely resembles the Group's pre-tax profitability under International Accounting Standards as, from 1 January 2005, goodwill is no longer amortised through the profit and loss account, but is held at cost and reviewed for impairment annually.

The Board reviewed the carrying value of goodwill at 31 December 2004 and confirmed that no provision for impairment was necessary.

Exceptional Items
During the year the Group recorded an exceptional gain of £0.37 million on the sale of surplus land at its ENT Division in Memphis. This was offset by an exceptional loss on the termination of an operation which was conducting research into a novel biological product with surgical applications. As a result a licence fee of £0.4 million, paid by the Group to secure exclusive access to the potential product, was written off as an exceptional item. The net effect of these exceptional items was a reduction in profits of £0.03 million.

Performance Data on the US Placed Asset Portfolio
US$'000

		Surgical	ENT	Total
Net book value	2003	1,170	4,786	**5,956**
	2004	1,374	3,617	**4,991**
Growth		17%	(24)%	**(16)%**
Disposable sales	2003	15,614	12,311	**27,925**
	2004	24,730	13,126	**37,856**
Growth		58%	7%	**36%**
% of Divisional revenue	2003	50.4%	26.9%	**36.4%**
	2004	60.5%	26.7%	**42.0%**

Interest
The net interest charge for the year amounted to £0.8 million (2003: £1.3 million) and related primarily to the Group's revolving credit facility with Bank of Scotland.

Taxation and Earnings Per Share
The Group's effective tax rate as a percentage of PBTA was 5% in 2004 (2003: deferred tax credit 56%). This rate fell substantially for the full year from the half year position of approximately 18% as a result of the recognition of a deferred tax asset in Gyrus Group PLC company only accounts for the first time. The rate at which the Group provided for corporation and other income taxes payable remained consistent at approximately 6% of PBTA as a result of the utilisation of tax losses and the efficient management of internal treasury functions.

The impact of the creation of deferred tax assets, such as the £4.6 million recognised in 2003, and their subsequent amortisation through the tax charge does not have an impact on cash flow but can create substantial swings in earnings per share between periods which may not reflect adequately the underlying profit progression of the business. For this reason, in addition to the prescribed measures of earnings per share the Group discloses Adjusted Earnings Per Share which excludes goodwill amortisation, exceptional items and deferred taxation. In 2004 Adjusted EPS increased 20% to 11.5p (2003: 9.6p).

Capital Expenditure and Placed Assets
Tangible fixed asset additions in the year, excluding the cost of generator systems placed into the market ('Placed Assets'), were consistent with the previous year at £1.3 million (2003: £1.3 million).

Placed assets comprise generators placed on loan free of charge upon which, together with those that have been sold outright, the Group makes profitable revenues from the sale of disposable surgical instruments. In 2004 the installed base of generators in the Surgical and ENT markets in the US grew by 27% to 4,681 units (2003: 3,686 units). The value of the associated revenues from disposable instruments increased by 36% to $37.9 million (2003: $27.9 million). During 2004 in addition to the placement of generators the Group substantially increased the number of generators, particularly the SuperPulse model, which were sold into the market.

Partly as a result of the increasing sales of generators, and partly through continued manufacturing cost reductions the cost of the Group's investment in placing generators in the year, reduced by 48% to £1.3 million (2003: £2.5 million).

The net book value of Placed Assets at 31 December 2004 was £2.9 million (2003: £3.5 million). The table above shows performance data on the US generator portfolio.

Working Capital and Cash Generation
The Group continued to focus on improving its working capital position in 2004. Group stocks were reduced by 20% during the year to £13.4 million (2003: £16.8 million). A substantial part of this reduction came from the ENT Division during the second half of the year.

Debtors and creditors increased with revenue; debtors due within one year by 15% to £16.3 million (2003: £14.2 million), and creditors (excluding the bank loan payable within one year) by 8% to £12.1 million (2003: £11.2 million).

The impact of this focus on working capital, in conjunction with the Group's increasing profitability, was cash generation after finance costs, tax and capital expenditure of £13.3 million, an increase of 68% on the prior year (2003: £7.9 million before acquisitions and licences).

Treasury Policy and Financial Risk Management
The Group operates a risk averse policy of treasury management to secure its primary objective of minimising exposure to capital loss whilst securing prevailing market rates of interest on cash balances.

Currency Risk
The Group is exposed to currency risk, principally in respect of US dollars and Euros. The majority of the risk is associated with translation of the revenues, profits and net assets of overseas subsidiaries into sterling on consolidation. The Group does not routinely hedge translation exposure. Transaction exposure exists to a small extent in most of the Group's subsidiary companies, however the principal risk is associated with Cardiff plant, which manufactures the Group's generator systems together with disposable instruments on behalf of certain customers of the Partnered Technologies Division. The majority of that plant's revenue is denominated in US dollars.

The Group applies a hedging policy for transaction exposures which requires that forward foreign currency contracts are used to cover potential exposures as follows:

Period forward	Minimum coverage
1-3 months	80%
4-6 months	50%
7-12 months	25%

Net Debt
The Group's £30 million revolving credit facility with Bank of Scotland allows loans to be drawn down in overseas currencies and/or sterling by any Group company. It is the Group's policy to match where possible the currency of the loan with the asset it is financing or with the local currency of the Group company drawing down the loan.

As a result of its strong cash flow the Group was able to repay debt of £10.4 million during the year (2003: £1.6 million), which together with cash balances on hand brought the Group's year end net debt position down by 88% to £1.8 million (2003: £15.5 million).

Adoption of International Accounting Standards
From 1 January 2005 Gyrus is required to adopt EU-adopted International Financial Reporting Standards (IFRS) for future financial statements. Considerable work has been conducted during 2004 to prepare the Group for this new accounting regime. In order to help shareholders and potential investors assess the effect of IFRS on the Group's results at the end of this annual report on pages 56 to 58 there is a section entitled 'Guidance on the Effect of International Financial Reporting Standards on Gyrus Group PLC' which reconciles the 2004 profit and loss account and balance sheet under UK GAAP to their equivalents under IFRS as if adoption of IFRS had occurred at the beginning of the year. In summary, under IFRS the Group's basic earnings per share would have been 10.2p compared with 5.0p under UK GAAP. The principal differences arise on the amortisation of goodwill, which is no longer allowed under IFRS, and other associated deferred tax adjustments.

Outlook
The Group performed well in 2004 with profits and cash flow increasing substantially on the previous year despite another year of significant depreciation in our principal operating currency. At the same time we have strengthened the Group balance sheet considerably and Gyrus is now financially well placed to develop its business over the medium term.

Simon Shaw
Chief Financial Officer

Corporate and Social Responsibility

Environmental Policy at Gyrus
Gyrus believes in protecting the environment. We endeavour to use renewable resources wherever possible. When developing products and manufacturing processes every effort is made to try to ensure that any adverse effects on the environment are minimised.

Gyrus's objective is to achieve ISO 14001 certification with respect to environmental policy.

Gyrus's policy is to:

> Encourage understanding of environmental issues in general, and particularly as they relate to the medical device and healthcare industry
> Identify, encourage awareness of, and include wherever relevant, environmental issues in all aspects of decision making within the Group
> Set relevant environmental targets and develop an ethos of continuous improvement in each operation to reduce the environmental impact of Gyrus's products and processes on the external environment
> Work with our suppliers to try to improve their environmental management as it relates to products and services they provide to Gyrus
> Develop for each operation within Gyrus specific standard operating procedures which are regularly audited to ensure implementation and track progress
> Be aware of and consider environmental issues in the communities where our operations are located
> Encourage employee participation in environmental projects, such as recycling, waste reduction, energy and water conservation
> Monitor progress towards achieving targets and provide regular reports to the Board regarding environmental performance across the Group.



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1 For **employees**
Gyrus believes that its greatest asset is its employees and is committed to attracting, developing and retaining outstanding people.

2 For **patients**
Gyrus products improve the quality of life for patients around the world by reducing hospital stays and allowing a quicker return to normal activities.

3 For **physicians**
Gyrus provides innovative cost-effective, procedure enabling products which reduce trauma and blood loss and save operating time, thereby improving clinical outcomes.

4 For **shareholders**
Gyrus is committed to providing clear information on our business and its performance. Our website at www.gyrusplc.com is one method of communicating relevant and timely information to our investors.

We will routinely monitor, assess and amend this policy to ensure it is relevant and appropriate to the environment within which we live and work.

Health & Safety Policy

Gyrus regards the promotion of health and safety as an essential part of management and employer responsibilities. It believes in continuous improvement as a basis for its approach to these areas. Gyrus is committed to complying with applicable environmental, health and safety laws and regulations wherever it operates.

Each Gyrus location has an Environmental, Health & Safety Committee with representatives from across the business participating in ensuring that good practices are adopted and implemented..

Business Ethics

Gyrus is committed to, and expects all of its employees at all times to maintain, the highest standards of business and personal integrity in all aspects of its operations. We respect the law in the countries and communities where we operate and accept and uphold the principles contained in the United Nations Universal Declaration of Human Rights.

Social Responsibility

Gyrus is committed to conducting all aspects of its business in a socially responsible way. We adopt this ethos in all interactions with our key stakeholders – our customers, our shareholders, our employees, our business partners, the communities in which we operate and society in general.

Specifically:

For our **customers:** We are committed to providing innovative, cost-effective, procedure-enabling products that help physicians around the world improve the quality of life for their patients. To deliver this we maintain a significant investment in R&D. Gyrus products are designed to be safe and reliable for their intended use, and to comply with or exceed all legal and regulatory requirements.

For our **shareholders**: We are committed to reporting in a timely, reliable and regular way, providing clear information on our business and its performance. We conduct our operations in accordance with generally accepted principles and rules of good corporate governance and specifically in accordance with the listing rules of the Financial Services Authority.

For our **employees:** Gyrus believes its greatest asset is its employees and is committed to attracting, developing and retaining outstanding people. Gyrus's employment policies are designed to provide equal opportunities irrespective of colour, national or ethnic origin, religion, sex, and marital or disabled status. We believe that it is a person's ability to perform the essential functions and tasks of the position that is important.

For our **business partners**: Gyrus believes that working with our suppliers in a spirit of partnership is the best way to meet our objectives and we encourage open and ethical relationships with our suppliers.

For our **community & society**: Gyrus sees contribution to the communities in which we work as a fundamental part of our social responsibility to the communities in which we are located and to society in general. We strive to be a good corporate citizen by being an active member of each community in which a Group company is located and by encouraging and supporting employees who undertake community work.



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Board of Directors


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Core to our ability to develop the business and grow quickly has been our team of directors and advisers.

1 Brian Steer
Executive Chairman
Mr Steer is both Executive Chairman and Chief Executive and has a wealth of International and Senior Management experience in the healthcare industry. He was President of Zimmer International Inc from 1983 to 1993 and prior to that was President of Travenol International (now Baxter Healthcare). He originally joined Gyrus as a consultant and became a director in January 1994. Age 71.

2 Michael Garner MA FCA FCT
Deputy Chairman
Mr Garner was Finance Director of TI Group PLC from 1979 to 1993. Since then he has been a non-executive director of a number of companies including Enterprise Inns plc from September 1995 to January 2005. He was a founder member of the Accounting Standards Board and has been a member of The Hundred Group of Finance Directors since 1978. He is the Chairman of the Audit Committee. Age 67.

3 Roy Davis (joins Board 1 April 2005)
Chief Operating Officer
Mr Davis has over 25 years of line management and strategic consulting experience. He joined Gyrus from NTERA, a leading Nanotechnology company, where he was Chief Executive. Before this he spent nearly 10 years with Arthur D. Little, the global management consulting company, where he was Vice President and Global Head of Operations Management. Mr Davis has also held senior operational positions for Trican, Reuters and Molex in the US, Taiwan and Europe. He has a mechanical engineering degree and an MBA. Age 49.

4 Simon Shaw ACA
Chief Financial Officer
Joined the Group in October 2003 to take responsibility for Group financial management, financial strategy and investor relations. He is non-executive Chairman of Synairgen plc, listed on AIM. Mr Shaw was Chief Operating Officer of Profile Therapeutics plc, a listed drug delivery and medical devices business, from 1997 to 2003. Prior to 1997 he was a corporate financier, latterly with Hambros Bank. He qualified as a Chartered Accountant in 1990. Age 40.

5 Charles Cummings MD
Non-executive director
Professor Cummings currently serves as the Director Emeritus of Otolaryngology – Head and Neck Surgery at The John Hopkins Hospital in Baltimore, Maryland, USA and is on the Board of Directors of John Hopkins Medicine. He has written over 125 scientific papers, is a past-president of both the American Society for Head and Neck Surgery and the American Academy of Otolaryngology, Head and Neck Surgery and has served on the American Board of Otolaryngology for 19 years. Age 69.

6 Dr Mark Goble MB BS FRCS
Non-executive director
A qualified surgeon whose last appointment, before founding Gyrus in 1989, was Senior Registrar in Urology at Bristol Royal Infirmary. His extensive experience includes clinical and laboratory research as well as the commercial exploitation of research in medical instrumentation. Group Managing Director of Gyrus until October 2003, he held the position of Director of Strategic Development until he became a non-executive director on 1 August 2004. Age 50.

7 Dr Charles Goodson-Wickes DL
Non-executive director
Dr Goodson-Wickes is qualified both as a physician and barrister. He has held appointments in the NHS, has seen active service in the Army as a Medical Officer and built up his own occupational medicine practices. He was a Member of Parliament for 10 years, serving as Parliamentary Private Secretary in three Government departments. He currently holds a number of non-executive directorships. He is Chairman of the Remuneration Committee. Age 59.

8 Keith Krzywicki
Non-executive director
Mr Krzywicki has over 30 years' experience in the Pharmaceutical Industry with responsibility for manufacturing and commercial operations. He has held Chief Executive positions in Denmark and Belgium and from 1990 until 2003 was President of Pharmacia Ltd, UK and Ireland. Age 60.

Directors' Report

The directors present their report and audited financial statements for the year ended 31 December 2004.

Principal Activities
The Group designs, develops, manufactures and markets advanced surgical systems. It develops innovative 'energy-based' platforms for minimal access surgery.

A full discussion of the Group's results, activities and future developments can be found in the Chairman's Statement, the Business Reviews and the Financial Review on pages 4 to 15 which taken together constitute the Operating and Financial Review.

Results and Dividends
The audited financial statements are set out on pages 32 to 55. The Group made a profit after taxation for the year ended 31 December 2004 of £4,212,000 (2003 profit after taxation of £6,674,000). The directors do not recommend the payment of a dividend.

Directors
The directors who held office during the year were:

BL Steer	Executive Chairman
SJB Shaw	Chief Financial Officer (appointed 1 January 2004)
MF Garner	Independent non-executive director, Deputy Chairman and Senior Independent Director
C Goodson-Wickes	Independent non-executive director
KT Krzywicki	Independent non-executive director
CW Cummings	Independent non-executive director
NM Goble	Non-independent non-executive director from 1 August 2004 (executive director until 31 July 2004)

The Board has approved that GR Davis be appointed to the Board with effect from 1 April 2005.

Remuneration
Details of directors' remuneration is included in the Directors' Remuneration Report on pages 26 to 30.

Substantial Shareholdings
At 1 March 2005, substantial interests in the issued share capital of the Company, notified and registered in accordance with section 198 of the Companies Act 1985, were as follows:

	Number of ordinary shares	Percentage of issued share capital
Deutsche Bank AG	11,113,485	13.27%
Scottish Widows Investment Partnership	4,171,862	4.98%
Royal London Asset Management	4,135,507	4.94%
Legal & General Group PLC	4,097,568	4.89%
Framlington Investment Management Ltd	3,941,786	4.71%
The Alliance Trust PLC	3,050,414	3.64%
NM Goble	2,840,000	3.39%
CC Goble	2,525,000	3.02%

Directors' Interests in Shares
The interests of the directors and their families in the share capital of the Company appearing in the register of director's interests were as follows:

	Ordinary shares as at 31 December 2004	Ordinary shares as at 31 December 2003
Executive		
BL Steer (note 1)	552,865	499,865
SJB Shaw (note 2)	10,000	-
Non-executive		
MF Garner	12,010	12,010
C Goodson-Wickes	6,586	2,436
KT Krzywicki	-	-
CW Cummings	2,700	1,200
NM Goble (note 3)	2,840,000	3,100,000

Notes:
(1) Includes 321,617 ordinary shares held by Royal and Sun Alliance Inc for the benefit of Mr BL and Mrs S Steer.
(2) Mr SJB Shaw held no shares at the time of his appointment to the Board on 1 January 2004.
(3) Comprises ordinary shares held by family trust for the benefit of NM Goble and his family.

There have been no changes to directors' shareholdings since 31 December 2004.

Directors' Interests in Contracts

None of the directors had a beneficial interest in any contract of any significance in relation to the business of the Company or its subsidiaries at any time during the financial year with the exception of NM Goble's interest in Rhytec. As reported in the Chairman's Report, in December 2004 Gyrus invested in Rhytec Limited a company in which Mr Goble had a 1.2% interest as at 31 December 2004. Gyrus's investment represents a minority 19.7% equity stake.

Auditors

A resolution to re-appoint KPMG Audit PLC as auditors of the Company is to be proposed at the forthcoming Annual General Meeting, to be held on 25 April 2005.

Corporate Governance

Application of the Principles set out in the Combined Code

Throughout the year to 31 December 2004, the Company complied with the provisions of the Revised Combined Code On Corporate Governance issued by the Financial Reporting Council in July 2003 except for the non-separation of the roles of Chairman and Chief Executive Officer which is explained below in the section headed 'Board of Directors'. The Board considers that it applies the principles of the Combined Code in a proactive and effective manner. This is demonstrated as follows:

Board of Directors

During 2004 the Group was managed by a Board of Directors comprised of seven directors. The names of the directors together with their biographical details are set out on page 19. All the directors served throughout the period under review. Until 1 August 2004 three of the directors acted in an executive capacity and four were non-executive. However, on 1 August NM Goble, founder and substantial shareholder, moved from executive to non-executive status. All of the non-executive directors with the exception of Mr Goble are considered independent based on the guidelines in the Combined Code. From 1 April 2005 the number of executive directors will once again increase to three with the appointment to the Board of GR Davis, Chief Operating Officer. All of the independent non-executive directors bring strong independent judgement and considerable knowledge and experience to bear in matters of strategy, performance, resources, corporate governance and financial control.

The Board is led by BL Steer who holds dual responsibility as both Chairman and Chief Executive Officer. The Board is aware that Mr Steer's role as both Chairman and CEO is contrary to the recommendations of the Revised Combined Code. The current position derives from the origins of the Company and Mr Steer's entrepreneurial role in growing the organisation. It is planned that Mr Steer will relinquish responsibility at the AGM in 2007 and it is not envisaged that the role of Chairman and Chief Executive will be exercised by one individual following Mr Steer's retirement. Mr Steer has no other significant commitments.

The dual role performed by Mr Steer is balanced by a strong independent non-executive presence on the Board of Directors including MF Garner as Deputy Chairman and Senior Independent Director. In addition there is a strong Operating Board comprised of eight senior executives with clearly defined responsibilities. In his role as Chief Operating Officer, GR Davis has responsibility for Operations, Research and Development, the Partnered Technologies Division, and Human Resources. SJB Shaw is Chief Financial Officer with responsibility for Finance, Information Technology and Investor Relations.

The Board meets at least seven times a year and has adopted a formal schedule of matters specifically reserved to it for decision. This includes overall Group strategy, planning for the succession of the executive and the Board itself, approving appointments of Board Directors and of the Company Secretary, financing arrangements, material licensing transactions, acquisitions and disposals of companies, approval of the annual budget, major capital expenditure, risk management, treasury policies and the operation of internal controls. At each meeting the Board is briefed on issues arising, reviews the progress of the Group towards its objectives and monitors financial performance against budget.

The Company Secretary is responsible for advising the Board through the Chairman on all governance matters. All directors have access to the advice and services of the Company Secretary and are encouraged to regularly update and refresh their skills and knowledge, for example, through attending courses on technical areas or briefings for non-executive directors. Newly appointed directors are provided with appropriate induction training. The Board has established a procedure for directors to take, if necessary, independent professional advice at the Group's expense. Appropriate Directors and Officers' liability insurance has been arranged by the Company.

All Board members receive monthly management accounts and regular management reports enabling them to review the Group's performance against agreed objectives. Regular reports and papers are circulated to directors in a timely manner in preparation for Board and Committee meetings. This information includes items specifically requested by the non-executive directors from time to time.

The terms and conditions of appointment of non-executive directors are available for inspection by request at the Company's registered office during normal business hours and at the AGM.

The number of full Board Meetings and Committee meetings attended by each director during the year was as follows:

Name:	Scheduled Board meetings	Audit Committee	Remuneration Committee	Nomination Committee
BL Steer	8	N/A	N/A	2
SJB Shaw	8	N/A	N/A	N/A
MF Garner	8	3	5	2
C Goodson-Wickes	8	3	5	2
KT Krzywicki	8	3	N/A	N/A
CW Cummings	8	N/A	3	N/A
NM Goble	7	N/A	N/A	N/A
Number of meetings in 2004	8	3	5	2

Appointments to the Board and Re-election of Directors

There is a Nomination Committee to consider the appointment of new directors and make recommendations to the board. All directors' terms of appointment are governed by the Company's Articles of Association requiring that all directors should be subject to election by shareholders at the first AGM after their appointment and that at each AGM one third of the directors retire and submit themselves for re-appointment.

The Board has approved that GR Davis be appointed to the Board as an executive director with effect from 1 April 2005 and shareholder approval of this appointment is being sought at the forthcoming AGM. Mr Davis was a non-executive director of the Company from October 1997 to September 2003 when he relinquished his role as non-executive director to take up his current position as Chief Operating Officer with the Group. The Nomination Committee, mindful of the need to balance the skills and experience of the Board, recommended that Mr Davis be appointed to the Board in an executive capacity because of his extensive operational management and consultancy experience.

C Goodson-Wickes and MF Garner retire by rotation and stand for re-election at the forthcoming AGM. Mindful of the fact that both Dr Goodson-Wickes and Mr Garner have already served seven years as independent non-executive directors, the Board has undertaken rigorous formal performance review and has concluded that both directors continue to be effective and to demonstrate commitment. It is therefore proposed that both directors should be re-appointed at the forthcoming AGM for a further year.

The Company's Articles do not require Board members to retire at 70 years of age but as a matter of best practice Board members over 70 years stand for re-election on an annual basis. Accordingly BL Steer stands for re-election at the forthcoming AGM.

Biographical details of all directors standing for re-election at the AGM and the Board's reasons for recommending their re-election are contained in the Notice of AGM, which will be sent to all shareholders.

Performance Evaluation

In line with the revised Combined Code, during 2004 a formal process was introduced for the annual evaluation of the Board. The process includes individual completion by all Board members of questionnaires regarding the effectiveness of the Board and of each of the Board Committees together with discussion by the Board of the evaluation results. Individual evaluations of each Board member were undertaken by the Chairman and discussed with the relevant Director on a one to one basis. The independent non-executive directors, led by the Senior Independent Director, meet annually to conduct a performance evaluation of the Chairman.

Board Committees

Audit Committee

The Audit Committee is comprised of three independent non-executive directors, MF Garner (Chairman), C Goodson-Wickes and KT Krzywicki. The committee meets at least three times a year and works under agreed terms of reference. It provides the forum through which the Group's external auditors report to the Board.

The Chairman of the Audit Committee has a wealth of experience in finance both in an executive and a non executive capacity. The Board considers that Mr Garner provides the Audit Committee with the necessary recent and relevant financial experience required by the Smith guidelines and the Combined Code. His biographical details can be found on page 19.

Under its terms of reference, the main responsibilities of the Committee are:

> To review the appointment of the external auditor and assess the independence of the external auditor
> To review and recommend the audit fee to the Board and pre-approve any fees in respect of non-audit services provided by the external auditor and to ensure that the provision of non-audit services does not impair the external auditor's independence or objectivity
> To review with the external auditor the nature and scope of the external audit
> To review the external auditor's management letter and management's response
> To regularly review the need for a formal internal audit function and make appropriate recommendations to the Board
> To review the Company's procedures for handling allegations from whistleblowers
> To review management's reports on the effectiveness of systems for internal financial control, financial reporting and risk management
> To review, and challenge where necessary, the actions and judgements of management in relation to the interim and annual financial statements before submission to the Board
> To review the Company's statement on internal control systems prior to endorsement by the Board and to review the policies and processes for identifying and assessing business risks and the management of those risks by the Company.

In discharging its responsibilities in 2004, the Audit Committee reviewed each of the above areas.

The Audit Committee has formally considered whether an internal audit function is needed and has concluded that, given the current size and level of complexity of the Group and the involvement of Group finance staff in regular review of the subsidiary companies, a formal internal audit function is not required at this stage in the Group's development.

External auditor objectivity and independence is safeguarded by a policy that any non-audit services over £10,000, other than tax compliance and tax advisory work, must be pre-authorised by the audit committee and be supported by a tender process. Details of the amounts paid to the external auditors during the year for audit and other services are set out in note 4 to the financial statements on page 39.

The Committee meets regularly with executive directors and management and meets at least annually with the external auditors in the absence of executives.

Remuneration Committee
The Remuneration Committee is comprised of three non-executive directors, C Goodson-Wickes (Chairman), MF Garner and CW Cummings. Details of the role and responsibilities of the Remuneration Committee and the Company's Remuneration Policy are given in the Directors' Remuneration Report on pages 26 to 30.

Nomination Committee
The Nomination Committee is comprised of three members. The Executive Chairman, BL Steer (Chairman of the Nomination Committee), Deputy Chairman and Senior Independent Director, MF Garner (Deputy Chairman of the Nomination Committee), and non-executive director C Goodson-Wickes. The Committee meets at least once a year and more frequently when required as was the case in 2004 when the committee met several times to discuss Board succession planning matters. When necessary non-committee members are invited to attend. The Executive Chairman does not chair the Nomination Committee when it deals with matters relating to the appointment of a successor to the Chairmanship of the Board or the role of CEO.

The main role of the Committee is to:
> Regularly review the structure, size and composition of the Board and make recommendations to the Board with regard to any adjustments it deems necessary
> Prepare a description of the role and capabilities required for a particular appointment including the time commitment required
> Identify and nominate for the approval of the Board suitable candidates to fill Board vacancies
> Recommend to the Board whether or not directors retiring by rotation should be put forward for re-appointment at the next Annual General Meeting
> Satisfy itself with regard to succession planning in respect of both Board and senior appointments.

SJB Shaw was appointed to the Board on 1 January 2004, replacing TF Murphy who had moved from the role of Group Finance Director to President of Gyrus Medical Inc. Mr Shaw was introduced by the Company's Financial Adviser and included in a selection process undertaken by an independent search and selection company.

The terms of reference for each of the Board Committees may be obtained from the Company Secretary or from the Company's website: http://www.gyrusplc.com

Relations with Shareholders
Institutional Investors
The Group has designated BL Steer, Executive Chairman, and SJB Shaw, Chief Financial Officer, as its principal spokesmen with institutional investors, analysts, press and other interested parties. Meetings are held with the Group's institutional investors at least twice a year. Visits to the Group's operating facilities are arranged on a regular basis depending upon demand.

All members of the Board are encouraged to attend analyst or brokers' briefings to develop an understanding of the views of shareholders. In addition, the Chairman and CFO provide feedback to the Board at least twice a year on issues raised to them in meetings with major shareholders. The AGM is normally attended by all Directors and shareholders are invited to ask questions during the meeting and to meet with Directors after the formal proceedings.

The Senior Independent Director, MF Garner, is available to shareholders if they have concerns which contact through the normal channels of Executive Chairman or Chief Executive Officer has failed to resolve or for which such contact is inappropriate. Major shareholders are offered the opportunity to meet new directors and investors may request meetings with directors, including the Senior Independent Director.

Private Investors
All shareholders are sent copies of the Interim and Annual Reports and are given notice to enable them to attend the Company's Annual General Meeting and any Extraordinary General Meetings. Shareholders whose shares are held by nominees may receive the information on request.

Information on the Group, its products and technology, press releases and the Interim and Annual Reports may be found on the Group's website: http://www.gyrusplc.com

Internal Control
The provisions of the Code in respect of internal controls require that directors review all controls including operational, compliance and risk management, as well as financial controls.

The directors, through the Audit Committee, have reviewed the effectiveness of the Group's system of internal control during the period covered by the Annual Report and Accounts and for the period to the date of approval. The directors acknowledge their responsibility for ensuring that the Group maintains an adequate system of internal control and for reviewing its effectiveness. However, it is noted that any system of internal control can only be designed to manage rather than to eliminate the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss.

The key elements of the Group's internal control system are as follows:

Control Environment
> An organisation structure with clearly defined responsibilities and levels of authority
> A system of budgetary control
> The appointment of experienced and professional staff with the necessary ability to fulfil their allotted responsibilities
> Regular monitoring of key areas of business risk
> An approved Group policies and procedures manual and a self-certification process for management to confirm compliance.

Control Procedures, Monitoring and Risk Assessment
The Group has a framework of control procedures that are communicated to all employees.

There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. The risk assessment process involves the senior management of all the Group's businesses in addition to the Group's executive directors. The results of these assessments are summarised and the results reviewed regularly by the Board. In line with the Turnbull guidance, the process is designed to enable management to determine the likelihood of the risk and the adequacy of controls in place to minimise the occurrence of the risk.

Management Information
The Group has a comprehensive process of medium term planning, annual budgets, mid-period forecasts and detailed monthly reporting of performance against budget. The annual budgets are reviewed and revised, if appropriate, by the executive directors before formal approval by the Board. The Group seeks continuous improvement of its management information systems.

Going Concern
After making detailed enquiries, the Board has a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future and accordingly continues to adopt the going concern basis in preparing the financial statements.

EU-adopted International Financial Reporting Standards
For reporting periods on or after 1 January 2005, the consolidated accounts of the Group must comply with EU-adopted International Financial Reporting Standards (IFRS). The Group has reviewed the differences between UK GAAP and IFRS and the results for the year ended 31 December 2004 restated under IFRS (unaudited) are shown on pages 56 to 58. The restated balance sheet at 31 December 2004 (unaudited) is also shown.

Policy on Payment of Suppliers
It is the Group's policy to agree the terms of payment with all suppliers when entering into a transaction, to ensure that all suppliers are aware of the terms of payment and pay them in accordance with their agreed terms and conditions. The Group's average creditor payment period at 31 December 2004 was 27 days (2003: 32 days) and the Company's average creditor payment period at 31 December 2004 was 41 days (2003: 39 days).

Donations and Contributions
During the year the Group made charitable donations of £5,314 (2003: £29,680). No political donations were made during the current or preceding year.

Market Value of Land
In the opinion of the directors there is no material difference between the market value of the land owned by the Group and the value included in the balance sheet.

By order of the Board

Trudy Rankin
Company Secretary
15 March 2005

Statement of Directors' Responsibilities

Company law requires directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period.

In preparing those financial statements, the directors are required to:
> Select suitable accounting policies and then apply them consistently
> Make judgements and estimates that are reasonable and prudent
> State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements
> Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for maintaining proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 1985. They have general responsibility for taking such steps as are reasonable to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.

Consideration of Matters Relating to Directors' Remuneration
The Committee currently comprises the three non-executive directors, C Goodson-Wickes (Chairman), MF Garner and CW Cummings. All of these non-executive directors are independent. The Executive Chairman and other senior executives attend some meetings in an advisory capacity at the invitation of the Committee.

The Committee meets at least four times a year and performs its duties under formal terms of reference which include determining with the Board the Company's broad policy for executive remuneration and, within the terms of this agreed framework, to determine the total individual remuneration packages (including pension rights, performance-related bonus plan and share option awards) for each of the executive directors (including the Chairman) and the Operating Board. In addition to authorising the granting of share options to executives, Operating Board members and other employees within the rules of the existing share plans, the Remuneration Committee is responsible for making appropriate recommendations to the Board with regard to the introduction of, or changes in, share option plans or other long-term incentive arrangements.

No director or manager is involved in any decisions as to his or her own remuneration. The Committee is consulted on and notified of all senior management appointments and related remuneration. It is also consulted on major organisational change.

Fees for non-executive directors are proposed by the Executive Chairman after taking into account fees paid by similar companies and are approved by the Board.

The Remuneration Committee has access to independent advice where it considers it appropriate. During the year such advice was received from New Bridge Street Consultants LLP, remuneration consultants, who were appointed by the Remuneration Committee. New Bridge Street Consultants did not provide any other services to any Company in the Group during the financial year other than advising the Executive Chairman during a review of fees for the non-executive directors.

Remuneration Policy
Remuneration policy centres on ensuring that remuneration packages are sufficiently competitive to attract, retain and motivate the right calibre of executive director and senior manager for each individual function, taking into account the Group's particular activities and its stage of development. The remuneration packages are also designed to align the interests of shareholders and executives with a view to encouraging commitment to the development of the Group for the long term enhancement of shareholder value. In determining remuneration packages for senior executives the Board has regards to pay and conditions elsewhere in the Group.

The policy in respect of directors' remuneration for the forthcoming year is as follows:

Policy on Relative Importance of Performance Linked and Non-Performance Linked Pay
It is the Group's policy to emphasise the performance linked element of remuneration as it believes this policy to be in the interests of shareholders. It does this by rewarding executives with a remuneration package incorporating a moderate basic salary, which is not performance linked, together with participation in the performance linked Annual Bonus Plan and Share Incentive Plans. The potential remuneration linked to performance is intended to be a significant proportion of the total remuneration package. At the 'target' level for incentives it is estimated that 40-45% of total pay comprises performance-related pay.

Basic Salaries
Executive directors' salaries are reviewed annually taking into consideration individual performance over the previous 12 months and pay and employment conditions elsewhere in the Group. The Remuneration Committee also uses information provided by external consultants relating to rates of pay for similar positions in similar mediscience businesses and in UK companies with a similar market capitalisation. Any increases in basic salary are effective from 1 July each year. Basic salaries and total remuneration are set at broadly market median levels.

Pensions
The Group contributes 10% of basic salary to a non-contributory defined contribution pension scheme for SJB Shaw and GR Davis. BL Steer, Executive Chairman, receives an annual pension contribution of £98,000 with payments being spread equally over the year. The contributions are made to a non-contributory defined contribution scheme. The Remuneration Committee considers this appropriate in the context of his total remuneration package and there remains a sensible balance between fixed and performance related remuneration. The Company is currently reviewing its pension provisions in the light of the pensions tax simplification proposals. Actual contributions for executive directors to pension plans in 2004 are shown in the directors' emoluments table on page 28. Non-executive directors' fees are non-pensionable.

Performance Related Annual Bonus Plan
Annual bonus payments are conditional upon demanding performance criteria so as to align incentive awards paid to directors directly with the interests of shareholders. For 2005 bonuses are payable on achievement of demanding profit before tax and goodwill amortisation targets. As in previous years, a maximum of 50% of an executive director's basic salary for the financial year under review is payable for achievement at the targeted level, where target is designed to be stretching but achievable. In addition, the Operating Board, including the executive directors, have an opportunity to increase their bonus potential to a maximum of 100% of basic salary if reported Group earnings performance exceeds the already demanding target. The additional bonus above 50% and up to 100% of basic salary is payable for the achievement of predetermined Group earnings targets and will require exceptional Group performance for the full bonuses to be earned. Bonuses paid to executive directors relating to the Group's performance in 2004 are shown in the director's emoluments table on page 28. The non-executive directors do not participate in the annual bonus plan.

Proposed Long Term Incentive Plan

The Board believes that share participation plans are an important element in attracting, retaining and rewarding executives and the Group's employees at all levels, and aligning their interests with those of shareholders. All employees of the Group are able to participate in either the Save As You Earn Scheme or US Employee Share Purchase Plan following an initial period of service. The Remuneration Committee has recently undertaken a comprehensive review of long-term incentive arrangements for senior executives and has concluded that the existing Executive Share Option Scheme ('ESOS') should be replaced with a new Performance Share Plan ('PSP'). Under this PSP senior executives would be granted a conditional award of free shares which will normally only vest if demanding performance conditions are achieved over a three year period. A resolution to adopt the PSP is being proposed at the forthcoming AGM and the details of the plan can be found in the AGM notice. If the new plan is approved it will be the primary long term incentive plan for senior executives. Following its adoption, it is intended that no further options will be granted under the ESOS, other than in exceptional circumstances.

Performance Conditions

All awards under the PSP will be subject to performance conditions set by the Committee each year. The performance period for awards will be a fixed period of at least three years beginning on the first day of the financial year in which the award is granted with no provision to retest. All awards will lapse at the end of the applicable performance period to the extent that the applicable performance condition has not been satisfied or, in the event of a takeover, is deemed not to have been satisfied.

For initial awards in 2005 (including awards to employees in the US) the vesting of an award will be subject to the achievement of stretching performance conditions based on the growth in the Company's Earnings Per Share ('EPS') from a 2004 base, as follows:

Average annual adjusted EPS growth over three financial years	Proportion of award vesting
8% (i.e. 24% over three years)	25%
18% (i.e. 54% over three years)	100%
8% to 18%	Between 25% and 100% on a pro rata basis

EPS will be the adjusted basic EPS excluding goodwill amortisation, charges relating to share based payments and, at the discretion of the Remuneration Committee, exceptional items. The Remuneration Committee will ensure that there is consistency of treatment in the calculation of EPS as the Company moves to International Financial Reporting Standards.

The Committee considers that EPS growth alone is the most appropriate measure of performance for the time being as it will allow the Company to grant and structure awards in both the UK and US on the same basis, where previously under the Executive Share Option Plan only options granted in the UK were subject to a performance target, based on Total Shareholder Return. As awards are being granted to US employees it was not felt appropriate to have a UK measure of inflation as a benchmark against which to compare EPS growth and therefore the performance condition has not been expressed as RPI+% growth. This fact has been taken into account in determining the growth rates.

Service Contracts

The Company has service contracts with its executive directors. It is Company policy that contracts should contain notice periods of not more than 12 months. The Company's policy is that the Company shall be entitled to terminate the appointment immediately by paying to an executive director a payment in lieu of notice which shall be calculated with regard to the director's common law duty to mitigate his loss.

Details of the contracts for executive directors who served during 2004 are as follows:

	Date of contract	Notice period required from Company	Notice period required from director	Provision for compensation for loss of office
BL Steer	25 June 2002	six months	six months	Payment in lieu of notice – six months basic salary only
SJB Shaw	9 Sept 2003	six months	six months	Payment in lieu of notice which shall be calculated with regard to the Executive's common law duty to mitigate his loss
NM Goble	5 Nov 1997	six months	six months	Payment in lieu of notice which shall be calculated with regard to the Executive's common law duty to mitigate his loss

GR Davis will become a director on 1 April 2005. His service contract is dated 9 September 2003 and includes the same conditions regarding notice period and provision for compensation for loss of office as Mr Shaw. All of the executive directors' service contracts are rolling contracts except for Mr Steer's contract which expires when he relinquishes his responsibilities at the 2007 AGM. Mr Goble's executive contract was terminated on 31 July 2004 and replaced by a non-executive contract for services as described below.

Non-executive directors' terms of appointment are governed by contracts for services. The contracts outline the role of the non-executive director, fees to be paid, anticipated time commitment necessary to meet the expectations of the role, and the need to retire and submit themselves for re-appointment at least once every three years. The contract can be terminated by either party upon six months' written notice (three months in the case of Mr Goble). There is no provision for compensation to be payable upon early termination of the contracts for the non-executive directors.

C Goodson-Wickes was originally appointed as a non-executive director on 20 October 1997, was re-appointed on 25 June 2002 and his three year term expires on 25 June 2005. MF Garner was originally appointed on 20 October 1997, was last re-appointed on 22 May 2003 and his three year term expires on 22 May 2006. KT Kryzwicki and CW Cummings were originally appointed by the Board on 22 May 2003 and were re-appointed at the AGM on 19 May 2004. Dr Goodson-Wickes and Mr Garner stand for re-election at the forthcoming AGM for a further year.

The Board believes that the holding of other directorships outside the Company by executive directors is beneficial for the Group in terms of training and experience. It is therefore the Company's policy that executive directors may hold other directorships outside the Company, and may retain any fees from those directorships, as long as the Company concerned is not in a competing business and the time spent on the outside directorship does not interfere with the director's role within the Company. During 2004 SJB Shaw had reported earnings of £19,778 from other non-executive directorships.

Auditable Information

Individual Aspects of Remuneration

Details of Individual Emoluments and Compensation

The emoluments in respect of qualifying services and compensation of each person who served as a director during the year were as follows:

	Salaries/fees 2004 £'000	Performance related annual bonuses 2004 £'000	Benefits 2004 £'000	Total emoluments excluding pensions 2004 £'000	Total emoluments excluding pensions 2003 £'000	Pension contributions 2004 £'000	Pension contributions 2003 £'000
Executive							
BL Steer (Chairman)	251	195	18	464	283	98	49
SJB Shaw	163	138	16	317	–	16	–
NM Goble	120	–	11	131	211	14	20
TF Murphy	–	–	–	–	224	–	2
CM Smith	–	–	–	–	66	–	3
JW Moore	–	–	–	–	78	–	4
CCO Goble	–	–	–	–	65	–	6
Non-executive							
MF Garner	50	–	–	50	41	–	–
C Goodson-Wickes	40	–	–	40	35	–	–
KT Krzywicki	30	–	–	30	18	–	–
CW Cummings	30	–	–	30	17	–	–
NM Goble	13	–	–	13	–	–	–
GR Davis	–	–	–	–	21	–	–
Total	697	333	45	1,075	1,059	128	84

Notes:

1. No payments were made to any director in respect of compensation for loss of office in 2004 or 2003.
2. Benefits receivable consist of the provision of cars and car allowances, life assurance and medical cover. In addition, in 2003, TF Murphy received a UK housing allowance and UK tax equalisation payments under the terms of his assignment to the UK from the US, and BL Steer and JW Moore each received an award of 25,000 shares under the Share Matching Scheme resulting in a benefit of £42,000 each.
3. C Goodson-Wickes' fees are paid to Medarc Limited, a company controlled by him.
4. Pension contributions represent payments made to defined contribution schemes for UK nationals and to a 401K plan for US nationals. Non-executive directors are not entitled to retirement benefits.
5. In 2004 the executives achieved the target level set in the 2004 bonus plan under which they could receive a bonus of 50% of basic salary and also achieved part of the out-performance element of the bonus plan which was based on a sliding range of targets and under which they could receive up to a further 50% of basic salary, making maximum bonus achievable 100% of basic salary. Bonuses achieved were 78% of basic salary for BL Steer and 85% for SJB Shaw.

Directors' Share Options

Summary particulars of the Group's share option schemes are given in the note 21 to the financial statements. Details of share options of those directors who served during the year are as follows:

	At 01/01/04	Lapsed/ Cancelled in 2004	Granted during 2004	Exercised during 2004	At 31/12/04	Exercise price	Date from which exercisable	Expiry date	Performance conditions
BL Steer									
Pre-Admission	75,000			(75,000)	–	110.0p	23/10/1997	23/10/2004	†
1997 Approved	15,000				15,000	159.5p	15/07/2001	15/07/2008	†
	6,078				6,078	330.0p	16/10/2003	16/10/2010	†
1997 Unapproved	23,922				23,922	330.0p	16/10/2003	16/10/2007	†
	148,055				148,055	264.5p	29/06/2004	29/06/2008	††
	151,316				151,316	285.0p	25/03/2005	25/03/2012	*
	34,354				34,354	155.0p	16/10/2005	16/10/2012	*
	265,822				265,822	197.5p	16/10/2006	16/10/2013	*
SJB Shaw									
1997 Approved	15,189				15,189	197.5p	16/10/2006	16/10/2013	*
1997 Unapproved	106,329				106,329	197.5p	16/10/2006	16/10/2013	*
	–		69,533		69,533	240.0p	25/10/2007	25/10/2014	**
Save As You Earn	–		9,552		9,552	173.0p	01/12/2009	31/5/2010	

Notes:

† These share options were not subject to performance conditions because they were granted before November 2001 when performance conditions were introduced under the Gyrus Share Options Policy.

†† These share options were granted with performance criteria requiring the Company's earnings per share growth to exceed inflation by an average of 3% per annum over a three year period, measured from a base point of 3 pence.

* These share options were granted with performance conditions based on Total Shareholder Return (TSR) over a three year period beginning on the first day of the Company's financial year in which the grant of options is made. Assessment of achievement of the performance conditions is made by comparison to a list of companies from the Techmark Mediscience index which are ranked in order of TSR. In order for 100% of the options to be exercisable Gyrus's TSR must be in the upper quartile relative to the comparator companies. At median ranking only 50% of the options will be exercisable and between median and upper quartile the percentage exercisable will be prorated between 50% and 100%.

** Share options granted in October 2004 have performance based on TSR with assessment of the achievement of the performance condition by comparison to the FTSE small cap index. In order for options to be exercisable Gyrus's TSR must exceed the median of The FTSE small cap index.

The market price of ordinary shares at 31 December 2004 was 223.5 pence and the range during 2004 was 165 pence to 242 pence. All option prices are based on the mid market quotation (MMQ) from the Daily Official List as per the scheme rules. In the case of the UK schemes this was based on the MMQ on the day of grant for all grants before October 2003, and on the day preceding the grant for those issued thereafter. All grants made under the US schemes are based on the MMQ on the day preceding grant. All of the above options were granted for nil consideration.

BL Steer was the only director to exercise share options during the year. Mr Steer exercised options over 75,000 shares on 20 October 2004. The gain on exercise was £90,375. No options were exercised by directors in 2003.

Although eligible to participate in the share option plans until he became a non-executive director on 1 August 2004, NM Goble, who as co-founder of the Company is already a substantial shareholder, did not participate in any of the share option schemes. The non-executive directors do not participate in the share option schemes.

Directors' Remuneration Report continued

Total Shareholder Return (TSR)

The following graph charts the total cumulative shareholder return of the Company from 30 June 1999 to 31 December 2004, in accordance with paragraph 4 of the Director's Remuneration Report Regulations 2002, relative to the FTSE Small Cap Index:



Gyrus Group plc
FTSE Small Caps Index
Value (£)
250
200
150
100
50
0
1999
2000
2001
2002
2003
2004

This graph looks at the value, by the end of 2004, of £100 invested in Gyrus Group on 30 June 1999 compared with that of £100 invested in the FTSE Small Cap Index. The other points plotted are the values at intervening financial period ends.

The Gyrus Share Matching Scheme

There were no matching awards under the Gyrus Share Matching Scheme in 2004. The final matching awards were made in March 2003 and are detailed in the table below:

Name of director	Interests under Scheme at 01/01/03 No. of shares	Additional matching awards granted during year	Matching awards lapsed in year	New shares issued in respect of matching on 19 March 2003 at 166p	Remaining interests under the Scheme at 31/12/03 No. of shares
BL Steer	25,000	–	–	25,000	–
JW Moore	25,000	–	–	25,000	–

Save As You Earn Scheme (SAYE)/US Employee Stock Purchase Plan

All executive directors with UK contracts are eligible to participate in the Save As You Earn Scheme operated by the Company. A maximum of £250 per month may be contributed into the scheme and contracts are entered into for a period of three or five years. Executive directors with US service contracts are eligible to participate in the Employee Share Purchase Plan as described in note 21 to the accounts whereby US employees can enter into a 12 month contract to contribute up to the lower of US$375 or 10% of salary per month to purchase shares in the Company at a 15% discount at the end of the 12 month period.

Annual General Meeting

An ordinary resolution seeking the approval of the Remuneration Report will be proposed at the forthcoming Annual General Meeting on 25 April 2005.

Charles Goodson-Wickes
Chairman of the Remuneration Committee
15 March 2005

Independent Auditors' Report to the Members of Gyrus Group PLC

We have audited the financial statements on pages 32 to 55. We have also audited the information in the directors' remuneration report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the Annual Report and the directors' remuneration report. As described on page 25, this includes responsibility for preparing the financial statements in accordance with applicable United Kingdom law and accounting standards. Our responsibilities, as independent auditors, are established in the United Kingdom by statute, the Auditing Practices Board, the Listing Rules of the Financial Services Authority, and by our profession's ethical guidance.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Group is not disclosed.

We review whether the corporate governance statement on pages 21 to 24 reflects the Company's compliance with the nine provisions of the 2003 FRC Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the other information contained in the Annual Report, including the corporate governance statement and the unaudited part of the directors' remuneration report, and consider whether it is consistent with the audited financial statements. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of Audit Opinion

We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the directors' remuneration report to be audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the directors' remuneration report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the directors' remuneration report to be audited.

Opinion

In our opinion:

> The financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit of the Group for the year then ended

> The financial statements and the part of the directors' remuneration report to be audited have been properly prepared in accordance with the Companies Act 1985.

KPMG Audit PLC
Chartered Accountants
Registered Auditor
Arlington Business Park
Theale
Reading
RG7 4SD
15 March 2005

Consolidated Profit and Loss Account

	Note	£'000	Year ended 31 December 2004 £'000	£'000	Year ended 31 December 2003 as restated – note 2 £'000
Turnover	3		**86,930**		78,132
Cost of sales			**(35,551)**		(31,795)
Gross profit			**51,379**		46,337
Other operating income			**641**		–
Selling and distribution expenses			**(23,089)**		(22,001)
Research and development expenses			**(7,262)**		(6,467)
General and administrative expenses					
– before goodwill amortisation		**(10,622)**		(8,440)	
– goodwill amortisation		**(5,505)**		(5,965)	
Total general and administrative expenses			**(16,127)**		(14,405)
Total operating expenses			**(46,478)**		(42,873)
Operating profit			**5,542**		3,464
Exceptional items					
Profit on sale of land	5		**373**		–
Loss on termination of operation	5		**(400)**		–
			(27)		–
Profit on ordinary activities before interest and taxation	3		**5,515**		3,464
Interest receivable	7		**170**		64
Interest payable and similar charges	8		**(988)**		(1,398)
Profit on ordinary activities before taxation	4		**4,697**		2,130
Taxation (charge)/credit	9		**(485)**		4,544
Profit on ordinary activities after taxation	22		**4,212**		6,674
Earnings per ordinary share	10				
Basic			**5.0p**		8.0p
Diluted			**5.0p**		8.0p
Adjusted basic, excluding goodwill amortisation, deferred taxation and exceptional items			**11.5p**		9.6p

	£'000	£'000
Profit before tax and goodwill amortisation	**10,202**	8,095

The accompanying notes are an integral part of the profit and loss account.

All activities were in respect of continuing operations.

Consolidated Statement of Total Recognised Gains and Losses

	Note	Year ended 31 December 2004 £'000	Year ended 31 December 2003 as restated – note 2 £'000
Profit on ordinary activities after taxation		**4,212**	6,674
Currency translation differences arising on foreign currency net investments		**(8,561)**	(13,175)
Share related awards		**–**	9
Total recognised gains and losses relating to the year		**(4,349)**	(6,492)
Prior year adjustment	2	**(21,421)**	
Total recognised gains and losses since last annual report		**(25,770)**	

Balance Sheets

	Note	Group As at 31 December 2004 £'000	Group As at 31 December 2003 as restated – note 2 £'000	Company As at 31 December 2004 £'000	Company As at 31 December 2003 £'000
Fixed assets					
Intangible assets	12	**85,365**	97,550	**–**	656
Tangible assets	13	**10,396**	12,097	**294**	359
Investments	14	**–**	–	**160,458**	150,747
		95,761	109,647	**160,752**	151,762
Current assets					
Stocks	15	**13,434**	16,814	**–**	–
Debtors – due within one year		**16,314**	14,243	**10,132**	22,206
Deferred tax asset	17	**6,082**	6,160	**421**	–
Debtors	16	**22,396**	20,403	**10,553**	22,206
Cash at bank and in hand		**7,263**	5,392	**–**	–
		43,093	42,609	**10,553**	22,206
Creditors: Amounts falling due within one year	18	**(21,002)**	(11,221)	**(16,635)**	(6,849)
Net current assets/(liabilities)		**22,091**	31,388	**(6,082)**	15,357
Total assets less current liabilities		**117,852**	141,035	**154,670**	167,119
Creditors: Amounts falling due after more than one year	19	**(134)**	(19,448)	**–**	(15,173)
Net assets		**117,718**	121,587	**154,670**	151,946
Capital and reserves					
Share capital	21	**2,160**	2,156	**2,160**	2,156
Share premium account	22	**152,447**	151,971	**152,447**	151,971
Merger reserve	22	**3,860**	3,860	**299**	299
Profit and loss account	22	**(40,749)**	(36,400)	**(236)**	(2,480)
Equity shareholders' funds	22	**117,718**	121,587	**154,670**	151,946

These financial statements were approved by the Board of directors on 15 March 2005 and were signed on its behalf by:

S Shaw
Chief Financial Officer

B Steer
Executive Chairman

Consolidated Cash Flow Statement

	Note	Year ended 31 December 2004 £'000	Year ended 31 December 2003 £'000
Net cash inflow from operating activities	24	**16,306**	12,959
Returns on investment and servicing of finance	26	**(616)**	(1,188)
Taxation	26	**(185)**	(288)
Capital expenditure	26	**(2,240)**	(4,260)
Acquisitions	26	**–**	(4,125)
Cash inflow		**13,265**	3,098
Financing	26	**(10,013)**	(1,667)
Increase in cash in the year	25	**3,252**	1,431

Reconciliation of Net Cash Flow to Movement in Net Debt

	Note	Year ended 31 December 2004 £'000	Year ended 31 December 2003 £'000
Increase in cash in the year	25	**3,252**	1,431
Cash outflow 7 decrease in debt and lease financing	25	**10,493**	1,361
Changes in net debt resulting from cash flows	25	**13,745**	2,792
Inception of new finance leases	25	**–**	(160)
Translation difference	25	**(123)**	(179)
Changes in net debt		**13,622**	2,453
Net debt at beginning of year	25	**(15,471)**	(17,924)
Net debt at end of year	25	**(1,849)**	(15,471)

1. Group Accounting Policies

Accounting Policies

The following accounting policies have been applied consistently, except in relation to the treatment of goodwill acquired in foreign currencies as disclosed in note 2, in dealing with items which are considered material in relation to the Group's financial statements.

Accounting Conventions

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiary undertakings. Details of subsidiary undertakings are shown in note 14. Unless otherwise stated the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Intangible Assets – Goodwill

Goodwill arising on an acquisition in the year ended 30 June 1997 was written off to reserves in accordance with the accounting standard then in force. As permitted by the current accounting standard the goodwill previously written off to reserves has not been reinstated in the balance sheet. Such goodwill will be charged to the profit and loss account if the business to which it relates is disposed of.

Goodwill arising on the acquisition of subsidiary undertakings since 1997, representing any excess of the fair value of the consideration given and associated costs over the fair value of the identifiable assets and liabilities acquired, is capitalised and written off on a straight line basis over its useful economic life of 20 years. Provision is made for any impairment.

Intangible Assets – Licensing Agreement

Licensing agreements are included at cost and depreciated over their useful economic life. Provision is made for any impairment.

Turnover

Product sales are recognised upon shipment of product.

Royalty revenue relating to licensed technology is recognised upon notification of shipment of product or when advised by the other party to the royalty contract that the royalty is earned.

Turnover excludes VAT and similar taxes.

Cost of Sales

Cost of sales represents the material, labour and production overheads incurred in manufacturing the products sold or the purchase cost and directly attributable handling costs of products bought for re-sale.

Research and Development

Expenditure on research and development, including that from which development fees are derived, is written off to the profit and loss account as incurred.

Intellectual Property Rights

Patent disputes are common in the medical devices sector, particularly in the US. Litigation is frequently used to assess the relative merits of such disputes prior to settlement through commercial agreement. All expenditure on intellectual property rights, including the costs of patents and trademarks and the defence of the Group's intellectual property rights, is written off to the profit and loss account as incurred.

Foreign Currencies

Transactions denominated in foreign currencies are recorded at the exchange rate ruling on the date of the transaction. Foreign currencies received are translated at the exchange rate ruling on the date of conversion or at a forward contract rate if hedged. Monetary assets and liabilities expressed in foreign currencies are translated into sterling at rates of exchange ruling at the balance sheet rate. The resulting exchange differences are charged to the profit and loss account for the year except in the case of loans to finance equity investment in overseas subsidiaries where both the investment and loan are translated at the exchange rate ruling at the balance sheet date and the differences are taken directly to reserves.

On consolidation, the results of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets, including goodwill arising on consolidation denominated in foreign currencies, and on the difference between the results of overseas operations translated at average monthly exchange rates and year end rates are dealt with through reserves.

Taxation

Corporation and overseas taxes are recorded on taxable profits at the current rate.

Deferred tax is recognised without discounting in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19: Deferred Tax. In accordance with FRS 19: Deferred Tax, deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of underlying timing differences can be deducted.

1. Group Accounting Policies continued

Investment in Subsidiary Undertakings

The Company's investment in subsidiary undertakings is stated at cost less any provision for impairment.

Fixed Assets and Depreciation

Tangible fixed assets are stated at cost net of depreciation. Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Fixtures and fittings	–	3-10 years
Buildings	–	20 years
Leasehold improvements	–	term of lease
Plant and machinery	–	3-10 years
Placed equipment	–	3 years

Placed equipment relates to equipment placed in clinical settings to generate a stream of 'disposables' revenue. Utilisation of such equipment is measured and provision made where appropriate for impairment.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost is determined on a first in first out basis and includes transport and handling costs. In the case of manufactured products, cost includes all direct expenditure and production overheads based on the normal level of activity. Net realisable value is the price at which the stocks can be sold in the normal course of business after allowing for the costs of realisation and, where appropriate, the cost of conversion from their existing state to a finished condition. Provision is made where necessary for obsolete, slow-moving and defective stocks.

Deferred Income

Advance royalties and non-refundable supply deposits received in connection with development collaboration agreements are deferred on receipt and released to the profit and loss account as appropriate.

Pension Scheme Arrangements

The Group operates a defined contribution scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund. The pension charge represents contributions payable by the Group to the fund.

Employee Share Schemes

Share options are issued at market value at the date of grant and consideration is accounted for when the option is exercised. In respect of the Share Matching Scheme, where there are no performance criteria and the award is not related to past performance, the cost is recognised over the period from the date of the award to the date the employee becomes unconditionally entitled to the shares. Employees have the opportunity to participate in share purchase plans. Shares are issued to employees at the end of the savings period as disclosed in note 21. The consideration for the shares and associated discount are recognised when the savings contract matures.

Finance and Operating Leases

Where the Group enters into a lease which entails taking substantially all the risk and rewards of ownership of an asset, the lease is treated as a 'finance lease'. The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over its estimated useful life or the term of the lease, whichever is the shorter. Future installments under such leases, net of finance charges, are included in creditors. Rentals are apportioned on a sum of the digits basis, between the finance element, which is charged to the profit and loss account, and the capital element, which reduces the outstanding obligation for future installments. All other leases are accounted for as 'operating leases' and the rental charges are charged to the profit and loss account on a straight line basis over the life of the lease.

2. Prior Year Adjustment

The accounts have been prepared on the same basis as the prior year except that goodwill arising on consolidation of foreign subsidiaries held in sterling has been restated to local currency and translated to sterling at closing rate in accordance with best practice under UK GAAP FRED 24 (now implemented as FRS 23). As a result of recent periods of US dollar depreciation, it has been necessary to record a prior year adjustment to reduce the net book value of goodwill by approximately £12 million at 1 January 2003 and by a further £9 million at 31 December 2003 with an equal reduction in reserves. The effect on 2004 is to reduce the amount charged to the profit and loss account in respect of goodwill amortisation by approximately £1.3 million to £5.5 million (2003: adjusted £6.0 million). Further depreciation in the US dollar during 2004 has increased the loss on foreign currency translation taken to reserves as a result of this change in policy by approximately £5.9 million. There was no impact on the Company only numbers as a result of the restatement. The effect of the restatement is as follows:

	Group Year ended 31 December 2004 £'000	Group Year ended 31 December 2003 as restated £'000
Goodwill amortisation		
As previous policy	**(6,848)**	(6,682)
Effect of retranslation of goodwill to local currency	**1,343**	717
As restated	**(5,505)**	(5,965)

	Group Year ended 31 December 2004 £'000	Group Year ended 31 December 2003 as restated £'000
Profit on ordinary activities after taxation		
As previous policy	**2,869**	5,957
Effect of retranslation of goodwill to local currency	**1,343**	717
As restated	**4,212**	6,674

	Group Year ended 31 December 2004 £'000	Group Year ended 31 December 2003 as restated £'000
Net assets		
As previous policy	**143,730**	143,008
Effect of retranslation of goodwill to local currency	**(26,012)**	(21,421)
As restated	**117,718**	121,587

	Group Year ended 31 December 2004 £'000	Group Year ended 31 December 2003 as restated £'000
Loss on foreign currency translation taken to reserves		
As previous policy	**(2,627)**	(2,860)
Effect of retranslation of goodwill to local currency	**(5,934)**	(10,315)
As restated	**(8,561)**	(13,175)
Earnings per share (basic)		
As previous policy	**3.4p**	7.2p
Effect of retranslation of goodwill to local currency	**1.6p**	0.8p
As restated	**5.0p**	8.0p
Earnings per share (diluted)		
As previous policy	**3.4p**	7.1p
Effect of retranslation of goodwill to local currency	**1.6p**	0.9p
As restated	**5.0p**	8.0p
Earnings per share (excluding goodwill amortisation, deferred tax and exceptional items)		
As previous policy	**11.5p**	9.6p
As restated	**11.5p**	9.6p

Earnings on which EPS is based are disclosed in note 10.

3. Segmental Information

i) Geographic

	Year ended 31 December 2004 £'000	Year ended 31 December 2003 as restated – note 2 £'000
Turnover by destination		
North America	**58,427**	56,048
United Kingdom and rest of Europe	**21,747**	19,647
Rest of World	**6,756**	2,437
	86,930	78,132
Turnover by origin		
North America	**55,146**	53,571
United Kingdom and rest of Europe	**29,976**	24,561
Rest of World	**1,808**	–
	86,930	78,132
Profit before interest and taxation by origin		
North America	**2,918**	3,470
United Kingdom and rest of Europe	**2,566**	(6)
Rest of World	**31**	–
	5,515	3,464

	As at 31 December 2004 £'000	As at 31 December 2003 as restated – note 2 £'000
Operating net assets		
North America	**108,323**	123,505
United Kingdom and rest of Europe	**18,238**	17,008
Rest of world	**269**	270
	126,830	140,783
Finance leases	**(184)**	(308)
Bank loans	**(8,928)**	(18,888)
Net assets	**117,718**	121,587

ii) Business Segment

Year ended 31 December 2004	ENT £'000	Surgical £'000	Partnered Technologies £'000	**Total £'000**
Turnover	38,369	28,822	19,739	**86,930**
Cost of sales	(16,261)	(7,795)	(11,495)	**(35,551)**
Other operating income	–	–	641	**641**
Sales and marketing	(12,550)	(10,539)	–	**(23,089)**
Research and development	(1,995)	(1,184)	(3,703)	**(6,882)**
General and administration before goodwill amortisation	(5,171)	(2,634)	(2,698)	**(10,503)**
Exceptional item: Profit on sale of land	373	–	–	**373**
Segment profit before goodwill amortisation	2,765	6,670	2,484	**11,919**
Amortisation of goodwill	(4,095)	(1,127)	(283)	**(5,505)**
Segment (loss)/profit	(1,330)	5,543	2,201	**6,414**
Expenses not allocated				
– Central research and development				**(380)**
– Exceptional item: Loss on termination of operation				**(400)**
– General and administration				**(119)**
Profit before interest and taxation				**5,515**

3. **Segmental Information** continued

Year ended 31 December 2003 as restated – note 2	ENT £'000	Surgical £'000	Partnered Technologies £'000	Total £'000
Turnover	35,099	25,282	17,751	**78,132**
Cost of sales	(13,179)	(8,141)	(10,475)	**(31,795)**
Sales and marketing	(13,368)	(8,633)	–	**(22,001)**
Research and development	(1,910)	(1,301)	(2,928)	**(6,139)**
General and administration before goodwill amortisation	(3,304)	(1,412)	(1,490)	**(6,206)**
Segment profit before goodwill amortisation	3,338	5,795	2,858	**11,991**
Amortisation of goodwill	(4,386)	(1,263)	(316)	**(5,965)**
Segment (loss)/profit	(1,048)	4,532	2,542	**6,026**
Expenses not allocated:				
– Central research and development				**(328)**
– General and administration				**(2,234)**
Profit before interest and taxation				**3,464**

The segmental information above reflects the wider strategy of the Group, focusing on direct costs for each segment.

The unallocated costs consist of Group related items which are not directly attributable to market segments.

Net assets by business segment are not disclosed. Amongst the Group's subsidiary companies there is homogeneous use of assets by the reported business segments.

4. Profit on Ordinary Activities Before Taxation

Profit on ordinary activities before taxation is stated after charging:

	Year ended 31 December 2004 £'000	Year ended 31 December 2003 as restated – note 2 £'000
Depreciation on tangible fixed assets:		
– Owned	**3,492**	3,903
– Leased	**70**	94
Amortisation of goodwill	**5,505**	5,965
Amortisation of licensing agreements	**323**	106
Amortisation of patents	**23**	20
Auditors' remuneration:		
– Audit fees payable	**219**	161
– Non audit fees payable to the Company's auditor and its associates	**196**	116
Operating lease rentals for:		
– Land and buildings	**904**	912
– Plant and machinery	**334**	159

Audit fees included above relating to the Company total £65,000 (2003: £49,000).

Non audit fees paid to the Company auditor and its associates in 2004 comprise of £181,000 related to tax compliance and tax advisory work including the completion of the UK tax returns and US state and federal tax returns and £15,000 in respect of audit work on the restatement of the 2004 financial statements under International Financial Reporting Standards.

Non audit fees paid to the Company auditor and its associates in 2003 comprise £111,000 related to tax compliance and tax advisory work including the completion of the UK tax returns and US state and federal tax returns and £5,000 in respect of a review of the impact of International Financial Reporting Standards on the Group's financial policies. In addition £27,000 was paid to the Company auditor in 2003 in respect of tax due diligence and other advisory work on acquisitions. This amount was capitalised as a cost of acquisition.

5. Exceptional Items

	2004 £'000	2003 £'000
Profit on sale of land	373	–
Loss on termination of operation	(400)	–
	(27)	–

During the year the Group decided to discontinue its operations in the biotechnology sector resulting in a loss of £400,000 on the disposal of its investment.

The effect on the taxation charge for the year of the exceptional items recognised below operating profit is disclosed in note 9.

6. Staff Numbers and Costs

The average monthly number of employees (including executive directors) was:

	Number of employees 2004	2003
Research and development	69	82
Production	326	340
Selling and distribution	133	144
General and administration	89	75
	617	641

Their aggregate remuneration comprised:

	Year ended 31 December 2004 £'000	Year ended 31 December 2003 £'000
Wages and salaries	20,179	20,181
Social security costs	1,745	1,741
Other pension costs	1,098	793
Share related awards	–	9
	23,022	22,724

Pension contributions accrued at the year end amounted to £171,926 (2003: £50,932).

The emoluments, share options and pension entitlements of directors are contained in the Directors' Remuneration Report on pages 26 to 30.

7. Interest Receivable

	2004 £'000	2003 £'000
Bank interest receivable	**170**	64

8. Interest Payable and Similar Charges

	2004 £'000	2003 £'000
On bank loans and overdrafts	**967**	1,367
On finance leases and hire purchase contracts	**21**	31
	988	1,398

9. Taxation (Charge)/Credit

Analysis of (charge)/credit for the year

	Year ended 31 December 2004 £'000	Year ended 31 December 2003 £'000
Current tax		
UK corporation tax charge on profit for the year	**(286)**	–
Adjustments in respect of previous periods	**–**	130
	(286)	130
Foreign tax on profits for the year	**(359)**	(308)
Adjustments in respect of previous periods	**–**	88
	(359)	(220)
Total current tax charge	**(645)**	(90)
Deferred tax		
Origination/reversal of timing differences	**160**	4,634
Tax (charge)/credit on profit on ordinary activities	**(485)**	4,544
Tax (charge)/credit as profit on ordinary activities classified as:		
– Trading	**(605)**	4,544
– Exceptional items	**120**	–
	(485)	4,544

Factors Affecting the Current Tax Charge for the Year

The current tax charge for the year is lower (2003: lower) than the standard rate of corporation tax in the UK. The differences are explained below.

	Year ended 31 December 2004 £'000	Year ended 31 December 2003 as restated – note 2 £'000
Current tax reconciliation		
Profit on ordinary activities before taxation	**4,697**	2,130
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2003: 30%)	**1,409**	639
Effects of:		
Expenses not deductible for tax purposes	**885**	810
Items not tax deductible until paid	**(394)**	(1,703)
Capital allowances for period in excess of depreciation	**–**	(427)
Depreciation in excess of capital allowances	**37**	–
Other short term timing differences	**(512)**	–
Utilisation of tax losses	**(977)**	775
Higher tax rates on overseas earnings	**67**	126
US State taxes	**130**	–
UK research and development tax credit	**–**	(130)
Current tax charge for year	**645**	90

9. Taxation (Charge)/Credit continued

Factors that may affect future tax charges

The Group has considerable tax losses still available for use against future profits earned in the US. The full value of these losses has not been recognised (see note 17). The benefit of these unrecognised losses will be reflected in future years' tax charges.

10. Earnings per Ordinary Share

The basic and diluted earnings per ordinary share is based on profits attributable to ordinary shareholders for the period of £4,212,000 (2003: £6,674,000). The basic earnings per ordinary share is based on the weighted average number of ordinary shares of 83,426,097 (2003: 83,251,136). The diluted earnings per ordinary share in 2004 is based on the weighted average number of ordinary shares of 83,809,138 (2003: 83,583,612).

The adjusted basic earnings per share before amortisation of goodwill and deferred tax is based on profit attributable to ordinary shareholders of £9,584,000 (2003: £8,005,000).

Earnings on which adjusted basic EPS is based:

	Group Year ended 31 December 2004 £'000	Group Year ended 31 December 2003 as restated – note 2 £'000
Basic earnings for the year	**4,212**	6,674
Goodwill amortisation	**5,505**	5,965
Exceptional items	**27**	–
Deferred taxation	**(160)**	(4,634)
Earnings for the year excluding goodwill amortisation, deferred taxation and exceptional items	**9,584**	8,005

2003 earnings were enhanced by a credit of £4.6 million in respect of deferred taxation, reflecting an increase in the estimated recoverability of past losses as a result of the Group's longer and ongoing profitable trading history. For this reason, in addition to basic and diluted EPS as prescribed in FRS14, the Group discloses earnings per share excluding deferred taxation. Goodwill amortisation and exceptional items are also excluded for reasons of ease of comparability from year to year.

11. Profit/(Loss) Attributable to the Company

The profit dealt with in the accounts of the Company is £2,243,937 (2003: loss of £642,982). As provided by section 230(4) of the Companies Act 1985, no profit and loss account is presented in respect of Gyrus Group PLC.

12. Intangible Fixed Assets

Group	Patents £'000	Licensing agreements £'000	Goodwill £'000	Total £'000
Cost				
At 1 January 2004	55	985	137,121	138,161
Prior year adjustment	–	–	(24,859)	(24,859)
At 1 January 2004 restated	55	985	112,262	113,302
Additions	1	–	–	1
Disposals	–	(400)	–	(400)
Exchange movement	(6)	(42)	(7,225)	(7,273)
At 31 December 2004	50	543	105,037	105,630
Amortisation				
At 1 January 2004	9	161	19,020	19,190
Prior year adjustment	–	–	(3,438)	(3,438)
At 1 January 2004 restated	9	161	15,582	15,752
Charge for the year	23	323	5,505	5,851
Disposals	–	(26)	–	(26)
Exchange movement	(6)	(15)	(1,291)	(1,312)
At 31 December 2004	26	443	19,796	20,265
Net book value				
At 31 December 2004	**24**	**100**	**85,241**	**85,365**
At 1 January 2004	46	824	118,101	118,971
At 1 January 2004 restated	46	824	96,680	97,550

Details of the prior year adjustment can be found in note 2.

Company	Licensing agreements £'000
Cost	
At 1 January 2004	679
Additions	–
Disposals	(400)
Exchange movement	(19)
At 31 December 2004	260
Depreciation	
At 1 January 2004	23
Charge for the year	238
Exchange movement	(1)
At 31 December 2004	260
Net book value	
At 31 December 2004	–
At 1 January 2004	656

13. Tangible Fixed Assets

Group	Freehold land and buildings £'000	Leasehold improvements £'000	Plant and machinery £'000	Fixtures and fittings £'000	Placed equipment £'000	Total £'000
Cost						
At 1 January 2004	2,629	2,523	7,176	2,831	5,826	20,985
Additions	–	18	855	443	1,341	2,657
Disposals	(45)	(86)	(247)	(273)	(107)	(758)
Transfers to stock	–	–	(54)	–	89	35
Exchange movement	(236)	(55)	(572)	(109)	(444)	(1,416)
At 31 December 2004	2,348	2,400	7,158	2,892	6,705	21,503
Depreciation						
At 1 January 2004	254	776	3,812	1,693	2,353	8,888
Charge for the year	81	212	1,138	449	1,682	3,562
Disposals	–	(83)	(223)	(269)	(31)	(606)
Transfers to stock	–	–	–	–	–	–
Exchange movement	(87)	(18)	(354)	(67)	(211)	(737)
At 31 December 2004	248	887	4,373	1,806	3,793	11,107
Net book value						
At 31 December 2004	**2,100**	**1,513**	**2,785**	**1,086**	**2,912**	**10,396**
At 1 January 2004	2,375	1,747	3,364	1,138	3,473	12,097

Leased assets included in the above:

Fixtures and fittings	2004 £'000	2003 £'000
Net book value	347	417
Depreciation charge for the year	70	94

Company	Leasehold improvements £'000	Fixtures and fittings £'000	Total £'000
Cost			
At 1 January 2004	383	147	530
Additions	1	14	15
Disposals	–	(3)	(3)
At 31 December 2004	384	158	542
Depreciation			
At 1 January 2004	109	62	171
Charge for the year	38	41	79
Disposals	–	(2)	(2)
At 31 December 2004	147	101	248
Net book value			
At 31 December 2004	**237**	**57**	**294**
At 1 January 2004	274	85	359

14. Fixed Asset Investments

The Company and the Group has investments in the following principal subsidiary undertakings which affected the profits or net assets of the Group. To avoid a statement of excessive length, details of investments which are not significant have been omitted. A full list of the Group companies will be disclosed in the Company's annual return (s231(6)(b), CA85).

	Country of incorporation	Principal activity	Holding	%
Gyrus Medical Limited	Great Britain	Design, development, manufacture and marketing of surgical systems	160,447 ordinary shares of £1 each	100
			894,532 A preference shares of 50p each	100
			39,389 B preference shares of £2 each	100
			589,926 AA convertible shares of £1 each	100
			259,100 BB convertible shares of £1 each	100
Gyrus Medical Inc*	United States of America	Design, development, manufacture and marketing of surgical instruments	3,000 shares of US$0.01 each	100
Gyrus International Ltd	Great Britain	Sales and marketing of medical devices	50,000 ordinary shares of 10p each	100
Gyrus ENT LLC*	United States of America	Design, development and manufacture of medical devices	100 shares of 1p each	100
Gyrus Medical B.V.* (formerly Entermed B.V.)	The Netherlands	Sale of ENT medical devices	350 shares of €45 each	100
Gyrus Medical B.V.B.A.* (formerly Entermed B.V.B.A)	Belgium	Sale of ENT medical devices	186 shares of €100 each	100
Entermed FZC Limited*	Dubai	Sale of ENT medical devices	100 shares of US$400 each	100
Explorent GmbH	Germany	Sale of ENT medical devices	100 shares of €260 each	100
Gyrus North American Sales Inc*	United States of America	Sales and marketing of medical devices	1,000 shares of US$1 each	100

* Indirect investments of the Company through wholly owned intermediary holding companies within the Group.

Cost and Net Book Value

Company	Shares in Group undertakings £'000	Loans to Group undertakings £'000	Capital contribution £'000	Total £'000
At 1 January 2004	80,650	70,097	–	150,747
Capital contribution made to Gyrus Medical Limited	–	–	9,700	9,700
Exchange movement	11	–	–	11
At 31 December 2004	80,661	70,097	9,700	160,458

Capital loan notes are receivable from Group undertakings. Interest is based on six month LIBOR plus 2%.

15. Stocks

	Group 2004 £'000	Group 2003 £'000
Raw materials and consumables	**6,642**	6,114
Work in progress	**731**	1,315
Finished goods and goods for resale	**6,061**	9,385
	13,434	16,814

16. Debtors

	Note	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Trade debtors		**13,834**	12,061	**–**	–
Amounts owed by subsidiary undertakings		**–**	–	**9,024**	21,263
Other debtors		**1,368**	888	**926**	271
Prepayments and accrued income		**1,112**	1,294	**182**	672
Deferred taxation	17	**6,082**	6,160	**421**	–
		22,396	20,403	**10,553**	22,206

17. Deferred Taxation

	Group Deferred tax £'000	Company Deferred tax £'000
At 1 January 2004	6,160	–
Credit to profit and loss account in year	160	421
Loss on foreign currency translation	(238)	–
At 31 December 2004	**6,082**	**421**

The elements of deferred taxation are as follows:

	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Difference between accumulated depreciation and amortisation and capital allowances	**(396)**	(665)	**(17)**	–
Accrued interest	**61**	490	**–**	–
Other provisions and timing differences	**836**	715	**65**	20
Tax losses	**14,423**	17,905	**373**	895
Total potential net deferred tax asset	**14,924**	18,445	**421**	915
Less: provision for recoverability	**(8,842)**	(12,285)	**–**	(915)
Net deferred tax asset recognised	**6,082**	6,160	**421**	–
Deferred tax asset recognised	**6,478**	6,825	**438**	–
Deferred tax liability	**(396)**	(665)	**(17)**	–
Net deferred tax asset recognised	**6,082**	6,160	**421**	–

Following a change in the Group's transfer pricing policy a deferred tax asset has been recognised in relation to tax losses arising in Gyrus Group PLC in prior years. These are now expected to be fully utilised in 2005. The provision for recoverability relates solely to the deferred tax asset arising from past losses in the US that are not expected to be utilised within five trading years. Whilst the quantum of the US losses recognised has remained unchanged in local currency the sterling deferred tax asset has reduced as a result of translation at the exchange rate prevailing at the year end. A loss on translation of £0.2 million has been recognised through reserves.

18. Creditors: Amounts Falling Due Within One Year

	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Bank overdraft and bank loan	**8,928**	1,667	**6,700**	657
Obligations under finance lease and hire purchase contracts	**58**	107	**–**	–
Trade creditors	**2,878**	3,175	**275**	408
Amounts owed to subsidiary undertakings	**–**	–	**6,461**	4,694
Other taxes and social security	**885**	850	**105**	–
Other creditors	**739**	264	**282**	64
Accruals and deferred income	**7,514**	5,158	**2,812**	1,026
	21,002	11,221	**16,635**	6,849

19. Creditors: Amounts Falling Due After More Than One Year

	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Bank loans	**–**	18,888	**–**	15,173
Obligations under finance lease and hire purchase contracts	**126**	201	**–**	–
Other creditors	**8**	359	**–**	–
	134	19,448	**–**	15,173

	Group 2004 £'000	Group 2003 £'000	Company 2004 £'000	Company 2003 £'000
Obligations under finance lease and hire purchase contracts				
Within one year	**58**	107	**–**	–
Between one and two years	**12**	63	**–**	–
Between two and five years	**114**	138	**–**	–
	184	308	**–**	–
Bank loans				
Within one year	**8,928**	–	**5,040**	–
Between one and two years	**–**	18,888	**–**	15,173
	8,928	18,888	**5,040**	15,173

The Group has a set-off arrangement for UK sterling bank accounts with its principal banker. The bank overdraft shown in 2003 falls within this facility and as at 31 December 2004 the overdraft has been shown as offset by other cash balances at the same bank.

The loan of £8,928,000 (Company: £5,040,000) is available under a revolving loan facility of £30,000,000 which expires in December 2005. Each advance drawn under the revolving loan is repaid on the last business day of each fixed term interest period (typically three to six months) but is redrawn unless the Group gives notice to the contrary or an event of default or potential default has occurred. In these circumstances the 2003 loan of £18,888,000 (Company: £15,173,000) was shown as falling due for repayment in more than one year. The loan is secured by a fixed and floating debenture on the assets of the Group. The interest rate for each advance drawn under the revolving facility is fixed on the date of the advance for the agreed interest period at LIBOR plus 1.25%, for periods after 29 August 2003 and at LIBOR plus 2% for periods prior to this.

20. Financial Instruments

Interest Rate Exposure

Financial Assets

As at 31 December 2004 the Group's sterling, US dollar and Euro denominated cash at bank of £7,263,000 (2003: £5,392,000) earned interest based on prevailing interest rates and could be drawn on demand. The Group's other financial assets are interest free and fall due within one month. The financial assets by currency are included in the disclosure below.

	2004 £'000	2003 £'000
Cash at bank and short term investments		
– Sterling	**2,043**	1,002
– US dollar	**3,366**	2,886
– Euros	**1,854**	1,504
	7,263	5,392
Short term debtors (excluding deferred taxation)		
– Sterling	**3,999**	3,043
– US dollar	**10,306**	8,799
– Euros	**2,009**	2,401
	16,314	14,243

Financial Liabilities

At 31 December 2004 the Group had obligations under finance leases of £184,000 (2003: £308,000) with a weighted average fixed interest rate of 7.49% (2003: 8.47%) for a weighted average period of 31 months (2003: 43 months).

At 31 December 2004 the Group had bank loans of £8,928,000 (2003: £18,888,000), analysed as follows:

	2004 Total of loans held by currency £'000	2004 Average interest rate	2004 Weighted average duration of loans Months	2003 Total of loans held by currency £'000	2003 Average interest rate	2003 Weighted average duration of loans Months
Sterling	**1,500**	**6.1725%**	**2.0**	11,650	5.3156%	2.0
US dollar	**3,464**	**3.3379%**	**1.3**	3,523	2.3860%	1.7
Euros	**3,964**	**3.4742%**	**4.7**	3,715	3.4200%	1.0
Total	**8,928**			18,888		

The interest rate for each advance drawn down on the revolving bank facility is fixed on the date of the advance for the agreed period at LIBOR plus 1.25% for periods after 29 August 2003 and at LIBOR plus 2% for periods prior to this.

The Group's other financial liabilities are interest free and fall due within one month. The total financial liabilities by currency are included in the disclosure below.

	2004 £'000	2003 £'000
Short term creditors		
– Sterling	**7,741**	3,737
– US dollar	**7,785**	4,537
– Euros	**5,476**	2,947
	21,002	11,221
Long term creditors		
– Sterling	**17**	11,722
– US dollar	**109**	3,844
– Euros	**8**	3,882
	134	19,448

20. Financial Instruments continued

Currency Exposures

The Group's currency profile at 31 December 2004 is disclosed above. All monetary assets and liabilities are translated into sterling at the rate of exchange ruling at the year end.

At 31 December 2004 there were the following net foreign currency monetary assets/(liabilities) denominated in currencies other than the functional currencies of the business to which they relate:

Functional Currency of Group Operation

	US dollar £'000	Sterling £'000	Euros £'000	Total £'000
Sterling	2,616	–	(2,968)	(352)
US dollar	–	(36)	(286)	(322)
Euros	–	–	–	–
At 31 December 2004	**2,616**	**(36)**	**(3,254)**	**(674)**

	US dollar £'000	Sterling £'000	Euros £'000	Total £'000
Sterling	2,734	–	659	3,393
US dollar	–	(26)	(83)	(109)
Euros	(1)	(92)	–	(93)
At 31 December 2003	2,733	(118)	576	3,191

Forward foreign exchange contracts are entered into from time to time to hedge foreign currency exposure.

At 31 December 2004 the Group had the following obligations to sell currency.

Currency	Amounts outstanding	Exchange rates	Term
US$	300,000	1.7911	to 01 February 2005
US$	350,000	1.7984	to 29 April 2005
US$	250,000	1.7677	to 29 April 2005
US$	100,000	1.7762	to 29 April 2005
US$	450,000	1.8311	to 29 April 2005
US$	250,000	1.7864	to 03 May 2005
US$	250,000	1.7653	to 31 May 2005
US$	400,000	1.7737	to 31 May 2005
US$	350,000	1.8871	to 31 May 2005
US$	250,000	1.7833	to 01 June 2005
US$	250,000	1.7704	to 30 June 2005
US$	250,000	1.7602	to 30 June 2005
US$	215,000	1.9189	to 30 June 2005
US$	250,000	1.7798	to 01 July 2005
US$	250,000	1.8231	to 29 July 2005
US$	250,000	1.7754	to 01 August 2005

At 31 December 2003 the Group had the following obligations to sell currency.

Currency	Amounts outstanding	Exchange rates	Term
US$	1,000,000	1.7655	to 30 June 2004
Euros	500,000	1.4275	to 30 June 2004
Euros	500,000	1.4256	to 30 July 2004
Euros	500,000	1.4239	to 31 August 2004

20. Financial Instruments continued

At 31 December 2004 the Group had obligations to sell US$ under an Enhanced Forward Window Transaction agreement. The exchange rate for the transaction will be dependent upon the prevailing spot rate three working days prior to the Settlement Date. If the spot rate is greater than 1.96, then the exchange rate used for conversion to sterling will be 1.96, if the spot rate is between 1.7790 and 1.9559, then the exchange rate used will be the spot rate, and if the spot rate is less than 1.7790, then the exchange rate used will be 1.8993. At 31 December the Group had the following obligation to sell currency.

Currency	Amounts outstanding	Settlement date
US$	215,000	31 January 2005
US$	518,000	31 March 2005
US$	728,000	29 April 2005
US$	729,000	31 May 2005
US$	749,000	30 June 2005
US$	1,021,000	29 July 2005
US$	1,149,000	31 August 2005
US$	1,040,000	30 September 2005
US$	1,168,000	31 October 2005
US$	1,014,000	30 November 2005
US$	1,172,000	30 December 2005

Maturity of Financial Instruments

All financial assets fall due within one year or on demand except as noted above. The maturity profile of the Group's financial liabilities at 31 December 2004 and 2003 was as follows:

	2004 £'000	2003 £'000
Within one year or on demand (note 18)	**8,986**	1,774
Between one and two years (note 19)	**12**	63
Between two and five years (note 19)	**114**	19,026
	9,112	20,863

Borrowing Facilities

The Group has committed borrowing facilities of £30 million (2003: £30 million) representing a revolving loan with its main UK banker. At 31 December 2004, £8,928,000 (2003: £18,888,000) of this facility had been utilised. These facilities are subject to review on 31 December 2005.

Fair Values of Financial Assets and Liabilities

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities at 31 December 2004 and 31 December 2003.

Primary Financial Instruments Held or Issued to Finance the Group's Operations

	2004 Book value £'000	2004 Fair value £'000	2003 Book value £'000	2003 Fair value £'000
Short term financial liabilities and current portion of long term borrowings	**21,002**	**21,002**	11,221	11,287
Long term borrowings	**134**	**134**	19,448	19,448
Financial assets	**23,577**	**23,577**	19,635	19,635

The carrying value approximates to fair value because of the short maturity of the assets and liabilities and the revolving nature of the borrowings, each advance being linked to LIBOR (see note 19).

Derivative Financial Instruments Held to Manage the Currency Profile

	2004 Book value £'000	2004 Fair value £'000	2003 Book value £'000	2003 Fair value £'000
Forward foreign exchange contracts	**–**	**115**	–	3

The fair value of the forward foreign exchange contracts has been determined by calculating the cost of settling the contracts at 31 December 2004 and 31 December 2003. The fair value of the Enhanced Forward Window Transaction agreement has been determined using a mark to market valuation as at 31 December 2004.

20. Financial Instruments continued

Gains and Losses on Hedges

From time to time the Group enters into forward foreign currency contracts to reduce the currency exposures that arise on sales denominated in foreign currencies. Changes in the fair values of instruments used as hedges are not recognised in the financial statements until the hedged position matures. At 1 January 2004 there were notional unrecognised gains on hedges totalling £3,000 (2003: £137,000). At 31 December 2004 there was a notional unrecognised gain on hedges totalling £115,000 (2003: £3,000). The notional unrecognised gains of £115,000 in 2004 are expected to be recognised within one year.

21. Called Up Share Capital

	2004 £'000	2003 £'000
Authorised:		
167,681,500 (2003: 167,681,500) ordinary shares of 1p each	**1,677**	1,677
2,646,370 (2003: 2,646,370) deferred redeemable shares of 50p each	**1,323**	1,323
Allotted, called up and fully paid:		
83,652,980 (2003: 83,306,049) ordinary shares of 1p each	**837**	833
2,646,370 (2003: 2,646,370) deferred redeemable shares of 50p each	**1,323**	1,323
	2,160	2,156

Rights of Shares

The deferred redeemable shares of 50p each have no rights to participation in the profits or assets of the Company and have no rights of notice or to vote at any general meeting. The deferred redeemable shares can be acquired at any time by a person nominated by the Company for total consideration of 1p per share.

Issued Share Capital

On 7 April 2004 Gyrus Group PLC issued 53,616 ordinary shares to employees in connection with the US Employee Stock Purchase Plan at a price of 142p, being a 15% discount on the mid market price of the day preceding grant.

On 1 December 2004 Gyrus Group PLC issued 92,323 ordinary shares to employees in connection with the UK Save As You Earn Scheme at a price of 161p, being a 20% discount on the market price of the day preceding the invitation date.

During 2004 employees exercised options over 200,992 ordinary shares in Gyrus Group PLC at an average price of 149p.

21. Called Up Share Capital continued

Contingent Rights – Employee Share Option Plans

At 31 December 2004 certain directors and employees held the following options to subscribe for ordinary shares of 1p each.

Normally exercisable between	Exercise price per share	2004 number of shares	2003 number of shares
The Gyrus Pre-Admission Scheme			
Up to 16/09/2004	80.0p	–	28,500
Up to 16/10/2004	110.0p	–	121,604
		–	150,104
The Gyrus 1997 Approved Share Option Plan			
15/07/01 to 15/07/08	159.5p	**35,800**	39,550
15/03/02 to 15/03/09	191.0p	**7,000**	7,150
01/10/02 to 01/10/09	178.5p	**27,571**	46,371
28/03/03 to 28/03/10	405.0p	**7,740**	7,740
16/10/03 to 16/10/10	330.0p	**34,523**	38,248
23/03/04 to 23/03/11	311.5p	**37,370**	37,370
02/10/04 to 02/10/11	202.5p	**74,458**	83,380
08/04/05 to 08/04/12	284.5p	**11,915**	14,253
16/10/05 to 16/10/12	155.0p	**138,469**	149,530
26/03/06 to 26/03/13	169.5p	**20,850**	29,709
16/10/06 to 16/10/13	197.5p	**60,173**	76,173
07/05/07 to 07/05/14	213.5p	**13,961**	–
25/10/07 to 25/10/14	240.0p	**26,333**	–
		496,163	529,474

Normally exercisable between	Exercise price per share	2004 number of shares	2003 number of shares
The Gyrus 1997 Unapproved Share Option Plan			
01/10/02 to 01/10/06	178.5p	**12,129**	12,129
16/10/03 to 16/10/07	330.0p	**170,084**	192,757
23/03/04 to 23/03/08	311.5p	**740**	740
29/06/04 to 29/06/08	264.5p	**148,055**	148,055
02/10/04 to 02/10/08	202.5p	**100,372**	100,372
30/10/04 to 30/10/08	200.0p	–	20,000
25/03/05 to 25/03/12	285.0p	**151,316**	151,316
16/10/05 to 16/10/12	155.0p	**146,097**	198,597
26/03/06 to 26/03/13	169.5p	**16,018**	16,018
16/10/06 to 16/10/13	197.5p	**586,163**	626,163
07/05/07 to 07/05/14	213.5p	**67,880**	–
25/10/07 to 25/10/14	240.0p	**280,675**	–
		1,679,529	1,466,147

21. Called Up Share Capital continued

Normally exercisable between	Exercise price per share	2004 number of shares	2003 number of shares
The Gyrus Group PLC US Stock Option Plan			
29/06/04 to 29/06/11	264.5p	**17,890**	17,890
03/10/04 to 03/10/11	202.5p	**244,509**	320,588
Various 31/12/01-31/12/03 to 03/10/11	202.5p	**420,000**	420,000
30/10/04 to 30/10/11	200.0p	**47,081**	57,081
Various 31/10/01-17/04/03 to 15/10/10	330.0p	**100,000**	150,000
08/04/05 to 08/04/12	285.0p	**27,612**	48,729
16/10/05 to 16/10/12	155.0p	**393,297**	473,576
26/03/06 to 26/03/13	169.5p	**173,510**	215,985
16/10/06 to 16/10/13	197.5p	**186,015**	193,773
07/05/07 to 07/05/14	213.5p	**208,447**	–
25/10/07 to 25/10/14	240.0p	**447,563**	–
		2,265,924	1,897,622
Gyrus Group Qualifying Non-Employee Share Option Plan			
08/04/05 to 08/04/12	285.0p	**58,800**	58,800
16/10/05 to 16/10/12	155.0p	**25,500**	25,500
26/03/06 to 26/03/13	169.5p	**22,000**	29,000
		106,300	113,300
UK Save As You Earn Scheme			
01/06/04 to 30/11/04	250.0p	–	1,705
01/06/06 to 30/11/06	250.0p	–	1,350
01/12/04 to 31/05/05	161.0p	**9,794**	115,097
01/12/06 to 31/05/07	161.0p	**30,835**	43,168
1/12/05 to 31/05/06	149.0p	**70,590**	82,764
01/12/07 to 31/05/08	149.0p	**33,068**	39,681
01/12/06 to 31/05/07	172.0p	**15,118**	16,833
01/12/08 to 31/05/09	172.0p	**7,740**	7,740
01/12/07 to 31/05/08	173.0p	**101,564**	–
01/12/09 to 31/05/10	173.0p	**25,407**	–
		294,116	308,338

US Employee Stock Purchase Plan

At 31 December 2004 the maximum number of shares which could be purchased under the Employee Stock Purchase Plan at the end of the annual savings contract period in April 2005 was approximately 46,000 shares (2003: 58,000 shares).

Description of the Share Schemes:

Gyrus Pre-Admission Share Option Scheme

An unapproved option scheme under which options were granted to all employees prior to flotation. The scheme is now terminated.

Gyrus 1997 Approved Share Option Plan and the Gyrus 1997 Unapproved Share Option Plan

Discretionary schemes under which UK directors and employees are granted options to purchase shares in the Company. The exercise price of the option is based on the market price on the day of grant for all grants before October 2003 and on the day preceding the grant for those issued thereafter. There is no discount. Options are capable of exercise after three years and within ten years of the date of grant. Those granted since November 2001 are subject to Total Shareholder Return performance targets, except for those issued to all employees on a formula basis on achieving their six month anniversary with the Group.

Gyrus PLC US Stock Option Plan

A discretionary scheme used to award share options to US employees. The option price is based on the market price on the day preceding grant and there is no discount. Options are generally exercisable after three years, but the plan does allow for variable vesting, and within ten years. Performance conditions are not normally imposed on US share options except for PLC Board directors.

Gyrus Group Qualifying Non-Employee Stock Option Plan

A plan approved by shareholders in 2002 to enable Gyrus to grant share options, within strict guidelines, to independent sales people, consultants and members of the scientific advisory panel. The option price is the market price on the day preceding grant and there is no discount. All grants to independent sales people have sales-related performance conditions. Options are exercisable after three years and within ten years.

21. Called Up Share Capital continued

Save As You Earn Scheme

A scheme under which UK employees can enter into savings contracts with a building society for a period of three or five years and use the proceeds of their savings account to purchase shares in the Company on the exercise of options. The option price is the market price on the day preceding the invitation date discounted by a maximum of 20%.

US Employee Stock Purchase Plan

A scheme under which US employees can participate in a 12 month purchase plan during which they can elect to have a percentage of their compensation withheld, subject to a maximum of 10% of gross basic salary, capped at a maximum contribution of US$375 per month. After the end of the 12 month offering period the contributions are used to purchase ordinary shares in the Company at the lower of the market price at the opening of the offering period or the closing of the offering period, discounted by 15%.

Details of options granted to directors and the share price ranges in the year are given in the Directors' Remuneration Report on pages 26 to 30.

22. Reconciliations of Movements in Shareholders' Funds

Group	Share capital £'000	Share premium £'000	Merger reserve £'000	Profit & loss £'000	**Total 2004 £'000**	Total 2003 £'000
At 1 January	2,156	151,971	3,860	(14,979)	**143,008**	139,788
Prior year adjustment	–	–	–	(21,421)	**(21,421)**	(11,823)
At 1 January restated – note 2	2,156	151,971	3,860	(36,400)	**121,587**	127,965
Issue of shares						
Issued on exercise of share options	4	476	–	–	**480**	113
Issued in connection with Gyrus Share Matching Scheme	–	–	–	–	**–**	1
Profit for the year	–	–	–	4,212	**4,212**	6,674
Loss on foreign currency translation	–	–	–	(8,561)	**(8,561)**	(13,175)
Share related awards	–	–	–	–	**–**	9
At 31 December	2,160	152,447	3,860	(40,749)	**117,718**	121,587

The cumulative total of goodwill written off against reserves in respect of acquisitions prior to 1 January 1998, when FRS10: Goodwill and Intangible assets was adopted, amounted to £106,000 (2003: £106,000).

Company	Share capital £'000	Share premium £'000	Merger reserve £'000	Profit & Loss £'000	**Total 2004 £'000**	Total 2003 £'000
At 1 January	2,156	151,971	299	(2,480)	**151,946**	152,475
Issue of shares						
Issued on exercise of share options	4	476	–	–	**480**	113
Issued in connection with Gyrus Share Matching Scheme	–	–	–	–	**–**	1
Profit/(loss) for the year (note 11)	–	–	–	2,244	**2,244**	(643)
At 31 December	2,160	152,447	299	(236)	**154,670**	151,946

23. Financial Commitments

	Group		Company	
	2004 £'000	2003 £'000	**2004 £'000**	2003 £'000
Capital expenditure contracted for	**49**	46	**–**	–
Annual commitments under non-cancellable operating leases which expire as follows:				
Land and buildings				
– Within one year	**3**	3	**–**	–
– Within two to five years	**98**	102	**–**	–
– Over five years	**884**	922	**131**	131
	985	1,027	**131**	131
Others				
– Within one year	**146**	73	**–**	–
– Within two to five years	**237**	216	**–**	–
	383	289	**–**	–
Total	**1,368**	1,316	**131**	131

24. Reconciliation of Operating Profit to Cash Flow from Operating Activities

	2004 £'000	2003 as restated – note 2 £'000
Operating profit	**5,542**	3,464
Goodwill amortisation	**5,505**	5,965
Licences and patents amortisation	**345**	126
Depreciation charges	**3,562**	3,997
Loss on disposal of fixed assets	**137**	236
Exceptional items		
– Profit on sale of land	**373**	–
– Loss on termination of operations	**(400)**	–
Decrease in stocks	**856**	2,269
Increase in debtors	**(1,578)**	(493)
Increase/(decrease) in creditors	**1,964**	(2,614)
Share related awards	**–**	9
	16,306	12,959

25. Analysis of Net Debt

	At 31 December 2003 £'000	Cash flows £'000	Exchange movement £'000	**At 31 December 2004 £'000**
Cash at bank and in hand	5,392	2,005	(134)	**7,263**
Bank overdraft	(1,247)	1,247	–	**–**
Cash at bank and in hand	4,145	3,252	(134)	**7,263**
Debt due within one year	(420)	(8,508)	–	**(8,928)**
Debt due after one year	(18,888)	18,888	–	**–**
Finance lease	(308)	113	11	**(184)**
Net debt	(15,471)	13,745	(123)	**(1,849)**

26. Gross Cash Flows

	2004 £'000	2003 £'000
Returns on investment and servicing of finance		
Interest received	**171**	64
Interest paid	**(766)**	(1,221)
Interest element in finance lease rental payments	**(21)**	(31)
Net cash outflow from returns on investments and servicing of finance	**(616)**	(1,188)
Taxation		
Tax paid	**(185)**	(418)
Research and development tax credit received	**–**	130
Net cash outflow from taxation	**(185)**	(288)
Capital expenditure		
Purchase of intangible fixed assets	**–**	(722)
Purchase of tangible fixed assets	**(2,657)**	(3,538)
Proceeds of sale of tangible fixed assets	**417**	–
Net cash outflow from capital expenditure	**(2,240)**	(4,260)
Acquisitions		
Purchase of subsidiary undertakings	**–**	(4,258)
Net cash acquired with subsidiaries	**–**	133
Net cash outflow from acquisitions	**–**	(4,125)
Financing		
Capital element of finance lease rental payments	**(113)**	(169)
Bank loan	**(10,380)**	(1,612)
Issue of share capital	**480**	114
Net cash (outflow)/inflow from financing	**(10,013)**	(1,667)

Unaudited Information
Guidance on the Effect of International Financial Reporting Standards on Gyrus Group PLC

The IFRS information set out on pages 56 to 58 is unaudited proforma information designed to illustrate to shareholders the effect that adoption of IFRS would have had on the 2004 profit and loss account (under IFRS to be known as the Income Statement), earnings per share and the balance sheet.

First-time Adoption of International Financial Reporting and Accounting Policies
In the year ending 31 December 2005, Gyrus Group PLC will adopt EU-adopted International Financial Reporting Standards (IFRS) for the first time. The Group will apply IFRS 1, First-time Adoption of International Financial Reporting Standards and the date of transition to IFRS is 1 January 2004.

The adoption of IFRS will result in a number of changes to the Group's accounting policies and the table below illustrates the effect of these changes on the UK GAAP profit reported for the year ended 31 December 2004 and on the earnings per share.

Effect on Profit for the year ended 31 December 2004

	Results for the year ended 31/12/04 under UK GAAP (audited) £'000	Charge for share based payments (note 1) £'000	Goodwill amortisation (note 2) £'000	Capitalised development expenditure (note 3) £'000	Deferred tax liability recognised (note 4) £'000	Interest on deferred consideration (note 5) £'000	Results for the year ended 31/12/04 under IFRS (unaudited) £'000
Revenue	86,930	–	–	–	–	–	86,930
Cost of sales	(35,551)	(19)	–	–	–	–	(35,570)
Gross profit	51,379	(19)	–	–	–	–	51,360
Other operating income	641	–	–	–	–	–	641
Selling and distribution expenses	(23,089)	(69)	–	–	–	–	(23,158)
Research and development expenses	(7,262)	(18)	–	141	–	–	(7,139)
General and administrative expenses	(16,127)	(218)	5,505	–	–	–	(10,840)
Net operating profit	5,542	(324)	5,505	141	–	–	10,864
Profit on sale of land (note 7)	373	–	–	–	–	–	373
Loss for the period from terminated operations (note 7)	(400)	–	–	–	–	–	(400)
Profit before interest and taxation	5,515	(324)	5,505	141	–	–	10,837
Finance income	170	–	–	–	–	–	170
Finance costs	(988)	–	–	–	–	(32)	(1,020)
Profit before tax	4,697	(324)	5,505	141	–	(32)	9,987
Tax expense (note 8)	(485)	45	–	(42)	(1,022)	–	(1,504)
Net profit/(loss)	4,212	(279)	5,505	99	(1,022)	(32)	8,483

Earnings per ordinary share		
Basic	5.0p	10.2p
Diluted	5.0p	10.1p
Adjusted basic excluding goodwill, deferred tax and material non-recurring items shown separately on face of income statement	11.5p	11.2p

Effect on Balance Sheet as at 31 December 2004

The effect of the changes to the Group's accounting policies on the equity of the Group at 31 December 2004 was as follows:

	At 31 December 2004 under UK GAAP (audited) £'000	IFRS adjustments £'000	Note Number*	At 31 December 2004 as restated under IFRS (unaudited) £'000
Non-current assets				
Property, plant and equipment	10,396	–		10,396
Goodwill	85,241	5,468	2	90,709
Intangible assets	124	141	3	265
Deferred tax asset	–	4,403	4,5,6	4,403
	95,761	10,012		105,773
Current assets				
Inventories	13,434	–		13,434
Trade receivables	13,834	–		13,834
Deferred tax asset	6,082	(6,082)	6	–
Other receivables	2,480	–		2,480
Cash and cash equivalents	7,263	–		7,263
	43,093	(6,082)		37,011
Current liabilities				
Trade payables	(2,878)	–		(2,878)
Other taxes and social security	(885)	–		(885)
Obligations under finance leases	(58)	–		(58)
Bank overdrafts and loans	(8,928)	–		(8,928)
Other creditors	(739)	5	5	(734)
Accruals and deferred income	(7,514)	–		(7,514)
	(21,002)	5		(20,997)
Net current assets	22,091	(6,077)		16,014
Total assets less current liabilities	117,852	3,935		121,787
Non-current liabilities				
Obligations under finance leases	(126)	–		(126)
Other creditors	(8)	–		(8)
	(134)	–		(134)
Net assets	117,718	3,935		121,653
Equity				
Share capital	2,160	–		2,160
Share Premium	152,447	–		152,447
Merger reserve	3,860	–		3,860
Retained earnings brought forward at 1 January 2004	(36,400)	(708)		(37,108)
Profit for 2004	4,212	4,271		8,483
Movement on Share Option Reserve 2004	–	324		324
Movement on foreign exchange in 2004	(8,561)	48		(8,513)
Total equity	117,718	3,935		121,653

* Notes are provided on page 58.

Unaudited Information
continued

Effect on Balance Sheet as at 31 December 2004 continued

Notes:

1. **Charge for share based payments**
   Under IFRS 2 a charge must be recognised for any share based payments including awards under the Group's share option plans and under the Save As You Earn Scheme and the US Employee Purchase Plan. The cost of the option is based on the fair value of the option at the date of grant and is charged to profit and loss account over the vesting period. A charge has been recognised for all awards granted since 7 November 2002 and not vested by 31 December 2004. It is charged to the same profit and loss account expense category as the costs of the employee to whom the share award has been made. An equivalent amount is credited to the profit and loss reserve in the balance sheet.
2. **Goodwill**
   The Group's policy under UK GAAP regarding the amortisation of goodwill was to amortise the goodwill over 20 years. Under IFRS 3, there is no amortisation of goodwill so this adjustment removes the goodwill amortisation charge under UK GAAP. An annual impairment review is performed under IFRS and any reduction in the carrying value is to be written down through the income statement. The impairment review at 31 December 2004 confirmed that there had been no impairment of goodwill.
3. **Capitalised development expenditure**
   Under UK GAAP all research and development expenditure was charged to the profit and loss account as incurred. Under IAS 38 development expenditure which meets certain specified criteria is required to be capitalised and amortised over its useful life. £141,000 (representing 2% of the Group's total Research and Development cost) of 2004 development expenditure has been identified which would have been capitalised (net of amortisation) under IFRS. This policy has not been applied retrospectively due to the non-availability of relevant information.
4. **Recognition of deferred tax liability where goodwill amortisation is eligible for a tax deduction**
   Gyrus's auditors currently advise that under IAS 12, accounting for taxes on income, it is necessary to recognise the deferred tax liability which arises on goodwill which is eligible for a tax deduction in the US but for which, under IAS, there is no amortisation charge in the income statement. The only circumstances in which the liability would crystallise would be the sale of the assets of the subsidiary to which the goodwill relates or an impairment of that goodwill. The board considers the likelihood of either of these events occurring to be remote and will be seeking further guidance on the relevant accounting.
5. **Deferred consideration**
   Adjustment for interest on deferred consideration required under IFRS 3.
6. **Reclassification of deferred tax asset as a non current-asset**
   Deferred tax is shown in the balance sheet as a non-current asset under IAS, rather than as a current asset as under UK GAAP.
7. **Treatment of exceptional items**
   The audited profit and loss account for the year ended 31 December includes an exceptional item of £27,000. Under IFRS, there is no concept of 'exceptional' items. Material non-recurring items, for example, those of a type that under UK GAAP would be exceptional items, may not be aggregated but may be disclosed separately below operating profit.
8. **Tax effect**
   Many of the above adjustments require an adjustment to the tax charge. The aggregate adjustment represents additional deferred tax provided and does not involve an additional liability to be paid in cash.

Gyrus Group PLC has taken advantage of the following exemptions:

1. Under IFRS 3, Business Combinations, no restatement of business combinations prior to adopting IFRS.
2. Under IAS 21, The effects of changes in foreign exchange rates, no prior adjustment for cumulative translation differences that existed at the date of transition to IFRS.
3. Under IAS 32, Financial Instruments: Disclosure and Presentation, and IAS 39, Financial Instruments: Recognition and Measurement, no restatement of comparatives for 2004 so the information is disclosed in line with UK GAAP.

The IFRS information set out on pages 56 to 58 does not constitute the Company's statutory accounts for the year ended 31 December 2004. Those accounts, which were prepared under UK GAAP in accordance with the Companies Act 1985, have been reported on by the Company's auditor and their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985. The accounts will be delivered to the registrar of companies in due course.

Advisers

Stockbrokers and Financial Advisers
Numis Securities Ltd
Cheapside House
138 Cheapside
London EC2V 6LH

Panmure Gordon
50 Stratton Street
London W1J 8LL

Auditors
KPMG Audit PLC
Arlington Business Park
Theale
Reading RG7 4SD

Principal Bankers
Bank of Scotland
Level 7
Bishopgate Exchange
155 Bishopgate
London EC2M 3YB

Registrars
Capita IRG PLC
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU

Solicitors
Jones Day Gouldens
10 Old Bailey
London EC4M 7NG

Patents Agents
Withers & Rogers
Goldings House
2 Hays Lane
London SE1 2HW

Company Secretary
Trudy Rankin ACA
410 Wharfdale Road
Winnersh Triangle
Wokingham
Berkshire RG41 5RA

Trademarks

'PlasmaCision', 'Gyrus' and the Gyrus logo are registered trademarks of Gyrus Group PLC.

'PK' and 'PlasmaKnife' are registered trademarks of Gyrus Group PLC.

'PlasmaKinetic' is a registered trademark of Gyrus Medical Ltd.

'VAPR' and 'SuperPulse' are trademarks of Gyrus Medical Ltd.

'Diego' and 'Fasterplasty' are registered trademarks of Gyrus ENT LLC.

'TCRF' is a registered trademark of Gyrus ENT LLC.

'PlasmaSpatula' and 'PK System Seal' are trademarks of Gyrus Medical Inc.

'RetroX' is a registered trademark of auric Hörsysteme GmbH.

'VersaPoint' is a registered trademark of DePuy Mitek Inc.

Designed and produced by Carnegie Orr +44 (0)20 7610 6140
www.carnegieorr.com



Gyrus Group PLC

Fortran Road
St Mellons
Cardiff
CF3 0LT
Tel +44 (0)29 2077 6300
Fax +44 (0)29 2077 6301

www.gyrusplc.com

This document comprises a prospectus relating to Gyrus Group PLC prepared in accordance with the Prospectus Rules of the UK Listing Authority made under section 73A of the Financial Services and Markets Act 2000.

The directors of the Company, whose names appear on page 4 of this document, and the Company accept responsibility for the information contained in this document. To the best of the knowledge of the Directors and the Company (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and contains no omission likely to affect its import.

Your attention is directed to the risk factors set out in Part II of this document for a discussion of certain factors that should be considered in connection with an investment in the Placing Shares.

If you have sold or otherwise transferred all of your Ordinary Shares, please forward this document, together with the accompanying documents, as soon as possible to the purchaser or transferee, or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. The distribution of this document in jurisdictions other than the United Kingdom may be restricted by law and therefore persons into whose possession this document comes should inform themselves of, and observe, such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Application has been made to the UK Listing Authority for the Placing Shares to be admitted to the Official List of the UK Listing Authority and to the London Stock Exchange for the Placing Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that admission to listing and trading will become effective and that dealings in the Placing Shares will commence at 8.00 a.m. on 21 July 2005.

Gyrus Group PLC

(incorporated in England and Wales under the Companies Act 1985 with registered number 3234242)

Proposed Acquisition of

American Cystoscope Makers, Inc.

and

Vendor Placing of 61,560,025 Placing Shares at 250 pence per Placing Share

---

Numis Securities Limited is acting for Gyrus and no one else in connection with the Vendor Placing and other matters referred to herein and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Numis Securities Limited nor for giving advice in relation to the Vendor Placing or any other matter referred to herein.

Bear, Stearns International Limited is acting for Gyrus and no one else in connection with the Vendor Placing and other matters referred to herein and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Bear, Stearns International Limited nor for giving advice in relation to the Vendor Placing or any other matter referred to herein.

Panmure Gordon (UK) Limited is acting for Gyrus and no one else in connection with the Vendor Placing and other matters referred to herein and will not be responsible to anyone other than Gyrus for providing the protections afforded to clients of Panmure Gordon (UK) Limited nor for giving advice in relation to the Vendor Placing or any other matter referred to herein.

This document does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for any securities. This document provides you with information about the Vendor Placing but does not invite you to participate therein. Gyrus has already separately contacted the investors who may participate in the Vendor Placing and does not solicit or accept any further subscriptions.

For disclosure purposes only, the Placing Shares offered in the Vendor Placing have not been, nor will they be, registered under the United States Securities Act of 1933, as amended (the **"Securities Act"**) or under the securities laws or the regulations of any state of the United States, or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the Placing Shares may not be offered or sold in the United States, Australia, Canada or Japan or to or for the account or benefit of any national, resident or citizen of Australia, Canada or Japan or any US person.

The Placing Shares will be identical to and rank *pari passu* in all respects with the existing Ordinary Shares and will rank in full for all dividends and other distributions declared, made or paid in respect of the Ordinary Shares after the date of Admission.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised. The delivery of this document shall not, under any circumstances, create any implication that there has been no change in the affairs of the Group since the date of this document or that the information in it is correct as of any subsequent time. This document does not constitute an offer or solicitation in any state or other jurisdiction.

NOTICES TO US INVESTORS

UK regulations require Gyrus to distribute this document to all of its Shareholders, including US persons. This document does not constitute an offer to purchase or subscribe for any securities. Gyrus does not solicit or accept any further subscriptions to the Placing Shares.

For UK disclosure purposes only, note that Gyrus has already separately contacted a limited number sophisticated investors who will participate in the Vendor Placing and purchase Placing Shares in a transaction intended to rely upon an exemption from registration under the Securities Act pursuant to Section 4(2) and Regulation S. The Placing Shares are not being offered through any form of general solicitation or advertising. The Placing Shares offered in the Vendor Placing have not been registered with or approved or disapproved by the SEC, any state securities commission or any other regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Vendor Placing or the accuracy or adequacy of this document. Any representation to the contrary is a criminal offence in the United States. The Placing Shares are "restricted securities" under the federal securities laws of the United States inasmuch as they have not been registered under the Securities Act.

CURRENCY AND FINANCIAL STATEMENT PRESENTATION

Unless otherwise indicated, all references in this document to "pounds sterling", "sterling", "£", "p", "pence" or "penny" are to the lawful currency of the United Kingdom, all references to "US$", "US dollars", "dollars", "$" or "cents" are to the lawful currency of the United States of America and all references to "€" are to the single currency of the member states of the European Communities that adopt or have adopted the euro as their lawful currency under the legislation of the European Community for Economic and Monetary Union. The Company prepares its financial statements in pounds sterling.

Unless otherwise indicated, financial information in this document, including the financial information in Parts IV and V and the pro forma information in Part VI, has been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP.

For illustrative purposes only, and except as otherwise stated, the exchange rate of U.S.$1.80705 to £1.00 has been used to translate financial information into pounds sterling, being the U.S.$/£ exchange rate prevailing on 15 June 2005.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this document that are not historical facts are "forward-looking" statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's control and all of which are based on the Company's current beliefs and expectations about future events. Forward-looking statements are typically identified by the use of forward-looking terminology such as "believes", "expects", "may", "will", "could", "should", "intends", "estimates", "plans", "assumes" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. In addition, from time to time, the Company or its representatives have made or may make forward-looking statements orally or in writing. Furthermore, such forward-looking statements may be included in, but are not limited to, press releases or oral statements made by or with the approval of an authorised executive officer of the Company.

These forward-looking statements and other statements contained in this document regarding matters that are not historical facts involve predictions. No assurance can be given that such future results will be achieved; actual events or results may differ materially as a result of risks and uncertainties facing the Company and its subsidiaries (see Part III: Risk Factors). Such risks and uncertainties could cause actual results to vary materially from the future results indicated, expressed or implied in such forward-looking statements. The forward-looking statements contained in this document speak only as of the date of this document. The Company and the Directors disclaim any obligation or undertaking to publicly update or revise any forward-looking statements contained in this document save as required to comply with any legal or regulatory obligations.

CONTENTS

		Page
Directors, Secretary, Registered Office and Advisers		4
Timetable of Principal Events		5
Statistics Relating to the Vendor Placing		5
Part I	Summary	6
Part II	Risk Factors	12
Part III	General Information on Gyrus and ACMI	17
Part IV	Operating and Financial Review	27
Part V	Financial Information on Gyrus	35
Part VI	Financial Information and Accountants' Report on ACMI	86
Part VII	Pro Forma Financial Information	115
Part VIII	Additional Information	119
Part IX	Definitions	160
Part X	Glossary of Technical Terms	163

DIRECTORS, SECRETARY, REGISTERED OFFICE AND ADVISERS

Directors	
Brian Steer	Executive Chairman
Michael Garner	Non-executive Deputy Chairman
Roy Davis	Chief Operating Officer
Simon Shaw	Chief Financial Officer
Professor Charles Cummings	Non-executive Director
Dr Mark Goble	Non-executive Director
Dr Charles Goodson-Wickes	Non-executive Director
Keith Krzywicki	Non-executive Director
Company Secretary	Trudy Rankin
Registered Office	Fortran Road St. Mellons Cardiff CF3 0LT
Sponsor, Joint Financial Adviser and Joint Broker	Numis Securities Limited Cheapside House 138 Cheapside London EC2V 6LH
Joint Financial Adviser	Bear, Stearns International Limited One Canada Square London E14 5AD
Joint Broker	Panmure Gordon (UK) Limited Moorgate Hall 155 Moorgate London EC2M 6XB
English and US Legal Advisers to the Company	Allen & Overy LLP One New Change London EC4M 9QQ
English Legal Advisers to the Sponsor	Travers Smith 10 Snow Hill London EC1A 2AL
Auditors and Reporting Accountants	KPMG Audit Plc Arlington Business Park Theale Reading RG7 4SD (Chartered accountants regulated by the Institute of Chartered Accountants in England and Wales)
Registrars	Capita IRG PLC Bourne House 34 Beckenham Road Beckenham Kent BR3 4TU
Financial PR	Financial Dynamics Holborn Gate 26 Southampton Buildings London WC2A 1PB

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

	2005
Circular and Forms of Proxy posted to Shareholders	16 June
Latest time and date for receipt of Forms of Proxy	11.00 a.m. on 2 July
Extraordinary General Meeting	11.00 a.m. on 4 July
Expected date of completion of the Acquisition, Admission, settlement and commencement of dealings in the Placing Shares	8.00 a.m. on 21 July
Expected date for crediting of the Placing Shares issued to CREST stock accounts in uncertificated (paperless) form	21 July
Despatch of definitive share certificates in respect of the Placing Shares in certificated form by	21 July

Notes:

(1) The dates set out in the Expected Timetable of Principal Events above and mentioned throughout this document may be adjusted by agreement between the Company and Numis, in which event the new dates will be notified to the UK Listing Authority and to the London Stock Exchange and, where appropriate, to Shareholders.

(2) All references to time in this document are to British Summer Time.

STATISTICS RELATING TO THE VENDOR PLACING

Number of Placing Shares	61,560,025
Number of Ordinary Shares in issue immediately following completion of the Vendor Placing (assuming no exercise of options under the Share Incentive Schemes)	145,383,517
Market capitalisation of the Company immediately following completion of the Vendor Placing (at the Placing Price)	£363,458,792

PART I

SUMMARY

The following summary information does not purport to be complete and should be read as an introduction to the more detailed information appearing elsewhere in this document, including the financial information in Parts V, VI and VII from which it is partly derived. Any decision by a prospective investor to invest in Placing Shares should be based on consideration of the document as a whole and not solely on this summarized information. Following the implementation of the relevant provisions of the Prospectus Directive (Directive 2003/71/EC) in each member state of the European Economic Area (EEA) civil liability will attach to the Directors in any such member state for this summary, including any translation hereof if, but only if, this summary is misleading, inaccurate or inconsistent when read together with the other parts of this document. Where a claim relating to the information contained in this document is brought before a court, the plaintiff investor might, under the national legislation of the EEA states, be required to bear the costs of translating this document before legal proceedings are initiated.

1. INTRODUCTION

On 16 June 2005 the Company announced that it had agreed to acquire ACMI. ACMI designs, manufactures, markets and services surgical systems to be used by surgeons and physicians primarily for diagnosis and minimally invasive surgery in the fields of urology and gynaecology.

The Company has agreed to acquire ACMI for a consideration of $333 million plus the assumption of debt and other obligations to be repaid by the Company of $164 million resulting in a total consideration of $497 million (£275 million). The consideration will be satisfied through the issue of the Placing Shares and from new banking facilities. The entire proceeds of the allotment of the Placing Shares (which will be issued in consideration for the outstanding shares of common stock of ACMI) will be paid to the Sellers.

2. INFORMATION ON ACMI

ACMI was founded in 1904 and was a pioneer in the development of urological instrumentation and endoscopic equipment. ACMI currently targets four key areas in the field of minimally invasive surgery: urology; gynaecology; general surgery; and visualisation. It has a significant direct US sales force focused primarily on minimally invasive technology in the fields of urology, gynaecology and general surgery and has four manufacturing facilities in the US and Canada. It also has an Israel-based subsidiary, CByond, a research and development company developing technologies in the digital visualisation area.

ACMI achieved total sales of $184.7 million in the financial year ended 31 December 2004 and earnings before interest, tax, depreciation, amortisation and operating exceptional items and adjusted for one off operating items ("adjusted earnings") of $27.0 million (£14.9 million). As at 31 December 2004 ACMI had net assets of $37.9 million. ACMI generated US sales in the financial year ended 31 December 2004 of $109.7 million in urology, $35.6 million in gynaecology and general surgery and $5.7 million in visualisation (not including sales of visualisation products within urology, gynaecology and general surgery).

3. REASONS FOR AND BENEFITS OF THE ACQUISITION

Gyrus's vision is to become a world leader in the medical device field by providing innovative, procedure-enabling products that minimise discomfort and improve patient outcomes. Following completion of the Acquisition, this will remain the vision of the Enlarged Group as Gyrus's and ACMI's complementary products share a focus on surgeon-led and indication-specific procedures in minimally invasive surgery. The Enlarged Group will combine ACMI's urology, gynaecology and

endoscopic expertise with Gyrus's tissue management technology in these fields. This will enable the Enlarged Group to meet two key requirements of surgeons – the ability to visualise the operative site and the ability effectively to manipulate tissue with minimum collateral damage.

Specifically the Directors believe that the Acquisition will bring the following benefits to the Enlarged Group:

Opportunities in urology
ACMI's US leadership position in urology and its broad product range will complement the SuperPulse™ system, Gyrus's increasingly successful product offering for urological surgery.

Opportunities in gynaecology
ACMI's gynaecology business will add a wider product range and other gynaecological procedures to Gyrus's existing strength in the field of laparoscopic hysterectomies.

Opportunities in general surgery
The Enlarged Group's established US product range and leading positions in urology and gynaecology will provide a platform from which to expand into general surgery with technologies in visualisation and tissue management.

Opportunities in visualisation
ACMI's established position in surgical visualisation, coupled with its recently-developed All-Digital Endoscopy™ system, will enable the Enlarged Group to sell visualisation products into each of its specialist indication areas. Digital endoscopy offers enhanced picture clarity and definition. A patented combined array of lightsource microchip and optics offers the potential to develop narrower scopes for a wider field of applications.

Sales force efficiencies
The addition of the existing ACMI sales team will give the Enlarged Group the platform to expand and better utilise its sales forces which will be organised into a urology sales force and a gynaecology and general surgery sales force. This should allow the Enlarged Group to maximise the opportunities within the combined product-specific portfolio and increase its focus on direct sales.

Improving the international sales network
Outside the US, the combination of ACMI's product portfolio and Gyrus's direct sales teams and distribution network should allow the Enlarged Group to expand and enhance its international sales performance.

Manufacturing efficiencies
The integration of the existing manufacturing expertise and facilities of Gyrus and ACMI should allow the Enlarged Group to continue to improve manufacturing efficiencies. In particular, the existing Gyrus "lean manufacturing" process and ACMI "process improvements" initiatives will be combined to improve profitability.

R&D efficiencies
The Enlarged Group will have a portfolio of products ranging from Gyrus's PK technology through to ACMI's All-Digital Endoscopy™ system allowing it to continue to target the surgeon-led, indication-focused demand for specialist products. The Enlarged Group should benefit from the combination of the R&D capabilities and expertise of Gyrus and ACMI and will continue to invest in R&D to enhance its existing product range and develop the next generation of products.

4. STRATEGY AND PROSPECTS OF THE ENLARGED GROUP

Following completion of the Acquisition it is intended that Gyrus's existing surgical division will be separated into two with a urology division focused on that area and a restructured surgical

division focused on gynaecology and general surgery. Consequently, the Enlarged Group will have four operating divisions:

(a) ENT Division – focused on otology, sinus and rhinology and head & neck;

(b) Urology Division – focused on urology;

(c) Surgical Division – focused on gynaecology and general surgery; and

(d) Partnered Technologies Division – which will continue to exploit the Enlarged Group's technologies outside its core areas of focus through strategic partnership. This division is focused on the cosmetic, cardiovascular, gastrointestinal, hysteroscopy and arthroscopy areas.

ACMI achieved adjusted earnings (as defined in section 2 above) in the financial year ended 31 December 2004 of $27.0 million (£14.9 million). The Directors anticipate that the Enlarged Group will benefit from the process improvement programme initiated by ACMI in the fourth quarter of 2004 and that, in addition, the combination of ACMI and Gyrus will create opportunities for cost synergies arising from:

- expansion of Gyrus's "lean manufacturing" process throughout the Enlarged Group to improve gross margins;
- utilising improved purchasing power across the supply chain to reduce material costs;
- optimisation of the manufacturing facilities; and
- rationalisation of back office functions.

The Directors expect the process improvement programme and cost synergy benefits taken together to enhance pre-tax earnings by approximately $22 million (£12.2 million) per annum by the end of the three-year period following the Acquisition. In order to realise these benefits, the Directors anticipate significant non-recurring costs of approximately $33 million (£18.3 million) in total. It is likely that these costs will be accounted for across the whole of the three year period following the Acquisition. The Directors believe that the Acquisition will be earnings enhancing in 2006 and for the foreseeable future, before any non-recurring costs, the amortisation of intangible assets and any non-cash charges for equity incentive schemes required under International Financial Reporting Standards (IFRS).

The Directors anticipate significant opportunities to enhance the revenues of the Enlarged Group through the realignment of the Enlarged Group's sales forces into separate urology and gynaecology/general surgery teams.

Given the benefits likely to accrue to the Enlarged Group in the form of ACMI's process improvements programme and the synergies that the Directors expect to arise as a result of the Acquisition, the Directors view the financial and trading prospects of the Enlarged Group for the current financial year and beyond with optimism.

Upon completion of the Acquisition, the Enlarged Group will have pro forma net borrowings of approximately £139.3 million.

5. CURRENT TRADING

The Group continues to trade well during 2005 with the ENT and Surgical Divisions growing revenues as expected and the Partnered Technologies Division experiencing the flat revenues but increased volumes that were anticipated at the end of 2004. Overall revenues continue to grow in accordance with expectations. The Group's three-year operating efficiency programme continues to yield margin improvements.

6. THE ACQUISITION

Pursuant to the Acquisition Agreement, Gyrus will purchase ACMI for a total consideration of $497 million comprising a consideration of $333 million (through the issue of the Placing Shares with

the balance being in cash) together with $164 million of debt or other obligations to be repaid by Gyrus. The Acquisition was approved by Shareholders at the Company's EGM, but remains subject to a number of outstanding conditions including regulatory approval under the HSR Act and Admission.

7. THE VENDOR PLACING

The Company has entered into the Vendor Placing Agreement with Numis and Panmure Gordon pursuant to which, *inter alia*, Numis and Panmure Gordon have agreed to procure placees for the Placing Shares (other than the Placing Shares to be acquired by certain of the Sellers) at the Placing Price. The Vendor Placing, which has been fully underwritten by Numis and Panmure Gordon (other than in respect of the Placing Shares to be acquired by certain of the Sellers), is conditional, *inter alia*, the Vendor Placing Agreement becoming unconditional in all respects and not having been terminated in accordance with its terms and Admission. Shareholders have no right of pre-emption in respect of the Placing Shares.

FP ACMI, LLC, FP Blue, LLC, FP Annex Fund, LLC, GS Mezzanine Partners, L.P. and GS Mezzanine Partners Offshore, L.P., the Sellers to whom Placing Shares will be issued, will acquire as placees a total of 13,724,025 Placing Shares pursuant to the Vendor Placing.

The Placing Shares will be issued credited as fully paid by virtue of completion of the Acquisition Agreement and will be identical to and rank *pari passu* in all respects with the existing Ordinary Shares, including the right to receive all future dividends and other distributions declared, paid or made in respect of the Ordinary Shares from the date of Admission. The Placing Shares are not being made available to the public and are not being offered or sold in any jurisdiction where it would be unlawful to do so. The Placing Shares will be issued in uncertificated form through the CREST system or, where placees so request, in certificated form.

Application has been made to the UK Listing Authority for the Placing Shares to be admitted to the Official List and to the London Stock Exchange for the Placing Shares to be admitted to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective and that dealings for normal settlement in the Placing Shares will commence on 21 July 2005.

8. RISK FACTORS

Prior to investing in the Placing Shares, prospective investors should consider, together with the other information in this summary, the factors and risks attaching to an investment in the Placing Shares, including the following risks:

- the Acqusition involves the integration of companies that have previously operated independently and there can be no assurances that the Enlarged Group will be able to integrate the businesses and realise the benefits expected from the Acquisition;
- the Enlarged Group's success will depend to a certain extent on its ability to establish, protect and enforce priopprietary rights relating to the manufacture, use and sale of its existing and future products;
- the Enlarged Group will be highly dependent on retaining the principal members of its technical, scientific and management personnel;
- the Enlarged Group's products compete with the products of other surgical device companies, many of which represent significant long-term competition for the Enlarged Group and there can be no assurance that the Enlarged Group will be able to compete successfully;
- the Enlarged Group will be dependent, to some extent, on third parties for the supply, marketing and commercialisation of its products;

- the successful commercialisation of the Enlarged Group's products may depend in part on the availability of reimbursement for the cost of such products from governments, health administration authorities, private health insurers and other organisations;
- any legislative and regulatory proposals aimed at changing healthcare systems could have a material adverse effect on the Enlarged Group's business, financial condition, results of operations and prospects;
- the Company has never paid any dividends and there can be no assurance that dividends will be paid in the future;
- following the Acquisition, the Enlarged Group's exposure to currency fluctuations (particularly the US dollar) will continue and may have a significant impact on the Enlarged Group's working capital requirements;
- the Enlarged Group's business may expose it to potential product liability and professional indemnity risks that are inherent in the development, manufacture and marketing of products for use in surgery and there can be no assurance that the Enlarged Group will be able to obtain acceptable insurance against such liability and risks;
- the Enlarged Group will be subject to law, regulations and policies relating to environmental protection and there can be no assurance that compliance with any changes in regulations or enforcement policies could lead to significant costs for or would adversely affect the business of the Enlarged Group;
- the share prices of quoted healthcare companies can be highly volatile;
- the Enlarged Group will be subject to strict controls on the manufacture, labelling, distribution and marketing of its products and in particular requires regulatory approval before its products can be marketed in a particular category. An application for approval does not guarantee that approval will be granted and approval may be a lengthy process;
- the Enlarged Group will depend on continued industry acceptance of its products, which cannot be guaranteed;
- there can be no assurance that the components produced in the manufacture of the Enlarged Group's products will be adequate to satisfy future demand for the products and there can be no guarantee that the components produced by the Enlarged Group or brought in from third party supplies will always perform to required standards; and
- both Gyrus and ACMI have accumulated brought forward tax losses which may be available to shelter, to a certain extent, future trading profits of the Enlarged Group but there can be no guarantee that changes in tax law will have no impact on the availability of such losses.

9. SELECTED FINANCIAL INFORMATION

The selected historical financial information presented below as at and for the financial years ended 31 December 2002, 2003 and 2004, has been prepared in accordance with UK GAAP. The information presented herein is extracted without material adjustment from Part V "Financial Information on Gyrus". You should read the information below in conjunction with Part V and the other detailed information included elsewhere in this document.

	Year ended 31 December 2002 £'000	Year ended 31 December 2003 £'000	Year ended 31 December 2004 £'000
Turnover	75,008	78,132	86,930
Cost of sales	(29,268)	(31,795)	(35,551)
Gross profit	45,740	46,337	51,379
Other operating income	–	–	641
Total operating expenses	(44,072)	(42,873)	(46,478)
Operating profit	1,668	3,464	5,542
Profit on ordinary activities before taxation	2,118	2,130	4,697
Profit on ordinary activities after taxation	2,035	6,674	4,212
Earnings per ordinary share			
Basic	2.5p	8.0p	5.0p
Diluted	2.4p	8.0p	5.0p
Adjusted basic, excluding goodwill amortisation, deferred taxation and exceptional items	7.7p	9.6p	11.5p
	£'000	£'000	£'000
Profit before tax, goodwill amortisation and profit on sale of business operation	6,767	8,095	10,202
Fixed assets	134,662	109,647	95,761
Current assets	36,683	42,609	43,093
Net current assets/(liabilities)	25,951	31,388	22,091
Net assets	139,788	121,587	117,718
Equity shareholders' funds	139,788	121,587	117,718

PART II

RISK FACTORS

Any investment in Placing Shares is subject to a number of risks. Before making any investment, prospective investors should carefully consider the factors and risks attaching to any investment in Placing Shares, together with all other information contained in this document including, in particular, the risk factors described below. Additional risks and uncertainties that are not currently known to Gyrus, or that it currently deems immaterial, may also have an adverse effect on Gyrus's business. Investors should consider whether an investment in Placing Shares is suitable for them in the light of the information in this document and their personal circumstances.

1. ABILITY TO INTEGRATE BUSINESS AND REALISE BENEFITS OF THE ACQUISITION

The Acquisition involves the integration of companies that have previously operated independently. There can be no assurances that the Enlarged Group will not encounter difficulties in integrating the respective operations, systems and facilities of Gyrus and ACMI or that the benefits expected from such integration will be realised. Although work has begun on the development of detailed plans for achieving the operating benefits of the Acquisition, such plans have not been finalised and cannot be implemented until completion of the Acquisition.

2. PATENTS AND PROPRIETARY RIGHTS

The success of the Enlarged Group will depend, *inter alia*, on its ability to establish, protect and enforce proprietary rights relating to the manufacture, use and sale of its existing and future products. Whilst the Enlarged Group will seek patent protection where appropriate for its products, there can be no assurance that any patent applications will mature into granted patents, that any existing patents, or patents which may be issued, or protection under patents owned by third parties, will provide the Enlarged Group with sufficient protection in the case of an infringement of its technology or that others will not independently develop technology comparable with or superior to that employed by the Enlarged Group. There can be no assurance that any existing patents, or patents that may be issued, will provide any competitive advantage to the Enlarged Group or that they will not be successfully challenged, revoked or circumvented in the future. In addition, there can be no assurance that competitors will not seek to apply for and obtain patents that will prevent, limit or interfere with the Enlarged Group's ability to make, use and sell its current or potential products internationally.

Although the Directors believe that the products sold by Gyrus and ACMI do not infringe the patents or violate the proprietary rights of others, it is not possible to determine conclusively that such infringement or violation has not occurred or may not occur.

The defence and prosecution of intellectual property suits and related legal and administrative proceedings involve complex legal and technical questions. As a result, such proceedings, which may be necessary to enforce patents, protect know-how or determine the scope of proprietary rights, are costly and time-consuming to pursue and their outcome is uncertain. Such proceedings may lead to a significant diversion of effort by the Enlarged Group's technical and management personnel. An adverse determination in litigation or proceedings could subject the Enlarged Group to significant liabilities to third parties or require the Enlarged Group to seek licences from third parties or prevent the Enlarged Group from selling its products in certain industries, or at all. Although patent and intellectual property disputes are often settled through licensing or similar arrangements, the costs associated with such arrangements may be substantial and could include the payment of ongoing royalties. Furthermore, the necessary licences may not be available to the Enlarged Group on satisfactory terms, if at all. Adverse determinations in judicial or administrative

proceedings or failure to obtain necessary licences could restrict or prevent the Enlarged Group from manufacturing and selling its products, which could have a material adverse effect on the Enlarged Group's business, financial condition, results of operations and prospects.

3. NEED TO ATTRACT AND RETAIN KEY EMPLOYEES

The Enlarged Group will be highly dependent on the principal members of its technical, scientific and management personnel. Attracting and retaining qualified and experienced personnel will be important to the Enlarged Group's success. There can be no assurance that the Enlarged Group will be able to attract and retain personnel on acceptable terms given the competition for such personnel among, *inter alia*, healthcare, pharmaceutical and biotechnology companies, universities and non-profit research institutions. Whilst the Enlarged Group will endeavour to ensure that the members of the Enlarged Group's management are suitably incentivised, the loss of their services could adversely affect the ability of the Enlarged Group to achieve its planned development objectives.

4. COMPETITORS AND TECHNOLOGICAL CHANGE

The minimal access surgical device industry is rapidly evolving and the Directors expect it to continue to do so. The Enlarged Group's products will compete with the products of other surgical device companies and many of these companies have greater experience in R&D, regulatory compliance, manufacturing and marketing and/or substantially greater financial and managerial resources than the Enlarged Group and therefore represent significant long-term competition of the Enlarged Group. It is also possible that competitors of the Enlarged Group will establish co-operative relationships among themselves or with third parties to increase the potential of their products to address the needs of the customers of the Enlarged Group. There can be no assurance that the Enlarged Group will be able to compete successfully in such an event. There can be no assurance that competitors will not succeed in developing technologies and products that are more effective and/or more economical than any of those being developed by the Enlarged Group or which would render their technologies and/or products obsolete and/or otherwise uncompetitive.

5. ARRANGEMENTS AND RELATIONSHIPS WITH CUSTOMERS, SUPPLIERS AND DISTRIBUTORS

The Enlarged Group will be reliant, to some extent, upon third parties for the supply, marketing and commercialisation of its products. The manufacturing of some of the Enlarged Group's key components is outsourced. ACMI does not currently have a formal agreement in place with its sole supplier of control units and is dependent on single-source suppliers for components. There can be no assurance that the single source suppliers will continue to meet the requirements of the Enlarged Group for timely delivery of components of sufficient quality and sufficient quantity or that the Enlarged Group will be able to locate alternative sources of supply on a timely and cost effective basis. Therefore, there can be no assurance that manufacturing or quality control problems will not arise in connection with the manufacture of the Enlarged Group's products.

Disagreements between the Enlarged Group and any of its collaborators, particularly its corporate customers, could lead to delays in the Enlarged Group's commercialisation plans. If any of these third parties were to terminate their relationships with the Enlarged Group, the Enlarged Group could be required to implement alternatives including the possibility of developing these functions internally. Any delay in implementing these alternatives could have a materially adverse effect on the business and financial condition of the Enlarged Group.

There can be no guarantee that the Enlarged Group will in the future be able to meet all the demands of its customers without experiencing some delays, leading to back orders for products. Any such delays could also lead to re-negotiation or termination of customer contracts. There can be no assurance that the Enlarged Group's contracts with its customers or its suppliers will not be re-negotiated, varied or terminated in the future.

The success of the Enlarged Group will depend, in part, on its ability to enter into and successfully develop and maintain strategic and distributor relationships for the marketing and distribution of its products. There can be no guarantee that these relationships will be entered into or will prove to be effective in promoting the products of the Enlarged Group.

6. DEPENDENCE ON REIMBURSEMENT

The ability of the Enlarged Group's collaborators, and of the Enlarged Group itself, to commercialise successfully the products resulting from its technologies may depend in part on the extent to which reimbursement for the cost of such products and tests will be available from governments, health administration authorities, private health insurers and other organisations. Governments and other third-party payers are increasingly seeking to contain healthcare costs by limiting coverage and the level of reimbursement for new products and refusing to pay for uses of approved products in situations currently not reimbursed. If adequate reimbursement levels are not provided by government and other third-party payers for the products developed by the Enlarged Group, the industry acceptance of these products and therefore the level of the Enlarged Group's income may be adversely affected.

7. REGULATORY APPROVAL

In addition, a number of legislative and regulatory proposals aimed at changing healthcare systems have been proposed in various countries in recent years. The Enlarged Group cannot predict whether legislative or regulatory proposals will be adopted or the effect any such proposals may have, but the announcement and/or adoption of such proposals or efforts could have a material adverse effect on the Enlarged Group's business, financial condition, results of operations and prospects.

8. LOSSES AND ABSENCE OF DIVIDENDS

The Company has never paid any dividends and there can be no assurance that any dividends will be paid by it in the future. The declaration and payment of any dividends in the future and the amount of any future dividends will depend on the Enlarged Group's results of operations, financial condition, cash requirements, future prospects, profits available for distribution and other factors deemed by the Board to be relevant. As a legal matter, the Company will also need to have profits available for distribution for the purposes of the Act.

9. CURRENCY FLUCTUATIONS

As a result of the Acquisition, the Enlarged Group's exposure to foreign currency fluctuations (particularly the US dollar) will continue. If the Enlarged Group's product development, manufacturing and marketing programmes develop and expand internationally in the manner currently expected by the Directors, an increasing proportion of the Enlarged Group's expenses will be incurred in currencies other than sterling.

The consolidated results of operations of the Enlarged Group will be presented in pounds sterling. Accordingly, movements in the exchange rates used to translate foreign currencies into pounds sterling may have a significant impact on the Enlarged Group's working capital requirements and reported results of operations from year to year in the absence of appropriate hedging transactions by the Enlarged Group.

10. PRODUCT LIABILITY AND INSURANCE

The Enlarged Group's business may expose it to potential product liability and professional indemnity risks that are inherent in the development, manufacture and marketing of products for use in surgery. There can be no assurance that the Enlarged Group will be able to obtain product liability insurance in the future at an acceptable premium level, if at all, or that, in the event of any claim, the level of insurance carried by Gyrus and ACMI now or by the Enlarged Group in the future will be sufficient to cover all possible liabilities. In the event of a successful claim against

the Enlarged Group or one of its customers, lack or insufficiency of insurance coverage could have a material adverse impact on the Enlarged Group.

11. ENVIRONMENTAL AND OTHER GOVERNMENT REGULATION

Gyrus and ACMI have been subject to, and the Enlarged Group and its suppliers will be subject to, law, regulations and policies relating to environmental protection, disposal of hazardous or potentially hazardous substances, healthy and safe working conditions, manufacturing practices and fire hazard control. There can be no assurance that the Enlarged Group or any of the Enlarged Group's suppliers will not be required to incur significant costs to comply with existing and future laws, regulations and policies relating to these or similar matters.

Changes in government regulations or enforcement policies could impose more stringent requirements on the Enlarged Group, compliance with which could adversely affect its business. Failure to comply with applicable regulatory requirements could result in enforcement action, including withdrawal of marketing authorisations, injunction, seizure of products and liability for civil and/or criminal penalties.

12. SHARE PRICE VOLATILITY

The share prices of quoted healthcare companies can be highly volatile. The price at which the Ordinary Shares may be traded is influenced by a large number of factors, some specific to Gyrus and its operations and others related to quoted companies in the pharmaceutical or healthcare technology sectors. These factors could include the performance of the Enlarged Group's research and development programmes, delays in launch of products, large purchases or sales of the Ordinary Shares, currency fluctuations, legislative changes in the healthcare environment and general economic conditions.

13. GOVERNMENTAL REGULATION

Both Gyrus and ACMI are subject to strict controls on the manufacture, labelling, distribution and marketing of their products. Of particular importance are the requirements to obtain and maintain regulatory approval before such products may be marketed in a particular country. The submission of an application to a regulatory authority does not guarantee that approval to market any product will be granted. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval even though the relevant product has been approved in another country. Moreover, countries that constitute material markets for the products of Gyrus and ACMI generally require approval of such products by the relevant authorities and each may apply its own distinct approval criteria. The approval process in each jurisdiction will require compliance with prescribed safety and efficacy criteria before any marketing authorisation in that particular jurisdiction will be granted. In addition, each of these jurisdictions has very high standards of regulatory approval and, consequently, in most cases a lengthy approval process.

Regulatory authorities also have administrative powers that include product recalls, seizure of products and other sanctions. Compliance with such regulatory requirements can involve substantial costs and non-compliance could adversely impact the manufacture and marketing of the Enlarged Group's products.

The facilities of the Enlarged Group are subject to inspection by regulatory authorities, including the FDA, for compliance with quality system regulations. Failure to achieve and maintain compliance with the quality systems regulations could have a significant adverse effect on the ability of the Enlarged Group to continue to manufacture and sell its products, and in the most serious cases could result in a seizure and recall of products and injunction and/or civil fines.

14. RISK THAT PRODUCTS WILL NOT ACHIEVE COMMERCIAL SUCCESS OR ACCEPTANCE

The success of the Enlarged Group will depend on the continued industry acceptance of its products and there can be no guarantee that this acceptance will be forthcoming. Notwithstanding the technical merits of a product developed by Gyrus and ACMI or the Enlarged Group, there can be no guarantee that medical practitioners will adopt such product as a standard means of surgical practice.

Publicity arising from any adverse outcome or other problem occurring in the treatment of a patient using the Enlarged Group's products or procedures for any reason could materially adversely affect patient demand for such products or procedures.

15. MANUFACTURING

The Enlarged Group's products and proposed products must be manufactured to high standards, in commercial quantities, in compliance with regulatory and other requirements and at an acceptable cost. There can be no assurance that the components produced by the Enlarged Group's facilities or supplies will be adequate to satisfy any future demand for the products of the Enlarged Group.

Components used for the production of the Enlarged Group's products must perform to high standards, and there can be no assurance that the components produced by the Enlarged Group or brought in from third party suppliers will always perform to required standards.

16. TAXATION RISK FACTORS

Both Gyrus and ACMI have accumulated brought forward losses for tax purposes. While, in the normal course of events, it would be expected that these losses would be available to shelter, to a certain extent, future trading profits of the entities of the Enlarged Group, there can be no guarantee that future changes in tax law will have no impact on the availability of such losses.

In addition, current rules in relation to loss relief for tax purposes require that brought forward trade losses are only offset against profits arising from the same trade as that which gave rise to the losses. Accordingly, to the extent that either of the current trades of Gyrus or ACMI is altered, this may have a detrimental effect on the ability to offset the brought forward losses. Further, for US federal income tax purposes, the ability to utilise any loss carry-forwards of ACMI will be limited under stringent change of ownership rules under US federal income tax law and, to the extent available, will only be available to offset US income of the US consolidated group that includes ACMI.

Any tax comments included within this document are based on current law. There can be no guarantee that future changes in the law or in its interpretation will not impose different taxation consequences in respect of any holding of Ordinary Shares.

PART III

GENERAL INFORMATION ON GYRUS AND ACMI

SECTION A

1. INFORMATION ON GYRUS

History and overview

Gyrus designs, develops, manufactures and markets advanced surgical systems primarily for minimally invasive or "keyhole" surgery. It develops proprietary innovative RF-based platforms for minimally invasive surgery. Gyrus was founded in 1989 and floated on the London Stock Exchange in 1997. Since then it has expanded both organically and through a series of complementary acquisitions in the US and elsewhere as follows:

April 2000	– Everest Medical Corporation (Minneapolis, USA)
October 2000	– SkyMed Limited (UK)
June 2001	– ENT business of Smith & Nephew PLC (Memphis, USA)
June 2001	– Somnus Medical Technology, Inc (California, USA)
September 2003	– Entermed BV (the Netherlands)
November 2003	– Explorent GmbH (Germany)
March 2005	– Urology Solutions Pty Limited (Australia)

Gyrus's stated vision is to become a world leader in the medical device field by providing innovative, procedure-enabling products that minimise discomfort and improve the quality of life for patients. Gyrus's technology allows surgeons to operate using less traumatic procedures with a range of specialised products designed to manage tissue including cutting, sealing, debriding, vaporising and shrinkage. Its core focus is on improving the efficiency of tissue management tools for keyhole surgery, both as a principal in ENT, gynaecology, urology and general surgery, and in conjunction with partners in other surgical areas.

Gyrus is currently organised into three divisions: ENT, Surgical and Partnered Technologies.

ENT Division

The Ear Nose and Throat (ENT) Division is based in Memphis and reported revenues of £38.4 million for the financial year ended 31 December 2004. The division comprises three businesses, each focused on a component of ENT demand.

Otology

The Otology business represents approximately half the ENT Division's revenues and comprises vent tubes (grommets) and middle ear implants together with related surgical instruments, drills and scopes. The Otology business is a leader in the US industry.

Sinus & Rhinology

The Sinus & Rhinology business represents approximately 25 per cent. of the ENT Division's revenues. Products comprise microdebriders, advanced nasal packing materials, scopes and instruments to enable surgery to be performed on the sinuses and nasal passages.

Head & Neck

The Head & Neck business provides somnoplasty products, for the treatment of sleep disorders, together with a range of flexible nasopharyngoscopes and associated surgical instruments. In March 2005 Gyrus launched its Tonsil Plasmaknife, incorporating advanced PlasmaCision™ technology, into the significant ENT area of tonsillectomy.

Surgical Division

The Surgical Division is based in Minneapolis and reported revenues of £28.8 million for the financial year ended 31 December 2004. The division comprises three businesses, each focused on a component of surgical demand.

Gynaecology

The Gynaecology business, specifically focused on laporoscopic hysterectomies, represents approximately 70 per cent. of the Surgical Division's revenues worldwide. The Group's focus is on the growing laparoscopic, or keyhole surgery, hysterectomy procedure where its PK technology-derived suite of instruments enables the surgeon to reduce trauma and blood loss and save operating time, thereby improving clinical outcomes. The patient benefits by returning to normal activities more quickly.

Gyrus's PK Cutting Forceps are a leading product in laparoscopic hysterectomies, procedures drawing increasing interest among both surgeons and patients in the US. They allow the patient often to avoid overnight hospitalisation and commonly to return to normal activities within 10-14 days. This compares favourably with conventional open hysterectomy where the patient can remain in hospital for 3-5 days and is unable to drive for some weeks thereafter. Gyrus has developed the PlasmaSpatula, which incorporates PK PlasmCision technology, as an additional instrument for laparoscopic use.

Urology

The Urology business represented approximately 19 per cent. of the Surgical Division's revenues. Gyrus's growth in Urology is primarily driven by the success of the SuperPulse system for Trans Urethral Resection of the Prostate (TURP) procedures, as a treatment for Benign Prostate Hyperplasia (BPH), which was launched in late 2003. In addition to TURP, the use of PK Technology within urology is broadening into open and laparoscopic prostatectomy and other urological procedures, including the treatment of bladder cancer, using the SuperPulse generator as a workstation.

General Surgery

This business unit is designed to promote the use of Gyrus's PK Technology in abdominal surgery outside the core businesses of gynaecology and urology. These procedures include colon resection, liver resection, nissen fundoplication, bariatric surgery and other surgical interventions within the abdomen. Currently the business comprises a number of "house" accounts that have adopted Gyrus products, such as the PK System Seal (open forceps), scissors and dissectors as a platform for general surgery.

Partnered Technologies Division

The Partnered Technologies Division exploits Gyrus's proprietary technology by out-licensing it, in conjunction with a manufacturing contract, for areas outside Gyrus's core areas of sales and marketing competence. It reported revenues of £19.7 million for the financial year ended 31 December 2004. The business consists of development, licence, and supply relationships with a number of Johnson & Johnson subsidiaries (DePuy Mitek, Ethicon Endo-Surgery, Gynecare and Guidant), Conmed and, most recently, Rhytec. The business is shared between Gyrus's Cardiff and Minneapolis manufacturing plants, each catering for the requirements of certain partners:

Arthroscopy

Gyrus sells arthroscopy products through DePuy Mitek. DePuy Mitek supplies the Gyrus VAPR 3 system within the arthroscopic industry for the removal and shrinkage of soft tissue.

Hysteroscopy

Gyrus sells into the intra-uterine hysteroscopy industry through Gynecare. Gynecare supplies the VersaPoint system for hysteroscopic procedures including the removal of benign uterine pathologies and the removal of the endometrial lining.

Cardiovascular

Gyrus sells into the cardiovascular industry through its relationship with Guidant. Guidant utilises a series of instruments for the harvesting of the saphenous vein for coronary artery bypass grafts.

Gastrointestinal

Gyrus sells into the gastrointestinal industry through relationships with Ethicon EndoSurgery and Conmed (formerly the C.R. Bard gastrointestinal division).

Cosmetic Surgery

In late 2004 Gyrus announced the addition of a new partner, Rhytec Limited, which is commercialising Gyrus's Plasma Skin Resurfacing (PSR) technology in the cosmetic and dermatological surgery industry.

Research and development

Research and development into new products has been and remains an important element of Gyrus's business and growth strategy. In the financial year ended 31 December 2004 Gyrus invested £7.3 million in research and development activities representing 8.4 per cent. of sales (2003: £6.5 million representing 8.3 per cent. of sales; 2002: £7.9 million representing 10.5 per cent. of sales). Substantial investment has been made into the development of Gyrus's proprietary PK Technology which is known as "PlasmaCision". The unique feature of PlasmaCision is that it successfully cuts and seals tissue at the same time. This capability will allow Gyrus to develop instruments that have utility across the spectrum of laparoscopic and open surgical procedures. During the first half of 2005, Gyrus launched the first PlasmaCision-derived instrument, the "Tonsil Plasmaknife", in the Head & Neck industry and the "PlasmaSpatula" in laparoscopic gynaecology.

Manufacturing

Gyrus's manufacturing activities range from the final assembly of generators and disposable hand pieces based on sub-contracted components through to a variety of primary manufacturing capabilities including injection moulding, precision assembly, micro-machining, micro-instrumentation production, surface treatment and packaging. At the beginning of 2004, Gyrus initiated a three-year programme to improve operating margin within its manufacturing facilities with a particular focus on "lean manufacturing".

Intellectual property and patent strategy

Gyrus's intellectual property and patent strategy is coordinated at a corporate level by an experienced in-house patent attorney. Gyrus pursues wide patent protection for its technology. Gyrus's patent applications are filed either in the UK or the US patent office, to be followed by other foreign applications within 12 months. Where the first filing is in the UK, Gyrus follows the first filing with a filing in the US as soon as practicable.

Patent submissions on the novel features of the Group's technologies are at different stages of maturity as they progress through the various patent offices. The Company will continue to pursue aggressively further applications based on new embodiments of its technologies. To date, Gyrus has been issued over 150 US patents covering various aspects of its PlasmaKinetic and other technology and has cross-licensing provisions covering more than 50 further US patents in defined fields of application.

Regulatory affairs and quality assurance

The Enlarged Group's business activities will continue to be subject to regulation by governmental and regulatory agencies. The Enlarged Group will seek and obtain the necessary regulatory approvals it requires in all territories within which it intends to manufacture and market its products.

Gyrus designs, develops and manufactures its products using a quality system that meets the standards set out in ISO9001 and EN46001. Gyrus has been certified by TUV, a European Notified Body (a duly authorised body that reviews the Group and its products against the requirements of the European Medical Device Directive 93/42/EEC), as not only meeting these standards but also the requirements set out in Annex II of the directive. Gyrus's compliance with these standards allows it to sell its products in Europe.

As a result of the certifications it has obtained, Gyrus is qualified to market and sell the products it develops within Europe without prior product approval by regulatory agencies. In the case of the US, it is expected that Gyrus will continue to use the so-called 510(k) process to obtain the necessary clearances from the FDA. From time to time clinical studies may be necessary to support such clearances and in the future the Company may be required to pursue the Pre-Market Approval route that would involve more extensive clinical trials.

Properties

Gyrus's corporate headquarters and international sales operations are based near Reading, UK. Gyrus has manufacturing facilities in Cardiff, UK as well as Minneapolis and Memphis in the US. In addition, Gyrus has sales offices in Germany, Belgium, Holland and Australia. Gyrus leases all of the properties it occupies with the exception of the Memphis manufacturing site which it owns.

Material Tangible Fixed Assets

Details of the Comany's material tangible fixed assets are set out on page 65 of this document. The Company plans to roll out a new information technology system (ERP) during the course of the current financial year.

Directors, management and staff

Executive Directors

Brian Steer, Executive Chairman and CEO, is 71 years old and has a wealth of international and senior management experience in the healthcare industry. He was President of Zimmer International Inc from 1983 to 1993 and prior to that was President of Travenol International Services, Inc. (now Baxter Healthcare Corporation) and has considerable experience in international markets for medical devices. He originally joined Gyrus as a consultant in January 1994, was appointed to the board in November 1994 and became Executive Chairman in 1996. Mr Steer has overseen the development of the Group's business organically and by acquisition since its flotation in 1997.

Roy Davis, Chief Operating Officer, is 49 years old and has over 25 years of line management and strategic consulting experience. He joined Gyrus from NTERA, a Nanotechnology company, where he was Chief Executive. Before this he spent nearly 10 years with Arthur D. Little, the global management consulting company, where he was Vice President and Global Head of its Operations Management business. Mr Davis has also held senior operational positions for Trican, Reuters and Molex in the US, Taiwan and Europe. Before becoming Chief Operating Officer Mr Davis served as a Non-Executive Director of Gyrus from its flotation in 1997. He has a mechanical engineering degree and an MBA.

Simon Shaw, Chief Financial Officer, is 40 years old and joined the Group in October 2003 to take responsibility for Group financial management, financial strategy and investor relations. He is non-executive Chairman of Synairgen plc, listed on AIM. Mr Shaw was Chief Operating Officer of Profile Therapeutics plc, a listed drug delivery and medical devices business, from 1997 to 2003.

Prior to 1997 he was a corporate financier, latterly with Hambros Bank. He qualified as a Chartered Accountant in 1990.

Non-Executive Directors

Michael Garner, Non-Executive Deputy Chairman, is 68 years old and was Finance Director of TI Group PLC from 1979 to 1993. Since then he has been a non-executive director of a number of companies including Enterprise Inns plc from September 1995 to January 2005. He was a founder member of the Accounting Standards Board and has been a member of The Hundred Group of Finance Directors since 1978. He is the Chairman of the Audit Committee.

Professor Charles Cummings, Non-Executive Director, is 69 years old and currently serves as the Director Emeritus of Otolaryngology – Head and Neck Surgery at The John Hopkins Hospital in Baltimore, Maryland, USA and is on the Board of Directors of John Hopkins Medicine. He has written over 125 scientific papers, is a past president of both the American Society for Head and Neck Surgery and the American Academy of Otolaryngology, Head and Neck Surgery and has served on the American Board of Otolaryngology for 19 years.

Dr Mark Goble, Non-Executive Director, is 51 years old and is a qualified surgeon whose last appointment, before founding Gyrus in 1989, was Senior Registrar in Urology at Bristol Royal Infirmary. His extensive experience includes clinical and laboratory research as well as the commercial exploitation of research in medical instrumentation. He was Group Managing Director of Gyrus until October 2003, from when he held the position of Director of Strategic Development until he became a non-executive director on 1 August 2004. He is Chief Executive Officer of Rhytec Limited, a company formed in 2004 to acquire and develop certain intellectual property of Gyrus for the cosmetic and dermatological surgery markets.

Dr Charles Goodson-Wickes, Non-Executive Director, is 59 years old and is qualified both as a physician and a barrister. He has held appointments in the NHS, has seen active service in the Army as a Medical Officer and built up his own occupational medicine practices. He was a Member of Parliament for 10 years, serving as Parliamentary Private Secretary in three Government departments. He currently holds a number of non-executive directorships. He is Chairman of the Remuneration Committee.

Keith Krzywicki, Non-Executive Director, is 60 years old and has over 30 years' experience in the Pharmaceutical Industry with responsibility for manufacturing and commercial operations. He has held Chief Executive positions in Denmark and Belgium and from 1990 until 2003 was President of Pharmacia Ltd, UK and Ireland.

Operating Board

The Operating Board is responsible for the creation and implementation of Gyrus's strategy. In addition to the Executive Chairman, the Chief Operating Officer and the Chief Financial Officer, it includes the following individuals:

Jerry Dowdy, President ENT Division, is 59 years old. He was appointed President of Smith & Nephew ENT in November 1997 and retained the position following its acquisition by Gyrus in 2001. Prior to that he had over 23 years of service with Smith & Nephew in senior management positions with a strong background in operational and financial management. He holds a Bachelor of Business Administration from Memphis State University.

Thomas Murphy, President Surgical Division, is 45 years old and was CFO of Everest Medical Inc from 1994 to 2000. After its acquisition by Gyrus, he spent three years as Finance Director of the Company before returning to Minneapolis to take up the Presidency of the Surgical Division in January 2004. He holds an accounting degree and a MBA.

David Ball, President Gyrus International, is 55 years old and trained as an intensive care and theatre nurse before commencing a corporate career at Baxter Laboratories in 1974 as a sales

representative. In 1989 he joined Bristol Myers Squibb as General Manager UK for the Instrument Division and in 1996 he founded SkyMed Ltd, an independent distributor of surgical and laparoscopy products. The Company acquired this company in October 2000 to form Gyrus International Ltd, responsible for sales of all the Group's products outside NAFTA territory.

Michael Geraghty, President Gyrus North American Sales, is 57 years old and has over 20 years of medical device sales management experience. He was Vice President of Sales for Everest Medical Inc from 1997 until its acquisition by Gyrus in 2000, at which time he became Senior Vice President for Gyrus Medical Inc. In October 2003, following the consolidation of the Group's US sales forces into one management unit, he was appointed President of Gyrus North American Sales - the Group's US sales organisation.

Other staff and employees

The average number of employees during the year ended 31 December 2004 was:

Research and development	69
Production	326
Selling and distribution	133
General and administration	89
	617

SECTION B

2. INFORMATION ON ACMI

History and overview

ACMI was founded in 1904 and was a pioneer in the development of urological instrumentation and endoscopic equipment. ACMI is a leading designer, manufacturer, marketer and servicer of surgical systems primarily for urology and gynaecology used by surgeons and physicians for diagnosis and minimally invasive surgery ("MIS").

Between 1910 and 1930, ACMI developed into a leading manufacturer of innovative urological instruments in the US, patenting nearly 50 devices, including such landmark products as retroscopes, cystoscopes, optical lens systems, lithotriptors, otoscopes and illuminators. ACMI continued to advance the state of endoscopy thereafter with the development of fibre optics and coherent image bundles for flexible endoscopy.

In 1986, ACMI merged with the Circon Corporation, a pioneer in the use of colour video technology within the field of medicine and recognised as having launched the world's first successful medical video system. In the years immediately following this merger, ACMI focused on updating and redesigning a large number of its endoscopic instruments including the development of the first flexible cystoscope and new, more advanced camera systems.

In 1995, ACMI merged with Cabot Medical, then owner of Surgitek, thereby broadening ACMI's product line to include disposable urology products including stents, guidewires and stone baskets. The Cabot merger created a publicly-traded, minimally invasive surgery company with a strong presence in the endoscopic, urological and gynaecological fields. It also brought the capability to design, manufacture and market disposable gynaecological, urological and general surgical medical devices.

In November 1999, ACMI was acquired by a consortium led by Fox Paine, a California-based private equity investment company.

In August 2004 ACMI acquired C2Cure, Inc. and its subsidiary CByond Ltd ("CByond"), a research and development company developing technologies in the digital visualisation area. The acquisition of CByond has enabled ACMI to offer its All-Digital Endoscopy™ video endoscopy system, developed in partnership with CByond. ACMI's digital endoscopy offers a number of significant

technical advantages, including improved image quality, the ability to implement product upgrades through software changes and built-in LED illumination.

Products and industries

ACMI currently targets four key areas in the field of minimally invasive surgery: urology; gynaecology; general surgery; and visualisation. ACMI's product offering includes both durable equipment and disposable products as well as service and repair operations for these products.

Urology

ACMI had US sales in urology in the financial year ended 31 December 2004 of $109.7 million. ACMI has a number of product lines addressing this industry including endoscopes, flexible cystoscopes, and surgical instruments for benign prostatic hyperplasia and kidney stone management and lithotripsy systems. Key competitors in this industry include Karl Storz, Olympus and Richard Wolf.

Gynaecology and General Surgery

ACMI had US sales in gynaecology and general surgery in the financial year ended 31 December 2004 of $35.6 million. It has a number of product lines within this field including surgical and diagnostic instruments for tubal ligation, tissue removal/biopsies, cryosurgery and MIS procedures, endoscopes, insufflators, suction-irrigation systems, biopsy instruments and other instruments for minimally invasive procedures.

According to *U.S. Uro-Gynecological Surgical Devices Markets*, Frost & Sullivan, 2005, ACMI had an estimated US market share in 2004 in gynaecological endoscopic products (comprising falloposcopes, laparoscopes and hysteroscopes) of 13.6 per cent., giving it fourth position after Karl Stortz, Richard Wolf and Johnson & Johnson.

ACMI has market-leading positions within specific product areas in the gynaecological market according to *U.S. Uro-Gynecological Surgical Devices Markets*, Frost & Sullivan, 2005. Specifically ACMI had an estimated 21.4 per cent. market share of the US hysteroscope market in 2004, giving it second position after Johnson & Johnson and was US market leader in the gynaecological fluid management systems market with an estimated 42.5 per cent. market share in 2004. Key competitors in this market include Johnson & Johnson and American Medical Systems. ACMI was also market leader in the supply of devices for a range of other gynaecological procedures (comprising tubal patency screening, tubal ligation, dilation and curettage and myomectomy) with an estimated market share of 30.5 per cent. in 2004. Key competitors in this market include American Medical Systems, Tyco Healthcare, Boston Scientific and Cooper Surgical.

Visualisation

ACMI had sales in the visualisation industry in the financial year ended 31 December 2004 of $5.7 million. This does not include the indication-specific visualisation products such as endoscopes that are included under the relevant indications detailed above. Within visualisation, ACMI has a number of product lines including cameras, monitors and light sources. In August 2004 ACMI acquired CByond, an Israeli-based developer and manufacturer of digital visualisation technologies for medical devices. During the two years prior to acquiring CByond, ACMI partnered with CByond and launched its All-Digital Endoscopy™ video endoscopy system.

Sales and distribution network

ACMI has a significant direct US sales force focused primarily on minimally invasive technology in the fields of urology, gynaecology and general surgery. A sales force of approximately 90 persons covering 10 regions in the US is supported by approximately 100 marketing and customer service personnel and services over 7,300 customer accounts. ACMI has approximately 60 product lines with approximately 3,200 SKUs.

ACMI had international sales of $25.2 million in the financial year ended 31 December 2004, equivalent to 14 per cent. of total revenues. Internationally ACMI sells in 72 countries through a network of over 40 distributors except in Canada where it maintains a direct sales force.

Research and development

ACMI maintains an active R&D department with approximately 70 employees. Expenditure in the financial year ended 31 December 2004 was $13.9 million equivalent to approximately 8 per cent. of revenues. R&D expenditure is focussed on the internal development of products, specifically endoscopes and cameras.

Intellectual property and patent strategy

ACMI's intellectual property and patent strategy is coordinated at a corporate level by the legal department, in coordination with the chief technology officer. ACMI pursues wide patent protection for its technology. ACMI's patent applications are typically filed first in the US patent office, to be followed by other foreign applications within 12 months.

Patent submissions on the novel features of ACMI's technologies are at different stages of maturity as they progress through the various patent offices. On an on-going basis, ACMI will pursue further applications based on new embodiments of the technologies. ACMI currently has over 100 active patents worldwide covering various aspects of its technology.

Manufacturing

ACMI has vertically integrated manufacturing with key capabilities in the areas of design and manufacture of optical lens systems and assemblies, fibre optic bundles and mechanical instrument components, plastics and coating technologies, software and hardware development as well as design and assembly for digital technology. Over 80 per cent. of ACMI's revenues are derived from self-manufactured products produced through four manufacturing facilities in the US and Canada.

Financial summary

A summary of the trading results for ACMI as extracted without material adjustment from the accountants' report set out in Part V of this document is set out below. You should read the whole of this document and should not just rely on the summary below.

	For the year ended 31 December		
	2002	*2003*	*2004*
	$'000	*$'000*	*$'000*
Turnover	169,341	177,075	184,723
Gross profit	88,118	88,596	86,971
Operating profit (before goodwill amortisation and exceptional items)	15,003	19,211	18,635
Depreciation - fixed assets	2,881	3,268	2,775
Write down of placed assets	1,349	1,273	1,923
Amortisation of intangible assets	983	1,438	1,255
EBITDA (before exceptional items)	20,216	25,190	24,588
One-off operating items	-	-	2,452
Adjusted EBITDA	20,216	25,190	27,040

Properties

ACMI currently has its headquarters and administrative functions located in a leased facility in Southborough, Massachusetts, USA. ACMI's flexible scopes and lenses are manufactured at leased facilities located in Stamford, Connecticut, USA. ACMI's rigid scopes, loops and electrodes are manufactured in an owned facility located in Norwalk, Ohio, USA. ACMI's video, suction, irrigation

and stent products are manufactured in owned facilities located in Racine, Wisconsin, USA. ACMI's hand instruments are manufactured in leased facilities located in Windsor, Ontario, Canada. A small leased facility located in Santa Barbara, California, USA, specialises in the assembly of microtools. The microtool assembly business is currently in the process of being transferred from Santa Barbara to Windsor. ACMI also has a leased facility in Nesher, Israel at which the development, assembly and testing of its digital visualisation technology is carried out.

Management and staff

Herald Chen, Chief Executive Officer, is 35 years old and joined ACMI as Chief Executive Officer in 2004. Mr Chen has been a director at Fox Paine, one of the current owners of the Group, since 2002. Prior to joining Fox Paine Mr Chen worked with Kohlberg Kravis Roberts & Company and, prior to that, Goldman, Sachs & Co. Mr Chen also served as co-founder and Chief Financial Officer of Jamcracker, Inc., a Californian based provider of IT tools and business applications to medium sized businesses. He holds degrees in economics and mechanical engineering and a MBA. Mr Chen will resign as Chief Executive Officer on completion of the Acquisition.

Frank D'Amelio, Chief Technology Officer and Executive Vice President, is 47 years old and joined ACMI in 1982. Mr D'Amelio leads ACMI's R&D and Quality departments. He is responsible for all new product development. He serves as chairman of ACMI's Product & Technology Committee. He is named as the primary or co-inventor on 28 medical patents on a wide variety of medical devices including endoscopes, disposables and cameras. During Mr D'Amelio's 23 year medical experience he also held the position of Chief Manufacturing Officer and as such was responsible for all of ACMI's manufacturing operations, and managed the company's OEM sales business. Mr D'Amelio has a degree in electrical engineering and has published numerous articles on technology and endoscopy.

Bob Pelletier, Senior Vice President of Operations, is 53 years old and joined ACMI in 2004. Mr Pelletier is responsible for manufacturing at ACMI's four US facilities, supply chain and customer service as well as repair and distribution of all ACMI's products and systems. He has 20 years' experience in the medical device industry and prior to joining ACMI worked at Teleflex Medical, Genzyme CT Devices and C.R. Bard, Inc.

Laurence Hicks, Vice President of Sales and Marketing, is 39 years old and has 17 years experience in the field of endoscopy. He joined ACMI in 2004 from Karl Storz Endoscopy America, Inc. where he led the US sales team. He also headed Karl Storz's customer service and repair administration groups and served as general manager for the Sports Medicine division. Mr Hicks previously worked with ACMI from 1987 to 1993 in a variety of sales roles.

John Schellhorn, Vice President, General Manager International, is 48 years old and joined ACMI in 2001. Mr Schellhorn is currently responsible for managing sales, marketing and distribution in more than 70 countries. He has extensive business experience and prior to joining ACMI held positions at Boston Scientific, Nova BioMedical, and DePuy AcroMed, a division of Johnson & Johnson.

Albert Juergens, Vice President Research & Development, is 47 years old and joined ACMI in 2004. Mr Juergens has over 25 years' experience in the development of highly engineered products, is the author of numerous patents and holds a degree in physics. Mr Juergens previously worked as an industry consultant and, prior to that, led the ACMI R&D group in Santa Barbara where he was involved in the development of diverse medical devices including electronic and video medical technology. Mr Juergens also has significant experience in project management roles across a diverse group of companies.

Dave Pierce, Vice President of Finance and IT, is 42 years old and joined ACMI in 2001. He is responsible for all accounting, tax, reporting, budgeting, forecasting and information systems at ACMI. Mr Pierce's previous career includes positions at Boston Scientific Corporation and at Price Waterhouse where he qualified as a chartered accountant.

Ofer Pillar, Vice President, Business Development and Managing Director, CByond, is 47 years old and joined ACMI in 2004 as part of its acquisition of CByond. Mr Pillar was a co-founder of CByond and its parent company, C2Cure, Inc. and is responsible for leading the development of ACMI's digital endoscopy technology. Mr Pillar has also served as Chief Executive Officer and Managing Director of Scientific Laboratory Products, Limited, a company that develops, manufactures and markets medical and physiologically oriented products, and holds a BS and an MS in Mechanical Engineering and an MS in Industrial Management from Technion - Israel Institute of Technology.

Doron Adler, Chief Technology Officer, CByond, is 46 years old and joined ACMI in 2004 as part of its acquisition of CByond. Dr Adler is responsible for the development and manufacturing of all ACMI video solutions and leads its R&D, patent and technology activities. He has extensive experience as a medical imaging and video consultant working in image processing, sensor technology and other video imaging and also served as Vice President of R&D and Vice President of Marketing and Sales for i-Sight Limited, a start-up company specialising in medical video systems and industrial/surveillance applications. Dr Adler holds a BS cum laude, an MS and a PhD in Electrical Engineering from Technion - Israel Institute of Technology.

Boris Levin, Vice President and General Manager, Gynaecology and Sugical Specialties, is 36 years old and joined ACMI in 2001. Mr Levin is responsible for developing and distributing endoscopic and minimally invasive technology, equipment and solutions for key areas including gynaecology and laparoscopy. Prior to joining ACMI Mr Levin served as the director of supply chain strategy at ARIBA, Inc. He also served as a senior associate with A.T. Kearney, Inc., a global strategy management consultancy firm. Mr Levin holds a PhD in Materials Science and Engineering among other qualifications.

Joe Flanagan, Vice President, Quality Assurance, is 47 years old and joined ACMI in 2003. Mr Flanagan is responsible for ACMI's quality system and plays a key role in continuous improvement of ACMI's manufacturing and design processes. Prior to joining ACMI Mr Flanagan served in a number of quality assurance roles at Brooks Automation, a company specialising in the custom design and manufacture of semiconductor equipment, and at various design and manufacture companies. He holds a BS in Information Systems and an MBA.

Tricia McCall, Vice President of Human Resources, is 44 years old and joined ACMI in 2002. Ms McCall is responsible for the leadership and management of all human resources functions. Prior to joining ACMI she worked as international human resources director at Energia Global International, Ltd. and in various roles in Hewlett-Packard's healthcare solutions group (since acquired by Philips Medical Systems).

Ron Honig, Vice President, Legal Affairs, is 39 years old and joined ACMI in 2001. He serves as lead counsel to senior management and leads the legal team in drafting and negotiating development, manufacturing, distribution and IP agreements. He is also responsible for, among other things, regulatory competence, corporate governance, mergers and acquisitions, financing transactions, intellectual property and litigation. Mr Honig was previously general counsel at an internet company following a career in private legal practice in Boston. In addition to being a qualified lawyer Mr Honig holds a degree in systems engineering and finance.

Employees

The number of full time employees of ACMI by function as at 30 September 2004 was as follows:

Manufacturing	549
Sales, marketing and customer service	207
Research and development	77
General and administration	66
Total	899

PART IV

OPERATING AND FINANCIAL REVIEW

Year ended 31 December 2004 compared to year ended 31 December 2003

Overview

2004 was a year of strong performance across the Group, which was reflected in a significant rise in revenues and profitability over 2003. Its three business divisions all made substantial progress.

For the second year running Gyrus had to contend with significant depreciation in the US dollar, its principal operating currency. Despite this it was able to grow reported revenues by 11 per cent. to £86.9 million (2003: £78.1 million). This represented underlying revenue growth of 22 per cent. in local currency terms, significantly ahead of targeted average high teens growth.

The Group's profit before tax and amortisation of goodwill ("PBTA") increased by over 26 per cent. to £10.2 million (2003: £8.1 million). Reported operating profit (after goodwill amortisation) grew by 57 per cent. to £5.5 million (2003: £3.5 million). The Group continued to meet its goal of increasing cash generation which resulted in a substantial reduction in net debt during 2004. At 31 December 2004 net debt stood at approximately £1.8 million (2003: £15.5 million). Adjusted earnings per share (excluding goodwill amortisation, deferred taxation and exceptional items) rose 20 per cent. to 11.5p (2003: 9.6p).

Business review

In 2004 the Group enjoyed strong performances from its Surgical and Partnered Technologies Divisions and the ENT Division finished strongly in the last quarter to end the year well. Across the three business divisions, the new products launched in 2003 performed well, gaining significant momentum in the markets they serve.

The Surgical Division continued to deliver significant growth in 2004, recording a 32 per cent. increase in direct sales in the US to $40.9 million (2003: $31.0 million). International sales were essentially flat at £6.4 million (2003: £6.3 million). The SuperPulse urology workstation has resulted in a significant growth in sales of instruments for performing Trans Urethral Resection of the Prostate ("TURP") procedures, with an increasing number of surgeons performing the operation on a day-case basis. Also in the Surgical Division, the PK System SEAL open forceps grew strongly across the individual business segments of gynaecology, urology and general surgery.

The ENT Division increased US revenue by 8 per cent. to $49.2 million (2003: $45.7 million). International sales grew by 62 per cent. to £11.5 million (2003: £7.1 million), benefiting from the European acquisitions of Entermed and Explorent made in 2003. Sales of the Diego Powered Dissector strengthened the sinus & rhinology segment, and the Fasterplasty system contributed to a modest, but important, increase in head & neck sector revenues in the US market. This contrasted positively with the 20 per cent. loss of revenue that was experienced in 2003 as a result of the late 2002 withdrawal of reimbursement in that segment of the market.

Sterling reported revenues in the Partnered Technologies Division grew 11 per cent. to £19.7 million (2003: £17.7 million). The new Low Profile Suction and Large Diameter Suction electrodes for our arthroscopy partner, DePuy Mitek, contributed to a strong performance in that sector.

During 2004, the Group continued to invest in and develop its sales and marketing capabilities. As the business has progressed the number of dedicated full time Gyrus sales representatives gradually increased, who remain commission based but sell exclusively Gyrus products. By the end of 2004, 46 per cent. of the full line ENT sales force and 11 per cent. of the Surgical sales force were dedicated representatives. At the same time the Group increased its investment in the formal training of its sales people and improved the focus and training of the field management team.

Internationally, the Group commenced direct sales in Benelux, through Gyrus Medical B.V., formerly known as Entermed B.V., which we acquired in 2003.

Research and development

R&D remained an important driver of the business and the Group continued to invest substantially in creating future growth opportunities for the Group. In 2004 the Group increased its R&D spend by 12 per cent. to £7.3 million (2003: £6.5 million), representing 8.4 per cent. of sales (2003: 8.3 per cent.). This expenditure produced products for launch by the individual businesses such as the PK Diego for sinus & rhinology. Substantial investment has also been made into an important evolutionary development of our proprietary PlasmaCision PK Technology.

At the end of 2004, the formation of Rhytec Limited was announced, in which the Group retained a minority 19.7 per cent. equity stake, which raised private equity capital to pursue the acquisition, development and commercialisation of Gyrus's Plasma Skin Resurfacing (PSR) technology in the cosmetic and dermatological surgery market. Gyrus assigned its PSR technology rights to Rhytec in consideration for a small initial payment and royalties on future sales of the PSR products.

Management

During 2004 the Group continued to restructure both board and operational management in order to deliver the future growth of the business. In August 2004, Mark Goble became a non-executive director of Gyrus in advance of the creation of Rhytec Limited. He continues to provide the Group with advice on clinical development strategy under a consultancy agreement. In his place the Board invited Roy Davis, Chief Operating Officer, to become an executive director of Gyrus commencing on 1 April 2005.

Year ended 31 December 2003 compared to year ended 31 December 2002

Overview

In 2003, the Group consolidated its North American sales forces with the International team to create a sales organisation in its chosen sectors. In 2003 a number of important new products, including Fasterplasty (head & neck), SuperPulse (urology) and PK System SEAL open forceps (gynaecology) were introduced.

The weakness of the US dollar impacted on the sterling value of the business given that 85 per cent. of the Group's business was transacted in US dollars predominantly through US subsidiaries. Despite this, overall revenue grew at 6.6 per cent. on continuing operations which represents an underlying rate of 14 per cent. in local currency over 2002. The achievement of a 19 per cent. improvement in sterling profitability on continuing operations led to adjusted EPS growth (pre-goodwill deferred tax credit and exceptional items) of 25 per cent. to 9.6p compared with 7.7p in 2002.

The reported results for 2003 in sterling showed revenue growth of 6.6 per cent. to £78.1 million (2002: £73.3 million, excluding the drapes business sold in 2002). The gross margin weakened slightly to 59.3 per cent. (2002: 61 per cent.), predominately as a function of the increased absorption of fixed overheads in the ENT Division following the sale of the drapes business in November 2002, and the currency effect on margins in the Partnered Technologies Division. This was offset by strong management focus and the effect of currency depreciation on translated US operating expenses, which enabled operating profit (EBITA) to improve 13 per cent. to £9.4 million (2002: £8.3 million).

The Group's profit before tax and amortisation of goodwill ("PBTA"), improved substantially, rising 19 per cent. to £8.1 million (2002: £6.8 million on continuing operations). The Group generated cash flow of approximately £7.9 million (2002: £4.6 million cash outflow) before making acquisitions for cash (including licences) totalling approximately £5.0 million.

Business review

The Surgical Division continued to deliver significant growth in 2003, recording a 33 per cent. increase in direct sales in the US of $31 million (2002: $23.3 million). International sales decreased by 5 per cent. to £6.3 million (2002: £6.6 million) as a result of destocking by distributors. 2003 results were driven by continued success in cutting forceps and the launches of PK System SEAL open forceps and SuperPulse during 2003.

The ENT Division increased US revenue by 8 per cent. to $45.7 million in 2003 (2002: $42.5 million, on a like-for like basis). International sales grew by 20 per cent. to £7.1 million (2002: £5.9 million), including the European acquisitions of Entermed and Explorent in the fourth quarter of 2003. The US performance displayed the resilience of the ENT division, which suffered a 20 per cent. fall year on year in its Somnoplasty-based head & neck business revenues through the removal of reimbursement for certain core procedures. The remainder of the ENT Division's US sales grew by 18 per cent., driven primarily by the strong uptake of the Diego Microdebrider system in the sinus and rhinology business.

Sterling reported revenues in the Partnered Technologies Division grew 6 per cent. to £17.7 million (2002: £16.7 million). Declines in the US manufactured business were offset by significant double-digit growth in the UK-manufactured DePuy Mitek product range through the successful launch of a number of new products.

Research and development

In 2003 Gyrus invested £6.5 million (2002: £7.9 million) in new product research and development and invested £0.7 million acquiring licences to new technologies (2002: Nil). 2003 saw several key new products developed and launched including:

- PK System SEAL open forceps for the gynaecology, urology and general surgery sectors;
- PK SuperPulse generator platform, a urology workstation;
- Fasterplasty, a faster version of our TCRF Somnoplasty technology for the head & neck industry; and
- Low Profile Suction and Large Diameter Suction electrodes for the arthroscopic sector for our marketing partner DePuy Mitek.

Management

In September 2003 it was announced that Mark Goble would become a non-executive director effective from 30 June 2004. Tom Murphy resigned from the Board as Finance Director and returned to the US to take the role of President and CEO of the Surgical Division. This move became effective on 1 January 2004. Simon Shaw was appointed Chief Financial Officer on 1 October 2003 and became a board director on 1 January 2004. Roy Davis stepped down from his position as a non-executive director to become Chief Operating Officer on 1 October 2003.

Year ended 31 December 2002 compared to year ended 31 December 2001

Overview

In 2002 Gyrus completed the integration and consolidation of both the Smith and Nephew ENT Division and Somnus. The Group recorded overall revenue growth of 49 per cent. to £75 million (2001: £50.3 million) and an increase in operating profit from £1.5 million to £8.3 million before amortisation of goodwill and exceptional items.

Some 83 per cent. of revenue in 2002 was in US dollars. Whilst the business met operating level expectations in local currency, the translation effects of a weakened dollar impacted financial results. Without the currency impact, revenue growth would have been 55 per cent. on a constant dollar basis.

Excluding the contribution from 2001 acquisitions, the existing direct selling businesses demonstrated exceptionally strong underlying sales growth – Gyrus Medical Inc (47 per cent.) and Gyrus International Ltd (32 per cent.). The continuing ENT business, acquired in 2001, grew 7 per cent. for 2002 on a pro-forma basis and rose 13 per cent. (at a constant dollar rate) in the second half compared with the same period of 2001. This turnaround resulted from investment in the ENT business subsequent to the acquisitions. Sales of ENT products outside NAFTA grew at 38 per cent. on a pro-forma basis. Business with Johnson & Johnson resulted in a 7 per cent. annual growth in product sales at Gyrus Medical Ltd.

Operating profit before goodwill and exceptional items (EBITA) was £8.3 million (11.1 per cent. of sales) for the full year compared to £1.5 million (3.0 per cent. of sales) in 2001. Increasing gross profits and strong management of operating expenses enhanced operating profit. Gross margin increased to 61.0 per cent. in 2002 as compared to 57.4 per cent. in 2001, led by changing sales mix, manufacturing leverage, rising output and increased selling prices. Operating expenses before goodwill amortisation totalled 49.9 per cent. of revenues, including our ongoing investment in sales and marketing (28.0 per cent. of sales) and research and development (10.5 per cent. of sales).

The Group reported a profit before tax of £2.1 million (2001: £6.0 million loss) for 2002, after recording £6.6 million of goodwill amortisation and an exceptional gain of £1.98 million on the disposal of its drapes business. EPS for the period, before goodwill amortisation and exceptional items, was 8.1p per share (2001: 3.1p per share).

Cash and available borrowings at 31 December 2002 was £12.5 million as compared to £11.1 million at 30 June 2002. Whilst the available cash increased from the interim period, this was largely attributable to the proceeds from the sale of the drapes business. In the second half cash was utilised to increase stock levels to support the new product introductions, the seasonality of the otology business and the growing sales volume.

Business review

The acquisitions in 2001 of the Smith and Nephew ENT business and Somnus were made in order to establish a strong position in the profitable ENT sector, acquire a competent sale and distribution organisation in this sector and provide a platform for the introduction of new products and technologies including Somnoplasty. The Group has integrated these businesses, eliminated the Somnus losses and, as of the second half of 2002, began to grow the combined entity.

Acquired in 2000, Gyrus's lower abdominal surgical business continued to exhibit exceptional growth of 47 per cent. in 2002 ($31.7 million). The direct surgical business grew 46 per cent. during 2002. Since its introduction in March 2001, PK technology has increased business by 112 per cent. and average selling prices by 28 per cent. per unit.

The OEM partners managed by Gyrus Medical, Inc. grew well at 50 per cent. for the full year and 36 per cent. in the second half. Sales of the OEM products, including Bard, Gastrointestinal products and Ethicon Endo-Surgery were $1.6 million for the year, a growth of 42 per cent. Guidant, in cardiovascular, had a particularly strong year with a 63 per cent. year on year increase.

The International business continued to grow at a strong pace with sales of £12.5 million in 2002, representing growth of 32 per cent. over 2001. Second half growth was slightly slower (27 per cent.) due to a large stocking order from Kobayashi, the Japanese ENT distributor, in the first half. Overall, non-NAFTA sales of ENT products grew at 38 per cent. on a pro-forma basis. Somnoplasty gained momentum in Europe as awareness of a less invasive surgical treatment option increases.

Sales of PK instruments grew significantly in the UK, Europe, Australia and China at 85 per cent. Regulatory approval in China was received during the second half of 2002, potentially accelerating sales previously made on an evaluation basis. Overall growth was offset by the anticipated decline in UK sales of third party products by 8 per cent. as the emphasis shifted to Gyrus branded products.

Gyrus continued to manufacture and supply products to the direct sales forces within the Group and to the Johnson & Johnson marketing partners, Mitek and Gynecare. Product sales to Mitek rose 7 per cent. to £7.3 million. Product development revenues from Mitek declined in 2002 due to cessation of the final Key Growth Product project in 2001. Outside this specific initiative, Gyrus continued to develop new product for Mitek; the latest of these, called VAPR3, was launched in October. A new instrument for arthroscopic shoulder surgery using the VAPR3 output was introduced in Q4. Gynecare supplies the Versapoint system into hysterscopic gynaecology for the removal of Benign Uterine Pathologies and the removal of the endometrial lining. Sales showed only a small increase on 2001.

Research and development

The Group's investment in R&D for 2002 was £7.9 million (10.5 per cent. of sales), compared to £6.9 million before exceptional costs (13.7 per cent. of sales) in 2001. The principal areas of investment were in developing the new generator system for ENT, the Diego Powered Dissector System and the G2 head and neck surgery workstation, as well as the expansion of the procedure specific instrument range for use with the PlasmaKinetic (PK) tissue management system in lower abdominal surgery.

Management

During 2002, the Group initiated the process of realigning its management structure and responsibilities to focus on the Group's twin goals of sustainable growth and optimal profitability. It created global business units in each indication area and consolidated the North American sales force under one management and infrastructure.

Capital Resources

Overview

The Group generates cash and has access to a revolving credit facility of £15 million (the "current revolving credit facility") of which approximately £9 million was drawn down as at 31 December 2004. The Group's debt:equity ratio at that date was approximately 8 per cent. The current revolving credit facility will be replaced on Admission by the US$30 million revolving credit facility described at paragraph 13.1(c) of Part VIII of this document (the "new revolving credit facility").

In summary, the Group's principal sources of liquidity have been cash from the US and international operating activities and funding from financing arrangements with the Group's UK banker.

Financing

The current revolving credit facility of £15,000,000 is with the Group's main UK banker and is due to expire in December 2005. The current revolving credit facility will be replaced by the new revolving credit facility on Admission. These facilities are available to draw down in order to finance ongoing investments and bridge any short term cash requirements. The interest rate for each advance drawn under these facilities is calculated at a margin above LIBOR. This margin is at an agreed fixed rate of 1.25 per cent. in respect of the current revolving credit facility and 1.75 per cent. in respect of the new revolving credit facility.

The Group is financing the acquisition of ACMI partly through the Facility Agreement entered into with the Governor and Company of the Bank of Scotland described at paragraph 13.1(c) of Part VIII of this document. In addition to the new revolving credit facility this Facility Agreement includes a committed term loan facility of US$250,000,000. The term loan facility is repayable in instalments with the last instalment being payable on the date falling 5 years after completion of the Acquisition:

Repayment Date	Repayment Instalment ($)
31 July 2006	15,000,000
31 January 2007	15,000,000
31 July 2007	25,000,000
31 January 2008	25,000,000
31 July 2008	30,000,000
31 January 2009	30,000,000
31 July 2009	35,000,000
31 January 2010	37,500,000
5 years after the completion of the Acquisition	37,500,000

Sources and amounts of cash flows

As noted above, the Group's principal sources of liquidity have been cash from the US operating activities and funding from financing arrangements with its UK banker. Descriptions of these are as follows:

- Cash from operating activities

During the year ended 31 December 2004, the Group continued to generate a positive net cash inflow. The net cash inflow from operating activities increased by 25.8 per cent. from £12,959,000 to £16,306,000. At the end of this period, the Group held £7,263,000 in cash at bank and in hand, a 35 per cent. increase from the prior year (£5,392,000). For the five months ending 31 May 2005, net cash inflow from operating activities was £3,863,000. At the end of this period, the Group held £8,380,000 in cash at bank and in hand. There has been no material change in net cash inflow from operating activities and cash held at bank and in hand since 31 May 2005, the date to which the last consolidated management accounts of the Company and its subsidiaries were prepared.

- Financing

As at 31 December 2004 £8,928,000 of the Group's current revolving credit facility had been utilised. This was significantly less than the amount utilised in the prior period (£18,888,000) and as a result led to a decrease in the net cash outflow for returns on investments and servicing of finance. Since 31 December 2004 the Group has continued to generate a net cash inflow which has further reduced the amount utilised under the current revolving credit facility.

Borrowing requirements and funding structure

Other than the current and new revolving credit facilities detailed above, the Group does not have any other borrowing requirements. Small acquisitions or in-license transactions are usually financed out of the debt facility or existing cash flows from the Group's operations.

The Group's objectives are to ensure that sufficient funds are available when required at a competitive price for forecast medium term funding, for working capital swings and if appropriate for potential acquisitions. The Group also tries to ensure the continuing availability of the required range of banking services at a competitive price.

The revolving credit facilities allow the Group to draw down debt when required. These funds can be transferred within the Group without restriction. To reduce any funding risk on these borrowings the Group ensures that rollover dates are spread so that on any one day or in any one week no more than 25 per cent. of borrowings are rolled over in any fourteen day period.

During 2004 the Group held bank accounts in the following currencies: Sterling, US dollars and Euro. However, the functional currency of the Group is Sterling therefore, for reporting purposes, all monetary assets and liabilities are retranslated. As a result, the Group faces currency exposures. Forward foreign exchange contracts entered into for the period to 31 December 2004 are detailed within note 20 to the financial information on Gyrus set out in Part V of this document.

The Board sets the Group's treasury policy to ensure that it has adequate financial resources to develop the Group's businesses and to manage the currency and interest rate risks to which the Group is exposed. The Group's activities expose it mainly to the financial risks of change in foreign currency exchange rates and changes in interest rates. The Group's policy is not to hedge foreign currency translation exposures but to hedge foreign currency transaction exposures only. It mainly uses foreign exchange forward and spot contracts and interest rate swap contracts to hedge these exposures. All external hedging is performed by the Group treasury manager. The Group does not use derivative financial instruments for speculative purposes.

The Group has not entered into covenants which could restrict its current borrowing facilities.

The Group has no other material funding commitments other than those set out in this section.

There are no material, legal or economic restrictions on the ability of subsidiaries to transfer funds to the Company.

Capitalisation and indebtedness

	As at 31 December 2004 £'000	*As at 31 May 2005 £'000*
Guaranteed	0	0
Secured *(Note 1)*	8,928	8,036
Unguaranteed/unsecured *(Note 2)*	58	155
Total Current Debt	**8,986**	**8,191**
Guaranteed	0	0
Secured	0	0
Unguaranteed/unsecured	126	0
Total Non-Current Debt (excluding current portion of long-term debts)	**126**	**0**
Shareholders' Equity		
Share capital	2,160	2,160
Legal reserves	0	0
Other reserves	156,307	156,307
Total	**167,579**	**166,658**

The figures in the first column of the above table have been derived from the audited financial information of the Group as at 31 December 2004. The figures in the second column of the above table update the figures in the first column as to 31 May 2005 through the use of unaudited management accounts. There has been no material change in these figures since 31 May 2005.

Net Indebtedness Schedule

The table below discloses the net indebtedness of the Company:

	£'000
Cash	8,380
Cash equivalent	0
Trading securities	0
Liquidity	8,380
Current Financial Receivable	0
Current bank debt *(Note 1)*	(8,036)
Other current financial debt *(Note 2)*	(155)
Current financial debt	(8,191)
Net current financial indebtedness	189
Non current financial indebtedness	0
Net financial indebtedness	189

All figures in the above table are disclosed as at 31 May 2005. The figures in the above table have been extracted without material adjustment from the unaudited accounting records of the Group as at 31 May 2005.

In addition to the indebtedness amounts disclosed above, the Company owed £160,000 in deferment guarantees as at 31 May 2005.

Note 1: The debt is secured by a fixed and floating debenture on the assets of the Group.

Note 2: The unguaranteed/unsecured portion of the debt relates to obligations under finance leases.

PART V

FINANCIAL INFORMATION ON GYRUS

The financial information contained in this Part V does not constitute statutory accounts within the meaning of section 240 of the Companies Act. KPMG Audit Plc, Chartered Accountants and Registered Auditors of Arlington Business Park, Theale, Reading, RG7 4SD made a report under section 235 of the Companies Act in respect of the statutory accounts for the year ended 31 December 2004. KPMG Audit Plc, Chartered Accountants and Registered Auditors of Marlborough House, Fitzalan Court, Fitzalan Road, Cardiff CF24 0TE made a report under section 235 of the Companies Act in respect of the statutory accounts for the years ended 31 December 2002 and 31 December 2003. Such reports were unqualified and did not contain a statement under section 237(2) or 237(3) of the Act.

The financial information for the three financial years ended 31 December 2004 has been extracted without material adjustment, except noting that the "Directors' remuneration report detail" section of footnote six has been extracted without material adjustment from the Directors' Remuneration Report, from the statutory accounts of Gyrus for the years ended 31 December 2002, 31 December 2003 and 31 December 2004.

The independent auditors' reports under section 235 of the Companies Act in respect of statutory accounts for the years ended 31 December 2002, 31 December 2003 and 31 December 2004 are incorporated into this document by reference and can be found on pages 29, 33 and 31 of the 2002, 2003 and 2004 annual report and accounts respectively.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	*Year ended 31 December 2002*		*Year ended 31 December 2003 Prior to restatement*		*Year ended 31 December 2003 As restated - Note 2*		*Year ended 31 December 2004*	
		£000	*£000*	*£000*	*£000*	*£000*	*£000*	*£000*	*£000*
Turnover	3		75,008		78,132		78,132		86,930
Cost of sales			(29,268)		(31,795)		(31,795)		(35,551)
Gross profit			45,740		46,337		46,337		51,379
Other operating income			-		-		-		641
Selling and distribution expenses			(21,003)		(22,001)		(22,001)		(23,089)
Research and development expenses			(7,899)		(6,467)		(6,467)		(7,262)
General and administrative expenses									
- before goodwill amortisation		(8,538)		(8,440)		(8,440)		(10,622)	
- goodwill amortisation		(6,632)		(6,682)		(5,965)		(5,505)	
Total general and administrative expenses			(15,170)		(15,122)		(14,405)		(16,127)
Total operating expenses			(44,072)		(43,590)		(42,873)		(46,478)
Operating profit			1,668		2,747		3,464		5,542
Exceptional items									
Profit on sale of land	5		-		-		-		373
Loss on termination of operation	5		-		-		-		(400)
Profit on sale of business operation	5		1,983		-		-		
			1,983		-		-		(27)
Profit on ordinary activities before interest and taxation	3		3,651		2,747		3,464		5,515
Interest receivable	7		30		64		64		170
Interest payable and similar charges	8		(1,563)		(1,398)		(1,398)		(988)
Profit on ordinary activities before taxation	4		2,118		1,413		2,130		4,697
Taxation (charge)/credit	9		(83)		4,544		4,544		(485)
Profit on ordinary activities after taxation	22		2,035		5,957		6,674		4,212
Earnings per ordinary share	10								
Basic			2.5		7.2		8.0		5.0p
Diluted			2.4		7.1		8.0		5.0p
Adjusted basic, excluding goodwill amortisation, deferred taxation and exceptional items			7.7		9.6		9.6		11.5p

	£'000	£'000	£'000	£'000
Profit before tax, goodwill amortisation and profit on sale of business operation	6,767	8,095	8,095	10,202

The accompanying notes are an integral part of the profit and loss account.

All activities were in respect of continuing operations.

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Note	*Year ended 31 December 2002 £000*	*Year ended 31 December 2003 Prior to restatement £000*	*Year ended 31 December 2003 As restated – Note 2 £000*	*Year ended 31 December 2004 £000*
Profit on ordinary activities after taxation		2,035	5,957	6,674	4,212
Currency translation differences arising on foreign currency net investments		(2,795)	(2,860)	(13,175)	(8,561)
Share related awards		62	9	9	–
Total recognised gains and losses relating to the year		(698)	3,106	(6,492)	(4,349)
Prior year adjustment	2	1,200			(21,421)
Total recognised gains and losses since last annual report		502			(25,770)

CONSOLIDATED BALANCE SHEET

	Note	As at 31 December 2002 £000	Year ended 31 December 2003 Prior to restatement £000	As at 31 December 2003 As restated - Note 2 £000	As at 31 December 2004 £000
Fixed assets					
Intangible assets	12	120,528	118,971	97,550	85,365
Tangible assets	13	14,134	12,097	12,097	10,396
		134,662	131,068	109,647	95,761
Current assets					
Stocks	15	18,767	16,814	16,814	13,434
Debtors - due within one year		13,369	14,243	14,243	16,314
Deferred tax asset	17	1,526	6,160	6,160	6,082
Debtors	16	14,895	20,403	20,403	22,396
Cash at bank and in hand		3,021	5,392	5,392	7,263
		36,683	42,609	42,609	43,093
Creditors: Amounts falling due within one year	18	(10,732)	(11,221)	(11,221)	(21,002)
Net current assets/(liabilities)		25,951	31,388	31,388	22,091
Total assets less current liabilities		160,613	162,456	141,035	117,852
Creditors: Amounts falling due after more than one year	19	(20,825)	(19,448)	(19,448)	(134)
Net assets		139,788	143,008	121,587	117,718
Capital and reserves					
Share capital	21	2,154	2,156	2,156	2,160
Share premium account	22	151,859	151,971	151,971	152,447
Merger reserve	22	3,860	3,860	3,860	3,860
Profit and loss account	22	(18,085)	(14,979)	(36,400)	(40,749)
Equity shareholders' funds	22	139,788	143,008	121,587	117,718

CONSOLIDATED CASH FLOW STATEMENT

	Note	Year ended 31 December 2002 £'000	Year ended 31 December 2003 Prior to restatement and as restated £'000	Year ended 31 December 2004 £'000
Net cash inflow from operating activities	24	3,932	12,959	16,306
Returns on investment and servicing of finance	26	(1,387)	(1,188)	(616)
Taxation	26	(83)	(288)	(185)
Capital expenditure	26	(7,039)	(4,260)	(2,240)
(Acquisitions)/disposal	26	2,700	(4,125)	–
Cash inflow		(1,877)	3,098	13,265
Financing	26	2,516	(1,667)	(10,013)
Increase in cash in the year	25	639	1,431	3,252

RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	Note	Year ended 31 December 2002 £'000	Year ended 31 December 2003 Prior to restatement and as restated £'000	Year ended 31 December 2004 £'000
Increase in cash in the year	25	639	1,431	3,252
Cash outflow/(inflow) from decrease/(increase) in debt and lease financing	25	(2,434)	1,361	10,492
Decrease/(increase) in net debt resulting from cash flows	25	(1,795)	2,792	13,744
Inception of new finance leases	25	(42)	(160)	–
Translation difference	25	–	(179)	(123)
Changes in net debt		(1,837)	2,453	13,621
Net debt at beginning of year	25	(16,087)	(17,924)	(15,471)
Net debt at end of year	25	(17,924)	(15,471)	(1,849)

NOTES TO THE FINANCIAL STATEMENTS

1. GROUP ACCOUNTING POLICIES

Accounting Policies

The following accounting policies have been applied consistently, except in relation to the treatment of goodwill acquired in foreign currencies as disclosed in note 2, in dealing with items which are considered material in relation to the Group's financial statements.

Accounting Conventions

The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards.

Basis of Consolidation

The consolidated financial statements incorporate the financial statements of the Company and all its subsidiary undertakings. Details of subsidiary undertakings are shown in note 14. Unless otherwise stated the acquisition method of accounting has been adopted. Under this method, the results of subsidiary undertakings acquired or disposed of in the year are included in the consolidated profit and loss account from the date of acquisition or up to the date of disposal.

Intangible Assets – Goodwill

Goodwill arising on an acquisition in the year ended 30 June 1997 was written off to reserves in accordance with the accounting standard then in force. As permitted by the current accounting standard the goodwill previously written off to reserves has not been reinstated in the balance sheet. Such goodwill will be charged to the profit and loss account if the business to which it relates is disposed of.

Goodwill arising on the acquisition of subsidiary undertakings since 1997, representing any excess of the fair value of the consideration given and associated costs over the fair value of the identifiable assets and liabilities acquired, is capitalised and written off on a straight line basis over its useful economic life of 20 years. Provision is made for any impairment.

Intangible Assets – Licensing Agreements

Licensing agreements are included at cost and depreciated over their useful economic life. Provision is made for any impairment.

Turnover

Product sales are recognised upon shipment of product.

Royalty revenue relating to licensed technology is recognised upon notification of shipment of product or when advised by the other party to the royalty contract that the royalty is earned.

Turnover excludes VAT and similar taxes.

Cost of Sales

Cost of sales represents the material, labour and production overheads incurred in manufacturing the products sold or the purchase cost and directly attributable handling costs of products bought for re-sale.

Research and Development

Expenditure on research and development, including that from which development fees are derived, is written off to the profit and loss account as incurred.

Intellectual Property Rights

Patent disputes are common in the medical devices sector, particularly in the US. Litigation is frequently used to assess the relative merits of such disputes prior to settlement through commercial agreement. All expenditure on intellectual property rights, including the costs of patents and trademarks and the defence of the Group's intellectual property rights, is written off to the profit and loss account as incurred, with the exception of patents already held by companies acquired during 2003.

Foreign Currencies

Transactions denominated in foreign currencies are recorded at the exchange rate ruling on the date of the transaction. Foreign currencies received are translated at the exchange rate ruling on the date of conversion or at a forward contract rate if hedged. Monetary assets and liabilities expressed in foreign currencies, are translated into sterling at rates of exchange ruling at the balance sheet rate. The resulting exchange differences are charged to the profit and loss account for the year except in the case of loans to finance equity investment in overseas subsidiaries where both the investment and loan are translated at the exchange rate ruling at the balance sheet date and the differences are taken directly to reserves.

On consolidation, the results of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets, including goodwill arising on consolidation denominated in foreign currencies, and on the difference between the results of overseas operations translated at average monthly exchange rates and year-end rates are dealt with through reserves.

Taxation

Corporation and overseas taxes are recorded on taxable profits at the current rate.

Deferred tax is recognised without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19: Deferred Tax. In accordance with FRS 19: Deferred Tax, deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of underlying timing differences can be deducted.

Investment in Subsidiary Undertakings

The Company's investment in subsidiary undertakings is stated at cost less any provision for impairment.

Fixed Assets and Depreciation

Tangible fixed assets are stated at cost net of depreciation. Depreciation is provided to write off the cost less the estimated residual value of tangible fixed assets by equal instalments over their estimated useful economic lives as follows:

Fixtures and fittings	-	3-10 years
Buildings	-	20 years
Leasehold improvements	-	term of lease
Plant and machinery	-	3-10 years
Placed equipment	-	3 years

Placed equipment relates to equipment placed in clinical settings to generate a stream of "disposables" revenue. Utilisation of such equipment is measured and provision made where appropriate for impairment.

Stocks

Stocks are stated at the lower of cost and net realisable value. Cost is determined on a first in first out basis and includes transport and handling costs. In the case of manufactured products, cost includes all direct expenditure and production overheads based on the normal level of activity. Net realisable value is the price at which the stocks can be sold in the normal course of business after allowing for the costs of realisation and, where appropriate, the cost of conversion from their existing state to a finished condition. Provision is made where necessary for obsolete, slow-moving and defective stocks.

Deferred Income

Advance royalties and non-refundable supply deposits received in connection with development collaboration agreements are deferred on receipt and released to the profit and loss account as appropriate.

Pension Scheme Arrangements

The Group operates a defined contribution scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund. The pension charge represents contributions payable by the Group to the fund.

Employee Share Schemes

Share options are issued at market value at the date of grant and consideration is accounted for when the option is exercised. In respect of the Share Matching Scheme, where there are no performance criteria and the award is not related to past performance, the cost is recognised over the period from the date of the award to the date the employee becomes unconditionally entitled to the shares. Employees have the opportunity to participate in share purchase plans. Shares are issued to employees at the end of the savings period as described in note 21. The consideration for the shares and associated discount are recognised when the savings contract matures.

Finance and Operating Leases

Where the Group enters into a lease which entails taking substantially all the risk and rewards of ownership of an asset, the lease is treated as a "finance lease". The asset is recorded in the balance sheet as a tangible fixed asset and is depreciated over its estimated useful life or the term of the lease, whichever is the shorter. Future installments under such leases, net of finance charges, are included in creditors. Rentals are apportioned on a sum of the digits basis, between the finance element, which is charged to the profit and loss account, and the capital element, which reduces the outstanding obligation for future instalments. All other leases are accounted for as "operating leases" and the rental charges are charged to the profit and loss account on a straight line basis over the life of the lease.

2. PRIOR YEAR ADJUSTMENT

The 2002 accounts were prepared on the same basis as the prior year except that FRS19: Deferred Tax was adopted. The standard requires that full provision is made for deferred tax. The comparative figures for the year ended 31 December 2001 were restated to reflect the adoption of the standard. The effect of the adjustment on the year ended 31 December 2001 was to recognise a net deferred tax asset of £1,200,000.

The 2004 accounts have been prepared on the same basis as the prior two years except that goodwill arising on consolidation held in sterling on foreign subsidiaries has been restated for the year ended 31 December 2003 to local currency and translated to sterling at closing rate in accordance with best practice under UK GAAP FRED 24 (now implemented as FRS 23).

As a result of recent periods of US dollar depreciation, it has been necessary to record a prior year adjustment to reduce the net book value of goodwill by approximately £12 million at

1 January 2003 and by a further £9 million at 31 December 2003 with an equal reduction in reserves. The effect on 2004 is to reduce the amount charged to the profit and loss account in respect of goodwill amortisation by approximately £1.3 million to £5.5 million (2003 adjusted £6.0m). Further depreciation in the US dollar during 2004 has increased the loss on foreign currency translation taken to reserves as a result of this change in policy by approximately £5.9m.

The effect of the restatement is as follows:

	Year ended 31 December 2002 £'000	*Year ended 31 December 2003 As restated £'000*	*Year ended 31 December 2004 £'000*
Goodwill amortisation			
As previous policy	(6,632)	(6,682)	(6,848)
Effect of retranslation of goodwill to local currency	N/A	717	1,343
As restated	(6,632)	(5,965)	(5,505)

	Year ended 31 December 2002 £'000	*Year ended 31 December 2003 As restated £'000*	*Year ended 31 December 2004 £'000*
Profit on ordinary activities after taxation			
As previous policy	2,035	5,957	2,869
Effect of retranslation of goodwill to local currency	N/A	717	1,343
As restated	2,035	6,674	4,212

	Year ended 31 December 2002 £'000	*Year ended 31 December 2003 As restated £'000*	*Year ended 31 December 2004 £'000*
Net assets			
As previous policy	N/A	143,008	143,730
Effect of retranslation of goodwill to local currency	N/A	(21,421)	(26,012)
As restated	139,788	121,587	117,718

	Year ended 31 December 2002 £'000	Year ended 31 December 2003 As restated £'000	Year ended 31 December 2004 £'000
Loss on foreign currency translation taken to reserves			
As previous policy	N/A	(2,860)	(2,627)
Effect of retranslation of goodwill to local currency	N/A	(10,315)	(5,934)
As restated	N/A	(13,175)	(8,561)
Earnings per share (basic)			
As previous policy	2.5p	7.2p	3.4p
Effect of retranslation of goodwill to local currency	N/A	0.8p	1.6p
As restated	2.5p	8.0p	5.0p
Earnings per share (diluted)			
As previous policy	2.4p	7.1p	3.4p
Effect of retranslation of goodwill to local currency	N/A	0.9p	1.6p
As restated	2.4p	8.0p	5.0p
Earnings per share (excluding goodwill amortisation, deferred tax and exceptional items)			
As previous policy	7.7p	9.6p	11.5p
As restated	7.7p	9.6p	11.5p

Earnings on which EPS is based are disclosed in note 10.

3. SEGMENTAL INFORMATION

i) Geographic

	Year ended 31 December 2002 £000	Year ended 31 December 2003 Prior to restatement £000	Year ended 31 December 2003 As restated – Note 2 £000	Year ended 31 December 2004 £000
Turnover by destination				
North America	58,450	56,048	56,048	58,427
United Kingdom and rest of Europe	11,707	19,647	19,647	21,747
Rest of World	4,851	2,437	2,437	6,756
	75,008	78,132	78,132	86,930
Turnover by origin				
North America	61,389	53,571	53,571	55,146
United Kingdom and rest of Europe	13,619	24,561	24,561	29,976
Rest of World	–	–	–	1,808
	75,008	78,132	78,132	86,930
Profit before interest and taxation by origin				
North America	8,516	2,753	3,470	2,918
United Kingdom and rest of Europe	(4,865)	(6)	(6)	2,566
Rest of World	–	–	–	31
	3,651	2,747	3,464	5,515

	Year ended 31 December 2002 £000	Year ended 31 December 2003 Prior to restatement £000	Year ended 31 December 2003 As restated - Note 2 £000	Year ended 31 December 2004 £000
Operating net assets				
North America	N/A	N/A	123,505	108,323
United Kingdom and rest of Europe	N/A	N/A	17,008	18,238
Rest of World	N/A	N/A	270	269
	160,605	162,204	140,783	126,830
Finance leases	(317)	(308)	(308)	(184)
Bank loans	(20,500)	(18,888)	(18,888)	(8,928)
Net assets	139,788	143,008	121,587	117,718

ii) Business Segment

Year ended 31 December 2002	*ENT* *£000*	*Surgical* *£000*	*Partnered Technologies* *£000*	*Disposal* *£000*	*Total* *£000*
Turnover	34,230	22,263	16,759	1,756	75,008
Cost of sales	(10,915)	(7,683)	(9,805)	(865)	(29,268)
Sales and marketing	(12,304)	(7,772)	(641)	(286)	(21,003)
Research and development	(3,114)	(1,574)	(2,861)	-	(7,549)
General and administration before goodwill amortisation	(2,725)	(2,008)	(1,067)	-	(5,800)
Segment profit before goodwill amortisation	5,172	3,226	2,385	605	11,388
Amortisation of goodwill	(4,882)	(1,369)	(381)	-	(6,632)
Segment profit	290	1,857	2,004	605	4,756
Expenses not allocated					
Central research and development					(350)
General and administration					(2,738)
Operating Profit					1,668
Profit on the sale of business operation					1,983
Profit before interest and taxation					3,651

Year ended 31 December 2003 *Prior to restatement*	*ENT* *£000*	*Surgical* *£000*	*Partnered Technologies* *£000*	*Total* *£000*
Turnover	35,099	25,282	17,751	78,132
Cost of sales	(13,179)	(8,141)	(10,475)	(31,795)
Sales and marketing	(13,368)	(8,633)	-	(22,001)
Research and development	(1,910)	(1,301)	(2,928)	(6,139)
General and administration before goodwill amortisation	(3,304)	(1,412)	(1,490)	(6,206)
Segment profit before goodwill amortisation	3,338	5,795	2,858	11,991
Amortisation of goodwill	(5,042)	(1,311)	(329)	(6,682)
Segment profit	(1,704)	4,484	2,529	5,309
Expenses not allocated				
Central research and development				(328)
General and administration				(2,234)
Profit before interest and taxation				2,747

Year ended 31 December 2003 *As restated - Note 2*	*ENT* *£000*	*Surgical* *£000*	*Partnered Technologies* *£000*	*Total* *£000*
Turnover	35,099	25,282	17,751	78,132
Cost of sales	(13,179)	(8,141)	(10,475)	(31,795)
Sales and marketing	(13,368)	(8,633)	-	(22,001)
Research and development	(1,910)	(1,301)	(2,928)	(6,139)
General and administration before goodwill amortisation	(3,304)	(1,412)	(1,490)	(6,206)
Segment profit before goodwill amortisation	3,338	5,795	2,858	11,991
Amortisation of goodwill	(4,386)	(1,263)	(316)	(5,965)
Segment profit	(1,048)	4,532	2,542	6,026
Expenses not allocated				
Central research and development				(328)
General and administration				(2,234)
Profit before interest and taxation				3,464

Year ended 31 December 2004	ENT £000	Surgical £000	Partnered Technologies £000	Total £000
Turnover	38,369	28,822	19,739	86,930
Cost of sales	(16,261)	(7,795)	(11,495)	(35,551)
Other operating income	-	-	641	641
Sales and marketing	(12,550)	(10,539)	-	(23,089)
Research and development	(1,995)	(1,184)	(3,703)	(6,882)
General and administration before goodwill amortisation	(5,171)	(2,634)	(2,698)	(10,503)
Exceptional item: Profit on sale of land	373	-	-	373
Segment profit before goodwill amortisation	2,765	6,670	2,484	11,919
Amortisation of goodwill	(4,095)	(1,127)	(283)	(5,505)
Segment (loss)/profit	(1,330)	5,543	2,201	6,414
Expenses not allocated				
Central research and development				(380)
Exceptional item: Loss on termination of operation				(400)
General and administration				(119)
Profit before interest and taxation				5,515

The segmental information above reflects the wider strategy of the Group focusing on direct costs for each segment.

The unallocated costs consist of Group related items which are not directly attributable to market segments.

Net assets by business segment are not disclosed. Amongst the Group's subsidiary companies there is homogenous use of assets by the reported business segments.

iii) Acquisitions

The analyses above included the following amounts in respect of Entermed B.V., Entermed B.V.B.A., Entermed FZC Limited and Explorent GmbH, which were acquired during the year ended 31 December 2003.

	2003 As restated and prior to restatement £000
Turnover by destination	
North America	32
United Kingdom and rest of Europe	1,564
Rest of world	441
	2,037

All Entermed B.V., Entermed B.V.B.A. and Explorent GmbH turnover originated in Europe. All Entermed FZC Limited turnover originated in Dubai. In total these companies contributed £211,383 operating profit to the ENT business segment. The net assets of Entermed B.V., Entermed B.V.B.A. and Explorent GmbH are located in Europe. The net assets of Entermed FZC Limited are located in Dubai.

Operating results from the date of acquisition to 31 December 2003 (as restated and prior to restatement) are set out below:

	Entermed B.V. £000	*Entermed B.V.B.A £000*	*Entermed FZC Limited £000*	*Explorent GmbH £000*	*Total £000*
Turnover	895	117	381	644	2,037
Cost of Sales	(621)	(56)	(277)	(267)	(1,221)
Gross Profit	274	61	104	377	816
Operating expenses	(319)	(61)	(87)	(138)	(605)
Operating profit/(loss)	(45)	-	17	239	211

iv) Disposal of an Operation

On 29 November 2002 Gyrus ENT LLC, a wholly owned subsidiary of Gyrus Group PLC, disposed of a non-core business, creating the reported gain of £1,983,000. The 2002 analysis of turnover in 3(i) includes the following amounts in respect of this non-core business.

	£000
Turnover by destination	
North America	1,565
United Kingdom and rest of Europe	55
Rest of world	136
	1,756

All of the turnover of the sold business originated in North America.

Operating results up to the point of disposal were:

	£000
Turnover	1,756
Cost of Sales	(865)
Gross Profit	891
Operating expenses	(286)
Operating profit	605

4. PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION

Profit on ordinary activities before taxation is stated after charging:

	Year ended 31 December 2002 £000	*Year ended 31 December 2003 Prior to restatement £000*	*Year ended 31 December 2003 As restated - Note 2 £000*	*Year ended 31 December 2004 £000*
Depreciation on tangible fixed assets				
Owned	3,161	3,903	3,903	3,492
Leased	133	94	94	70
Amortisation of goodwill	6,632	6,682	5,965	5,505
Amortisation of licensing agreements	80	106	106	323
Amortisation of patents	-	20	20	23
Auditors' remuneration:				
Audit fees payable	122	161	161	219
Non audit fees payable to the Company's auditor and its associates	211	116	116	196
Operating lease rentals for:				
Land and buildings	841	912	912	904
Plant and machinery	165	159	159	334

Audit fees included above relating to the Company total £65,000 (2003: £49,000; 2002: £42,000)

Non audit fees paid to the Company auditor and its associates in 2004 comprise of £181,000 related to tax compliance and advisory work including the completion of the UK tax returns and US state and federal tax returns and £15,000 in respect of audit work on the restatement of the 2004 financial statements under International Financial Reporting Standards.

Non audit fees paid to the Company auditor and its associates in 2003 comprise £111,000 related to tax compliance and advisory work including the completion of the UK tax returns and US state and federal tax returns and £5,000 in respect of a review of the impact of International Financial Reporting Standards on the Group's financial policies. In addition £27,000 was paid to the Company auditor in 2003 in respect of tax due diligence and other advisory work on acquisitions. This amount was capitalised as a cost of acquisition.

Non audit fees paid to the Company auditor and its associates in 2002 comprise £81,000 relating to the cost of an external interim finance member of staff for a Gyrus Group PLC subsidiary (which was sourced through KPMG Search and Selection) and £130,000 tax compliance and advisory work.

5. EXCEPTIONAL ITEMS

	2002 £'000	*2003 As restated and prior to restatement £'000*	*2004 £'000*
Profit on sale of land	–	–	373
Loss on termination of operation	–	–	(400)
Profit on sale of business operation	1,983	–	-
	1,983	–	(27)

During the year ended 31 December 2004 the Group decided to discontinue its operations in the biotechnology sector resulting in a loss of £400,000 on the termination of its investment.

The effect on the taxation charge for the year of the exceptional items recognised below operating profit is disclosed in note 9.

On 29 November 2002 Gyrus ENT LLC, a wholly owned subsidiary of the Gyrus Group Plc, disposed of a non-core business, creating the reported gain of £1,983,000.

6. STAFF NUMBERS AND COSTS

The average monthly number of employees (including executive directors) was:

	Number of employees		
	2002	*2003*	*2004*
Research and development	82	82	69
Production	333	340	326
Selling and distribution	107	144	133
General and administration	63	75	89
	585	641	617

Their aggregate remuneration comprised:

	Year ended 31 December 2002 £000	*Year ended 31 December 2003 As restated and prior to restatement £000*	*Year ended 31 December 2004 £000*
Wages and salaries	18,653	20,181	20,179
Social security costs	1,563	1,741	1,745
Other pension costs	695	793	1,098
Share related awards	62	9	-
	20,973	22,724	23,022

Pension contributions accrued at the year end amounted to £171,926 (2003: £50,932; 2002: £50,937)

Directors' remuneration report detail

Consideration of matters relating to directors' remuneration

Since 2003, the Committee has comprised the three non-executive directors, C. Goodson-Wickes (Chairman), M.F. Garner and C.W. Cummings. In 2003, Professor Cummings replaced G.R. Davis. All of these non-executive directors are independent. The Executive Chairman and other senior executives attend some meetings in an advisory capacity at the invitation of the Committee.

The Committee meets at least four times a year and performs its duties under formal terms of reference which include determining with the Board, the Company's broad policy for executive remuneration and within the terms of this agreed framework, to determine the total individual remuneration packages (including pension rights, performance-related bonus plan and share option awards) for each of the executive directors (including the Chairman) and the Operating Board. In addition to authorising the granting of share options to executives, Operating Board members and other employees within the rules of the existing share plans, the Remuneration Committee is responsible for making appropriate recommendations to the Board with regard to the introduction of, or changes in, share option plans or other long-term incentive arrangements.

No director or manager is involved in any decisions as to his or her own remuneration. The Committee is consulted on and notified of all senior management appointments and related remuneration. It is also consulted on major organisational change.

Fees for non-executive directors are proposed by the Executive Chairman after taking into account fees paid by similar companies and are approved by the Board.

The Remuneration Committee has access to independent advice where it considers it appropriate. During each of the three years 2002, 2003 and 2004 such advice was received from New Bridge Street Consultants LLP, remuneration consultants, who were appointed by the Remuneration Committee. New Bridge Street Consultants did not provide any other services to any company in the Group during each of the three financial years 2002, 2003 and 2004 other than advising the Executive Chairman during a review of fees for the non-executive directors.

Remuneration Policy

Remuneration policy centres on ensuring that remuneration packages are sufficiently competitive to attract, retain and motivate the right calibre of executive director and senior manager for each individual function, taking into account the Group's particular activities and its stage of development. The remuneration packages are also designed to align the interests of shareholders and executives with a view to encouraging commitment to the development of the Group for the long term enhancement of shareholder value. In determining remuneration packages for senior executives the Board has regards to pay and conditions elsewhere in the Group.

The policy in respect of directors' remuneration is as follows:

Policy on Relative Importance of Performance Linked and Non-Performance Linked Pay

It is the Group's policy to emphasise the performance linked element of remuneration as it believes this policy to be in the interests of shareholders. It does this by rewarding executives with a remuneration package incorporating a moderate basic salary, which is not performance linked, together with participation in the performance linked Annual Bonus Plan and Share Incentive Plans. The potential remuneration linked to performance is intended to be a significant proportion of the total remuneration package. At the 'target' level for incentives it is estimated that 40-50 per cent. of total pay comprises performance-related pay.

Basic Salaries

Executive directors' salaries are reviewed annually taking into consideration individual performance over the previous 12 months and pay and employment conditions elsewhere in the Group. The Remuneration Committee also uses information provided by external consultants relating to rates of pay for similar positions in similar mediscience businesses and in UK companies with a similar market capitalisation. Any increases in basic salary are effective from 1 July each year. Basic salaries and total remuneration are set at broadly market median levels.

Pensions

The group contributed 10 per cent. of basic salary to a non-contributory defined contribution pension scheme for N.M. Goble, C.C.O. Goble and J.W. Moore in 2002, to N.M. Goble and S.J.B. Shaw in 2003 and to S.J.B. Shaw and G.R. Davis in 2004. Prior to July 2003, no contributions were made to a pension scheme in respect of B.L. Steer, Executive Chairman. From 1 July 2003, in the context of his agreement to extend his contract for a further two years to a revised retirement date of 8 July 2005 (now extended to the 2007 AGM), and taking into account his increased responsibilities with the change in management structure, Mr Steer was granted an annual pension contribution of £98,000, with payments spread equally over the year, for the remaining term of his contract. The contributions are made to a non-contributory defined contribution scheme. The Remuneration Committee considers this appropriate in the context of his total remuneration package and there remains a sensible balance between fixed and performance related remuneration.

In 2002, a matching contribution was made to a 401k plan in the US in respect of T.M. Murphy and C.M. Smith. Under the 401k rules, the employee can make personal contributions of up to 20 per cent. of basic salary to the plan and the Group makes a matching contribution of 40 per cent. of the employees' contribution in respect of the first 5 per cent. of basic salary contributed by the employee.

The Company is currently reviewing its pension provisions in the light of the pensions tax simplification proposals. Actual contributions for executive directors to pensions or 401k plans are shown in the directors' emoluments tables. Non-executive directors' fees are non-pensionable.

Performance Related Annual Bonus Plan

Annual bonus payments are conditional upon demanding performance criteria so as to align incentive awards paid to directors directly with the interests of shareholders. In 2002, bonuses were based solely on earnings targets, whilst in 2003 bonuses were payable on achievement of demanding revenue and earnings targets. In 2004 bonuses were payable on achievement of demanding earnings targets. For 2005 bonuses are payable on achievement of demanding profit before tax and goodwill amortisation targets. As in previous years, a maximum of 50 per cent. of an executive director's basic salary for the financial year under review is payable for achievement at the targeted level, where target is designed to be stretching but achievable. From 2003 the Remuneration Committee has also introduced the opportunity for the Operating Board, including the executive directors, to increase their bonus potential to a maximum of 100 per cent. of basic salary if reported Group earnings performance exceeds the already demanding target. The additional bonus above 50 per cent. and up to 100 per cent. of basic salary is payable for the achievement of predetermined Group earnings targets and will require exceptional Group performance for the full bonuses to be earned. Bonuses paid to executive directors relating to the Group's performance in 2002, 2003 and 2004 are shown in the director's emoluments in the detail of individual emoluments and compensation section later in this footnote. The non-executive directors do not participate in the annual bonus plan.

Share Options and the Proposed Long Term Incentive Plan

The Board believes that share participation plans are an important element in attracting, retaining and rewarding Executives and the Group's employees at all levels, and aligning their interests with those of shareholders. All employees of the Group are able to participate in either the Save As You Earn Scheme or US Employee Share Purchase Plan following an initial period of service. The Remuneration Committee has recently undertaken a comprehensive review of long-term incentive arrangements for senior executives and has concluded that the existing Executive Share Option Scheme ("ESOS") should be replaced with a new Performance Share Plan ("PSP"). Under this PSP senior executives would be granted a conditional award of free shares which will normally only vest if demanding performance conditions are achieved over a three year period. A resolution to adopt the PSP is being proposed at the forthcoming AGM and the details of the plan can be found in the AGM notice. If the new plan is approved it will be the primary long term incentive plan for senior executives. Following its adoption, it is intended that no further options will be granted under the ESOS, other than in exceptional circumstances.

Although eligible to participate in the share option plans at the time of being executive directors, N.M. Goble and C.C.O. Goble, who as founders of the company are already substantial shareholders, did not participate in any of the share option schemes. The non-executive directors do not participate in the share option schemes.

Performance conditions

All awards under the PSP will be subject to performance conditions set by the Committee each year. The performance period for awards will be a fixed period of at least three years beginning on the first day of the financial year in which the award is granted with no provision to retest. All awards will lapse at the end of the applicable performance period to the extent that the

applicable performance condition has not been satisfied or, in the event of a takeover, is deemed not to have been satisfied.

For initial awards in 2005 (including awards to employees in the US) the vesting of an award will be subject to the achievement of stretching performance conditions based on the growth in the Company's Earnings Per Share ("EPS") from a 2004 base, as follows:

Average Annual EPS Growth over three financial years	*Proportion of Award Vesting*
8% (i.e. 24% over 3 years)	25%
18% (i.e. 54% over 3 years)	100%
8% to 18%	Between 25% and 100% on a pro rata basis

EPS will be the adjusted basic EPS excluding goodwill amortisation, charges relating to share based payments and, at the discretion of the Remuneration Committee, exceptional items. The remuneration committee will ensure that there is consistency of treatment in the calculation of EPS as the Company moves to International Financial Reporting Standards.

The Committee considers that EPS growth alone is the most appropriate measure of performance for the time being as it will allow the Company to grant and structure awards in both the UK and US on the same basis, where previously under the Executive Share Option Plan only options granted in the UK were subject to a performance target, based on Total Shareholder Return. As awards are being granted to US employees it was not felt appropriate to have a UK measure of inflation as a benchmark against which to compare EPS growth and therefore the performance condition has not been expressed as RPI+% growth. This fact has been taken into account in determining the growth rates.

The performance conditions under the ESOS are as follows:

Since November 2001, all grants of share options to executive directors have been subject to performance conditions. From November 2001 the performance condition applying to all grants of options to executive directors has been based on Total Shareholder Return (a combination of share price and dividend performance) of the Gyrus Group PLC over a three year period beginning on the first day of the Company's financial year in which the grant of options is made. The assessment of the achievement of the performance condition is made by comparison to a list of comparator companies from the FTSE Techmark Mediscience index which will be ranked in order of Total Shareholder Return. The comparator companies are:

Galen Holdings
Cambridge Antibody Tech Group
Powderject Pharmaceuticals
Acambis
SkyePharma
Medisys
Oxford Glycosciences
Weston Medical Group
Phytopharm
Biocompatibles International
Axis-Shield
Genemedix
Whatman
British Biotech
Oxford Biomedica
Xenova Group
M.L. Laboratories
Isotron
K S Biomedix
PPL Therapeutics
XTL Biopharmaceuticals
Vernalis Group
Alizyme
Genetix Group
Biotrace International
Pharmagene
Protherics

When the value of the shares under options granted to executive directors in any 12 month period represents less than one times basic salary, the options will become exercisable at the end of the three year vesting period if Gyrus's performance leads it to be ranked in a median position or above when compared to the comparator group. If the option grant is in excess of one times basic salary, the performance criteria are more demanding such that 100 per cent. of the options will only vest after three years if the Group's performance is in the upper quartile relative to the comparator companies. At median ranking 50 per cent. of the options will vest and between median and upper quartile the percentage exercisable will be pro-rated between 50 per cent. and 100 per cent. on the basis of Total Shareholder Return ranking performance. In either case, no

share options are exercisable for a ranking below median over the three year period. To date only B.L.Steer, S.J.B. Shaw and G.R. Davis have been granted share options in one year in excess of one times basic salary. Under the plan rules, except in exceptional circumstances which justify the limit being exceeded, the value of share options granted to an executive in any year cannot exceed a sum equal to one and half times annual earnings.

Provided the option has not lapsed, the performance condition can be retested at the end of the fourth year and, if necessary, at the end of the fifth year (but measured from the same point), with the intent that if the Company's Total Shareholder Return ranking relative to the Comparator Group improves, a greater proportion of the option shares will become exercisable.

These performance conditions are considered appropriate because, being based on Total Shareholder Return, they align the executive directors' goals with those of the shareholders and they include comparison to a comparator group of companies from the FTSE Techmark Mediscience Index which should give a fair comparison to similar companies, rather than reflecting more general market movements which are outside the Group's control. The achievement of the performance conditions is independently verified by New Bridge Street Consultants in their capacity as advisors to the Remuneration Committee.

Certain share options awarded to each of the executive directors, as indicated in the Directors' share option table, are not subject to performance conditions because they were granted before November 2001 when performance conditions became mandatory under the Gyrus Share Options Policy.

Service Contracts

The Company has service contracts with its executive directors. It is Company policy that contracts should contain notice periods of not more than 12 months. The Company's policy is that the Company shall be entitled to terminate the appointment immediately by paying to an executive director a payment in lieu of notice which shall be calculated with regard to the director's common law duty to mitigate his loss.

Details of the contracts for executive directors who served during 2004 are as follows:

	Date of contract	*Notice period required from Company*	*Notice period required from director*	*Provision for compensation for loss of office*
B.L. Steer	25 June 2002 (superseded contract dated 5 November 1997)	6 months	6 months	Payment in lieu of notice - six months basic salary only
S.J.B. Shaw	9 September 2003	6 months	6 months	Payment in lieu of notice which shall be calculated with regard to the Executive's common law duty to mitigate his loss
N.M. Goble	5 November 1997	6 months	6 months	Payment in lieu of notice which shall be calculated with regard to the Executive's common law duty to mitigate his loss

Details of the contracts for executive directors who served during 2003 and 2002 are as follows:

	Date of contract	*Notice period required from Company*	*Notice period required from director*	*Provision for compensation for loss of office*
B.L. Steer	25 June 2002 (superseded contract dated 5 November 1997)	6 months	6 months	Payment in lieu of notice - 6 months basic salary only
N.M. Goble	5 November 1997	6 months	6 months	Payment in lieu of notice which shall be calculated with regard to the Executive's common law duty to mitigate his loss
T.F. Murphy	7 March 2001	12 months	30 days	Payment in lieu of notice - basic salary only - calculated with regard to Executive's common law duty to mitigate his loss
C.C.O. Goble	4 November 1997	6 months	6 months	Payment in lieu of notice which shall be calculated with regard to the Executive's common law duty to mitigate his loss
C.M. Smith	7 March 2001	12 months	30 days	Payment in lieu of notice - basic salary only - calculated with regard to Executive's common law duty to mitigate his loss
J.W. Moore	7 March 2001	6 months	6 months	Payment in lieu of notice which shall be calculated with regard to the Executive's common law duty to mitigate his loss

G.R. Davis will become a director on 1 April 2005. His service contract is dated 9 September 2003 and includes the same conditions regarding notice period and provision for compensation for loss of office as Mr Shaw. All of the executive directors' service contracts are rolling contracts except for Mr Steer's contract which expires when he relinquishes his responsibilities at the 2007 AGM. Mr Goble's executive contract was terminated on 31 July 2004 and replaced by a non-executive contract for services as described below.

In 2002, non-executive directors' terms of appointment were governed by the Company's Articles of Association, requiring them to retire and submit themselves for re-appointment at least once every three years. Since 2003, non-executive directors' terms of appointment are governed by contracts for services. The contracts outline the role of the non executive director, fees to be paid, anticipated time commitment necessary to meet the expectations of the role, and the need to retire and submit themselves for re-appointment at least once every three years. The contract can be terminated by either party upon six months' written notice (three months in the case of Mr Goble). There is no provision for compensation to be payable upon early termination of the contract for the non-executive directors.

C. Goodson-Wickes was originally appointed as a non-executive director on 20 October 1997, was re-appointed on 25 June 2002 and his three year term expires on 25 June 2005. M.F. Garner was originally appointed on 20 October 1997, was last re-appointed on 22 May 2003 and his three year

term expires on 22 May 2006. K.T. Kryzwicki and C.W. Cummings were originally appointed by the Board on 22 May 2003 and were re-appointed at the AGM on 19 May 2004. Dr Goodson-Wickes and Mr Garner stand for re-election at the forthcoming AGM for a further year. In 2002 the rules of the Company's Articles of Association required one third of the directors to retire each year.

The board believes that the holding of other directorships outside the Company by executive directors is beneficial for the Group in terms of training and experience. It is therefore the Company's policy that executive directors may hold other directorships outside the Company, and may retain any fees from these directorships, as long as the company concerned is not in a competing business and the time spent on the outside directorship does not interfere with the director's role within the Company. During 2004 SJB Shaw had reported earnings of £19,778 from other non-executive directorships.

Details of individual emoluments and compensation

The emoluments in respect of qualifying services and compensation of each person who served as a director during the year ended 31 December 2002 were as follows:

	Salaries/ fees 2002 £000	*Performance related annual bonuses 2002 £000*	*Benefits 2002 £000*	*Total emoluments excluding pensions 2002 £000*	*Pension Contributions 2002 £000*
Executive					
B.L. Steer (Chairman)	210	105	36	351	-
N.M. Goble	180	90	4	274	18
T.F. Murphy	121	60	97	278	2
C.C.O. Goble	131	65	9	205	13
C.M. Smith	151	75	3	229	3
J.W. Moore	76	-	37	113	8
Non-Executive					
M.F. Garner	29	-	-	29	-
C. Goodson-Wickes	27	-	-	27	-
G.R. Davis	24	-	-	24	-
	949	395	186	1,530	44

The emoluments in respect of qualifying services and compensation of each person who served as a director during the year ended 31 December 2003 (as restated and prior to restatement) were as follows:

	Salaries/ fees 2003 £000	*Performance related annual bonuses 2003 £000*	*Benefits 2003 £000*	*Total emoluments excluding pensions 2003 £000*	*Pension Contributions 2003 £000*
Executive					
B.L. Steer (Chairman)	232	–	51	283	49
N.M. Goble	201	–	10	211	20
T.F. Murphy	119	–	105	224	2
C.C.O. Goble	61	–	4	65	6
C.M. Smith	62	–	4	66	3
J.W. Moore	33	–	45	78	4
Non-Executive					
M.F. Garner	41	–	–	41	–
C. Goodson-Wickes	35	–	–	35	–
G.R. Davis	21	–	–	21	–
K.T. Krzywicki	18	–	–	18	–
C.W. Cummings	17	–	–	17	–
	840	–	219	1,059	84

The emoluments in respect of qualifying services and compensation of each person who served as a director during the year ended 31 December 2004 were as follows:

	Salaries/ fees 2004 £000	*Performance related annual bonuses 2004 £000*	*Benefits 2004 £000*	*Total emoluments excluding pensions 2004 £000*	*Pension Contributions 2004 £000*
Executive					
B.L. Steer (Chairman)	251	195	18	464	98
S.J.B. Shaw	163	138	16	317	16
N.M. Goble	120	–	11	131	14
T.F. Murphy	–	–	–	–	–
C.C.O. Goble	–	–	–	–	–
C.M. Smith	–	–	–	–	–
J.W. Moore	–	–	–	–	–
Non-Executive					
M.F. Garner	50	–	–	50	–
C. Goodson-Wickes	40	–	–	40	–
G.R. Davis	–	–	–	–	–
K.T. Krzywicki	30	–	–	30	–
C.W. Cummings	30	–	–	30	–
N.M. Goble	13	–	–	13	–
	697	333	45	1,075	128

Notes:

1. No payments were made to any director in respect of compensation for loss of office in 2004, 2003 or 2002.
2. Benefits receivable consist of the provision of cars and car allowances, life assurance and medical cover. In addition, in 2003, T.F. Murphy received a UK housing allowance and UK tax equalisation payments under the terms of his assignment to the UK from the US, and B.L. Steer and J.W. Moore each received an award of 25,000 shares under the Share Matching Scheme resulting in a benefit of £42,000 each.
3. C. Goodson-Wickes' fees are paid to Medarc Limited, a company controlled by him.
4. Pension contributions represent payments made to defined contribution schemes for UK nationals and to a 401K plan for US nationals. Non-executive directors are not entitled to retirement benefits.
5. In 2004 the executives achieved the target level set in the 2004 bonus plan under which they could receive a bonus of 50 per cent. of basic salary and also achieved part of the out-performance element of the bonus plan which was based on a sliding range of targets and under which they could receive up to a further 50 per cent. of basic salary, making maximum bonus achievable 100 per cent. of basic salary. Bonuses achieved were 78 per cent. of basic salary for B.L. Steer and 85 per cent. for S.J.B. Shaw.

The interests of the Directors and their families in the share capital of the Company appearing in the register of Director's interests were as follows:

	Ordinary shares as at 31 December 2002
Executive	
B.L. Steer (note 1)	484,865
N.M. Goble (note 2)	3,100,000
T.F. Murphy	-
C.C.O. Goble (note 3)	2,825,000
C.M. Smith	-
J.W. Moore (note 4)	165,115
Non-Executive	
M.F. Garner	12,010
C. Goodson-Wickes	2,436
G.R. Davis	-

Notes:

1. Includes 321,617 ordinary shares held by Royal and Sun Alliance Inc for the benefit of Mr B.L. and Mrs S. Steer and 25,000 shares lodged in the Gyrus Share Matching Scheme.
2. Comprises ordinary shares held by family trust for the benefit of N.M. Goble and his family.
3. Comprises ordinary shares held by family trust for the benefit of C.C.O. Goble and his family.
4. Includes 25,000 shares lodged in the Gyrus Share Matching Scheme.

There have been no changes to Directors' shareholdings since 31 December 2002 except for the following items. Firstly, the allotment on 19 March 2003 of 25,000 shares each to B.L. Steer and J.M. Moore under the Gyrus Share Matching Scheme. Both directors sold 10,000 of the shares on the day of grant to settle the relevant tax liability. Secondly, BL Steer exercised options over 75,000 shares on 20 October 2004.

Directors' share options

Details of share options of those directors who served during the year ended 31 December 2002 are as follows:

	At 01/01/02	Lapsed/ cancelled in 2002	Granted during 2002	Exercised during 2002	At 31/12/02	Exercise price	Date from which exercisable	Expiry date	Performance Conditions
B.L. Steer									
Pre Admission	75,000				75,000	110.0p	23/10/1997	23/10/2004	†
1997 Approved	15,000				15,000	159.5p	15/07/2001	15/07/2008	†
	6,078				6,078	330.0p	16/10/2003	16/10/2010	†
1997 Unapproved	23,922				23,922	330.0p	16/10/2003	16/10/2007	†
	148,055				148,055	264.5p	29/06/2004	29/06/2008	††
			151,316		151,316	285.0p	25/03/2005	25/03/2012	•
			34,354		34,354	155.0p	16/10/2005	16/10/2012	•
T.F. Murphy									
US Plan	15,000				15,000	330.0p	31/10/2001	15/10/2010	
	17,500				17,500	330.0p	17/04/2002	15/10/2010	
	17,500				17,500	330.0p	17/04/2003	15/10/2010	
	17,890				17,890	264.5p	29/06/2004	29/06/2011	††
	36,081				36,081	200.0p	30/10/2004	30/10/2011	
			75,000		75,000	155.0p	16/10/2005	16/10/2012	•
C.M. Smith									
US Plan	25,000				25,000	311.5p	31/12/2001	23/03/2011	
	25,000				25,000	311.5p	01/01/2002	23/03/2011	
	50,000				50,000	311.5p	01/01/2003	23/03/2011	
	50,000				50,000	311.5p	01/01/2004	23/03/2011	
	20,000				20,000	200.0p	30/10/2004	30/10/2011	
			125,000		125,000	155.0p	16/10/2005	16/10/2012	•
J.W. Moore									
1997 Approved	15,000				15,000	178.5p	01/10/2002	01/10/2009	
	3,225				3,225	330.0p	16/10/2003	16/10/2010	
1997 Unapproved	21,775				21,775	330.0p	16/10/2003	16/10/2007	
	20,000				20,000	200.0p	30/10/2004	30/10/2008	
			52,500		52,500	155.0p	16/10/2005	16/10/2012	•
Save As You Earn	5,900	(5,900)			–	161.0p	N/A	N/A	
			6,342		6,342	149.0p	01/12/2005	31/5/2006	

Details of share options of those directors who served during the year ended 31 December 2003 (as restated and prior to restatement) are as follows:

	At 01/01/03	Lapsed/ cancelled in 2003	Granted during 2003	Exercised during 2003	At 31/12/03	Exercise price	Date from which exercisable	Expiry date	Performance Conditions
B.L. Steer									
Pre Admission	75,000				75,000	110.0p	23/10/1997	23/10/2004	†
1997 Approved	15,000				15,000	159.5p	15/07/2001	15/07/2008	†
	6,078				6,078	330.0p	16/10/2003	16/10/2010	†
1997									
Unapproved	23,922				23,922	330.0p	16/10/2003	16/10/2007	†
	148,055				148,055	264.5p	29/06/2004	29/06/2008	††
	151,316				151,316	285.0p	25/03/2005	25/03/2012	•
	34,354				34,354	155.0p	16/10/2005	16/10/2012	•
			265,822		265,822	197.5p	16/10/2006	16/10/2013	•
T.F. Murphy									
US Plan	15,000				15,000	330.0p	31/10/2001	15/10/2010	
	17,500				17,500	330.0p	17/04/2002	15/10/2010	
	17,500				17,500	330.0p	17/04/2003	15/10/2010	
	17,890				17,890	264.5p	29/06/2004	29/06/2011	††
	36,081				36,081	200.0p	30/10/2004	30/10/2011	
	75,000				75,000	155.0p	16/10/2005	16/10/2012	•
			80,000		80,000	197.5p	16/10/2006	16/10/2013	•
C.M. Smith									
US Plan	25,000				25,000	311.5p	31/12/2001	23/03/2011	
	25,000				25,000	311.5p	01/01/2002	23/03/2011	
	50,000				50,000	311.5p	01/01/2003	23/03/2011	
	50,000	(50,000)			-	311.5p	01/01/2004	23/03/2011	
	20,000	(20,000)			-	200.0p	30/10/2004	30/10/2011	
	125,000	(125,000)			-	155.0p	16/10/2005	16/10/2012	•
J.W. Moore									
1997 Approved	15,000				15,000	178.5p	01/10/2002	01/10/2009	
	3,225				3,225	330.0p	16/10/2003	16/10/2010	
1997									
Unapproved	21,775				21,775	330.0p	16/10/2003	16/10/2007	
	20,000				20,000	200.0p	30/10/2004	30/10/2008	
	52,500				52,500	155.0p	16/10/2005	16/10/2012	•
			40,000		40,000	197.5p	16/10/2006	16/10/2013	•
Save As You Earn	6,342				6,342	149.0p	01/12/2005	31/05/2006	

Details of share options of those directors who served during the year ended 31 December 2004 are as follows:

	At 01/01/04	*Lapsed/ cancelled in 2004*	*Granted during 2004*	*Exercised during 2004*	*At 31/12/04*	*Exercise price*	*Date from which exercisable*	*Expiry date*	*Performance Conditions*
B.L. Steer									
Pre Admission	75,000			(75,000)	-	110.0p	23/10/1997	23/10/2004	†
1997 Approved	15,000				15,000	159.5p	15/07/2001	15/07/2008	†
	6,078				6,078	330.0p	16/10/2003	16/10/2010	†
1997 Unapproved	23,922				23,922	330.0p	16/10/2003	16/10/2007	†
	148,055				148,055	264.5p	29/06/2004	29/06/2008	††
	151,316				151,316	285.0p	25/03/2005	25/03/2012	•
	34,354				34,354	155.0p	16/10/2005	16/10/2012	•
	265,822				265,822	197.5p	16/10/2006	16/10/2013	•
S.J.B. Shaw									
1997 Approved	15,189				15,189	197.5p	16/10/2006	16/10/2013	•
1997 Unapproved	106,329				106,329	197.5p	16/10/2006	16/10/2013	•
	-		69,533		69,533	240.0p	25/10/2007	25/10/2014	••
Save As You Earn	-		9,552		9,522	173.0p	01/12/2009	31/05/2010	

Notes:

† These share options were not subject to performance conditions because they were granted before November 2001 when performance conditions were introduced under the Gyrus Share Option Policy.

†† These share options were granted with performance criteria requiring the Company's earnings per share growth to exceed inflation by an average of 3 per cent. per annum over a three year period, measured from a base point of 3 pence.

• The share options were granted with performance conditions based on Total Shareholder Return (TSR) over a three year period beginning on the first day of the Company's financial year in which the grant of options is made. Assessment of achievement of the performance conditions is made by comparison to a list of companies from the Techmark Mediscience index which are ranked in order of TSR. In order for 100 per cent. of the options to be exercisable Gyrus's TSR must be in the upper quartile relative to the comparator companies. At median ranking only 50 per cent. of the options will be exercisable and between median and upper quartile the percentage exercisable will be prorated between 50 per cent. and 100 per cent.

•• Share options granted in October 2004 have performance based on TSR with assessment of the achievement of the performance condition by comparison to the FTSE small cap index. In order for options to be exercisable Gyrus's TSR must exceed the median of the FTSE small cap index.

All option prices are based on the mid-market quotation (MMQ) from the Daily Official List as per the scheme rules. In the case of the UK schemes this was based on the MMQ on the day of grant for all grants before October 2003, and on the day preceding the grant for those issued thereafter. All grants made under the US schemes are based on the MMQ on the day preceding the grant. All of the above options were granted for nil consideration.

The market price of ordinary shares at 31 December 2004 was 223.5 pence and the range during 2004 was 165 pence to 242 pence. The mid-market price of ordinary shares at 31 December 2003 was 166p and the range during 2003 was 157.5p to 251p. The market price of ordinary shares at 31 December 2002 was 176.5p and the range during 2002 was 149.5p to 296.5p.

B.L. Steer was the only director to exercise share options during the year. Mr Steer exercised options over 75,000 shares on 20 October 2004. The gain on exercise was £90,375. No options were exercised by directors in 2003 and 2002.

Although eligible to participate in the share option plans until he became a non-executive director on 1 August 2004, N.M. Goble, who as co-founder of the Company is already a substantial shareholder, did not participate in any of the share option schemes. The non-executive directors do not participate in the share option schemes.

Total Shareholder Return (TSR)

The following graph charts the total cumulative shareholder return of the Company from 30 June 1999 to 31 December 2004, in accordance with paragraph 4 of the Director's Remuneration Report Regulations 2002, relative to the FTSE Small Cap Index:

Total Shareholder Return


Source: Datastream



250
200
150
100
50
0
Value (£)
1999
2000
2001
2002
2003
2004
Gyrus Group PLC
FTSE Small Cap Index

This graph looks at the value, by the end of 2004, of £100 invested in Gyrus Group on 30 June 1999 compared with that of £100 invested in the FTSE Small Cap Index. The other points plotted are the values at intervening financial period ends.

The Gyrus Share Matching Scheme

The next table shows the details of matching awards granted under this scheme during the year ended 31 December 2002:

Name of Director	*Interests under Scheme at 01/01/02 No. of shares*	*Additional Matching awards granted during year*	*Matching awards lapsed in year*	*New shares issued in respect of matching on 19 March 2002 at 284p*	*Remaining Interests under the Scheme at 31/12/02 No. of shares*	*Crystallising dates of outstanding matching awards*
B.L. Steer	35,000	-	-	10,000	25,000	19/03/03
J.W. Moore	35,000	-	-	10,000	25,000	19/03/03

The next table shows the details of matching awards granted under this scheme during the year ended 31 December 2003 (as restated and prior to restatement):

Name of Director	*Interests under Scheme at 01/01/03 No. of shares*	*Additional Matching awards granted during year*	*Matching awards lapsed in year*	*New shares issued in respect of matching on 19 March 2003 at 284p*	*Remaining Interests under the Scheme at 31/12/03 No. of shares*
B.L. Steer	25,000	-	-	25,000	-
J.W. Moore	25,000	-	-	25,000	-

There were no matching awards under the Gyrus Share Matching Scheme in 2004. The final matching awards were made in March 2003.

On 19 March 2003 B.L. Steer and J.W. Moore were allotted 25,000 matched shares valued at the mid-market price on that day of 166p.

Save As You Earn Scheme (SAYE)/US Employee Stock Purchase Plan

All executive directors with UK contracts are eligible to participate in the Save As You Earn Scheme operated by the Company. A maximum of £250 per month may be contributed into the scheme and contracts are entered into for a period of three to five years. J.W. Moore has chosen to participate in the scheme and his option awards under this scheme are included in the directors' options tables above. Executive directors with US service contracts are eligible to participate in the Employee Share Purchase Plan whereby US employees can enter into a 12 month contract to contribute up to the lower of US$375 or 10 per cent. of salary per month to purchase shares in the Company at a 15 per cent. discount at the end of the 12 month period. Both T.F. Murphy and C.M. Smith had chosen to contribute to this plan during the year ended 31 December 2002. At the end of December 2003 T.F. Murphy was contracted to contribute to this plan.

Other

None of the directors had a beneficial interest in any contract of significance in relation to the business of the Company or its subsidiaries at any time during the years ended 31 December 2002, 2003 or 2004 with the exception that in December 2004 Gyrus invested in Rhytec Limited, a company in which Dr N.M. Goble had a 1.2 per cent. interest as at 31 December 2004. Gyrus's investment represents a minority 19.7 per cent. equity stake.

7. INTEREST RECEIVABLE

	2002 £000	2003 As restated and prior to restatement £000	2004 £000
Bank interest receivable	30	64	170

8. INTEREST PAYABLE AND SIMILAR CHARGES

	2002 £000	2003 As restated and prior to restatement £000	2004 £000
On bank loans and overdrafts	1,511	1,367	967
On finance leases and hire purchase contracts	52	31	21
	1,563	1,398	988

9. TAXATION (CHARGE)/CREDIT

Analysis of (charge)/credit for the year

	Year ended 31 December 2002 £000	*Year ended 31 December 2003 As restated and prior to restatement £000*	*Year ended 31 December 2004 £000*
Current tax			
UK corporation tax credit on profit for the year	-	-	(286)
Adjustments in respect of previous periods	-	130	-
	-	130	(286)
Foreign tax on profits for the year	(409)	(308)	(359)
Adjustments in respect of previous periods	-	88	-
	(409)	(220)	(359)
Total current tax charge	(409)	(90)	(645)
Deferred tax			
Origination/reversal of timing differences	326	4,634	160
Tax (charge)/credit on profit on ordinary activities	(83)	4,544	(485)

Factors affecting the current tax charge for the year

The current tax charge for the year is lower (2003: lower. 2002: lower) than the standard rate of corporation tax in the UK. The differences are explained below.

	Year ended 31 December 2002 £000	*Year ended 31 December 2003 Prior to restatement £000*	*Year ended 31 December 2003 As restated - Note 2 £000*	*Year ended 31 December 2004 £000*
Current tax reconciliation				
Profit on ordinary activities before taxation	2,118	1,413	2,130	4,697
Profit on ordinary activities multiplied by standard rate of corporation tax in the UK of 30% (2003: 30%)	635	424	639	1,409
Effects of:				
Expenses not deductible for tax purposes	1,369	1,025	810	885
Items not tax deductible until paid	1,313	(1,703)	(1,703)	(394)
Capital allowances for period in excess of depreciation	(769)	(427)	(427)	-
Depreciation in excess of capital allowances	-	-	-	37
Other short term timing differences	-	-	-	(512)
Utilisation of tax losses	(2,853)	775	775	(977)
Higher tax rates on overseas earnings	714	126	126	67
US State taxes	-		-	130
UK research and development tax credit	-	(130)	(130)	-
Current tax charge for year	409	90	90	645

Factors that may affect future tax charges

The Group has considerable tax losses still available for use against future profits earned in the US. The full value of these losses has not been recognised (see note 17). The benefit of these unrecognised losses will be reflected in future years' tax charges.

10. EARNINGS PER ORDINARY SHARE

The basic and diluted earnings per ordinary share is based on profits attributable to ordinary shareholders for the period of £4,212,000 (2003: £6,674,000; 2002: £2,035,000). The basic earnings per ordinary share is based on the weighted average number of ordinary shares of 83,426,097 (2003: 83,251,136; 2002: 82,987,572). The diluted earnings per ordinary share in 2003 is based on the weighted average number of ordinary shares of 83,809,138 (2003: 83,583,612; 2002: 83,524,513).

The adjusted basic earnings per share before amortisation of goodwill and deferred tax is based on profit attributable to ordinary shareholders of £9,584,000 (2003: £8,005,000; 2002: £6,358,000).

Earnings on which EPS is based	*Group Year ended 31 December 2002 £000*	*Group Year ended 31 December 2003. Prior to restatement £000*	*Group Year ended 31 December 2003 As restated – Note 2 £000*	*Group Year ended 31 December 2004 £000*
Basic earnings for the year	2,035	5,957	6,674	4,212
Goodwill amortisation	6,632	6,682	5,965	5,505
Exceptional items	(1,983)	-	-	27
Deferred taxation	(326)	(4,634)	(4,634)	(160)
Earnings for the year excluding goodwill amortisation and deferred taxation	6,358	8,005	8,005	9,584

The impact of the creation of deferred tax assets and their subsequent amortisation through the tax charge can create substantial swings in earnings per share between periods which may not reflect adequately the underlying profit progression of the business. For this reason, in addition to the prescribed measures of earnings per share the Group discloses earnings per share excluding goodwill amortisation, exceptional items and deferred taxation.

11. PROFIT/(LOSS) ATTRIBUTABLE TO THE COMPANY

The profit dealt with in the accounts of the Company is £2,243,937 (2003: loss of £642,982; 2002: loss of £1,036,700). As provided by section 230(4) of the Companies Act 1985, no profit and loss account is presented in respect of Gyrus Group PLC.

12. INTANGIBLE FIXED ASSETS

	Patents £000	Licensing agreements £000	Goodwill £000	Total £000
Cost				
At 1 January 2002	-	394	132,600	132,994
Exchange movement	-	(52)	-	(52)
At 1 January 2003	-	342	132,600	132,942
Acquisition of subsidiary undertakings - note 14	54	-	-	54
Additions	11	711	4,521	5,243
Exchange movement	(10)	(68)	-	(78)
At 1 January 2004	55	985	137,121	138,161
Prior year adjustment	-	-	(24,859)	(24,859)
At 1 January 2004 restated - note 2	55	985	112,262	113,302
Additions	1	-	-	1
Disposals	-	(400)	-	(400)
Exchange movement	(6)	(42)	(7,225)	(7,273)
At 31 December 2004	50	543	105,037	105,630
Amortisation				
At 1 January 2002	-	16	5,706	5,722
Charge for the year	-	80	6,632	6,712
Exchange movement	-	(20)	-	(20)
At 1 January 2003	-	76	12,338	12,414
Charge for the year	20	106	6,682	6,808
Exchange movement	(11)	(21)	-	(32)
At 1 January 2004	9	161	19,020	19,190
Prior year adjustment	-	-	(3,438)	(3,438)
At 1 January 2004 restated - note 2	9	161	15,582	15,752
Charge for the year	23	323	5,505	5,851
Disposals	-	(26)	-	(26)
Exchange movement	(6)	(15)	(1,291)	(1,312)
At 31 December 2004	26	443	19,796	20,265
Net book value				
At 31 December 2004	24	100	85,241	85,365
At 1 January 2004	46	824	118,101	118,971
At 1 January 2004 restated	46	824	96,680	97,550
At 1 January 2003	-	266	120,262	120,528
At 1 January 2002	-	378	126,894	127,272

13. TANGIBLE FIXED ASSETS

	Freehold land and buildings £000	*Leasehold improvements £000*	*Plant and machinery £000*	*Fixtures and fittings £000*	*Placed equipment £000*	*Total £000*
Cost						
At 1 January 2002	3,153	2,536	5,669	2,465	3,139	16,962
Additions	-	70	2,676	625	3,745	7,116
Disposals	(16)	-	(766)	(529)	(131)	(1,442)
Transfers to stock	-	-	-	-	(572)	(572)
Transfers between categories	(64)	-	-	64	-	-
Exchange movement	(179)	(91)	(627)	(124)	(563)	(1,584)
At 1 January 2003	2,894	2,515	6,952	2,501	5,618	20,480
Acquisition of subsidiary undertakings - note 14	-	1	5	135	-	141
Additions	-	104	872	343	2,517	3,836
Disposals	-	-	(9)	(6)	(878)	(893)
Transfers to stock	-	-	-	-	(756)	(756)
Exchange movement	(265)	(97)	(644)	(142)	(675)	(1,823)
At 1 January 2004 - as restated and prior to restatement	2,629	2,523	7,176	2,831	5,826	20,985
Additions	-	18	855	443	1,341	2,657
Disposals	(45)	(86)	(247)	(273)	(107)	(758)
Transfers to stock	-	-	(54)	-	89	35
Exchange movement	(236)	(55)	(572)	(109)	(444)	(1,416)
At 31 December 2004	2,348	2,400	7,158	2,892	6,705	21,503
Depreciation						
At 1 January 2002	31	438	2,422	1,176	363	4,430
Charge for the year	58	193	1,250	494	1,299	3,294
Disposals	(3)	-	(587)	(347)	(19)	(956)
Transfers to Stock	-	-	-	-	(107)	(107)
Exchange movement	98	(21)	(213)	(34)	(145)	(315)
At 1 January 2003	184	610	2,872	1,289	1,391	6,346
Charge for the year	88	196	1,250	474	1,989	3,997
Disposals	-	-	(4)	(6)	(647)	(657)
Transfers to stock	-	-	-	-	(78)	(78)
Exchange movement	(18)	(30)	(306)	(64)	(302)	(720)
At 1 January 2004 - as restated and prior to restatement	254	776	3,812	1,693	2,353	8,888
Charge for the year	81	212	1,138	449	1,682	3,562
Disposals	-	(83)	(223)	(269)	(31)	(606)
Transfers to stock	-	-	-	-	-	-
Exchange movement	(87)	(18)	(354)	(67)	(211)	(737)
At 31 December 2004	248	887	4,373	1,806	3,793	11,107
Net book value						
At 31 December 2004	2,100	1,513	2,785	1,086	2,912	10,396
At 1 January 2004 - as restated and prior to restatement	2,375	1,747	3,364	1,138	3,473	12,097
At 1 January 2003	2,710	1,905	4,080	1,212	4,227	14,134
At 1 January 2002	3,122	2,098	3,247	1,289	2,776	12,532

Leased assets included in the above:	2002	2003 As restated and prior to restatement	2004
Fixtures and fittings	*£000*	*£000*	*£000*
Net book value	350	417	347
Depreciation charge for the year	133	94	70

14. FIXED ASSET INVESTMENTS

The Company and the Group has investments in the following principal subsidiary undertakings which affected the profits or net assets of the Group. To avoid a statement of excessive length, details of investments which are not significant have been omitted. A full list of the group companies will be disclosed in the company's annual return (s231(6)(b) of the Act).

	Country of incorporation	*Principal activity*	*Holding*	*%*
Gyrus Medical Limited	Great Britain	Design, development, manufacture and marketing of surgical systems	160,447 ordinary shares of £1 each	100
			894,532 A preference shares of 50p each	100
			39,389 B preference shares of £2 each	100
			589,926 AA convertible shares of £1 each	100
			259,100 BB convertible share of £1 each	100
Gyrus Medical Inc*	United States of America	Design, development, manufacture and marketing of surgical instruments	3,000 shares of $0.01 each	100
Gyrus International Ltd	Great Britain	Sales and marketing of medical devices	50,000 ordinary shares of 10p each	100
Somnus Medical Technologies, Inc.*	United States of America	Dormant	600 shares of 1p each	100
Gyrus ENT LLC*	United States of America	Design, development and manufacture of medical devices	100 shares of 1p each	100
Gyrus Medical B.V.*	Holland	Sale of ENT medical devices	350 shares of €45 each	100
Gyrus Medical B.V.B.A.*	Belgium	Sale of ENT medical devices	186 shares of €100 each	100
Entermed FZC Limited*	Dubai	Sale of ENT medical devices	100 shares of US$400 each	100
Explorent GmbH	Germany	Sale of ENT medical devices	100 shares of €260 each	100
Gyrus North American Sales Inc*	United States of America	Sales and marketing of medical devices	1000 shares of US$ 1 each	100

* indirect investments of the company through wholly owned intermediary holding companies within the Group.

Cost and net book value

Company	Shares in Group undertakings £000	Loans to Group undertakings £000	Total £000
At 1 January 2002 as previously stated	76,633	–	76,633
Capital loan transferred from debtors due in more than one year	–	63,612	63,612
As restated	76,633	63,612	140,245
Additions to capital loans	–	6,485	6,485
At 1 January 2003	76,633	70,097	146,730
Acquisition of subsidiary undertaking in the year	3,909	–	3,909
Exchange movement	108	–	108
At 31 December 2003	80,650	70,097	150,747
Capital contribution made to Gyrus Medical Limited	9,700	–	9,700
Exchange movement	11	–	11
At 31 December 2004	90,361	70,097	160,458

Capital loan notes are receivable from Group undertakings. For the year ended 31 December 2002, capital loan notes of £63,612,000, funding investments in overseas undertakings, were previously disclosed within debtors due after more than one year but have been transferred to fixed asset investments due to the long term nature of the capital loan. The presentation in the comparative period has been restated accordingly . The effect of this change in accounting presentation is to increase fixed asset investments and reduce current asset investments by £63,612,000 respectively.

These capital loan notes, which are receivable from Group undertakings, fall due between 1 April 2005 and 31 December 2011. Interest is based on six month LIBOR plus 2 per cent.

Acquisition of subsidiary undertakings

On 1 September 2003, the Group acquired 100 per cent. of the share capital of Entermed B.V., Entermed B.V.B.A. and Entermed FZC Limited for total consideration of £1,545,000, satisfied by cash and deferred cash consideration.

On 1 November 2003, the Group acquired 100 per cent. of the share capital of Explorent GmbH for £4,017,000, satisfied by cash and deferred cash consideration.

These acquisitions were funded by the Company through cash, deferred cash consideration and bank loans totalling £5,562,000.

Summary of book values and provisional fair values acquired

	Entermed B.V. £000	*Entermed B.V.B.A £000*	*Entermed FZC Limited £000*	*Explorent GmbH £000*	*Total £000*
Intangible fixed assets	54	–	–	–	54
Tangible fixed assets	67	5	3	66	141
Stocks	868	10	23	257	1,158
Debtors	617	71	363	411	1,462
Net cash at bank and in hand	(1,119)	34	90	708	(287)
Creditors	(390)	(145)	(366)	(495)	(1,396)
Other creditors	(71)	(6)	(9)	(5)	(91)
Net assets/(liabilities)	26	(31)	104	942	1,041
Goodwill	1,346	100	–	3,075	4,521
	1,372	69	104	4,017	5,562
Satisfied by					
cash	420	69	104	3,665	4,258
deferred consideration	952	–	–	352	1,304
Total	1,372	69	104	4,017	5,562

The directors believe that there was no material difference between the book value and the provisional fair value of the assets and liabilities acquired.

Entermed B.V. earned a loss before tax of £32,481 in the year ending 31 December 2003 (2002: profit £69,068), of which £69,102 profit arose in the period to 31 August 2003. The summarised profit and loss account and statement of total recognised gains and losses for the period from 1 January 2003 to 31 August 2003, shown on the basis of accounting policies of B.V. prior to acquisition, are shown below.

Entermed B.V.B.A earned a loss before tax of £14,718 in the year ending 31 December 2003 (2002: loss £11,370), of which £14,742 loss arose in the period to 31 August 2003. The summarised profit and loss account and statement of total recognised gains and losses for the period from 1 January 2003 to 31 August 2003, shown on the basis of accounting policies of B.V.B.A. prior to acquisition, are shown below.

Entermed FZC Limited earned a profit before tax of £52,203 in the year ending 31 December 2003 (2002: profit £31,697), of which £35,509 profit arose in the period to 31 August 2003. The summarised profit and loss account and statement of total recognised gains and losses for the period from 1 January 2003 to 31 August 2003, shown on the basis of accounting policies of Entermed FZC Limited prior to acquisition, are shown below.

Explorent GmbH earned a profit before tax of £911,016 in the year ending 31 December 2003 (2002: profit £351,262) of which £663,918 profit arose in the period to 31 October 2003. The summarised profit and loss account and statement of total recognised gains and losses for the period from 1 January 2003 to 31 October 2003 are shown below.

	Entermed B.V. £000	Entermed B.VB.A £000	Entermed FZC Limited £000	Explorent GmbH £000	Total £000
Turnover	1,442	201	764	2,754	5,161
Cost of sales	(758)	(111)	(557)	(1,402)	(2,828)
Gross profit	684	90	207	1,352	2,333
Operating expenses	(584)	(104)	(169)	(697)	(1,554)
Operating profit/(loss)	100	(14)	38	655	779
Interest receivable	–	–	–	10	10
Interest payable	(31)	(1)	(2)	(1)	(35)
Profit/(loss) on ordinary activities before taxation	69	(15)	36	664	754
Taxation	–	–	–	(264)	(264)
Profit/(loss) on ordinary activities after taxation	69	(15)	36	400	490

There were no recognised gains or losses except for the profit/(losses) stated above.

15. STOCKS

	2002 £000	2003 As restated and prior to restatement £000	2004 £000
Raw materials and consumables	7,347	6,114	6,642
Work in progress	2,081	1,315	731
Finished goods and goods for resale	9,339	9,385	6,061
	18,767	16,814	13,434

16. DEBTORS

	2002 £000	2003 As restated and prior to restatement £000	2004 £000
Trade debtors	11,103	12,061	13,834
Other debtors	1,041	888	1,368
Prepayments and accrued income	1,225	1,294	1,112
Deferred taxation	1,526	6,160	6,082
	14,895	20,403	22,396

17. DEFERRED TAXATION

	Deferred tax £000
At 1 January 2002	1,200
Credit to profit and loss account in year	326
At 31 December 2002	1,526
Credit to profit and loss account in year	4,634
At 31 December 2003 – as restated and prior to restatement	6,160
Credit to profit and loss account in year	160
Loss on foreign currency translation	(238)
At 31 December 2004	6,082

The elements of deferred taxation are as follows:

	2002 £'000	2003 As restated and prior to restatement £'000	2004 £'000
Difference between accumulated depreciation and amortisation and capital allowances	(350)	(665)	(396)
Accrued interest	2,000	490	61
Other provisions and timing differences	1,000	715	836
Tax losses	17,850	17,905	14,423
Total potential net deferred tax asset	20,500	18,445	14,924
Less: provision for recoverability	(18,974)	(12,285)	(8,842)
Net deferred tax asset recognised	1,526	6,160	6,082
Deferred tax asset recognised	1,876	6,825	6,478
Deferred tax liability	(350)	(665)	(396)
Net deferred tax asset recognised	1,526	6,160	6,082

Following a change in the Group's transfer pricing policy a deferred tax asset has been recognised in relation to tax losses arising in Gyrus Group PLC in prior years. These are now expected to be fully utilised in 2005. No provision is now held against the deferred tax asset arising from accumulated trading losses in the UK. The provision for recoverability relates solely to the deferred tax asset arising from past losses in the US that are not expected to be utilised within five trading years. Whilst the quantum of the US losses recognised has remained unchanged the related deferred tax asset has been revalued downward to reflect the exchange rate prevailing at the year end. A decrease of £0.2 million has been recognised through reserves.

The £4.634 million credit relating to the year ended 31 December 2003, in respect of deferred taxation reflects an increase in the estimated recoverability of past losses, as a result of the Group's longer and ongoing profitable trading history. No provision is now held against the deferred tax asset arising from accumulated trading losses in the UK. The provision for recoverability relates solely to the deferred tax asset arising from past losses in the US that are not expected to be utilised within five trading years.

Commencing from the year ended 31 December 2002, in accordance with FRS19, a provision has been made to recognise only the estimated recoverable value of the full potential deferred tax asset. Recoverability has been assessed on the basis of the estimated utilisation of loss relief across

the Group in the next year. For the year ended 31 December 2002, utilisation beyond the next year has not been anticipated as a result of the short trading history of the Group in its current form, following the significant acquisitions and restructuring during 2001.

18. CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	2002 *£'000*	*2003 As restated and prior to restatement* *£'000*	*2004* *£'000*
Bank overdraft and bank loan	128	1,667	8,928
Obligations under finance lease and hire purchase contracts	159	107	58
Trade creditors	3,457	3,175	2,878
Other taxes and social security	919	850	885
Other creditors	2,692	264	739
Accruals and deferred income	3,377	5,158	7,514
	10,732	11,221	21,002

19. CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	2002 *£'000*	*2003 As restated and prior to restatement* *£'000*	*2004* *£'000*
Bank loans	20,500	18,888	-
Obligations under finance lease and hire purchase contracts	158	201	126
Other creditors	167	359	8
	20,825	19,448	134

	2002 *£'000*	*2003 As restated and prior to restatement* *£'000*	*2004* *£'000*
Obligations under finance lease and hire purchase contracts			
Within one year	159	107	58
Between one and two years	79	63	12
Between two and five years	79	138	114
	317	308	184
Bank loans			
Within one year	-	-	8,928
Between one and two years	-	18,888	-
Between two and five years	20,500	-	-
	20,500	18,888	8,928

The group has a set-off arrangement for UK sterling bank accounts with its principal banker. The bank overdraft shown in 2002 and 2003 falls within this facility and as at 31 December 2004 the overdraft has been shown as offset by other cash balances at the same bank.

The loan of £8,928,000 is available under a revolving loan facility of £30,000,000 which expires in December 2005. Each advance drawn under the revolving loan is repaid on the last business day of each fixed term interest period (typically 3 to 6 months) but is redrawn unless the Group gives notice to the contrary or an event of default or potential default has occurred. In these circumstances the 2003 loan of £18,888,000 and the 2002 loan of £20,500,000 were shown as falling due for repayment in more than one year. The loan is secured by a fixed and floating debenture on the assets of the Group. The interest rate for each advance drawn under the revolving facility is fixed on the date of the advance for the agreed interest period at LIBOR plus 1.25 per cent., for periods after 29 August 2003 and at LIBOR plus 2 per cent. for periods prior to this.

20. FINANCIAL INSTRUMENTS INTEREST RATE EXPOSURE FINANCIAL ASSETS

As at 31 December 2004 the Group's sterling, US dollar and Euro denominated cash at bank of £7,263,000 (2003: £5,392,000; 2002: £3,021,000) earned interest based on prevailing interest rates and could be drawn on demand. The Group's other financial assets are interest free and fall due within one month. The financial assets by currency are included in the disclosure below.

	2002 *£'000*	*2003 As restated and prior to restatement* *£'000*	*2004* *£'000*
Cash at bank and short term investments			
- Sterling	982	1,002	2,043
- US Dollar	1,810	2,886	3,366
- Euros	229	1,504	1,854
	3,021	5,392	7,263
Short term debtors (excluding deferred taxation)			
- Sterling	3,146	3,043	3,999
- US Dollar	9,186	8,799	10,306
- Euros	1,037	2,401	2,009
	13,369	14,243	16,314

Financial Liabilities

At 31 December 2004 the Group had obligations under finance leases of £184,000 (2003: £308,000; 2002: £317,000) with a weighted average fixed interest rate of 7.49 per cent. (2003: 8.47 per cent.; 2002: 8.05 per cent.) for a weighted average period of 31 months (2003: 43 months; 2002: 32 months).

As at 31 December 2003 the Group had bank loans of £18,888,000 (2002: £20,500,000) with a weighted average fixed interest rate of 5.03 per cent. (2002: 6.08 per cent.) for a weighted average period of one month (2002: 5.27 months).

At 31 December 2004 the Group had bank loans of £8,928,000 (2003: £18,888,000; 2002: £20,500,000) analysed as follows:

	2002 Total of loans held by currency GBP£	2002 Average Interest Rate	2002 Weighted average duration of loans Months	2003 Total of loans held by currency GBP£	2003 Average Interest Rate	2003 Weighted average duration of loans Months	2004 Total of loans held by currency GBP£	2004 Average interest Rate	2004 Weighted average duration of loans Months
Sterling	N/A	N/A	N/A	11,650	5.3156%	2	1,500	6.1725%	2
US Dollar	N/A	N/A	N/A	3,523	2.3860%	1.7	3,464	3.3379%	1.3
Euros	N/A	N/A	N/A	3,715	3.4200%	1	3,964	3.4742%	4.7
Total	N/A			18,888			8,928		

The interest rate for each advance drawn down on the revolving bank facility is fixed on the date of the advance for the agreed period at LIBOR plus 1.25 per cent. for periods after 29 August 2003 and at LIBOR plus 2 per cent. for periods prior to this.

The Group's other financial liabilities are interest free and fall due within one month. The total financial liabilities by currency are included in the disclosure below.

	2002 £'000	2003 As restated and prior to restatement £'000	2004 £'000
Short term creditors			
- Sterling	3,230	3,737	7,741
- US Dollar	7,041	4,537	7,785
- Euros	461	2,947	5,476
	10,732	11,221	21,002
Long term creditors			
- Sterling	20,630	11,722	17
- US Dollar	195	3,844	109
- Euros	-	3,882	8
	20,825	19,448	134

Currency exposures

The Group's currency profile at 31 December 2002, 2003 and 2004 is disclosed above. All monetary assets and liabilities are translated into sterling at the rate of exchange ruling at the year-end.

There were the following net foreign currency monetary assets/(liabilities) denominated in currencies other than the functional currencies of the business to which they relate:

Functional Currency of Group Operation

	US dollar £000	Sterling £000	Euros £000	Total £000
Sterling	11,972	-	675	12,647
US Dollar	-	(15)	(155)	(170)
At 31 December 2002	11,972	(15)	520	12,477

	US dollar £000	Sterling £000	Euros £000	Total £000
Sterling	2,734	-	659	3,393
US Dollar	-	(26)	(83)	(109)
Euros	(1)	(92)	-	(93)
At 31 December 2003 - as restated and prior to restatement	2,733	(118)	576	3,191

	US dollar £000	Sterling £000	Euros £000	Total £000
Sterling	2,616	-	(2,968)	(352)
US Dollar	-	(36)	(286)	(322)
At 31 December 2004	2,616	(36)	(3,254)	(674)

Forward foreign exchange contracts are entered into from time to time to hedge foreign currency exposure.

At 31 December 2002 the Group had the following obligations to sell currency:

Currency	*Amounts outstanding*	*Exchange rates*	*Term*
US$	1,086	1.5942	to 10 January 2003
US$	5,500,000	1.5406	to 30 April 2003
Euros	1,430,444	1.5513	to 1 April 2003
Euros	1,000,000	1.5490	to 1 July 2003

At 31 December 2003 the Group had the following obligations to sell currency:

Currency	*Amounts outstanding*	*Exchange rates*	*Term*
US$	1,000,000	1.7655	to 30 June 2004
Euros	500,000	1.4275	to 30 June 2004
Euros	500,000	1.4256	to 30 July 2004
Euros	500,000	1.4239	to 31 August 2004

At 31 December 2004 the Group had the following obligations to sell currency:

US$	300,000	1.7911	to 01 February 2005
US$	350,000	1.7984	to 29 April 2005
US$	250,000	1.7677	to 29 April 2005
US$	100,000	1.7762	to 29 April 2005
US$	450,000	1.8311	to 29 April 2005
US$	250,000	1.7864	to 03 May 2005
US$	250,000	1.7653	to 31 May 2005
US$	400,000	1.7737	to 31 May 2005
US$	350,000	1.8871	to 31 May 2005
US$	250,000	1.7833	to 01 June 2005
US$	250,000	1.7705	to 30 June 2005
US$	250,000	1.7602	to 30 June 2005
US$	215,000	1.9189	to 30 June 2005
US$	250,000	1.7798	to 01 July 2005
US$	250,000	1.8231	to 29 July 2005
US$	250,000	1.7754	to 01 August 2005

At 31 December 2004 the Group had obligations to sell US$ under an Enhanced Forward Window Transaction agreement. The exchange rate for the transaction will be dependent upon the prevailing spot rate 3 working days prior to the Settlement Date. If the spot rate is greater than 1.96 then the exchange rate used for conversion to sterling will be 1.96, if the spot rate is between 1.7790 and 1.9559 then the exchange rate used will be the spot rate and if the spot rate is less than 1.7790 then the exchange rate used will be 1.8993. At 31 December the Group had the following obligation to sell currency.

Currency	*Amounts outstanding*	*Settlement Date*
US$	215,000	31 January 2005
US$	518,000	31 March 2005
US$	728,000	29 April 2005
US$	729,000	31 May 2005
US$	749,000	30 June 2005
US$	1,021,000	29 July 2005
US$	1,149,000	31 August 2005
US$	1,040,000	30 September 2005
US$	1,168,000	31 October 2005
US$	1,014,000	30 November 2005
US$	1,172,000	30 December 2005

Maturity of financial instruments

All financial assets fall due within one year or on demand except as noted above. The maturity profile of the Group's financial liabilities at 31 December 2002, 2003 and 2004 was as follows:

	2002	*2003 As restated and prior to restatement*	*2004*
	£000	*£000*	*£000*
Within one year or on demand (note 18)	287	1,774	8,986
Between one and two years (note 19)	79	63	12
Between two and five years (note 19)	20,579	19,026	114
	20,945	20,863	9,112

Borrowing facilities

The Group has committed borrowing facilities of £30 million (2003: £30 million; 2002: £30 million) representing a revolving loan with its main UK banker. At 31 December 2004, £8,928,000 (2003: £18,888,000; 2002: £20,500,000) of this facility had been utilised. These facilities are subject to review on 31 December 2005.

Fair values of Financial Assets and Liabilities

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities at 31 December 2002, 31 December 2003 and 31 December 2004.

Primary financial instruments held or issued to finance the Group's operations

	2002 Book value £000	*2002 Fair value £000*	*2003 As restated and prior to restatement Book value £000*	*2003 As restated and prior to restatement Fair value £000*	*2004 Book value £000*	*2004 Fair value £000*
Short term financial liabilities and current portion of long term borrowings	10,732	10,732	11,221	11,287	21,002	21,002
Long term borrowings	20,825	20,825	19,448	19,448	134	134
Financial assets	16,390	16,390	19,635	19,635	23,577	23,577

The carrying value approximates to fair value because of the short maturity of the assets and liabilities and the revolving nature of the borrowings, each advance being linked to LIBOR (see note 19).

Derivative financial instruments held to manage the currency profile

	2002 Book value £'000	*2002 Fair value £'000*	*2003 As restated and prior to restatement Book value £'000*	*2003 As restated and prior to restatement Fair value £'000*	*2004 Book value £'000*	*2004 Fair value £'000*
Forward foreign exchange contracts	–	137	–	3	–	115

The fair value of the forward foreign exchange contracts has been determined by calculating the cost of settling the contracts at 31 December 2002, 31 December 2003 and 31 December 2004. The fair value of the Enhanced Forward Window Transaction agreement has been determined using a mark to market valuation as at 31 December 2004.

Gains and losses on Hedges

From time to time the Group enters into forward foreign currency contracts to reduce the currency exposures that arise on sales denominated in foreign currencies. Changes in the fair values of instruments used as hedges are not recognised in the financial statements until the hedged position matures. At 1 January 2004 there were notional unrecognised gains on hedges totalling £3,000 (2003: £137,000; 2002: £11,000). At 31 December 2004 there was a notional unrecognised gain on hedges totalling £115,000 (2003: £3,000; 2002: £137,000). The notional unrecognised gains of £115,000 in 2004 are expected to be recognised within one year.

21. CALLED UP SHARE CAPITAL

	2002 £000	2003 *As restated and prior to restatement* £000	2004 £000
Authorised			
167,681,500 (2003: 167,681,500; 2002: 167,681,500) ordinary shares of 1p each	1,677	1,677	1,677
2,646,370 (2003: 2,646,370; 2002: 2,646,370) deferred redeemable shares of 50p each	1,323	1,323	1,323
Allotted, called up and fully paid:			
83,652,980 (2003: 83,306,049; 2002: 83,092,698) ordinary shares of 1p each	831	833	837
2,646,370 (2003: 2,646,370; 2002: 2,646,370) deferred redeemable shares of 50p each	1,323	1,323	1,323
	2,154	2,156	2,160

Rights of shares

The deferred redeemable shares of 50p each have no rights to participation in the profits or assets of the Company and have no rights of notice or to vote at any general meeting. The deferred redeemable shares can be acquired at any time by a person nominated by the Company for total consideration of 1p per share.

Issued Share Capital

On 7 April 2004 Gyrus Group PLC issued 53,616 ordinary shares to employees in connection with the US Employee Stock purchase Plan at a price of 142p being a 15 per cent. discount on the mid-market price of the preceding day of 168p.

On 1st December 2004 Gyrus Group PLC issued 92,323 ordinary shares to employees in connection with the UK Save As You Earn Scheme at a price of 161p being a 20 per cent. discount on the market price of the day preceding the invitation date.

During 2004 employees exercised options over 200,992 ordinary shares in Gyrus Group PLC at an average price of 149p.

On 19 March 2003 Gyrus Group PLC issued 136,579 ordinary shares to employees in connection with the Share Matching Scheme. The mid-market price on that day was 166p.

On 7 April 2003 Gyrus Group PLC issued 68,272 ordinary shares to employees in connection with the US Employee Stock Purchase Plan at a price of 142p being a 15 per cent. discount on the mid-market price of the preceding day of 167p.

During 2003 employees exercised options over 8,500 ordinary shares in Gyrus Group PLC at an average price of 181p.

On 19 March 2002 Gyrus Group PLC issued 133,659 ordinary shares to employees in connection with the Share Matching Scheme. The mid-market price on that day was 284p.

During 2002 employees exercised options over 31,442 ordinary shares in Gyrus Group PLC at an average price of 162p.

Contingent rights – Employee Share Option Plans

At 31 December 2004 certain directors and employees held the following options to subscribe for ordinary shares of 1p each.

Normally exercisable between	*Exercise price per share*	*2002 number of shares*	*2003 As restated and prior to restatement number of shares*	*2004 number of shares*
The Gyrus Pre-Admission Scheme				
Up to 16/09/2004	80.0p	28,500	28,500	-
Up to 16/10/2004	110.0p	121,604	121,604	-
		150,104	150,104	-
The Gyrus 1997 Approved Share Option Plan				
15/07/2001 to 15/07/2008	159.5p	39,550	39,550	35,800
08/03/2002 to 08/03/2009	191.0p	9,150	7,150	7,000
01/10/2002 to 01/10/2009	178.5p	53,121	46,371	27,571
28/03/2003 to 28/03/2010	405.0p	7,740	7,740	7,740
16/10/2003 to 16/10/2010	330.0p	42,748	38,248	34,523
23/03/2004 to 23/03/2011	311.5p	41,142	37,370	37,370
02/10/2004 to 02/10/2011	202.5p	86,966	83,380	74,458
08/04/2005 to 08/04/2012	284.5p	15,628	14,253	11,915
16/10/2005 to 16/10/2012	155.0p	157,823	149,530	138,469
26/03/2006 to 26/03/2013	169.5p	-	29,709	20,850
16/10/2006 to 16/10/2013	197.5p	-	76,173	60,173
07/05/2007 to 07/05/2014	213.5p	-	-	13,961
25/10/2007 to 25/10/2014	240.0p	-	-	26,333
		453,868	529,474	496,163
The Gyrus 1997 Unapproved Share Option Plan				
01/10/2002 to 01/10/2006	178.5p	12,129	12,129	12,129
16/10/2003 to 16/10/2007	330.0p	197,035	192,757	170,084
23/03/2004 to 23/03/2008	311.5p	34,968	740	740
29/06/2004 to 29/06/2008	264.5p	148,055	148,055	148,055
02/10/2004 to 02/10/2008	202.5p	100,372	100,372	100,372
30/10/2004 to 30/10/2008	200.0p	20,000	20,000	-
08/04/2005 to 08/04/2012	284.5p	151,316	151,316	151,316
16/10/2005 to 16/10/2012	155.0p	225,847	198,597	146,097
26/03/2006 to 26/03/2013	169.5p	-	16,018	16,018
16/10/2006 to 16/10/2013	197.5p	-	626,163	586,163
07/05/2007 to 07/05/2014	213.5p	-	-	67,880
25/10/2007 to 25/10/2014	240.0p	-	-	280,675
		889,722	1,466,147	1,679,529

Normally exercisable between	Exercise price per share	2002 number of shares	2003 number of shares	2004 number of shares
The Gyrus Group PLC US Stock Option Plan				
Various 31/12/2001-01/01/2004 to 23/03/2011	311.5p	150,000	-	-
29/06/2004 to 29/06/2011	264.5p	17,890	17,890	17,890
03/10/2004 to 03/10/2011	202.5p	384,713	320,588	244,509
Various 31/12/2001-31/12/2003 to 03/10/2011	202.5p	480,000	420,000	420,000
30/10/2004 to 30/10/2011	200.0p	78,581	57,081	47,081
Various 31/10/2001-17/04/2003 to 15/10/2010	330.0p	150,000	150,000	100,000
08/04/2005 to 08/04/2012	285.0p	63,466	48,729	27,612
16/10/2005 to 16/10/2012	155.0p	629,644	473,576	393,297
26/03/2006 to 26/03/2013	169.5p	-	215,985	173,510
16/10/2006 to 16/10/2013	197.5p	-	193,773	186,015
07/05/2007 to 07/05/2014	213.5p	-	-	208,447
25/10/2007 to 25/10/2014	240.0p	-	-	447,563
		1,954,294	1,897,622	2,265,924
Gyrus Group Qualifying Non-Employee Share Option Plan				
08/04/2005 to 08/04/2012	285.0p	58,800	58,800	58,800
16/10/2005 to 16/10/2012	155.0p	-	25,500	25,500
26/03/2006 to 26/03/2013	169.5p	-	29,000	22,000
		58,800	113,300	106,300
UK Save As You Earn Scheme				
01/06/2004 to 30/11/2004	250.0p	1,705	1,705	-
01/06/2006 to 30/11/2006	250.0p	1,350	1,350	-
01/12/2004 to 31/05/2005	161.0p	136,573	115,097	9,794
01/12/2006 to 31/05/2007	161.0p	45,223	43,168	30,835
01/12/2005 to 31/05/2006	149.0p	98,997	82,764	70,590
01/12/2007 to 31/05/2008	149.0p	39,681	39,681	33,068
01/12/2006 to 31/05/2007	172.0p	-	16,833	15,118
01/12/2008 to 31/05/2009	172.0p	-	7,740	7,740
01/12/2007 to 31/05/2008	173.0p	-	-	101,564
01/12/2009 to 31/05/2010	173.0p	-	-	25,407
		323,529	308,338	294,116

US Employee Stock Purchase Plan

At 31 December 2004 the maximum number of shares which could be purchased under the Employee Stock Purchase Plan at the end of the annual savings contract period in April 2005 was approximately 46,000 shares (2003: 58,000 shares; 2002: N/A)

The Gyrus Share Matching Scheme

The share matching scheme was a scheme available to all employees who had exercised options under the Gyrus Pre-Admission Share Option Scheme before 31 December 1997. Under the Share Matching Scheme, these employees were able to lodge up to 40,000 shares with the trustees and provided these shares were held by the trustees for certain time periods the shares lodged were matched by the issue of additional shares on a one for one basis. If employees who have lodged shares in the scheme leave the Group's employment their shares are removed from the scheme

and returned to them unless the trustees agree to continue matching. The time periods and numbers of shares were as follows:

Number of shares	*Matching period*	*Date of matching*
2000	18 months	19 September 1999
3000	3 years	19 March 2001
10000	4 years	19 March 2002
25000	5 years	19 March 2003

At 31 December 2003, nil ordinary shares remained lodged with the trustee for future matching.

At 31 December 2002, 136,579 ordinary shares remained lodged with the trustee for future matching and on 19 March 2003 136,579 shares were allotted under the scheme with a value of 166p per share.

The **Gyrus Pre-Admission Share Option Scheme** is an unapproved option scheme under which options were granted to all employees prior to flotation. The scheme is now terminated.

The **Gyrus 1997 Approved Share Option Plan** and the **Gyrus 1997 Unapproved Share Option Plan** are discretionary schemes under which UK directors and employees are granted options to purchase shares in the Company. The exercise price of the option is based on the market price on the day of grant for all grants before October 2003 and on the day preceding the grant for those issued thereafter. There is no discount. Options are capable of exercise after three years and within ten years of the date of grant. Those granted since November 2001 are subject to Total Shareholder Return performance targets, except for those issued to all employees on a formula basis on achieving their six month anniversary with the Group.

The **Gyrus PLC US Stock Option Plan** is a discretionary scheme used to award share options to US employees. The option price is based on the market price on the day preceding grant and there is no discount. Options are generally exercisable after three years, but the plan does allow for variable vesting, and within ten years. Performance conditions are not normally imposed on US share options except for PLC Board directors.

The **Gyrus Group Qualifying Non-Employee Stock Option Plan** is a plan approved by shareholders in 2002 to enable Gyrus to grant share options, within strict guidelines, to independent sales people, consultants and members of the scientific advisory panel. The option price is the market price on the day preceding grant and there is no discount. All grants to independent sales people have sales-related performance conditions. Options are exercisable after three years and within ten years.

The **Save As You Earn Scheme** is a scheme under which UK employees can enter into savings contracts with a building society for a period of three or five years and use the proceeds of their savings account to purchase shares in the Company on the exercise of options. The option price is the market price on the day preceding the invitation date discounted by a maximum of 20 per cent.

The **US Employee Stock Purchase Plan** is a scheme under which US employees can participate in a 12 month purchase plan during which they can elect to have a percentage of their compensation withheld, subject to a maximum of 10 per cent. of gross basic salary, capped at a maximum contribution of US$375 per month. After the end of the 12 month offering period the contributions are used to purchase ordinary shares in the Company at the lower of the market price at the opening of the offering period or the closing of the offering period, discounted by 15 per cent.

Details of options granted to Directors and the share price ranges in the year are given in the Directors' Remuneration report of footnote six.

22. RECONCILIATIONS OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Share capital £000	Share premium £000	Merger reserve £000	Profit and Loss £000	Total 2004 £000	Total 2003 As restated £000	Total 2003 Prior to restatement £000	Total 2002 £000
At 1 January	2,156	151,971	3,860	(14,979)	143,008	139,788	139,788	140,404
Prior year adjustment	-	-	-	(21,421)	(21,421)	(11,823)	-	-
At 1 January restated - note 2	2,156	151,971	3,860	(36,400)	121,587	127,965	139,788	140,404
Issue of shares								
Issued on exercise of share options	4	476	-	-	480	113	113	53
Issued in connection with Gyrus Share Matching Scheme	-	-	-	-	-	1	1	29
Profit for the year	-	-	-	4,212	4,212	6,674	5,957	2,035
Loss on foreign currency translation	-	-	-	(8,561)	(8,561)	(13,175)	(2,860)	(2,795)
Share related awards	-	-	-	-	-	9	9	62
At 31 December	2,160	152,447	3,860	(40,749)	117,718	121,587	143,008	139,788

The cumulative total of goodwill written off against reserves in respect of acquisitions prior to 1 January 1998 when FRS10: Goodwill and Intangible assets was adopted amounted to £106,000 (2003: £106,000; 2002: £106,000).

23. FINANCIAL COMMITMENTS

	2002 £000	2003 As restated and prior to restatement £000	2004 £000
Capital expenditure contracted for	22	46	49
Annual commitments under non-cancellable operating leases which expire as follows:			
Land and buildings			
- Within one year	78	3	3
- Within two to five years	25	102	98
- Over five years	735	922	884
	838	1,027	985
Others			
- Within one year	189	73	146
- Within two to five years	218	216	237
	407	289	383
Total	1,245	1,316	1,368

24. RECONCILIATION OF OPERATING PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

	2002 *£000*	*2003* *Prior to restatement* *£000*	*2003* *As restated - Note 2* *£000*	*2004* *£000*
Operating profit	1,668	2,747	3,464	5,542
Goodwill amortisation	6,632	6,682	5,965	5,505
Licences and patents amortisation	80	126	126	345
Depreciation charges	3,294	3,997	3,997	3,562
Loss on disposal of fixed assets	112	236	236	137
Exceptional items				
Profit on sale of land	-		-	373
Loss on termination of operation	-		-	(400)
Decrease/(increase) in stocks	(6,551)	2,269	2,269	856
Increase in debtors	(58)	(493)	(493)	(1,578)
Increase/(decrease) in creditors	(1,307)	(2,614)	(2,614)	1,964
Share related awards	62	9	9	-
	3,932	12,959	12,959	16,306

25. ANALYSIS OF NET DEBT

	At 31 December 2001 *£000*	*Cash flows* *£000*	*Non-cash movements* *£000*	*At 31 December 2002* *£000*	*Acquisitions* *£000*	*Cash flows* *£000*	*Exchange movement* *£000*	*Non-cash movements* *£000*	*At 31 December 2003 As restated and prior to restatement* *£000*
Cash at bank and in hand	2,757	264	-	3,021	832	1,718	(179)	-	5,392
Bank overdraft	(503)	375	-	(128)	(699)	(420)			(1,247)
Cash at bank and in hand	2,254	639	-	2,893	133	1,298	(179)	-	4,145
Debt due within one year	-	-	-	-	(420)	-	-	-	(420)
Debt due after one year	(17,905)	(2,595)	-	(20,500)	-	1,612	-	-	(18,888)
Finance lease	(436)	161	(42)	(317)	-	169	-	(160)	(308)
Net debt	(16,087)	(1,795)	(42)	(17,924)	(287)	3,079	(179)	(160)	(15,471)

	At 31 December 2003 As restated and prior to restatement £000	Cash flows £000	Exchange movement £000	At 31 December 2004 £000
Cash at bank and in hand	5,392	2,005	(134)	7,263
Bank overdraft	(1,247)	1,247	-	-
Cash at bank and in hand	4,145	3,252	(134)	7,263
Debt due within one year	(420)	(8,508)	-	(8,928)
Debt due after one year	(18,888)	18,888	-	-
Finance lease	(308)	113	11	(184)
Net debt	(15,471)	13,745	(123)	(1,849)

26. GROSS CASH FLOWS

	2002 £000	2003 As restated and prior to restatement £000	2004 £000
Returns on investment and servicing of finance			
Interest received	30	64	171
Interest paid	(1,365)	(1,221)	(766)
Interest element in finance lease rental payments	(52)	(31)	(21)
Net cash outflow from returns on investments and servicing of finance	(1,387)	(1,188)	(616)
Taxation			
Tax paid	(83)	(418)	(185)
Research and development tax credit received	-	130	-
Net cash outflow from taxation	(83)	(288)	(185)
Capital expenditure			
Purchase of intangible fixed assets	-	(722)	-
Purchase of tangible fixed assets	(7,074)	(3,538)	(2,657)
Proceeds of sale of tangible fixed assets of business operation sold	35	-	417
Net cash outflow from capital expenditure	(7,039)	(4,260)	(2,240)
Acquisitions/disposals			
Purchase of subsidiary undertakings	-	(4,258)	-
Net cash acquired with subsidiaries	-	133	-
Net cash from sale of business operation	2,700	-	-
Net cash outflow from acquisitions and disposals	2,700	(4,125)	-
Financing			
Capital element of finance lease rental payments	(161)	(169)	(113)
Bank loan	2,595	(1,612)	(10,380)
Issue of share capital	82	114	480
Net cash (outflow)/inflow from financing	2,516	(1,667)	(10,013)

PART VI

FINANCIAL INFORMATION AND ACCOUNTANTS' REPORT ON ACMI



KPMG Audit Plc
Arlington Business Park
Theale
Reading RG7 4SD
United Kingdom

The Directors
Gyrus Group PLC
410 Wharfedale Road
Winnersh Triangle
Wokingham
Berkshire
RG41 5RA

Dear Sirs

American Cystoscope Makers, Inc. ("the Company")

We report on the financial information set out on pages 88 to 114. This financial information has been prepared for inclusion in the prospectus relating to the acquisition of ACMI and its subsidiary undertakings dated 20 July 2005 of Gyrus Group PLC on the basis of the accounting policies set out in paragraph 5.2. This report is required by paragraph 20.1 of Annex I of the Prospective Directive Regulation and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibility

The management of the Company are responsible for preparing the financial information on the basis of preparation set out in note 5.1 to the financial information and in accordance with UK Financial Reporting Standards.

It is our responsibility to form an opinion as to whether the financial information gives a true and fair view, for the purposes of the prospectus and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgements made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the entity's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Opinion

In our opinion the financial information gives, for the purposes of the prospectus dated 20 July 2005, a true and fair view of the state of affairs of the ACMI Group as at the dates stated and of its results, cash flows and recognised gains and losses for the years then ended in accordance with the basis of preparation set out in note 5.2 and in accordance with UK Financial Reporting Standards as described in note 5.1 and has been prepared in a form that is consistent with the accounting policies adopted in Gyrus Group PLC's latest annual accounts.

For the purposes of Prospectus Rule 5.5.3 R (2) (f) we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with paragraph 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully

KPMG Audit Plc

1. CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	For the year ended 31 December 2002 $'000	2003 $'000	2004 $'000
Turnover	5.3	169,341	177,075	184,723
Cost of sales				
- before exceptional items		(81,223)	(88,479)	(92,752)
- exceptional items	5.5	-	-	(5,000)
		(81,223)	(88,479)	(97,752)
Gross profit		88,118	88,596	86,971
Other operating income		360	232	290
Operating expenses:				
Selling and distribution expenses		(47,485)	(46,460)	(50,502)
Research and development		(10,688)	(9,793)	(13,924)
General and administrative expenses				
- before goodwill amortisation and exceptional items		(15,272)	(13,364)	(9,200)
- goodwill amortisation		(7,115)	(7,239)	(7,511)
- exceptional items	5.5	-	(2,543)	(552)
Total operating expenses		(80,560)	(79,399)	(81,689)
Operating profit				
- before goodwill amortisation and exceptional items		15,003	19,211	18,635
- goodwill amortisation		(7,115)	(7,239)	(7,511)
- exceptional items	5.5	-	(2,543)	(5,552)
Operating profit	5.3	7,918	9,429	5,572
Loss on termination of operations	5.5	(4,166)	(2,769)	1,076
Profit on ordinary activities before interest and taxation		3,752	6,660	6,648
Net interest payable and similar charges	5.8	(16,728)	(17,651)	(19,775)
Loss on ordinary activities before taxation	5.4	(12,976)	(10,991)	(13,127)
Taxation charge	5.9	(176)	(326)	(443)
Loss on ordinary activities after taxation	5.20	(13,152)	(11,317)	(13,570)
(Loss)/Earnings per share of common stock	5.11			
Basic (cents)		(57)	(49)	(57)
Diluted (cents)		(45)	(38)	(46)
Adjusted basic, excluding goodwill amortisation, loss on termination of operations and exceptional items (cents)		(8)	5	(7)

2. CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	For the year ended 31 December		
	2002	*2003*	*2004*
	$'000	*$'000*	*$'000*
Loss on ordinary activities after taxation	(13,152)	(11,317)	(13,570)
Currency translation differences arising on foreign currency net investments	513	555	80
Actuarial loss on pension schemes	(365)	(397)	(393)
Deferred taxation on actuarial loss on pension schemes	128	139	138
Total recognised gains and losses relating to the year	(12,876)	(11,020)	(13,745)

3. CONSOLIDATED BALANCE SHEET

	Note	As at 31 December 2002 $'000	2003 $'000	2004 $'000
Fixed assets				
Intangible assets	5.12	130,965	123,132	128,966
Tangible assets	5.13	17,584	16,819	18,543
		148,549	139,951	147,509
Current assets				
Stocks	5.14	36,074	31,810	28,989
Debtors - due within one year	5.15	29,953	35,312	33,463
Deferred tax assets	5.10	-	337	394
Cash		877	6,453	1,170
		66,904	73,912	64,016
Creditors: amounts falling due within one year	5.16	(53,857)	(37,678)	(38,386)
Net current assets		13,047	36,234	25,630
Total assets less current liabilities		161,596	176,185	173,139
Creditors: amounts falling due after more than one year	5.17	(103,496)	(129,401)	(135,369)
Net assets, excluding pension assets		58,100	46,784	37,770
Pension assets	5.18	2	23	153
Net assets, including pension assets	5.3	58,102	46,807	37,923
Capital and reserves				
Share capital	5.19	231	230	237
Share premium account	5.20	118,273	117,999	118,953
Equity to be issued	5.19	-	-	3,900
Profit and loss account	5.20	(60,402)	(71,422)	(85,167)
Equity shareholders' funds	5.20	58,102	46,807	37,923

4. CONSOLIDATED CASH FLOW STATEMENT

	Note	2002	2003	2004
		As at 31 December		
	Note	*$'000*	*$'000*	*$'000*
Net cash inflow from operating activities	5.22	(558)	21,211	12,090
Returns on investment and servicing of finance	5.24	(8,201)	(13,051)	(1,241)
Taxation	5.24	-	(393)	(595)
Capital expenditure and financial investment	5.24	(5,137)	(3,060)	(4,858)
Acquisitions and disposal	5.24	(3,285)	2,701	(3,430)
Cash inflow/(outflow)		(17,181)	7,408	1,966
Financing	5.24	15,895	(1,800)	(7,100)
		(1,286)	5,608	(5,134)
Effect of exchange rate change		513	(32)	(149)
(Decrease)/increase in cash in the year		(773)	5,576	(5,283)

Reconciliation of net cash flow to movement in net debt

	Note	2002	2003	2004
		As at 31 December		
	Note	*$'000*	*$'000*	*$'000*
(Decrease)/increase in cash in the year		(773)	5,576	(5,283)
Cash (inflow)/outflow from (increase)/decrease in debt		(13,891)	6,740	6,129
Change in net debt resulting from cash flows		(14,664)	12,316	846
Change in net debt from non-cash items		(8,530)	(12,150)	(8,847)
Net change during the year		(23,194)	166	(8,001)
Net debt at 1 January		(104,520)	(127,714)	(127,548)
Net debt at 31 December	5.23	(127,714)	(127,548)	(135,549)

5. NOTES TO THE FINANCIAL STATEMENTS

5.1 Basis of preparation

The financial information is based on the audited financial statements of the ACMI Group for the three years ended 31 December 2004. The financial information has been drawn up in accordance with applicable accounting standards applied in the United Kingdom.

The financial statements are prepared under the historical cost convention.

Grant Thornton, LLP, have been auditors of the ACMI Group throughout the period from 1 January 2004 to 31 December 2004. Ernst & Young, LLP were the auditors of the ACMI Group throughout the period from 1 January 2002 to 31 December 2003.

The preparation of financial statements is in conformity with generally accepted accounting principles required in the United Kingdom (UK GAAP) and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5.2 Accounting policies

The following accounting policies have been applied consistently throughout the periods in dealing with items which are considered material in relation to the ACMI Group's financial information.

Turnover

Turnover from product sales is recognised on the passage of title which generally occurs upon shipment of goods. Sales returns are provided for based upon historical return rates. Turnover excludes VAT and similar taxes.

Product Warranties

Warranty costs are provided as part of its cost of sales based on associated material product costs, technical support labour costs, and associated overhead. The products sold are generally covered by a warranty for periods ranging from ninety days to two years.

Cost of Sales

Cost of sales represents the material, labour, and production overhead incurred in manufacturing the products sold. Shipping and handling costs are classified within costs of goods sold.

Research and development expenditure

Expenditure on research and development, including that from which development fees are derived, is written off to the profit and loss account as incurred.

Intellectual property rights

Patent disputes are common in the medical devices sector, particularly in the US. Litigation is frequently used to assess the relative merits of such disputes prior to settlement through commercial agreement. All expenditures on intellectual property rights, including the costs of patents and trademarks and the defence of the ACMI Group's intellectual property rights, are written off to the profit and loss account as incurred.

Cash

Cash, for the purpose of the cash flow statement, comprises cash in hand, restricted cash and deposits repayable on demand, less overdrafts payable on demand.

Intangible assets

Intangible assets purchased separately from a business are capitalised at their cost.

Intangible assets acquired as part of an acquisition are capitalised at their fair value where this can be measured reliably. Fair values are restricted to an amount that does not create, or increase, any negative goodwill. All intangible assets are tested periodically for impairment.

Patents purchased by the ACMI Group are amortised to nil by equal annual instalments over their useful economic lives, which are deemed to end once any associated legal rights expire. The useful lives of patents and trademarks are as follows:

Patents	3-17 years
Trademarks	10-15 years

Intangible assets – goodwill

Goodwill arising on the acquisition of subsidiary undertakings since 1997, representing any excess of the fair value of the consideration given and associated costs over the fair value of the identifiable assets and liabilities acquired, is capitalised and written off on a straight line basis over its useful economic life of 20 years. Provision is made for any impairment.

Fixed assets and depreciation

Property, plant and equipment acquired in connection with acquisitions are recorded at fair market value as of the date of the acquisition; all other additions are recorded at cost. Depreciation is charged to operations and computed using the straight-line method over the following estimated useful lives:

Buildings	31-33 years
Plant machinery	3-10 years
Fixtures and fitting	3-10 years
Leasehold interest improvements	Lower of estimated useful life or Remaining term of life

Leases

Operating lease rentals are charged to the profit and loss account on a straight-line basis over the period of the lease.

Foreign currency translation

The ACMI Group's functional currency is the US Dollar. Transactions denominated in foreign currencies are recorded at the exchange rate ruling on the date of the transaction. Foreign currencies received are translated at the exchange rate ruling on the date of conversion or at a forward contract rate if hedged. Monetary assets and liabilities expressed in foreign currencies are translated into US Dollars at rates of exchange ruling at the balance sheet date. The resulting exchange differences are charged to the profit and loss account for the year except in the case of loans to finance equity investment in overseas subsidiaries where both the investment and loan are translated at the exchange rate ruling at the balance sheet date and the differences are taken directly to reserves.

On consolidation, the results of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling on the balance sheet date. Exchange differences arising on translation of the opening net assets, including goodwill arising on consolidation denominated in foreign currencies, and on the difference between the results of overseas operations translated at average monthly exchange rates and year end rates are dealt through reserves.

Taxation

Corporation and overseas taxes are recorded on taxable profits at the current rate. Deferred tax is recognised, without discounting, in respect of all timing differences which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 19: Deferred Tax. In accordance with FRS 19: Deferred Tax, deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be suitable taxable profits from which the future reversal of underlying timing differences can be deducted.

Stock

Stocks are stated at the lower cost and the net realisable value. Cost is determined on a first in first out basis and includes transport and handling costs. In the case of manufactured products, cost includes all direct expenditure and production overheads based on the normal level of activity. Net realisable value is the price at which the stocks can be sold in the normal course of business after allowing for the costs of realisation, and where appropriate, the cost of conversion from their exiting state to a finished condition. Provision is made where necessary for obsolete, slow moving and defective stocks.

Pension arrangements

The ACMI Group operates contributory and non-contributory defined benefit and defined contribution pension schemes covering the majority of its employees. The assets of the defined contribution schemes are held separately from those of the ACMI Group in an independently administered fund. The amount charged to the profit and loss account represents the contributions payable to the scheme in respect of the accounting period.

The defined benefit pension schemes provide benefits based on final pensionable pay. The assets of these schemes are held separately from those of the ACMI Group.

Pension scheme assets are measured using market values. Pension scheme liabilities are measured using a projected unit method and discounted at the current rate of return on a high quality corporate bond of equivalent term and currency to the liability.

The pension scheme surplus (to the extent that it is recoverable) or deficit is recognised in full. The movement in the scheme surplus/deficit is split between operating charges, finance items and, in the statement of total recognised gains and losses, actuarial gains and losses.

Employee share schemes

The difference between consideration receivable from employees for share and share option awards granted under the ACMI Group's employee share schemes and the market value of the underlying shares at the date of grant, if any, is charged to the profit and loss account as a share compensation expense evenly over the period during which the award vests.

5.3 **Segmental Information**

ACMI Group's business is organised, managed and internally reported, as a single segment comprised of medical products used in surgical and other medical procedures. Management believes its various product lines have similar economic, operating and other related characteristics.

Information in the table below is presented on the same basis the ACMI Group uses to manage its business. Sales and operating profit/(loss) are reported within the geographic areas where the final sales to customers are made. Net operating assets are reported within the geographical area where located.

	Sales			*Operating profit/(loss)*			*Net operating assets*		
	2002	*2003*	*2004*	*2002*	*2003*	*2004*	*2002*	*2003*	*2004*
	$'000	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*	*$'000*
Domestic	162,601	167,930	175,815	10,436	11,768	10,748	155,911	165,802	167,227
Rest of world	6,740	9,145	8,908	(2,518)	(2,339)	(5,176)	4,808	3,593	4,348
Total	169,341	177,075	184,723	7,918	9,429	5,572	160,719	169,395	171,575

Reconciliation to consolidated balance sheet

	2002	*2003*	*2004*
	$'000	*$'000*	*$'000*
Net operating assets	160,719	169,395	171,575
Interest bearing cash, debt and investments	877	6,453	1,170
Long-term debt and senior discount notes	(103,496)	(129,401)	(135,369)
Deferred tax assets	3,645	4,551	5,779
Deferred tax liabilities	(3,645)	(4,214)	(5,385)
Pension assets (Note 5.18)	2	23	153
Total net assets including pension assets	58,102	46,807	37,923

Rest of world sales include sales to Canada, Europe, Asia and Latin America. There were no significant investments in long-lived assets located outside of the United States at 31 December 2004, 2003, and 2002.

5.4 **Operating loss on ordinary activities before taxation**

	2002	*2003*	*2004*
	$'000	*$'000*	*$'000*
Loss on ordinary activities before taxation is stated after charging/(crediting):			
Operating loss is stated after charging:			
Depreciation of tangible assets	2,881	3,268	2,775
Amortisation of goodwill	7,115	7,239	7,511
Amortisation of intangible assets	983	1,438	1,255
Writedown of placed stock	1,349	1,273	1,923
Auditors' remuneration			
Audit services	185	316	146
Fees paid to auditors and its associates in respect of other services	255	141	71
Operating lease rentals for:			
Land and building	3,636	3,216	3,289
Plant and machinery	123	90	174
One-off operating items:			
Increase in warrant costs principally due to switch in supplier	-	-	1,000
Additional costs arising from poorly executed product launch	-	-	1,652
Release of customer credits	-	-	(1,090)
Losses arising on discontinued Coretherm and PAL contracts	-	-	890

5.5 Exceptional items

	2002 $'000	2003 $'000	2004 $'000
Write-off of obsolete stock	-	-	5,000
Gain on sale of product line	-	(2,460)	-
Severance payments	-	2,460	552
Loss on extinguishment of debt	-	2,543	-
Operating exceptional charge	-	2,543	5,552
Maxim settlement	4,166	2,000	(1,493)
Loss on the termination of French operations	-	769	417
Non-operating exceptional items charge	4,166	2,769	(1,076)

Operating exceptional items

Write-off of obsolete stock

During 2004, management wrote off stock totalling $5 million which was principally relating to discontinued product lines.

Gain on sale of product line

During 2003 the ACMI Group disposed of inventory and manufacturing equipment relating to its bicap probes product line to a third party, Conmed Inc. The gain of $2.46 million was recognised as an operating exceptional item in 2003.

Severance payments

During 2003 the ACMI Group incurred appoximately $1.5 million in severance costs associated with the company's former CEO and approximately $1 million associated with the reduction in workforce at one of its US facilities. The exceptional costs in 2004 relate to severance costs associated with the termination of further senior management.

Loss on extinguishment of debt

During December 2003 the ACMI Group refinanced it's credit facilities with a new lending syndicate. In connection with the refinancing, the ACMI Group recognised a loss on the early extinguishment of debt in the amount of approximately $2.6 million which represented the write-off of deferred financing costs associated with the previous borrowings.

Loss on termination of operations

Maxxim settlement

During 2004, the ACMI Group settled a dispute with Maxxim which had been ongoing since 2002. Maxxim was previously a related party who filed for bankruptcy in December 2000.

The charge of $4.2 million in 2002 represents the amounts paid to the former management shareholder in settlement of a bonus plan under which such individuals would have received a payment upon sale of the company. The charge in 2003 of $2 million represents the legal costs associated with the Maxxim settlement.

The net credit of $1.5 million in 2004 represents the gain on the sale of the Bovie investment originally purchased from Maxxim after making a payment of $3.4 million to the Maxxim creditors.

Loss on termination of French operations

The ACMI Group's French operations were shut down late in 2003. The balance of costs incurred in 2004 principally relate to legal expenses and the write-off of non-saleable inventory.

5.6 Directors and employees

	2002 $'000	2003 $'000	2004 $'000
Directors emoluments	50	71	149

The directors are not members of the ACMI Group's defined benefit or defined contribution schemes.

5.7 Employees

The aggregate payroll costs of employees of the group were as follows:

	2002 $'000	2003 $'000	2004 $'000
Staff costs during the year			
Wages and salaries	55,564	61,747	64,802
Social Security costs	3,707	3,519	3,730
Other pension costs	1,060	755	730
	60,331	66,021	69,262

The average monthly number of employees (including directors) analysed by category was as follows:

	2002	2003	2004
Research and development	82	57	55
Production	577	536	555
Selling and distribution	196	182	194
General and administration	94	60	68
Total US operations	949	835	872
Non-US operations	44	22	37
Total	993	857	909

Non US operations relates to operations in Israel, Canada and Japan.

5.8 Net interest payable and similar charges

	2002 $'000	2003 $'000	2004 $'000
Interest receivable and similar income			
Other	10	6	3

	2002 $'000	2003 $'000	2004 $'000
Interest payable			
On bank loans and overdrafts	(4,889)	(4,414)	(4,795)
On senior discount notes	(6,772)	(7,753)	(8,877)
Other interest payable	(5,073)	(5,444)	(6,066)
	(16,734)	(17,611)	(19,738)

	2002 $'000	2003 $'000	2004 $'000
Other finance costs			
Expected return on pension assets	185	160	183
Interest cost on pension liabilities	(189)	(206)	(223)
	(4)	(46)	(40)
Net interest payable and similar charges	(16,728)	(17,651)	(19,775)

5.9 Taxation

	2002 $'000	2003 $'000	2004 $'000
Current tax			
US Federal corporation tax charge on loss for the year	-	193	225
Foreign tax on profits for the year	30	112	88
Adjustments in respect of previous periods	22	-	(52)
State tax on losses for the year	-	207	31
Total current tax charge	52	512	292
Deferred tax			
Origination/reversal of timing differences	124	(186)	151
Tax charge on loss on ordinary activities	176	326	443
Tax charge on loss on ordinary activities classified as:			
- Trading	176	268	443
- Exceptional items	-	58	-
	176	326	443

Factors affecting the current tax charge for the year

The difference between the current tax charge and the standard US Federal tax rate are explained as below:

	2002 $'000	2003 $'000	2004 $'000
Current tax reconciliation			
Loss on ordinary activities before tax	(12,976)	(10,991)	(13,127)
Loss on ordinary activities multiplied by the rate of US corporation tax of 34 per cent. (2003: 34 per cent., 2002: 34 per cent.)	(4,412)	(3,737)	(4,463)
Effects of:			
Non-deductible losses	784	832	-
Non-deductible expenses	2,649	2,870	6,824
Excess capital allowances over depreciation	(277)	(511)	(688)
Other short term timing differences	(1,809)	4,099	(718)
Impact of change in operations	-	-	(878)
Utilisation of tax losses	3,412	(3,186)	(219)
Higher foreign and state taxes	87	274	346
Adjustment to tax charge in respect of prior periods	(382)	(129)	88
Current tax charge for the year	52	512	292

5.10 Deferred Taxation

Deferred tax is included in the balance sheet as follows:

	Included in net deferred tax asset $'000	Included in pension asset $'000	$'000 $'000 Total $'000
At 1 January 2002	-	(5)	(5)
Charge to profit and loss account in year	-	(124)	(124)
Movement in reserves	-	128	128
At 1 January 2003	-	(1)	(1)
(Charge)/credit to profit and loss account in year	337	(151)	186
Movement in reserves	-	139	139
At 1 January 2004	337	(13)	324
(Charge)/credit to profit and loss account in year	57	(208)	(151)
Movement in reserves	-	138	138
At 31 December 2004	394	(83)	311

The elements of deferred taxation are as follows:

	2002 $'000	2003 $'000	2004 $'000
Differences between accumulated depreciation amortisation and capital allowances	(3,645)	(4,214)	(5,305)
Accrued interest	8,279	9,599	10,437
Tax losses	9,280	4,553	5,286
Other short term timing differences	10,142	13,367	10,930
Total potential net deferred tax asset	24,056	23,305	21,348
Less: Provision for recoverability	(24,056)	(22,968)	(20,954)
Net deferred tax asset recognised	-	337	394

5.11 (Loss)/Earnings per share of common stock

The basic and diluted loss per share of common stock is based on losses attributable to common stock shareholders for the period of $13,570,000 (2003: $11,317,000, 2002: $13,152,000). The basic loss per share of common stock is based on the weighted average number of shares of common stock of 23,731,124 (2003: 23,058,912, 2002: 23,123,909). The diluted loss per share of common stock in 2004 is based on the weighted average number of shares of 29,711,200 (2003: 29,410,944, 2002: 29,459,551).

The adjusted basic (loss)/earnings per share of common stock before amortisation of goodwill, loss on termination of operations and exceptional items is based on the (loss)/profit attributable to common stock shareholders of $(1,583,000) (2003: $1,234,000, 2002: $(1,871,000)).

(Loss)/Earnings on which adjusted basic EPS is based:

	2002 $	2003 $	2004 $
Basic loss for the year	(13,152,000)	(11,317,000)	(13,570,000)
Goodwill amortisation	7,115,000	7,239,000	7,511,000
Loss on termination of operations	-	2,769,000	(1,076,000)
Exceptional items	4,166,000	2,543,000	5,552,000
(Loss)/Earnings for the year excluding goodwill amortisation loss on termination of operations and exceptional items	(1,871,000)	1,234,000	(1,583,000)

5.12 Intangible fixed assets

	Capitalised software $'000s	Patents and trademarks $'000s	Goodwill $'000s	Total $'000s
Cost				
At 1 January 2002	-	11,424	142,089	153,513
Additions	-	112	2,572	2,684
At 31 December 2002	-	11,536	144,661	156,197
Additions	164	501	226	891
Disposals	-	(119)	-	(119)
At 31 December 2003	164	11,918	144,887	156,969
Additions	247	280	14,073	14,600
At 31 December 2004	411	12,198	158,960	171,569

	Capitalised software $'000s	Patents and trademarks $'000s	Goodwill $'000s	Total $'000s
Amortisation				
At 1 January 2002	-	(1,741)	(15,393)	(17,134)
Charge for the year	-	(983)	(7,115)	(8,098)
At 31 December 2002	-	(2,724)	(22,508)	(25,232)
Charge for the year	(164)	(1,274)	(7,239)	(8,677)
Disposals	-	72	-	72
At 31 December 2003	(164)	(3,926)	(29,747)	(33,837)
Charge for the year	(247)	(1,008)	(7,511)	(8,766)
At 31 December 2004	(411)	(4,934)	(37,258)	(42,603)

	Capitalised software $'000s	Patents and trademarks $'000s	Goodwill $'000s	Total $'000s
Net book value				
At 31 December 2002	-	8,812	122,153	130,965
At 31 December 2003	-	7,992	115,140	123,132
At 31 December 2004	-	7,264	121,702	128,966

Patents are amortised using straight-line method over 15 years that ends during the period in which the legal rights expire.

5.13 Tangible fixed assets

Group	Land and buildings $'000	Leasehold improve-ments $'000	Plant and machinery $'000	Fixtures and fittings $'000	Construction in process $'000	Total $'000
Cost						
At 1 January 2002	8,267	161	8,299	4,008	1,379	22,114
Additions	61	927	1,529	2,508	-	5,025
Disposals	-	-	(40)	-	-	(40)
Transfer between items	-	-	-	865	(865)	-
At 31 December 2002	8,328	1,088	9,788	7,381	514	27,099
Additions	581	185	1,003	251	375	2,395
At 31 December 2003	8,909	1,273	10,791	7,632	889	29,494
Additions	1,699	58	1,250	603	721	4,331
Disposals	-	(39)	(14)	-	-	(53)
At 31 December 2004	10,608	1,292	12,027	8,235	1,610	33,772

Accumulated Depreciation	Land and buildings $'000	Leasehold improve-ments $'000	Plant and machinery $'000	Fixtures and fittings $'000	Construction in process $'000	Total $'000
At 1 January 2002	(773)	(94)	(3,581)	(2,226)	-	(6,674)
Charge for the period	(384)	(168)	(1,108)	(1,221)	-	(2,881)
Disposals	-	-	40	-	-	40
At 31 December 2002	(1,157)	(262)	(4,649)	(3,447)	-	(9,515)
Charge for the year	(369)	(239)	(1,413)	(1,247)	-	(3,268)
Exchange movement	-	-	34	74	-	108
At 31 December 2003	(1,526)	(501)	(6,028)	(4,620)	-	(12,675)
Charge for the year	(414)	(261)	(968)	(1,132)	-	(2,775)
Disposals	-	-	14	-	-	14
Exchange movement	-	-	207	-	-	207
At 31 December 2004	(1,940)	(762)	(6,775)	(5,752)	-	(15,229)

Net book value	Land and buildings $'000	Leasehold improve-ments $'000	Plant and machinery $'000	Fixtures and fittings $'000	Construction in process $'000	Total $'000
At 31 December 2002	7,171	826	5,139	3,934	514	17,584
At 31 December 2003	7,383	772	4,763	3,012	889	16,819
At 31 December 2004	8,668	530	5,252	2,483	1,610	18,543

5.14 Stock

	2002 $'000	2003 $'000	2004 $'000
Raw materials and consumables	17,320	12,603	12,903
Work in progress	3,860	3,014	3,580
Finished goods and goods for resale	14,505	13,949	13,171
Placed stock	6,990	6,857	6,371
Allowance for excess and obsolete inventories	(6,601)	(4,613)	(7,036)
	36,074	31,810	28,989

5.15 Debtors

	2002 $'000	2003 $'000	2004 $'000
Amounts falling due within one year			
Trade debtors	27,721	31,904	31,569
Prepayments	2,232	3,408	1,894
	29,953	35,312	33,463

5.16 Creditors: amounts falling due within one year

	2002 $'000	2003 $'000	2004 $'000
Trade payables	12,567	11,829	12,552
Bank loans and overdrafts	25,077	4,600	4,950
Obligations under finance lease	18	-	-
Rent deposit	395	1,156	1,592
Accruals and deferred income	15,800	20,093	19,292
	53,857	37,678	38,386

5.17 Creditors: amounts falling due after more than one year

	2002 $'000	2003 $'000	2004 $'000
Bank loans	51,983	69,881	64,326
Senior discount notes	51,513	59,520	67,443
Other	-	-	3,600
	103,496	129,401	135,369

Details of debt

Credit Facility

In December 2003, ACMI refinanced its existing credit facility with a new lending syndicate into a new senior secured credit facility. The new facility allows for borrowings up to $112 million, consisting of $80 million of term loans and $32 million of borrowings available under a revolving line of credit arrangement. The previous arrangement allowed for borrowings of up to $127.5 million, which included $102.5 million of term loans and $25 million under a revolving line of credit.

The term loan facility bears interest at a rate per annum equal to, at ACMI's option: (1) an adjusted London Interbank Offered Rate ("LIBOR") plus 4.00 per cent.; or (2) a rate equal to the greater of the administrative agent's prime rate and the Federal Funds effective rate plus ½ per cent. of 1 per cent. (the "Base Rate") plus 2.75 per cent., in each case subject to certain adjustments based on ACMI's leverage ratios, as defined in the agreement.

The new revolving line of credit is a five-year facility, and outstanding balances bear interest at a rate per annum equal to, at ACMI's option: (1) LIBOR plus 3.75 per cent.; or (2) the Base Rate plus 2.50 per cent., in each case, subject to certain adjustments based on ACMI's leverage ratio, as defined in the agreement. ACMI pays commitment fees of 0.50 per cent. on the unused portion of the revolver. Borrowings available under the revolving line of credit are limited to an amount of eligible accounts receivable and inventories. Borrowings outstanding under the line of credit amounted to $0 at 31 December 2004 and $150,000 at 31 December 2003. Borrowings available under the revolving line of credit amounted to $32.0 million and $31.8 million at 31 December 2004 and 31 December 2003, respectively.

Substantially all of ACMI's assets are pledged as collateral under ACMI's new credit facility and ACMI is required to meet certain operating and financial covenants, which among other things, restrict the payment of dividends.

Senior Discount Notes

ACMI issued $68.9 million of senior unsecured discount notes (the "Notes") in 1999 which mature 15 November 2010. The Notes were sold at a discount of $33.9 million discount from their face value, resulting in accreted interest on the accreted value at an annual rate of 14 per cent. until 15 November 2004.

Beginning 15 November 2004, interest will be payable semi-annually in cash at a semi-annual rate of 7 per cent. per year on the face value of the Notes unless cash interest cannot be paid without violating certain terms of ACMI's Credit Facility, in which case ACMI may issue additional Notes in payment of such interest.

In addition, the purchasers of the Notes received warrants to purchase 557,289 shares of ACMI's common stock through November 2004 with an exercise price equal to par value. The value ascribed to the warrants was $2.8 million on 12 November 1999 and was recorded as a discount to the carrying value of the debt. The debt discount is being accreted using the effective interest method over the term of the debt and recorded as a component of interest expense. The warrants do not include any "put" features to allow for the redemption of the shares with ACMI.

Future minimum principal payments on amounts outstanding under ACMI's financing arrangements, excluding borrowings under the revolving line of credit, are as follows (in thousands):

Year ending 31 December	*$000*
2005	4,950
2006	7,450
2007	8,950
2008	9,950
2009	21,375

5.18 Pension arrangements

The ACMI Group operates both defined benefit and defined contribution pension arrangements. Details of these schemes are as follows:

Defined benefit pension plan

The ACMI Group has a non-contributory defined benefit plan (the "Plan") covering hourly union employees at one of ACMI's manufacturing facilities. ACMI contributes such amounts as are necessary on an actuarial basis to provide the Plan with assets sufficient to meet the benefits to be paid to Plan participants and to meet the minimum funding requirements established by the Employee Retirement Income Security Act of 1974 ("ERISA").

The funds of the scheme are administered by trustees and are held independently from ACMI. The pension cost of the defined benefit scheme is assessed in accordance with the advice of independent professionally qualified actuaries. The scheme is subject to annual actuarial valuations. The assets and liabilities of the defined benefit schemes have been projected from the most recent actuarial valuations. These projections take account of the investment returns achieved by the schemes and the level of contributions.

The actuarial valuations have incorporated the requirements of FRS17 'Retirement Benefits' in assessing scheme liabilities at 31 December. Scheme assets for the purpose of FRS17 are stated at their market value at 31 December.

The amounts included in the financial statements are as follows:

Pension costs under FRS 17

Financial assumptions	*2002*	*2003*	*2004*
Rate of increase in salaries	N/A	N/A	N/A
Rate of increase in pensions	N/A	N/A	N/A
Discount rate	6.75%	6.25%	5.75%
Inflation rate	N/A	N/A	N/A

The defined benefit plan is known as a "flat dollar pension". Under this basis, benefits are stipulated by union contracts based on years of service. As the benefits are not determined with reference to future increases in salary, pensions or inflation none of these assumptions are built into the calculation

Plan's assets	*Expected return*	*2002 $'000*	*Expected return*	*2003 $'000*	*Expected return*	*2004 $'000*
Equities		-		-		1,042
Bonds		2,783		3,627		1,606
Cash and other assets		310		-		1,692
Total fair value of assets	6.75%	3,093	5.00%	3,627	5.00%	4,340
Present value of liabilities		(3,090)		(3,591)		(4,104)
Plan's surplus		3		36		236
Related deferred tax liability		(1)		(13)		(83)
Net pension asset		2		23		153

	2002 $'000	2003 $'000	2004 $'000
Analysis of the amount charged to operating profit			
Current service cost	106	108	123
Increase in benefits	180	–	–
Total operating charge	286	108	123
Analysis of the amount charged to other finance income			
Interest cost on pension liabilities	(189)	(206)	(223)
Expected return on pension assets	185	160	183
Net return	(4)	(46)	(40)
Analysis of the amount charged in the STRGL			
Actual less expected return on pension assets	(138)	(131)	(75)
Experience gain on the pension liabilities	14	39	37
Change in assumptions underlying the value of liabilities	(241)	(305)	(355)
Actuarial loss	(365)	(397)	(393)
Movement in the surplus during the year			
Surplus at start	15	3	36
Movement			
Current service cost	(106)	(108)	(123)
Contributions	643	584	756
Past service cost	(180)	–	–
Net return	(4)	(46)	(40)
Actuarial loss	(365)	(397)	(393)
Surplus at end	3	36	236
History of experience gains and losses			
Difference between the actual and expected return on pension assets:			
Amount	(138)	(131)	(75)
Percentage of pension assets	(4%)	(4%)	(2%)
Experience gain (losses) on pension liabilities:			
Amount	14	39	37
Percentage of pension liabilities	0%	1%	1%
Total amount recognised in the STRGL:			
Amount	(365)	(397)	(393)
Percentage of pension liabilities	(12%)	(11%)	(10%)

Defined contribution plan

The ACMI Group has a voluntary defined contribution plan. Substantially all employees of the ACMI Group who have attained the age of 21 are eligible to participate in such plan. ACMI matches contributions made to such plan in an amount equal to 50 per cent. for each dollar contributed up to 3 per cent. of an employee's salary.

ACMI also maintains a collective bargaining agreement with a union at its Stamford location. This multi-employer scheme is a defined benefit type arrangement, however as ACMI is unable to identify its share of the underlying assets and liabilities of this scheme it recognises only the contributions payable to the scheme.

The expense associated with ACMI's contributions to defined contribution plans was approximately $604,000 in 2004, $647,000 in 2003 and $777,000 in 2002.

5.19 Share capital

	2002 $'000	2003 $'000	2004 $'000
Authorised			
Equity: 35,000,000 shares of common stock of $0.01	350	350	350
Non Equity: 10,000 preference shares of $0.01	-	-	-
	350	350	350
Allotted, called up and fully paid			
Equity: 23,108,387 shares of common stock of $0.01 each in 2002, 23,043,390 shares of common stock of $0.01 each in 2003; 23,715,602 shares of common stock of $0.01 each in 2004	231	230	237
	231	230	237

Share capital with put feature

ACMI had 15,522 shares of shares of common stock outstanding at 31 December 2004, 2003 and 2002 with a feature that allows the shareholder, under certain conditions, to put the shares to ACMI at fair market value.

Equity to be issued

As part of the C2Cure Inc. acquisition (see note 5.27), ACMI agreed a series of time based and performance based future earn outs payable to the two founders of C2Cure Inc. This consists of both cash and share related payments. The maximum future obligation in terms of share based payments is 390,000 shares of common stock. Accordingly, on the basis of current expectations, these have been recorded as "equity to be issued" within capital and reserves.

Share incentive plan

ACMI maintains the Share Incentive Plan (the "Plan"), which allows for the granting of options to purchase 8,690,730 shares of common stock to officers, employees, consultants and non-employee directors of ACMI at exercise prices equal to the fair market value of ACMI's shares on the date of grant. Options generally vest over four years and terminate ten years from the date of grant. In the event of a change in control in which Fox Paine achieves a specified return on its investment in ACMI, all unvested options will become fully exercisable.

Information regarding the Plan is summarised below:

	Number of options	*Weight-average exercise* *$*
Outstanding at 31 December 2002	7,639,567	5.36
Granted	432,000	8.73
Cancelled	(1,245,642)	5.32
Outstanding at 31 December 2003	6,825,925	5.58
Granted	519,950	9.04
Exercised	(30)	10.00
Cancelled	(480,315)	3.44
Outstanding at 31 December 2004	6,865,530	5.75
Options Exercisable at 31 December 2002	5,778,353	5.04
Options Exercisable at 31 December 2003	5,794,743	5.14
Options Exercisable at 31 December 2004	5,980,076	5.24

There are options available for grant to purchase 1,825,200 shares of common stock under the Plan at 31 December 2004. The weighted average fair value of options granted was $2.11 per share in 2004 and $0.85 per share in 2003. The weighted-average contractual life of options outstanding at 31 December 2004, 2003, and 2002 was approximately 7.6 years, 7.2 years, and 8 years, respectively.

Details regarding share options outstanding are as follows:

Exercise price *$*	*Number of options outstanding*	*Weight-average contractual life (in years)*	*Number of options exercisable*
5.00	5,837,510	7.5	5,697,716
10.00	1,028,020	8.4	282,360
	6,865,530	7.6	5,980,076

ACMI has reserved 8,690,730 shares of common stock for issuance upon exercise of options.

5.20 Movement in shareholder's funds

	Share capital $'000	*Share premium $'000*	*Equity to be issued $'000*	*Profit and loss account $'000*	*Total $'000*
Balance at 1 January 2002	215	110,203	-	(47,526)	62,892
Settlement with former management shareholders	16	8,070	-	-	8,086
Net loss for the year	-	-	-	(13,152)	(13,152)
Other recognised gains and losses relating to the year	-	-	-	276	276
Balance at 31 December 2002	231	118,273	-	(60,402)	58,102
Issuance of shares of common stock and share options to an officer at below fair market value	-	50	-	-	50
Amortisation of deferred compensation	-	50	-	-	50
Repurchase and retirement of shares of common stock	(1)	(374)	-	-	(375)
Net loss for the year	-	-	-	(11,317)	(11,317)
Other recognised gains and losses relating to the year	-	-	-	297	297
Balance at 31 December 2003	230	117,999	-	(71,422)	46,807
Amortisation of deferred compensation	-	111	-	-	111
Common stock issued in connection with business acquisition	1	849	-	-	850
Exercise of warrants	6	(6)	-	-	-
Equity to be issued	-	-	3,900	-	3,900
Net loss for the year	-	-	-	(13,570)	(13,570)
Other recognised gains and losses relating to the year	-	-	-	(175)	(175)
	237	118,953	3,900	(85,167)	37,923

5.21 Financial Commitments

	2002 $'000	*2003 $'000*	*2004 $'000*
Annual commitment under non-cancellable leases which expire as follow			
Land and buildings			
- Within one year	40	14	82
- Within two to five years	2,290	2,992	2,091
	2,330	3,006	2,173
Others			
- Within one year	12	5	21
- Within two to five years	100	122	108
Total	112	127	129

5.22 Reconciliation of operating profit to operating cash flows

	As at 31 December		
	2002	2003	2004
	$'000	$'000	$'000
Operating Profit	7,918	9,429	5,572
Goodwill amortisation	7,115	7,239	7,511
Release of customer credits	-	-	(1,090)
Gain on sale of product line	-	(2,460)	-
Loss on extinguishment of debt	-	2,543	-
Write down of placed stock	1,349	1,273	1,923
Depreciation and amortisation	3,864	4,706	4,030
Stock-based compensation	100	27	114
Decrease/(increase) in stocks	(12,529)	2,540	1,185
Decrease/(increase) in debtors	(2,000)	(5,788)	869
(Decrease)/increase in creditors	(6,375)	1,702	(8,024)
Net cash inflow from operating activities	(558)	21,211	12,090

5.23 Analysis of changes in net debt

	At 1 January 2002	Cash flow	Non-cash accretion and other	At 31 December 2002
	$000	$000	$000	$000
Cash in hand and at bank	1,650	(773)	-	877
	1,650	(773)	-	877
Debt due within one year	(5,617)	(13,891)	(5,587)	(25,095)
Debt due after one year	(100,553)	-	(2,943)	(103,496)
	(106,170)	(13,891)	(8,530)	(128,591)
Net debt	(104,520)	(14,664)	(8,530)	(127,714)

	At 1 January 2003	Cash flow	Non-cash accretion & other	At 31 December 2002
	$000	$000	$000	$000
Cash in hand and at bank	877	5,576	-	6,453
	877	5,576	-	6,453
Debt due within one year	(25,095)	5,945	14,550	(4,600)
Debt due after one year	(103,496)	795	(26,700)	(129,401)
	(128,591)	6,740	(12,150)	(134,001)
Net debt	(127,714)	12,316	(12,150)	(127,548)

	At 1 January 2004 $000	Cash flow $000	Non-cash accretion and other $000	At 31 December 2002 $000
Cash in hand and at bank	6,453	(5,283)	-	1,170
	6,453	(5,283)	-	1,170
Debt due within one year	(4,600)	6,100	(6,450)	(4,950)
Debt due after one year	(129,401)	29	(2,397)	(131,769)
	(134,001)	6,129	(8,847)	(136,719)
Net debt	(127,548)	846	(8,847)	(135,549)

5.24 **Gross cash flow**

Returns on investment and servicing of finance

	As at December 31 2002 $'000	2003 $'000	2004 $'000
Interest received	-	-	-
Interest paid	(8,201)	(8,822)	(6,105)
Proceeds from sale of securities	-	-	4,893
Deferred finance costs	-	(4,229)	(29)
Net cash used on investment and servicing of finance	(8,201)	(13,051)	(1,241)

Taxation

	As at December 31 2002 $'000	2003 $'000	2004 $'000
Tax paid	-	(393)	(595)
	-	(393)	(595)

Acquisitions and disposal

	As at December 31 2002 $'000	2003 $'000	2004 $'000
Purchases of subsidiary undertakings	(3,285)	(234)	(4,220)
Cash acquired in purchase of subsidiary	-	-	790
Proceeds from sale of product line	-	2,935	-
	(3,285)	2,701	(3,430)

Capital expenditure and financial investment

	As at December 31		
	2002	2003	2004
	$'000	$'000	$'000
Purchase of tangible fixed assets	(5,025)	(2,395)	(4,331)
Purchase of intangible fixed assets	(112)	(665)	(527)
	(5,137)	(3,060)	(4,858)

Financing

	As at December 31		
	2002	2003	2004
	$'000	$'000	$'000
Early extinguishment of debt	-	(76,566)	-
Borrowing of long term debt	-	80,000	-
Repayment of debt	(5,609)	(5,595)	(5,950)
Revolving credit facility	19,500	(350)	(150)
Grants	-	661	(1,000)
Issue of share capital	-	50	-
Subscription receivable	2,004	-	-
Net cash outflow from financing	15,895	(1,800)	(7,100)

5.25 **Contingent liability**

In the course of conducting its business, the ACMI Group has various claims asserted against it. Management believes the outcome of these claims, if any, will not have a material adverse impact on ACMI's consolidated financial position or the results of operations.

Environmental matters

During December 2003, a third-party environmental consulting company, GaiaTech, sampled shallow water at the Norwalk, Ohio manufacturing site revealing elevated levels of chlorinated solvent compounds. GaiaTech's proposal to conduct follow-up investigation and remediation for the Norwalk manufacturing site is estimated to cost $334,000 to $462,000. As of 31 December 2004, ACMI has accrued liabilities for anticipated costs associated with the investigative and remediation efforts totalling $334,000.

During 2004, a third-party environmental consulting company, Charter Oak Environmental Service Inc., sampled both soil and water at the Stamford, Connecticut manufacturing site revealing elevated levels of tetrachloroethylene (PCE) at the facility loading docks. Charter Oak's proposal to conduct follow-up investigation and remediation for the Stamford manufacturing site is estimated to cost approximately $185,000. As of 31 December 2004, ACMI has accrued liabilities for anticipated costs associated with the investigative and remediation efforts totalling $185,000.

5.26 **Related party disclosures**

ACMI has an agreement for management services with Fox Paine and Company, LLC (an affiliate of ACMI's major shareholder) pursuant to which such affiliate is to provide certain financial and strategic consulting and advisory services to ACMI. In exchange for these services, Fox Paine and Company, LLC received a fee of $300,000 in 2004 and 2003. The fee is equal to 1 per cent. of the annual adjusted consolidated Earnings before Interest, Taxes, Depreciation, and Amortisation (EBITDA) of ACMI as determined under generally accepted accounting principles followed in the United States for the prior fiscal year.

Additionally, in the general course of business, Fox Paine incurs expenses on ACMI's behalf, which are reimbursed to Fox Paine. In 2004 these reimbursable expenses totalled $300,000 of which $200,000 were paid and $100,000 are still outstanding and accrued at 31 December 2004.

In addition, Fox Paine also performs other services for ACMI on an as needed basis. ACMI believes the costs associated with services performed are charged at fair value. These services have been:

In connection with the sale of securities, Fox Paine performed services in 2004 for which ACMI owes $2.0 million as of 31 December 2004. This amount is accrued and is reflected in the liability section of the balance sheet.

In association with ACMI's 2004 business acquisition, Fox Paine performed services for which the Company owes $1.0 million. This amount has been included in the purchase price and is currently accrued and reflected in the liability section of the balance sheet.

In connection with ACMI's refinancing in 2003, Fox Paine performed services for which ACMI paid approximately $6.0 million.

5.27 Business combinations

In August 2004 ACMI acquired all outstanding shares of C2Cure, Inc., a technology based company, registered in the state of Delaware, with its wholly owned subsidiary in Nesher, Israel, Cbyond Ltd. C2Cure is a technology company engaged in the development of miniature viewing systems for the minimally invasive surgical device market. Of the $14.3 million purchase price, $4.3 million was paid in cash, $3.6 million in debt issues, $1.7 million accrued, 85,000 shares were issued at a market value of $0.85 million and 390,000 ordinary shares are to be issued at a market value of $3.9 million. The transaction was accounted for using the purchase method.

The assets acquired and liabilities assumed in connection with the acquisition were recorded on ACMI's consolidated balance sheet based upon their estimated fair values at the date of the acquisition. The results of operations of the acquired business have been included in ACMI's consolidated statement of operations since the date of acquisition.

The purchase price was allocated to the fair market value of the assets acquired. The following table summarises the transaction:

	Book value at acquisition $'000	*Provisional fair value adjustments* Revaluation $'000	Consistency of accounting policy $'000	Fair value of assets acquired $'000
Tangible fixed assets	135	-	-	135
Cash	790	-	-	790
Stocks	555	-	-	555
Debtors	10	-	-	10
Creditors	(1,155)	-	-	(1,155)
	335	-	-	335
Goodwill				13,937
Consideration				14,272
Satisfied by:				
Cash consideration				4,220
Accrual of deferred payments to founders and acquisition costs				1,702
Equity issued				850
Equity to be issued				3,900
Debt issued				3,600
Consideration				14,272
The net outflow in the period in respect of acquisitions comprised:				
Cash consideration				4,220
Net cash at bank acquired				(790)
Net cash outflow in respect of acquisitions				3,430

The acquisition was structured with inclusion of both time based and performance based future payouts consisting of cash and company stock with potential earning periods between 2004 and 2009. The maximum amount of future obligations consists of $3.9 million payable in cash as well as the issuance of 390,000 shares of the company's stock. On the basis of current expectations, ACMI has recorded this contingent consideration at the maximum amount payable. This will continue to be monitored and goodwill adjusted accordingly over future years as expectations change.

Argomed

In December, 2002 ACMI purchased the assets of Argomed, Inc., which developed the Thermoflex System, a water-induced thermotherapy (WIT) fo the treatment of Benign Prostatic Hyperplasia (BPH), a non-cancerous enlargement of the prostate gland. Included in the acquisition was an Israeli operation that is now dormant. The $3.2 million asset acquisition was funded entirely by cash.

The assets acquired and liabilities assumed in connection with the acquisition were recorded on ACMI's consolidated balance sheet based upon their estimated fair values at the date of the acquisition. The results of operations of the acquired business have been included in the ACMI's consolidated statement of operations since the date of acquisition.

The purchase price was allocated to the fair market value of the assets acquired. The following table summarises the transaction:

	Book value at acquisition $'000	*Provisional fair value adjustments* Revaluation $'000	Consistency of accounting policy $'000	Fair value of assets acquired $'000
Tangible fixed assets	240	–	–	240
Stocks	645	–	–	645
	885	–	–	885
Goodwill				2,400
Consideration				3,285
Satisfied by:				
Cash consideration				3,285
The net outflow in the period in respect of acquisitions comprised:				
Cash consideration				3,285
Net cash outflow in respect of acquisitions				3,285

Yours faithfully

KPMG Audit Plc

PART VII

PRO FORMA FINANCIAL INFORMATION

The unaudited pro forma financial information set out below has been prepared to illustrate the effect of the Acquisition on the net assets of the Company as if it had occurred at 31 December 2004. The pro forma financial information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation and therefore does not represent the actual financial position of the Enlarged Group.

The pro forma statement of net assets of the Enlarged Group set out below has been extracted without material adjustment from the published consolidated net assets of Gyrus and its subsidiary undertakings as at 31 December 2004 and the consolidated net assets of the ACMI Group as at 31 December 2004 extracted without material adjustment from the Accountants' Report set out in Part VI of this document, both prepared under UK Generally Accepted Accounting Principles and adjusted for the transactions set out in the notes below.

				Adjustments [3,8]	
	Note	*Gyrus Group 31 December 2004*[1] *£'000*	*ACMI Group 31 December 2004*[2] *£'000*	*Other £'000*	*Enlarged Group £'000*
Fixed assets					
Intangible assets	4	85,365	67,173	170,449	322,987
Tangible assets		10,396	9,658	-	20,054
		95,761	76,831	170,449	343,041
Current assets					
Stocks		13,434	15,099	-	28,533
Debtors-due within one year		16,314	17,429	-	33,743
Deferred tax assets		6,082	205	-	6,287
Debtors		22,396	17,634	-	40,030
Cash at bank and in hand	5	7,263	609	(609)	7,263
		43,093	33,342	(609)	75,826
Creditors: Amounts falling due within one year	6	(21,002)	(19,993)	5,314	(35,681)
Net current assets		22,091	13,349	4,705	40,145
Total assets		117,852	90,180	175,154	383,186
Creditors: Amounts falling due after more than one year	6,7	(134)	(70,508)	(59,707)	(130,349)
Pro forma combined net assets, excluding pension assets		117,718	19,672	115,447	252,837
Pension assets		-	80	-	80
Pro forma combined net assets, including pension assets		117,718	19,752	115,447	252,917

Notes:

1. Figures for Gyrus Group have been extracted without material adjustment from the comparative table set out in Part V of this document.

2. Figures for ACMI Group have been extracted without material adjustment from the accountants' Report set out in Part VI of this document, translated at the 31 December 2004 spot rate of £1=US$1.9199.

3. The total cash consideration for the Acquisition (including costs) is estimated to be £269.2 million (equivalent to $517.0 million). For the purposes of this statement, this consideration is assumed to have been satisfied by the drawdown of £130.2 million (equivalent to $250 million) under the Facility Agreement and £139.0 million (equivalent to $267.0 million) from the proceeds of the Placing.

4. Goodwill has been calculated as follows:

	£'000
Consideration paid	258,870
Transaction costs	6,544
	265,414
Net assets per Accountants Report	19,752
Assets excluded (cash)	(609)
Liabilities excluded (vendor related costs due within one year)	2,736
Liabilities excluded (external debt due within one year)	2,578
Liabilities excluded (external debt due after one year)	70,508
Adjusted net assets acquired	94,965
Goodwill	170,449

The adjustments above have been made to reflect the net assets of the ACMI Group on a cash free and debt free basis.

The transaction costs associated with the Vendor Placing will be taken to the share premium account resulting from the Vendor Placing. These are estimated to be £3.8 million (equivalent $7.4 million).

5. Assets excluded as above (see note 4).

6. Liabilities excluded as above (see note 4). Included within "Creditors: amounts falling due within one year" and "Creditors: amounts falling due after more than one year" are pro forma net borrowings of £139.3 million (equivalent to $267.4 million).

7. Debt of £130.2 million assumed to have been drawn down under the Facility Agreement, of which £130.2m is repayable in more than one year. £70.5 million of this amount will be used to repay existing debt within the ACMI Group.

8. No account has been taken of fair value adjustments in the calculation of goodwill, no allowance has been made for any transactions that have occurred in the ACMI Group since 31 December 2004 and no account has been taken of the impact of International Accounting Standards.



KPMG Audit Plc
Arlington Business Park
Theale
Reading RG7 4SD
United Kingdom

The Directors
Gyrus Group PLC
410 Wharfedale Road
Winnersh Triangle
Wokingham
Berkshire
RG41 5RA

20 July 2005

Dear Sirs

Gyrus Group PLC

We report on the pro forma net asset statement (the "pro forma financial information") set out in Part VII of the prospectus dated 20 July 2005, which has been prepared on the basis described in notes 1-8, for illustrative purposes only, to provide information about how the Acquisition might have affected the financial information presented on the basis of the accounting policies adopted by Gyrus Group PLC in preparing the financial statements for the period ending 31 December 2004. This report is required by paragraph 20.2 of Annex I of the Prospectus Directive Regulation and is given for the purpose of complying with that paragraph and for no other purpose.

Responsibilities

It is the responsibility solely of the Directors of Gyrus Group PLC to prepare the pro forma financial information in accordance with paragraph 20.2 of of Annex I of the Prospectus Rules.

It is our responsibility to form an opinion, as required by paragraph 7 of Annex II of the Prospectus Rules, as to the proper compilation of the pro forma financial information and to report our opinion to you.

In providing this opinion we are not updating or refreshing any report or opinions previously made by us on any financial information used in the compilation of the pro forma financial information, nor do we accept responsibility for such reports or opinions beyond that owed to those to whom those reports or opinions were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Circular Reporting issued by the Auditing Practices Board of the United Kingdom. The work that we performed for the purpose of making this report, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the directors of Gyrus Group PLC.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the pro forma financial information has been properly compiled on the basis stated.

KMPG Audit Plc, a company incorporated under the UK Companies Acts, is a member of KMPG International, a Swiss corporation

Registered in England No. 3110745
Registered office
8 Salisbury Square, London EC4Y 8BB

Opinion

In our opinion:

- the pro forma net assets statement has been properly compiled on the basis stated; and
- such basis is consistent with the accounting policies of Gyrus Group PLC.

For the purposes of Prospectus Rule 5.5.3 R (2) (f), we are responsible for this report as part of the prospectus and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the prospectus in compliance with paragraph 1.2 of Annex I of the Prospectus Directive Regulation.

Yours faithfully

KPMG Audit Plc

PART VIII

ADDITIONAL INFORMATION

1. Incorporation and registered office

1.1 The Company was incorporated under the name Youthdecree Limited on 6 August 1996 under the Companies Act 1985 as a private limited company limited by shares and registered in England and Wales with number 3234242. On 1 September 1997, it changed its name to Gyrus Group Limited. On 20 October 1997, Gyrus Group Limited was re-registered as a public limited company under section 43 of the Act and changed its name to Gyrus Group PLC.

1.2 The registered office of the Company is at Fortran Road, St. Mellons, Cardiff CF3 0LT.

2. Share capital

2.1 The authorised, issued and fully paid share capital of the Company as at the date of publication of this document is as follows:

Authorised			*Issued*	
Number	*Amount (£)*		*Number*	*Amount (£)*
167,681,500	1,676,815	Ordinary Shares of 1 pence each	83,823,492	838,234.92
2,646,370	1,323,185	Deferred Shares	2,646,370	1,323,185

2.2 The authorised, issued and fully paid share capital of the Company as it is expected to be immediately following Admission (assuming the issue of 61,560,025 Placing Shares and no exercise of options under the Share Incentive Schemes) is as follows:

Authorised			*Issued*	
Number	*Amount (£)*		*Number*	*Amount (£)*
193,844,700	1,938,447	Ordinary Shares of 1 pence each	145,383,517	1,453,835.17
2,646,370	1,323,185	Deferred Shares	2,646,370	1,323,185

Following the issue of the Placing Shares pursuant to the Vendor Placing, Shareholders not participating in the Vendor Placing will suffer an immediate dilution of 42.3 per cent. of their interest in the Company.

2.3 On 31 December 2002, the issued share capital of the Company was £830,926 divided into 83,092,698 Ordinary Shares of 1 pence each and 2,646,370 Deferred Shares, all of which were issued fully paid. Since that date the following changes have been made to the authorised and issued share capital of the Company:

(a) on 19 March 2003, the Company issued 136,579 Ordinary Shares to employees in connection with the Company's Share Matching Scheme. The mid-market price of Ordinary Shares on 19 March 2003 was 166 pence;

(b) on 7 April 2003, the Company issued 68,272 Ordinary Shares to employees in connection with the Company's US Employee Stock Purchase Plan at a price of 142 pence, being a 15 per cent. discount to the mid-market price of the Ordinary Shares on the preceding day of 167 pence;

(c) during 2003 employees exercised options over 8,500 ordinary shares in Gyrus Group PLC at an average pices of 181 pence;

(d) on 7 April 2004, the Company issued 53,616 Ordinary Shares to employees in connection with the Company's US Employee Stock Purchase Plan at a price of 142 pence, being a 15 per cent. discount to the mid-market price of the Ordinary Shares on the day preceding the offering date, being 167 pence;

(e) during 2004 employees exercised options over 200,992 ordinary shares in Gyrus Group PLC at an average price of 149 pence;

(f) on 1 December 2004, the Company issued 92,323 Ordinary Shares to employees in connection with the Company's UK Save As You Earn Scheme at a price of 161 pence, being a 20 per cent. discount to the mid market price of the Ordinary Shares on the day preceding the invitation date of 201 pence;

(g) on 7 April 2005, the Company issued 33,205 ordinary shares to employees in connection with the Company's US Employee Stock Option Purchase Plan at a price of 179.5 pence, being a 15 per cent. discount to the mid market price of the ordinary shares on the day preceding the offering date being 211.5 pence;

(h) during 2005 employees exercised options over 129,401 ordinary shares in Gyrus Group PLC at an average price of 199.8 pence.

2.4 By resolutions passed at the annual general meeting of the Company on 25 April 2005:

(a) for the purposes of section 80 of the Act, the Directors were generally and unconditionally authorised (in substitution for all previous authorities) to exercise all of the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate amount of £279,143, such authority to expire on the earlier of 24 July 2006 and the conclusion of the Company's next annual general meeting provided that the Directors be authorised to allot relevant securities pursuant to this authority after this date in order to satisfy obligations to do so incurred prior to this date;

(b) the Directors were empowered, pursuant to section 95 of the Act and in place of all existing authorities which were thereby revoked, to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by resolution referred to in paragraph (a) above as if section 89(1) of the Act did not apply to such allotment, being limited to:

(i) the allotment of equity securities in connection with an offer or issue to holders of Ordinary Shares where the equity securities respectively attributable to the issues to all such holders are proportionate (as nearly as may be practicable) to the respective numbers of the Ordinary Shares held by them but not including, in connection with such an issue, the making of such arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or problems under the laws of any territory or the requirements of any regulatory body or any stock exchange; and the laws of any territory or the requirements of any regulatory body or any stock exchange; and

(ii) the allotment of equity securities in connection with the exercise of share options under the Share Incentive Schemes; and

(iii) the allotment (other than pursuant to the powers referred to in sub paragraphs (i) and (ii) above) of equity securities up to an aggregate amount of £41,871.

This power will expire on the earlier of 24 July 2006 and the conclusion of the Company's next annual general meeting save that the Directors may allot equity securities pursuant to this power after this date in order to satisfy obligations to do so incurred prior to this date.

2.5 By resolutions passed at the EGM:

(a) the authorized share capital of the Company was increased from £3,000,000 to £3,261,632; and

(b) for the purposes of section 80 of the Act, the Directors were generally and unconditionally empowered (in addition to all existing authorised for the purposes of section 80 of the Act) to allot the Placing Shares and other relevant securities (within the meaning of section 80(2) of the Act) up to a maximum nominal amount of £205,468, such authority to expire on the earlier of 24 July 2006 and the conclusion of the Company's next annual general meeting.

2.6 The Company is subject to the continuing obligations of the UK Listing Authority with regard to the issue of securities for cash and the statutory rights of pre-emption in section 89 of the Act. Section 89 of the Act confers on shareholders certain rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash other than by way of allotment to employees under an employee's share scheme as defined in section 743 of the Act. The statutory rights of pre-emption apply to the balance of the authorised, but unissued share capital of the Company which is not the subject of the disapplication referred to in paragraph 3.4(b) above or reserved for issue in connection with Share Incentive Schemes (and other arrangements) referred to in paragraph 8 below.

2.7 As at 19 July 2005 (being the latest practicable date prior to the publication of this document) the following options to subscribe Ordinary Shares were outstanding under the Share Incentive Schemes:

Number of Ordinary Shares under Option	Exercise price (pence)	Exercise period
The Gyrus 1997 Approved Share Option Plan		
32,900	159.5	15/07/2001 to 15/07/2008
6,850	191.0	15/03/2002 to 15/03/2009
20,571	178.5	01/10/2002 to 01/10/2009
7,740	405.0	28/03/2003 to 28/03/2010
34,523	330.0	16/10/2003 to 16/10/2010
37,370	311.5	23/03/2004 to 23/03/2011
73,958	202.5	02/10/2004 to 02/10/2011
11,915	284.5	08/04/2005 to 08/04/2012
137,348	155.0	16/10/2005 to 16/10/2012
20,850	169.5	26/03/2006 to 26/03/2013
60,173	197.5	16/10/2006 to 16/10/2013
13,961	213.5	07/05/2007 to 07/05/2014
26,333	240.0	25/10/2007 to 25/10/2014
The Gyrus 1997 Unapproved Share Option Plan		
12,129	178.5	01/10/2002 to 01/10/2006
170,084	330.0	16/10/2003 to 16/10/2007
740	311.5	23/03/2004 to 23/03/2008
148,055	264.5	29/06/2004 to 29/06/2008
100,372	202.5	02/10/2004 to 02/10/2008
151,316	285.0	25/03/2005 to 25/03/2012
146,097	155.0	16/10/2005 to 16/10/2012
16,018	169.5	26/03/2006 to 26/03/2013
586,163	197.5	16/10/2006 to 16/10/2013
67,880	213.5	07/05/2007 to 07/05/2014
280,675	240.0	25/10/2007 to 25/10/2014

Number of Ordinary Shares under Option	Exercise price (pence)	Exercise period
The Gyrus Group PLC Stock Option Plan		
17,890	264.5	29/06/2004 to 29/06/2011
238,009	202.5	03/10/2004 to 03/10/2011
330,000	202.5	31/12/2001-31/12/2003 to 03/10/2011
47,081	200.0	30/10/2004 to 30/10/2011
100,000	330.0	31/10/2001-17/04/2003 to 15/10/2010
27,612	285.0	08/04/2005 to 08/04/2012
393,297	155.0	16/10/2005 to 16/10/2012
173,510	169.5	26/03/2006 to 26/03/2013
186,015	197.5	16/10/2006 to 16/10/2013
208.447	213.5	07/05/2007 to 07/05/2014
447,563	240.0	25/10/2007 to 25/10/2014
The Gyrus Group Qualifying Non-Employee Share Option Plan		
58,800	285.0	08/04/2005 to 08/04/2012
25,500	155.0	16/10/2005 to 16/10/2012
22,000	169.5	26/03/2006 to 26/03/2013
UK Save As You Earn Scheme		
1,888	161.0	01/12/2004 to 31/05/2005
30,835	161.0	01/12/2006 to 31/05/2007
70,590	149.0	01/12/2005 to 31/05/2006
33,068	149.0	01/12/2007 to 31/05/2008
15,118	172.0	01/12/2006 to 31/05/2007
7,740	172.0	01/12/2008 to 31/05/2009
101,564	173.0	01/12/2007 to 31/05/2008
25,407	173.0	01/12/2009 to 31/05/2010

The Gyrus 2005 Long-Term Incentive Plan

Conditional Awards	Exercise price (pence)	Market price (pence)	Normal Vesting date subject to satisfying performance conditions
246,581	n/a	262.5	01/06/2008

US Employee Stock Purchase Plan

On 8 April 2005 Gyrus Group PLC issued 33,205 ordinary shares to employees in connection with the US Employee Stock Purchase Plan at a price of 179.8p, being a 15 per cent. discount on the mid market price of the day preceding the offering date.

2.8 Save as disclosed above in paragraph 2.7 above:

(a) no share or loan capital of the Company or any of its subsidiaries has within three years before the date of this document (other than intra-group issues by wholly owned subsidiaries or pursuant to the Vendor Placing) been issued or been agreed to be issued fully or partly paid, either for cash or for a consideration other than cash and no such issue is now proposed;

(b) no commissions, discounts, brokerages or other special terms have been granted by the Company or any of its subsidiaries within the three years immediately preceding the date of this document in connection with the issue or sale of any share or loan capital of any such company; and

(c) no share or loan capital of the Company or any of its subsidiaries is under option or agreed, conditionally or unconditionally, to be put under option.

2.9 The Ordinary Shares are, and the Placing Shares will be, in registered form and, subject to the provisions of the CREST Regulations, the Directors may permit the holding of shares in any class of shares in uncertificated form and title to such shares may be transferred by means of a relevant system (as defined in the CREST Regulations). Where shares are held in certificated form, share certificates will be sent to the registered members by first class post.

2.10 The Placing Shares will be issued at the Placing Price, representing a premium of 249 pence per share to the nominal value of 1 pence of each Ordinary Share. The Placing Shares are issued in consideration of the acquisition by the Company of the shares in ACMI held by the Sellers.

2.11 Other than pursuant to the Vendor Placing, none of the Placing Shares will be marketed or made available to purchase in whole or in part by the public in the United Kingdom or elsewhere in connection with the application for listing or trading of those securities.

2.12 The Ordinary Shares have been admitted to the Official List and are traded on the London Stock Exchange and, in the case of the Placing Shares, an application for admission to the Official List and to trading on the London Stock Exchange's market for listed securities will be made. The Placing Shares will not be listed on any other stock exchanges. Both Numis and Panmure Gordon act as market makers in respect of the Ordinary Shares.

2.13 The International Security Identification Number (ISIN) of the Ordinary Shares is GB0001701522. Ordinary Shares are held in registered form.

2.14 Rule 9 of the City Code on Takeovers and Mergers (the "Code") which applies to the Company nomally requires that any person who acquires shares which, taken together with shares already held by him or shares held or acquired by persons acting in concert with him, carry 30 per cent. or more of the voting rights of the company (for the purposes of the Code), is normally obliged to make a general offer to all shareholders for the shares not owned by him at the highest price paid by him, or by any person acting in concert with him, within the preceding twelve months.

3. Summary of the memorandum and articles of association

3.1 Memorandum of association

The memorandum of association of the Company provides that its principal object is to carry on the business of a general commercial company. The objects of the Company are set out in full in clause 4 of its memorandum of association which is available for inspection as described in paragraph 18 below.

3.2 Articles of association

The articles of association of the Company include provisions, *inter alia*, to the following effect:

(a) *Rights attaching to Ordinary Shares*

(i) Voting rights of members – subject to disenfranchisement in the event of (A) non-payment of any call or other sum due and payable in respect of any share or (B) any non-compliance with any statutory notice requiring disclosure of the beneficial ownership of any shares and subject to any special rights or restrictions as to voting for the time being attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a representative not being himself a member, has one vote and on a poll every member present in person or by proxy has one vote for every share of which he is a holder. In the case of joint holders, the vote of the person whose name stands first in the register of members and who tenders a vote is accepted to the exclusion of any votes tendered by any other joint holders.

(ii) Dividends – subject to the rights attached to any shares issued on any special terms and conditions, dividends shall be declared and paid according to the

amounts paid up on the shares in respect of which the dividend is paid, but no amount paid up on a share in advance of calls should be treated for these purposes as paid up on the share, and shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. Any dividend unclaimed for a period of 12 years after it becomes due for payment shall be forfeited and shall revert to the Company.

(iii) Return of capital – the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by statute, (A) divide among the members *in specie* the whole or any part of the assets of the Company and may, for such purpose, set such value as he deems fair upon any property to be divided and may determine how such division shall be carried out; or (B) vest the whole or any part of the assets in trustees on such trusts for the benefit of contributories as the liquidator shall think fit, but no member shall be compelled to accept any assets upon which there is any liability.

(b) *Transfer of shares*

A member may transfer all or any of his shares in any manner which is permitted by any applicable statutory provision and is approved by the board. The Company shall maintain a record of uncertificated shares in accordance with the relevant statutory provisions.

A member may transfer all or any of his certificated shares by an instrument of transfer in any usual form, or in such other form as the Board may approve. The instrument of transfer shall be signed by or on behalf of the transferor and, except in the case of a fully paid share, by or on behalf of the transferee. The Directors may, in their absolute discretion and without giving any reason for it, refuse to register any transfer of any certificated share which is not fully paid up (but not so as to prevent dealings in listed shares from taking place on an open and proper basis) or any certificated share on which the Company has a lien. The Board may also refuse to register any instrument of transfer of a certificated share unless it is lodged at the registered office, or such other place as the Board may decide, for registration, accompanied by the share certificate for the shares to be transferred (except where the shares are registered in the name of a market nominee and no certificate has been issued for them) and such other evidence as the Board may reasonably require to prove title of the intending transferor. If the Board refuses to register a transfer of a certificated share it shall, within two months after the date on which the instrument of transfer was lodged, send to the transferee notice of the refusal. The Board may refuse to register any transfer unless it is only in respect of one class of shares and in favour of no more than four transferees.

Any shares in the Company may be held in uncertificated form and title to shares may be transferred by means of a relevant system (in each case as defined in the CREST Regulations) such as CREST.

(c) *Changes in capital*

The Company may by ordinary resolution:

(i) increase its share capital;

(ii) consolidate and divide all or any of its share capital into shares of a larger amount;

(iii) sub-divide all or part of its share capital into shares of a smaller amount; and

(iv) cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and diminish the amount of its authorised share capital by the amount of the shares so cancelled.

The Company may, subject to the Act and any other act relating to companies (the "Statutes"), by special resolution reduce its share capital and any capital redemption reserve or share premium account.

(d) *Variation of rights*

Whenever the share capital of the Company is divided into different classes of shares, all or any of the rights for the time being attached to any class of shares may, subject to the Statutes, be varied, either with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. At any separate general meeting, the necessary quorum is two persons holding or representing by proxy at least one-third in nominal amount of the issued shares of the class in question (but at any adjourned meeting, any person holding shares of the class or his proxy is a quorum).

(e) *Directors*

(i) The Directors (other than alternate directors) shall not, unless otherwise determined by an ordinary resolution of the Company, be less than two nor more than 12 in number.

(ii) A Director need not be a member of the Company.

(iii) Section 293 of the Act (which regulates the appointment and continuation of office of directors who have attained the age of 70) shall not apply to the Company.

(iv) At each annual general meeting one-third of the Directors shall retire from office. The Directors to retire will be those who have been longest in office, or in the case of those who were appointed or re-appointed on the same day, will be (unless they otherwise agree) determined by lot.

(v) The Directors shall be paid out of the funds of the Company by way of remuneration for their services as directors such fees not exceeding in aggregate £300,000 per annum as the Directors may from time to time determine or such larger sum as the Company may, by ordinary resolution, determine. Such fee shall be divided among them in such proportion and manner as they may agree, or failing agreement, equally.

(vi) The Board may grant special remuneration to any director who performs any special or extra services to or at the request of the Company. Special remuneration may be payable to a Director in addition to his ordinary remuneration (if any) as a Director.

(vii) The Directors may also be paid all reasonable expenses properly incurred by them in and about the discharge of their duties, including their expenses of travelling to and from the meetings of the Board, committee meetings and general meetings.

(viii) The Board may exercise all the powers of the Company to pay, provide or procure the grant of pensions or other retirement or superannuation benefits and death, disability or other benefits, allowances or gratuities to any person who is or has been at any time a director of the Company or in the employment or service of the Company or of any company which is or was a subsidiary of or associated with the Company or of the predecessors in

business of the Company or any subsidiary or associated company or the relatives or dependants of any such person. For that purpose the Board may procure the establishment and maintenance of, or participate in, or contribute to any non-contributory or contributory pension or superannuation fund, scheme or arrangement or pay any insurance premiums.

(ix) Subject to any applicable statutory provisions, a Director shall not be disqualified by his office from entering into any contract with the Company, either with regard to his tenure of any office or position in the management, administration or conduct of the business of the Company, or as vendor, purchaser or otherwise. A Director may hold and be remunerated in respect of any other office or place of profit with the Company (other than the office of auditor of the Company) in conjunction with his office as Director and he (or his firm) may also act in a professional capacity for the Company (except as auditor) and may be remunerated for it.

(x) A Director who to his knowledge is in any way, whether directly or indirectly, interested in a contract with the Company shall declare the nature of his interest at a meeting of the directors.

(xi) A Director shall not vote or be counted in the quorum at a meeting in respect of any resolution concerning his own appointment (including fixing and varying its terms), or the termination of his own appointment, as the holder of any office or place of profit with the Company or any other company in which the Company is interested but, where proposals are under consideration concerning the appointment (including fixing or varying its terms), or the termination of the appointment, of two or more directors to offices or places of profit with the Company or any company in which the Company is interested, those proposals may be divided and considered in relation to each Director separately; and in such case each of the Directors concerned (if not otherwise debarred from voting under the articles of association) shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment or the termination of his own appointment.

(xii) A Director shall not vote (or be counted in the quorum at a meeting) in respect of any contract in which he has an interest which (together with any interest of a connected person) is to his knowledge a material interest. Notwithstanding the above, a Director shall be entitled to vote (and be counted in the quorum) on: (A) any contract in which he is interested by virtue of an interest in shares, debentures or other securities of the Company or otherwise in or through the Company; (B) the giving of any guarantee, security or indemnity in respect of money lent or obligations incurred by him or by any other person at the request of, or for the benefit of, the Company or any of its subsidiary undertakings; or a debt or obligation of the Company or any of its subsidiary undertakings for which he himself has assumed responsibility under a guarantee or indemnity or by the giving of security; (C) any issue or offer of shares, debentures or other securities of the Company or any of its subsidiary undertakings in respect of which he is or may be entitled to participate in his capacity as holder of any such securities or as an underwriter or sub-underwriter; (D) any contract concerning another company in which he and any connected person do not to his knowledge hold an interest in shares (within the meaning of sections 198 to 211 of the Act) representing one per cent. or more of the issued shares of any class of such company or of the voting rights of that company; (E) any arrangement for the benefit of employees of the Company or any of its subsidiary undertakings which does not accord to him

any privilege or benefit not generally accorded to the employees to whom the arrangement relates; and (F) the purchase or maintenance of insurance for the benefit of directors or for the benefit of persons including directors.

(xiii) Subject to the provisions of the Statutes, the Directors, or any committee authorised by the Directors, may, from time to time appoint one or more of their body to the office of managing director or to hold such executive office as they may decide for such period and on such terms as they think fit, and may revoke such appointment. The salary or remuneration of any such executive Director shall, subject as provided in any contract, be such as the Directors may from time to time determine, and may either be a fixed sum of money, or may altogether or in part be governed by the business done or profits made, and may include the making of provisions for the payment to him, his widow, or other dependants, of a pension on retirement from the office or employment to which he is appointed and for the participation in pension and life assurance and other benefits.

(f) *Borrowing powers*

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or any part of its undertaking, property and assets (both present and future) and uncalled capital and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligations of the Company or of any third party. The Board shall restrict the borrowings of the Company and exercise all voting and other rights or powers of control exercisable by the Company in relation to its subsidiary undertakings (if any) so as to secure (as regards subsidiary undertakings only so far as by such exercise it can secure) that the aggregate principal amount outstanding at any time in respect of all borrowings by the Group to persons outside the Group will not, without the previous sanction of an ordinary resolution of the Company in general meeting, exceed an amount equal to three times the aggregate of the amount paid up on the issued share capital of the Company and the total adjusted capital and revenue reserves of the Group.

(g) *Rights attaching to the Deferred Shares*

(i) Income and Capital The holders of the Deferred Shares shall not be entitled to any participation in the profits or the assets of the Company.

(ii) Voting

The Deferred Shares shall not entitle the holders thereof to receive notice of or to attend or vote at any general meeting of the Company by virtue or in respect of their holding of such Deferred Shares.

(iii) Repurchase

The Company shall have irrevocable authority at any time after the adoption of the Articles to appoint any person to execute on behalf of the holders of the Deferred Shares a transfer (and/or an agreement to transfer the same) (in each case in such form as the Directors may approve) to such person as the Company may determine as custodian thereof and/or to purchase the same (in accordance with the provisions of the Act) in any case for not more than 1 pence for all of the Deferred Shares without obtaining the sanction of the holder or holders thereof and pending such transfer and/or purchase to retain any certificates for the Deferred Shares.

(h) *General Meetings*

(i) All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

(ii) The Board may call general meetings whenever and at such times and places as it shall determine.

(iii) An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least 21 days' clear notice. All other extraordinary general meetings shall be called by at least 14 clear days' notice.

(iv) The notice shall specify the time and the place of the meeting and, in the case of special business, the nature of that business. All business that is transacted at an extraordinary general meeting shall be deemed special. All business transacted at an annual general meeting shall be deemed special except:

(a) the declaration of dividends;

(b) the consideration of the annual accounts and the reports of the Directors and auditors on these accounts;

(c) the appointment of Directors; or

(d) the appointment of and the fixing of the remuneration of the auditors.

(v) Any resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded by:

(a) the chairman of the meeting; or

(b) by at least three members present in person or by proxy and entitled to vote; or

(c) by any member or members present in person or by proxy and entitled to vote representing not less than one-tenth of the total voting rights of all members having the right to vote at the meeting; or

(d) by any member or members present in person or by proxy holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

(i) *Disclosure of Beneficial Ownership*

If any member has been served with a notice under section of 212 of the Act, and is in default for a period of 14 days in supplying the Company with the information required by such notice the Company may by notice (a "restriction notice") to such member direct that, in respect of the shares in relation to which default has occurred ("restricted shares"), the member shall not be entitled to be present or to vote on any question, either in person or by proxy, at any general meeting of the Company.

Where such shares represent less than 0.25 per cent. in nominal value of the issued share capital of the same class of shares to which the restriction notice relates, then the restriction notice may also direct that:

(a) any dividend payable shall be withheld by the Company;

(b) any offer of the right to receive shares in the Company instead of cash in respect of any dividend shall not be effective; and/or

(c) no transfer of shares held by such member shall be recognised or registered by the Directors unless the member is not himself in default as regards supplying the information and the transfer is part only of the member's holding and, when presented for registration, is accompanied by a certificate by the member in a form satisfactory to the Directors to the effect that the member is satisfied

that, after due and careful enquiry, the shares the subject of the transfer are not restricted shares.

Any such restriction shall have effect until seven days after the Directors are satisfied that the default in respect of which the restriction notice was issued no longer continues.

4. Directors

4.1 The Directors and their functions are set out on page 5 of this document.

4.2 The business address of each of the Directors is 410 Wharfedale Road, Winnersh Triangle, Wokingham, Berkshire RG41 5RA.

4.3 In addition to their directorships of Gyrus Group companies, the Directors hold, or have held within the past five years, the following directorships and are, or were within the past five years, members of the following partnerships in the past five years:

Name	*Company/Partnership*	*Position still held (Y/N)*
Brian Steer	Gyrus Investments Limited	Y
	Gyrus Trustees Limited	Y
	Gyrus Holdings	Y
	G2 Design Limited	Y
	Stanmore Implants Worldwide Limited	N
	Cross Infection Control Systems (CICS) Limited	N
	Steer Ventures Limited	N
	Steer Associates (UK) Limited	N
	Gyrus Medical Limited	Y
	C.I.C.S Holdings Limited	Y
Michael Garner	C&J Clark Limited	N
	Enterprise Inns plc	N
	English National Ballet Limited	N
	English National Ballet Enterprises Limited	N
	The Purcell School	Y
Roy Davis	Arthur D. Little Limited	N
	Auralight Group S.E.	Y
	Contactica (UK) Limited	N
	c-quential Limited	N
	Osmetech plc	N
	Broadreach Networks Limited	N
	NTERA Limited	N
	NTERA (UK) Limited	N
	Gyrus Medical Limited	Y
Simon Shaw	Synairgen plc	Y
	Gyrus Holdings Limited	Y
	G2 Design Limited	Y
	Gyrus International Limited	Y
	Gyrus Trustees Limited	Y
	Gyrus Investments Limited	Y
	Gyrus Medical Limited	Y
	Profile Therapeutics plc	N

Name	*Company/Partnership*	*Position still held (Y/N)*
Simon Shaw *continued*	Profile Drug Delivery Limited	N
	Profile Respiratory Systems Limited	N
	Profile Pharma Limited	N
Prof. Charles Cummings	–	–
Dr Mark Goble	Kimofield Limited	Y
	Rhytec Limited	Y
	Gyrus Medical Limited	N
	G2 Design Limited	N
	Gyrus Trustees Limited	N
	Gyrus Investments Limited	N
	Gyrus Holdings Limited	N
Dr Charles Goodson-Wickes	Property Reversions III PLC	Y
	Medarc Limited	Y
	Wadham Lodge Sports Centre Limited	Y
	Friends of the London Playing Fields Society	Y
	Thomas Greg & Sons Limited	Y
Keith Krzywicki	736199 Limited	N
	Farmitalia Carlo Erba Limited	N
	J B Tillott Limited	N
	Monsanto CIF Trustees Limited	N
	Pharmacia Animal Health Limited	N
	Pharmacia Limited	N
	Pharmacia UK Limited	N
	Pharmacia & Upjohn (Cambridge) Limited	N
	Pharmacia & Upjohn Management Company Limited	N
	Pharmacia Laboratories Limited	N
	Tilt Meadow Residents Association Limited	Y

4.4 At the date of this document none of the Directors:

(a) had any convictions (whether spent or unspent) in relation to offences involving fraud or dishonesty; or

(b) been adjudged bankrupt or entered into an individual voluntary arrangement; or

(c) save as disclosed in paragraph 4.5 below, been a director of any company at the time of or within 12 months preceding any receivership, compulsory liquidation, creditors voluntary liquidation, administration, company voluntary arrangement or any composition or arrangement with that company's creditors generally or with any class of its creditors; or

(d) been a partner in a partnership at the time of or within 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership; or

(e) had his assets form the subject of any receivership or has been a partner of a partnership at the time of or within 12 months preceding any assets thereof being the subject of a receivership; or

(f) been the subject of any official public incrimination and/or sanctions by statutory or regulatory authorities (including any designated professional body); or

(g) been disqualified by a court from acting as a director of a company or from acting in the management or conducting the affairs of any company.

4.5 Roy Davis was managing director of c-quential Limited until February 2001. The company went into creditors' voluntary liquidation in February 2002. The final estimated shortfall to creditors as set out in the liquidators' statement of affairs dated 19 February 2002 was £53 million.

5. Directors' and other interests in the Company

5.1 The interests of the Director(s), their immediate families and any person connected with any Director within the meaning of section 346 of the Act in the share capital of the Company (all of which are beneficial unless otherwise stated), which:

(a) have or will have been notified to the Company pursuant to sections 324 or 328 of the Act;

(b) are required to be entered into the register referred to in section 325 of the Act; or

(c) are interests of a connected person (within the meaning of section 346 of the Act) which would, if the connected person were a Director, be required to be disclosed under (a) or (b) above and the existence of which is known to or could with reasonable diligence be ascertained by that Director, as at 15 June 2005 (the latest practicable date prior to the publication of this document), were and are anticipated following Admission to be as follows:

Director	*Number of Ordinary Shares before Admission*	*Percentage of Ordinary Shares before Admission*	*Number of Ordinary Shares after Admission*	*Percentage of Ordinary Shares after Admission*
Brian Steer	552,865	0.66	572,865	0.39
Michael Garner	12,010	0.01	20,010	0.01
Roy Davis	–	–	4,000	0.00
Simon Shaw	10,000	0.01	18,000	0.01
Professor Charles Cummings	2,500	0.00	2,500	0.00
Dr Mark Goble	1,190,000	1.42	1,190,000	0.82
Dr Charles Goodson-Wickes	6,586	0.01	10,000	0.01
Keith Krzywicki	–	–	8,000	0.01

5.2 The interests of the Directors together represent approximately 2.12 per cent. of the issued share capital of the Company as at 19 July 2005 (the latest practicable date prior to publication of this document) and are expected to represent approximately 1.26 per cent. of the issued share capital of the Company on Admission.

5.3 (a) The following options and conditional awards over Ordinary Shares have been granted to the Directors under the employee share schemes described in paragraph 8 and remain outstanding, such options being exercisable at the price and between the dates shown below:

Director	Number of Ordinary Shares under option	Grant date	Exercise price	Exercise period
Brian Steer	15,000	15/07/1998	159.5 pence	15/07/2001 - 15/07/2008
	6,078	16/10/2000	330 pence	16/10/2003 - 16/10/2010
	23,922	16/10/2000	330 pence	16/10/2003 - 16/10/2007
	148,055	29/06/2001	264.5 pence	29/06/2004 - 29/06/2008
	151,316	25/03/2002	285 pence	25/03/2005 - 25/03/2012
	34,354	16/10/2002	155 pence	16/10/2005 - 16/10/2012
	265,822	16/10/2003	197.5 pence	16/10/2006 - 16/10/2013
Michael Garner	–	–	–	–
Roy Davis	136,708	16/10/2003	197.5 pence	16/10/2006 - 16/10/2013
	78,975	25/10/2004	240.0 pence	24/10/2007 - 24/10/2014
	2,190	26/10/2004	173.0 pence	01/12/2009 - 31/05/2010
Simon Shaw	15,189	16/10/2003	197.5 pence	16/10/2006 - 16/10/2013
	106,329	16/10/2003	197.5 pence	16/10/2006 - 16/10/2013
	69,533	25/10/2004	240 pence	25/10/2007 - 25/10/2014
Save as you earn:	9,552	26/10/2004	173 pence	01/12/2009 - 31/05/2010
Professor Charles Cummings	–	–	–	–
Dr Mark Goble	–	–	–	–
Dr Charles Goodson-Wickes	–	–	–	–
Keith Krzywicki	–	–	–	–

(b) The following conditional awards over Ordinary Shares have been made to the Directors under the 2005 Long Term Incentive Plan:

Director	Number of Ordinary Shares	Grant date	Exercise price	Normal vesting date subject to satisfying performance conditions
Brian Steer	39,690	01/06/2005	Nil	01/06/2008
Roy Davis	29,160	01/06/2005	Nil	01/06/2008
Simon Shaw	25,643	01/06/2005	Nil	01/06/2008

5.4 Save as set out in this Part VIII, it is not expected that any Director will have any interest in the issued share capital of the Company on Admission and there is no person to whom any capital of any member of the Group is under option or agreed unconditionally to be put under option.

5.5 No Director has or has had any interest in any transactions which are or were unusual in their nature or conditions or are or were significant to the business of the Group and which were effected by the Company or any Group company during the current or immediately preceding financial year or during an earlier financial year and which remain in any respect outstanding or unperformed.

5.6 None of the Directors has any potential conflicts of interest between their duties to the Company and their private interests and/or their duties to third parties.

5.7 As at 19 July 2005 (being the last practicable date prior to the publication of this document), the name of each person, other than a Director, who, directly or indirectly, is

interested in 3 per cent. or more of the Company's capital, and the amount of such person's interest, is (and following Admission, and on the basis they do not participate in the Vendor Placing, is expected to be) as follows:

Name	*No. of Ordinary Shares*	*Percentage of existing share capital*	*No. of Ordinary Shares after Admission*	*Percentage of issued share capital after Admission*
Deutsche Bank	10,151,525	12.11	10,151,525	6.98
Lloyds TSB Group PLC	8,658,318	10.33	8,658,318	5.96
Royal London Asset Management	4,135,507	4.93	4,135,507	2.84
Legal and General Group PLC	4,097,568	4.89	4,097,568	2.82
Framlington Investment Management Ltd	3,941,786	4.70	3,941,786	2.71
The Alliance Trust PLC	3,050,414	3.64	3,050,414	2.09
FP ACMI, LLC	-	-	10,016,206	6.89
FP Blue, LLC	-	-	2,448,202	1.68
FP Annex Fund, LLC	-	-	524,533	0.36
GS Mezzanine Partners, L.P.	-	-	478,263	0.33
GS Mezzanine Partners Offshore, L.P.	-	-	256,821	0.18

5.8 Save as disclosed in this paragraph 5, the Directors are not aware of any interest which will represent 3 per cent. or more of the issued share capital of the Company following Admission.

5.9 The Directors are not aware of any persons who, directly or indirectly, jointly or severally, exercise or could exercise control over the Company.

5.10 There are no differences between the voting rights enjoyed by the shareholders described in paragraph 5.7 of this Part VIII and those enjoyed by other holders of Ordinary Shares in the Company.

6. Directors' service agreements and emoluments

6.1 The following executive Directors have service agreements with the Company as follows:

(a) *Brian Steer*

Mr Steer has a service contract with the Company dated 25 June 2002. The contract will automatically terminate at the 2007 annual general meeting of the Company, unless otherwise terminated. Mr Steer's current basic salary is £257,985 per annum and he is entitled to the following benefits from the Company: (i) participation in any health insurance scheme and arrangements for private medical treatment or medical health insurance operated by the Company, (ii) participation in the Company's car scheme and (iii) 25 working days' holiday in each calendar year. Mr Steer has the right to participate in Share Incentive Schemes operated by the Company for employees of a comparable status. In addition, Mr Steer may be entitled to a bonus payment at the absolute discretion of the Company's remuneration committee. In the year ended 31 December 2004, Mr Steer received a basic salary of £251,000 and a performance related bonus of £195,000.

The notice period to be given by Mr Steer or the Company is six months. The Company is entitled to terminate the employment of Mr Steer with immediate effect by paying six months' salary in lieu of notice.

(b) *Simon Shaw*

Mr Shaw has a service contract with the Company dated 9 September 2003. The contract will continue until the normal retirement date specified in the pension scheme rules operated by the Company, unless otherwise terminated. Mr Shaw's current basic salary is £166,680 per annum and he is entitled to the following benefits from the Company: (i) life assurance up to a maximum of four times Mr Shaw's annual salary, (ii) income protection, (iii) medical cover and (iv) a monthly car or cash allowance. In addition, Mr Shaw may be entitled to a bonus payment at the absolute discretion of the Company's remuneration committee. The Company will also, each year, contribute ten per cent. of Mr Shaw's basic annual salary to a money purchase pension scheme. In the year ended 31 December 2004, Mr Shaw received a basic salary of £163,000 and a performance related bonus of £138,000.

The notice period to be given by Mr Shaw or the Company is six months. The Company is entitled to terminate the employment of Mr Shaw with immediate effect by paying salary in lieu of notice. Any such payment in lieu of notice is calculated with regard to Mr Shaw's common law duty to mitigate loss.

(c) *Roy Davis*

Mr Davis has a service contract with the Company dated 9 September 2003. The contract will continue until the normal retirement date specified in the pension scheme rules operated by the Company, unless otherwise terminated. Mr Davis's current basic salary is £189,540 per annum and he is entitled to the following benefits from the Company: (i) life assurance up to a maximum of four times Mr Davis's annual salary, (ii) income protection, (iii) medical cover and (iv) a monthly car or cash allowance. In addition, Mr Davis may be entitled to a bonus payment at the absolute discretion of the Company's remuneration committee. The Company will also, each year, contribute ten per cent. of Mr Davis' basic annual salary to a money purchase pension scheme. Mr Davis did not receive a salary in the year ended 31 December 2004.

The notice period to be given by Mr Davis or the Company is six months. The Company is entitled to terminate the employment of Mr Davis with immediate effect by paying salary in lieu of notice. Any such payment in lieu of notice is calculated with regard to Mr Davis's common law duty to mitigate loss.

6.2 The following non-executive Directors have agreed terms of appointment with the Company, each governed by a letter of appointment, as follows:

(a) *Dr Charles Goodson-Wickes*

Dr Goodson-Wickes was originally appointed as non-executive director on 20 October 1997. He was most recently re-appointed on 25 April 2005 at which time the appointment was made for one year. His current term will therefore expire at the 2006 annual general meeting of the Company, unless otherwise terminated. Dr Goodson-Wickes's appointment is contingent on satisfactory performance and re-election at annual general meetings of the Company. Dr Goodson-Wickes's appointment is terminable on six months' written notice of either party. Dr Goodson-Wickes is entitled to a basic fee of £30,000 per annum and an additional fee of £10,000 per annum in respect of his duties as chairman of the Company's remuneration committee. Dr Goodson-Wickes also sits on the Company's audit

committee and nomination committee. In the year ended 31 December 2004, Dr Goodson-Wickes received fees of £40,000.

(b) *Michael Garner*

Mr Garner was originally appointed as a non-executive director on 20 October 1997. He was most recently re-appointed on 25 April 2005, having already served seven years as a non-executive Director, at which time the appointment was made for one year. His current term will therefore expire at the 2006 annual general meeting of the Company, unless otherwise terminated. Mr Garner's appointment is contingent on satisfactory performance and re-election at annual general meetings of the Company. Mr Garner is entitled to a basic fee of £30,000 per annum and additional fees of £10,000 each in respect of his duties as chairman of the audit committee and in respect of his duties as deputy chairman of the Company. Mr Garner also sits on the Company's remuneration committee and nomination committee. In the year ended 31 December 2004, Mr Garner received fees of £50,000.

(c) *Professor Charles Cummings*

Professor Cummings was appointed as a non-executive director on 22 May 2003 for a period of three years, unless otherwise terminated. Professor Cummings's appointment is contingent on satisfactory performance and re-election at annual general meetings of the Company. Professor Cummings's appointment is terminable on three months' written notice from either party. Professor Cummings is entitled to a fee of £30,000 per annum. Professor Cummings also sits on the Company's remuneration committee. In the year ended 31 December 2004, Professor Cummings received fees of £30,000.

(d) *Dr Mark Goble*

Dr Goble was appointed as a non-executive director on 19 May 2004. His appointment commenced on 1 July 2004 for a period of three years, unless otherwise terminated. Dr Goble's appointment is contingent on satisfactory performance and re-election at annual general meetings of the Company. Dr Goble's appointment is terminable on three months' written notice from either party. Dr Goble is entitled to a fee of £30,000 per annum. In the year ended 31 December 2004, Dr Goble received a salary of £120,000 as an executive director of the Company and fees of £13,000 as a non-executive director of the Company.

(e) *Keith Krzywicki*

Mr Krzywicki was appointed as non-executive director on 22 May 2003 for a period of three years, unless otherwise terminated. Mr Krzywicki's appointment is contingent on satisfactory performance and re-election at annual general meetings of the Company. Mr Krzywicki's appointment is terminable on six months' written notice by either party. Mr Krzywicki is entitled to a fee of £30,000 per annum. Mr Krzywicki sits on the Company's audit committee. In the year ended 31 December 2004, Mr Krzywicki received fees of £30,000.

6.3 For the financial year ended 31 December 2004, the aggregate remuneration (including salaries, fees, pension contributions, bonus payments and benefits in kind) granted to the Directors by the Group was £1,203,000. Total emoluments receivable by the Directors will not be varied in consequence of the Acquisition, the Vendor Placing or Admission. Directors' emoluments will be reviewed in July 2005 by the Company's remuneration committee in accordance with the Company's usual practice.

6.4 There is no arrangement under which a Director has waived or agreed to waive future emoluments nor have there been any such waivers during the financial year immediately preceding the date of this document.

6.5 There are no outstanding loans or guarantees granted or provided by any member of the Group to, or for the benefit of, any of the Directors.

6.6 Save as disclosed in this paragraph 6, no benefit, payment or compensation of any kind is payable to any Director upon the termination of his employment.

7. Corporate Governance

7.1 In July 2003, the Financial Reporting Council issued the new combined code on Corporate Governance (the "Code"). Throughout the year ended 31 December 2004, and to the date of this document, the Company has complied with the Code except for the non-separation of the roles of chairman and chief executive officer. This situation derives from the origins of the Company and Mr Steer's role in growing the organisation. It is planned that Mr Steer will relinquish these roles at the annual general meeting in 2007 and it is not envisaged that the role of chairman and chief executive will be exercised by one individual following Mr Steer's retirement.

7.2 The Remuneration Committee

The remuneration committee currently comprises the three non-executive directors, C. Goodson-Wickes (Chairman), M.F. Garner and C.W. Cummings. All of these non-executive directors are independent. The executive chairman and other senior executives attend some meetings in an advisory capacity at the invitation of the remuneration committee.

The remuneration committee meets at least four times a year and performs its duties under formal terms of reference which include determining with the Board the Company's broad policy for executive remuneration and, within the terms of this agreed framework, to determine the total individual remuneration packages (including pension rights, performance-related bonus plan and share option awards) for each of the executive directors (including the chairman) and the operating board. In addition to authorising the granting of share options to executives, operating board members and other employees within the rules of the existing share plans, the remuneration committee is responsible for making appropriate recommendations to the Board with regard to the introduction of, or changes in, share opition plans or other long-term incentive arrangements.

No director or manager is inolved in any decisions as to his or her own remuneration. The remuneration committee is consulted on and notified of all senior management appointments and related remuneration. It is also consulted on major organisational changes.

Fees for non-executive directors are proposed by the executive chairman after taking into account fees paid by similar companies and are approved by the Board.

The remuneration committee has access to independent advice where it considers it appropriate. During the year such advice was received from New Bridge Street Consultants LLP, remuneration consultants, who were appointed by the remuneration committee. New Bridge Consultants LLP did not provide any other services to any Company in the Group during the financial year other than advising the executive chairman during a review of fees for the non-executive directors.

7.3 The Audit Committee

The audit committee is comprised of three independent non-executive directors, M.F. Garner (Chairman), C. Goodson-Wickes and K.T. Krzywicki. The audit committee meets at least three times a year and works under agreed terms of reference. It provides the forum through which the Group's external auditors report to the Board.

The Chairman of the audit committee has a wealth of experience in finance both in an executive and a non-executive capacity. The Board considers that Mr Garner provides the audit committee with the necessary, recent and relevant financial experience required by the Smith guidelines and the Combined Code.

Under its terms of reference, the main responsibilities of the Committee are:

- to review the appointment of the external auditor and assess the independence of the external auditor;
- to review and recommend the audit fee to the Board and pre-approve any fees in respect of non-audit services provided by the external auditor and to ensure that the provision of non-audit services does not impair the external auditor's independence or objectivity;
- to review with the external auditor the nature and scope of the external audit;
- to review the external auditor's management letter and management's response;
- to review regularly the need for a formal internal audit function and make appropriate recommendations to the Board;
- to review the Company's procedures for handling allegations from whistleblowers;
- to review management's reports on the effectiveness of systems for internal financial control, financial reporting and risk management;
- to review, and challenge where necessary the actions and judgements of management in relation to the interim and annual financial statements before submission to the Board; and
- to review the Company's statement on internal control systems prior to endorsement by the Board and to review the policies and processes for identifying and assessing business risks and the management of those risks by the Company.

The audit committee has formally considered whether an internal audit function is needed and has concluded that, given the current size and level of complexity of the Group and the involvement of Group finance staff in regular review of the subsidiary companies, a formal internal audit function is not required at this stage in the Group's development

External auditor objectivity and independence is safeguarded by a policy that any non-audit services over £10,000, other than tax compliance and tax advisory work, must be pre-authorised by the audit committee and be supported by a tender process.

The audit committee meets regularly with executive directors and management and meets at least annually with the external auditors in the absence of executives.

8. Share Incentive Schemes

The principal provisions of the Gyrus Share Incentive Schemes are set out below in paragraphs 8.1 to 8.6. Paragraph 8.7 sets out general provisions which apply to all of the Share Incentive Schemes.

8.1 The 1997 Approved Share Option Plan and the 1997 Unapproved Share Option Plan

The 1997 Approved Share Option Plan (the "Approved Plan"), is a discretionary Inland Revenue approved share option plan which satisfies the requirements of Schedule 9 to the Income and Corporation Taxes Act 1988, and operates over Ordinary Shares. The 1997 Unapproved Share Option Plan (the "Unapproved Plan") provides for the grant of options which are not Inland Revenue approved, but subject to this its terms are the same as those for the Approved Plan unless otherwise indicated.

(a) *Eligibility*

Options may be granted at the discretion of the remuneration committee of the Company (the "Remuneration Committee") to any employee of the Company or any participating member of the Group, including a full-time director, required (in the case

of the Approved Plan), to devote substantially the whole of his working time to his employment or office. Options may not be granted to employees who are within one year of their normal retirement date.

(b) *Limits on the issue of Ordinary Shares*

On any date, no option may be granted if, as a result, the aggregate number of Ordinary Shares issued or issuable pursuant to rights granted during the previous ten years under all employee share schemes established by the Company after admission of Ordinary Shares to the Official List and to trading on the market for listed securities of the London Stock Exchange ("Admission"), would exceed ten per cent. of the issued ordinary share capital of the Company on that date.

(c) *Individual limits*

No option may be granted to any individual if the aggregate market value of Ordinary Shares issuable to him during the previous year under any employee share option scheme (not including a savings-related share option scheme) of the Company would exceed one and a half times his annual earnings, unless the Remuneration Committee resolves that exceptional circumstances exist which justify this limit being exceeded. In addition, in the case of the Approved Plan only, the aggregate market value of the Ordinary Shares under a participant's subsisting options under the Approved Plan and any other Inland Revenue approved option scheme (other than a savings-related share option scheme) of the Company or any associated company of the Company cannot exceed £30,000.

(d) *Terms of options*

The exercise price of an option shall be not be less than the middle market quotation of an Ordinary Share on the date of grant or the preceding day (and, if the option is to subscribe for Ordinary Shares, cannot be less than the nominal value of an Ordinary Share). The exercise of options may be subject to objective conditions based on corporate performance as specified by the Remuneration Committee.

(e) *Exercise of options*

In normal circumstances, options may be exercised at any time between the third and tenth anniversaries of their date of grant provided that any performance conditions have been fulfilled. Options will become exercisable immediately for specified periods following the death of a participant or on his ceasing to be an eligible employee by reason of injury, disability, or redundancy. Where he ceases employment due to retirement, or the sale or transfer out of the Group of his employing company or business, or in other circumstances in the discretion of the Remuneration Committee, options are exercisable subject to the fulfilment of performance conditions or their waiver. To the extent that they have not previously been exercised or lapsed, options will lapse 10 years after their grant.

Rights to exercise will also arise on a change in control or reconstruction of the Company, and in the event of a voluntary winding-up. On a change in control or reconstruction of the Company, options may, with the consent of the company acquiring control of the Company, be released in consideration for the grant of equivalent rights over the shares of the acquiring company or a company associated with it.

8.2 The Savings-Related Share Option Scheme

The Savings-Related Share Option Scheme is an all-employee Inland Revenue approved savings related share option scheme which satisfies the requirement of Schedule 9 to the Income and Corporation Taxes Act 1988, and operates over Ordinary Shares.

(f) *Eligibility*

Participation is open to all employees of the Company and its participating subsidiaries who are employed for a continuous period of six months on the date on which the option is granted, or to any director who normally devotes 25 hours or more per week to his duties as director.

(g) *Limits on the issue of Ordinary Shares*

The aggregate number of Ordinary Shares issuable or issued on the exercise of options granted under the Savings-Related Share Option Scheme and any other employees' share scheme operated by the Company since Admission and within the ten preceding years, cannot exceed 10 per cent. of the Ordinary Shares in issue that date.

(h) *Terms of Options*

At the time of grant of the options the employee enters into a 3 or 5 or 7 year contract under a certified contractual savings scheme with a savings authority nominated by the Company under which they will make monthly contributions not exceeding £250 for the period of the savings contract. Bonuses shall be payable on the maturity of the relevant savings contract. An option is granted over the number of Ordinary Shares which may be acquired at the option price with the expected repayment proceeds (which may include any bonus) of the relevant savings contract.

(i) *Option price*

The exercise price of options shall not be less than the specified percentage (80 per cent. or such higher percentage as may be specified under the relevant legislation) of the market value of a share on the London Stock Exchange on the day before the issue of invitations to apply for options.

(j) *Exercise of Options*

Options will normally be exercisable for a period of six months following the maturity of the relevant savings contract and if not so exercised the option will normally lapse at the end of that period. Options may be exercised before the expiry of the savings contract in certain circumstances, for example if the optionholder dies or ceases to be an employee due to injury, disability, redundancy, retirement or the company ceasing to have control of the employing company or business. An option may be exercised early in these circumstances using only the proceeds of the savings contract at that time. Options held by employees whose employment ceases in other circumstances will lapse immediately.

If there is a takeover, reconstruction or voluntary winding-up of the Company, options will be exercisable for specified periods. Participants may in certain circumstances be given the opportunity to exchange their options for equivalent options over shares in the acquiring company.

8.3 The US Stock Option Plan

The US Stock Option Plan is a discretionary option plan which provides for the grant of both Incentive Options (as defined in section 422 of the United States Internal Revenue Code of 1986) and options which do not qualify as Incentive Options ("Nonqualified Options") over Ordinary Shares to US employees of the Group.

(a) *Eligibility*

Options can be granted by the Remuneration Committee to officers and employees of any subsidiary of the Company incorporated in the USA and who, in the case of the directors, are required to devote not less than 25 hours per week to their duties.

(b) *Limits on the issue of Ordinary Shares*

A maximum of 8,287,000 ordinary shares may be issued under this plan.

(c) *Individual limits*

The maximum aggregate value of options exercisable in any year cannot exceed 1.5 times the participant's remuneration for that year, including options granted under this plan and any other executive option plan of the Company. This limit shall not apply where the Remuneration Committee resolves that there are exceptional circumstances which justify the limit being exceeded.

The aggregate fair market value of the Ordinary Shares with respect to which Incentive Options first became exercisable during a calendar year (under all share option plans of the Company) cannot exceed $100,000 per individual.

(d) *Exercise of options*

Any option granted under this plan is to be exercisable as specified by the Remuneration Committee under the terms of the participant's option agreement. The date on which each option is to expire is to be no more than 10 years after its grant. If a grantee ceases to be an employee without cause he or she can exercise the option within specified time periods.

In the event of a takeover, reconstruction or winding-up of the Company options may be exercised within specified time periods, or may be rolled-over into equivalent options over the acquiring company's shares in certain circumstances.

8.4 The US Employee Stock Purchase Plan

The purpose of the US Employee Stock Purchase Plan is to provide employees of the designated subsidiaries of the Group with opportunities to purchase Ordinary Shares The Plan is an "employee stock purchase plan" within the meaning of Section 423 (b) of the Internal Revenue Code of 1986 as amended. The Remuneration Committee has the authority to make rules and regulations for the administration of the plan.

(a) *Eligibility*

All employees including employees who are directors of any designated subsidiary are eligible to participate in any one or more of the offerings to purchase Ordinary Shares under the plan ("Offerings") provided that as of the first day of the Offering (the "Offering Date") they have completed at least 6 months of employment with the Company or a designated subsidiary of the Company.

(b) *Limits on the issue of Ordinary Shares*

8,287,000 Ordinary Shares are available for issuance under the plan.

(c) *Terms of options*

Each Offering made by the Company under the plan will be for any period of between 6 and 24 calendar months as determined by the Board from time to time. Participants elect in relation to each Offering that a specified percentage (of up to 10 per cent.) is to be deducted from their compensation per pay period during the Offering, and authorise that this is applied in the purchase of Ordinary Shares on their behalf.

In relation to each Offering the Company will grant to each participant an option to purchase on the last day of such Offering (the "Exercise Date"), a maximum number of Ordinary Shares (equal to the maximum value for the Offering divided by the fair market value of the Ordinary Shares on the Offering Date) at the specified purchase price.

The purchase price for each Ordinary Share will reflect a discount of up to 15 per cent. of the lower of the fair market value of an Ordinary Share on the Offering Date and the fair market value of the Ordinary Shares on the Exercise Date.

(d) *Exercise of options*

Each employee who continues to be a participant in the plan on the Exercise Date will be deemed to have exercised his Option and will be awarded the number of whole Ordinary Shares that his accumulated payroll deductions will purchase at the option price.

If a participating employee's employment terminates before the Exercise Date for any Offering no further payroll deductions will be made and the balance in his account will be paid to him as if he had withdrawn from the plan. If a participating employee dies before the Exercise Date, his designated beneficiary shall have the right to either exercise the option on the exercise date for the Offering or withdraw from the Offering.

If there is a takeover, reconstruction or voluntary winding up of the Company, options will become exercisable within specified time limits or may be rolled-over into equivalent options over the acquiring company's shares in certain circumstances.

8.5 The Qualifying Non-Employee Stock Option Plan

The Qualifying Non-Employee Stock Option Plan is a discretionary option plan under which options may be granted over Ordinary Shares to individuals who are not employees but who are contracted to work in specific capacities on behalf of the Group.

(a) *Eligibility*

The Remuneration Committee may grant options to any individual who, either directly or through a service company, is contracted to provide services to the Group as either (i) an independent sales representative or (ii) a market research contractor or (iii) a member of the Scientific and Clinical Advisory Panel of the Group. Options are not qualified options for the purposes of Section 422 of the United States Internal Revenue Code 1986.

(b) *Limits on the issue of Ordinary Shares*

A maximum of 8,287,000 Ordinary Shares may be issued under the Qualifying Non-Employee Stock Option Plan. In addition, in a ten year period not more than 10 per cent. of the issued share capital of the Company may be issued or issuable under the plan and any employees' share scheme adopted by the Company.

(c) *Individual limits*

If the participant is an independent sales representative, he may receive awards up to a value of 20 per cent. of his commission in the previous financial year from business of the Group, subject to a cap of 5,000 Ordinary Shares in any financial year. If the participant is a market research contractor or a member of the Scientific and Clinical Advisory Panel, an option cannot be granted over more than 10,000 Ordinary Shares in any financial year, provided that he may not hold existing options over more than 25,000 shares. These limits apply unless the Remuneration Committee resolves that exceptional circumstances exist and which justify the limit being exceeded for a particular individual.

(d) *Terms of options*

The Remuneration Committee shall determine the terms and conditions applicable to each participant's option, including the option price per Ordinary Share, which shall be set out in the option agreement.

Options granted to independent sales representatives will be subject to the satisfaction of performance criteria measured over a three year period. Options granted to market research contractors and will be exercisable if the individual provides the Group with information or services which the Remuneration Committee considers add value to the Group over a three year period. Options granted to members of the Scientific and Clinical Advisory Panel will only be exercisable if the individual continues to serve under the terms of reference of that panel for a period of at least three years from the date of grant.

(e) *Exercise of options*

Each option is exercisable at such times and subject to such conditions as are specified in the option agreement. To the extent that they are unexercised, options will expire on the tenth anniversary of the date of grant. If the optionholder ceases to provide services to the Group for any reason other than on the death of the optionholder, his options shall expire unless the Remuneration Committee permits the exercise of the option for a limited period.

In the event of any takeover, reconstruction or voluntary winding-up of the Company, options will be become exercisable for a specified period without any performance targets having to be satisfied. In certain circumstances following the change of control of the Company, options may be rolled-over into equivalent options over the shares of the acquiring company.

8.6 The 2005 Long Term Incentive Plan

The Remuneration Committee supervises The 2005 Long Term Incentive Plan, which is a discretionary plan which provides for the grant of either awards of Ordinary Shares or nil cost options over Ordinary Shares in the Company.

(a) ***Eligibility***

Any employee (including an executive director) of the Company and any of its subsidiaries will be eligible to participate in the Plan at the discretion of the Remuneration Committee, unless he is within six months of his normal or contractual retirement age, whichever is the later.

(b) *Terms of awards*

The Remuneration Committee may grant an award in one of two forms: (i) conditional allocations, where a participant will receive free Ordinary Shares in the Company automatically on the vesting of his award; or (ii) nil cost options, where a participant can decide when to exercise his award during a period of 12 months after it has vested. The Remuneration Committee may also decide to satisfy share-based awards in cash. All awards will be subject to performance conditions set by the Remuneration Committee over a three year period with no provision to retest.

(c) *Individual limit*

An individual may not receive awards in any financial year over Ordinary Shares having a market value on grant in excess of 100 per cent. of his or her annual salary. In exceptional circumstances, the Remuneration Committee may determine to grant awards in excess of this limit.

(d) *Limit on the issue of Ordinary Shares*

The 2005 Long Term Incentive Plan may operate over new issue shares, treasury shares or shares purchased in the market. In any ten year period more than 10 per cent. of the issued ordinary share capital of the Company may be issued or issuable under the plan and any other employee share scheme adopted by the Company.

Treasury shares will count as new issue shares for the purposes of these limits unless institutional investor bodies decide that they need not count. Shares issued or to be issued under awards or options granted before the Company was listed on the London Stock Exchange will also not count towards these limits.

(e) *Vesting of awards*

Awards will normally vest following the third anniversary of grant once the Remuneration Committee has determined the extent to which the applicable performance conditions have been satisfied and provided the participant is still employed in the Group.

An award will normally lapse upon leaving the employment of the Group. However, if a participant ceases employment by reason of death, injury, disability, redundancy, retirement at his normal or anticipated retirement age, or the sale or transfer of the participant's employing company or business out of the Group, or in other circumstances at the discretion of the Remuneration Committee, then his award would normally continue to the third anniversary of grant, subject to the performance conditions have been satisfied over the full performance period. In exceptional circumstances the Remuneration Committee may decide that an award will vest when the participant leaves rather than on the normal vesting date, in which case it will normally vest to the extent that performance conditions have been satisfied up to the date of leaving and will be pro-rated for time between grant and leaving employment.

In the event of a takeover, scheme of arrangement or winding up of the Company awards will vest early to the extent that the performance conditions have, in the opinion of the Remuneration Committee, been satisfied at that time. In the event of an internal corporate reorganisation, awards will be replaced by equivalent new awards over shares in a new holding company unless the Remuneration Committee decides otherwise.

(f) *Participant's rights*

The Committee may decide that participants will receive a payment (in cash and/or Ordinary Shares) on or shortly following the vesting of their awards, of an amount equivalent to the dividends that would have been paid on the Ordinary Shares between grant and vesting.

8.7 General provisions applying to the Share Incentive Schemes

The Board may, at any time, amend the provisions of the Share Incentive Schemes in any respect, provided that the prior approval of shareholders is obtained for any amendments that are to the advantage of participants in respect of the rules governing eligibility, limits on participation, the overall limits on the issue of Ordinary Shares and the basis for determining a participant's entitlement to, and the terms of, the Ordinary Shares or cash to be acquired and the adjustment of awards. The requirement to obtain the prior approval of shareholders will not apply to any minor alteration made to benefit the administration of the relevant plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group. In the case of the Approved Plan and the Savings-Related Share Option Scheme, amendments are subject to the prior approval of the Inland Revenue.

Until options are exercised or awards vest, participants have no voting or other rights in respect of the underlying Ordinary Shares. Ordinary shares issued pursuant to the exercise of options or vesting of awards under the Share Incentive Schemes shall rank pari passu in all respects with the Ordinary Shares already in issue except that they will not rank for any dividend or other distribution paid or made by reference to a record date falling prior to the date of exercise of the option or vesting of the award.

Options and awards granted under the Share Incentive Schemes shall not be pensionable. Options and awards are not transferable except that options granted under the Unapproved Plan may be assigned to a funded unapproved retirement benefit scheme of which the option holder is a member.

In the event of any variation of share capital of the Company, appropriate adjustments may be made to the number of Ordinary Shares subject to an award or option and/or to the exercise price payable (if any), provided that they are fair and reasonable in the opinion of the auditors. In the case of the Approved Plan and the Savings-Related Share Option Scheme, any such adjustment is subject to the prior approval of the Inland Revenue.

Grants may be made under each of the Share Incentive Schemes for up to 10 years after the relevant scheme's adoption by the Company (or, in the case of the Approved Scheme, its approval by the Inland Revenue).

9. Principal subsidiary and associated undertakings

The Company is the principal holding company of the Group. The principal subsidiary undertakings and associated undertakings of the Company are as follows:

Name and country of incorporation	*Registered office*	*Class of share capital (issued and fully paid, unless otherwise stated)*	*Percentage of capital held*	*Nature of business*
Gyrus Medical Limited (United Kingdom)	Castleton Court Fortran Road Cardiff CF3 0LT	160,447 ordinary shares of £1 each	100	Design, development, manufacture and marketing of surgical systems
		894,532 A preference shares of 50p each	100	
		39,389 B preference shares of £2 each	100	
		589,926 AA convertible shares of £1 each	100	
		259,100 BB convertible shares of £1 each	100	
Gyrus Medical Inc. (United States)	Maple Grove Plymouth Minneapolis USA	300,000 shares of US$0.01 each	100	Design, development manufacture and marketing of surgical systems

Name and country of incorporation	*Registered office*	*Class of share capital (issued and fully paid, unless otherwise stated)*	*Percentage of capital held*	*Nature of business*
Gyrus International Limited (United Kingdom)	410 Wharfedale Road Winnersh Triangle Wokingham Berkshire RG41 5RA	50,000 ordinary shares of 10p each	100	Sales and Marketing of Medical devices
Gyrus ENT LLC (United States)	Corporation Trust Center 1209 Orange Street Wilmington New Castle County Delaware 19801 USA	100 shares of US$0.1 each	100	Design, development and manufacture of medical devices
Gyrus Medical B.V. (The Netherlands)	Laan van Overvliet 7 3461 HE Linschoten The Netherlands	350 shares of €45 each	100	Sale of ENT Medical devices
Gyrus Medical B.V.B.A. (formerly Entermed B.V.B.A.) (Belgium)	Luikerstraat 82 bus 102 3800 Sint-Truiden Belgium	186 shares of €100 each	100	Sale of ENT Medical devices
Entermed FZC Limited (Dubai)	WI-17 Saif-zone Sharjah UAE	100 shares of US$400 each	100	Sale of ENT Medical devices
Gyrus Medical GmbH (Germany)	Gotenstrasse 3 Postfach 280 D78352 Tuttlingen Germany	100 shares of €260 each	100	Sale of ENT Medical devices
Gyrus North American Sales Inc. (United States)	6655 Wedgewood Road, Suite 105 Maple Grove MN 55311-3602 USA	1,000 shares of US$1 each	100	Sales and Marketing of Medical devices
Gyrus Australia PTY Limited (Australia)	200 Lorimer Street Port Melbourne Victoria 3207 Australia	100 shares of AUS$1 each	100	Sales and Marketing of Medical devices

10. Principal establishments

Details of the principal establishments of the Group are set out below.

Owner	*Property address*	*Freehold or Leasehold*	*Rent per annum*	*Expiry of lease*	*Approximate floor area*
Gyrus Medical Limited	Castleton Court Fortran Road St Mellons Cardiff CF3 0LT	Leasehold	£233,840	25/12/2019	39,000 sq ft
	Transtech House Fortran Road St Mellons Cardiff CF3 0LT	Leasehold	£90,000	09/08/2012	23,000 sq ft
Gyrus Group PLC/ Gyrus International Limited	410 Wharfedale Road Winnersh Triangle Wokingham Berkshire RG41 5RA	Leasehold	£154,399	31/01/2016	9,383 sq ft
Gyrus Medical Inc	6655 Wedgwood Road Suite 160 Maple Grove Minnesota 55311 USA	Leasehold	$753,211	28/02/2011	71,000 sq ft
Gyrus ENT LLC	2925 Appling Road Bartlett Tennessee 38133 - 3901 USA	Freehold			10 acres

11. UK taxation

11.1 General

The following statements are intended to apply only as a general guide to current UK tax law and to the current practice of the UK Inland Revenue. They are *intended to apply only* to shareholders who are resident or ordinarily resident in the UK for UK tax purposes, who hold the Placing Shares as investments and who are the beneficial owners of the Placing Shares. The statements may not apply to certain classes of shareholder such as dealers in securities. Prospective subscribers for or purchasers of Placing Shares who are in any doubt as to their tax position regarding the acquisition, ownership and disposition of the Placing Shares or who are subject to tax in a jurisdiction other than the UK should consult their own tax advisers.

11.2 Dividends

Under current UK tax law, the Company will not be required to withhold tax at source from dividend payments it makes.

(a) **Individuals**

An individual shareholder who is resident in the UK for tax purposes and who receives a dividend from the Company will be entitled to a tax credit which may be set off against his total income tax liability on the dividend. Such an individual shareholder's liability to income tax is calculated on the aggregate of the dividend and the tax credit (the "gross dividend") which will be regarded as the top slice of the

individual's income. The tax credit will be equal to 10 per cent. of the gross dividend (i.e. the tax credit will be one-ninth of the amount of the dividend).

Generally, a UK resident individual shareholder who is not liable to income tax in respect of the gross dividend will not be entitled to reclaim any part of the tax credit. A UK resident shareholder who is liable to income tax at the lower or basic rate will be subject to income tax on the dividend at the rate of 10 per cent. of the gross dividend so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend. A UK resident individual shareholder liable to income tax at the higher rate will be subject to income tax on the gross dividend at 32.5 per cent. but will be able to set the tax credit off against part of this liability. The effect of that set-off of the tax credit is that such a shareholder will have to account for additional tax equal to 22.5 per cent. of the gross dividend (which is also equal to one quarter of the net cash dividend received).

(b) **Companies**

A corporate shareholder resident in the UK for tax purposes will not normally be subject to corporation tax on any dividend received from the Company. Such corporate shareholders will not be able to claim repayment of the tax credit attaching to any dividend.

(c) **Non-residents**

Shareholders resident outside the UK will not generally be entitled to any payment from the Inland Revenue in respect of the tax credit attaching to any dividend paid by the Company.

(d) **Pension Funds**

UK pension funds will not be entitled to reclaim the tax credit attaching to any dividend paid by the Company.

11.3 Capital Gains

A disposal of Placing Shares by a shareholder who is either resident or ordinarily resident in the UK for tax purposes, or is not UK resident but carries on a trade, profession or vocation in the UK through a permanent establishment, branch or agency and has used, held or acquired the Placing Shares for the purposes of such trade, profession or vocation or such permanent establishment, branch or agency, may, depending on the shareholder's circumstances and subject to any available exemption or relief, give rise to a chargeable gain or an allowable loss for the purposes of the taxation of capital gains. Special rules apply to disposals by individuals at a time when they are temporarily not resident or ordinarily resident in the UK and it has been announced that there are proposals to amend these rules further.

11.4 Stamp duty and stamp duty reserve tax

In relation to the Placing Shares being issued by the Company, no liability to stamp duty or stamp duty reserve tax ("SDRT") will arise on the issue of, or on the issue of definitive share certificates in respect of, such shares by the Company.

The conveyance or transfer on sale of the Placing Shares outside CREST will generally be subject to *ad valorem* stamp duty on the instrument of transfer at the rate of 0.5 per cent. of the amount or value of the consideration given (rounded up to the nearest £5). Stamp duty is normally the liability of the purchaser or transferee of the Ordinary Shares. An unconditional agreement to transfer Placing Shares will normally give rise to a charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration for the Ordinary Shares. However, where within six years of the date of the agreement, an instrument of transfer is executed and duly stamped, the SDRT liability will be cancelled and

any SDRT which has been paid will be repaid. SDRT is normally the liability of the purchaser or transferee of the Placing Shares.

Where Placing Shares are issued or transferred (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty (in the case of a transfer only to such persons) or SDRT may be payable at a rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the Placing Shares or, in the case of an issue to such persons, the issue price of the Placing Shares. Clearance service providers may opt, under certain circumstances, for the normal rates of stamp duty and SDRT to apply to an issue or transfer of Placing Shares into, and to transactions within, the service instead of the higher rate applying to an issue or transfer of the Placing Shares into the clearance system and the exemption for dealings in the Placing Shares whilst in the system.

Under the CREST system for paperless share transfers, deposits of Placing Shares into CREST will generally not be subject to stamp duty or SDRT unless such a transfer is made for a consideration in money or money's worth, in which case a liability to SDRT will arise usually at the rate of 0.5 per cent. of the value of the consideration given. Paperless transfers of Ordinary Shares within CREST are generally liable to SDRT, rather than stamp duty, at the rate of 0.5 per cent. of the amount or value of the consideration payable. CREST is obliged to collect SDRT from the purchaser of the Placing Shares on relevant transactions settled within the system.

The above statements are intended as a general guide to the current position. Certain categories of person, including market makers, brokers, dealers and persons connected with depositary arrangements and clearance services, are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

12. US taxation

12.1 US Federal Income Taxation

The following discussion is a summary of certain US federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Placing Shares. The discussion is not a full discussion of all tax considerations that may be relevant to a decision to purchase Placing Shares. The discussion addresses only US Holders (as defined below) that will hold Placing Shares as capital assets and use the US dollar as their functional currency. It does not deal with the tax treatment of investors subject to special rules, such as banks, dealers, insurance companies, tax-exempt entities, regulated investment companies, real estate investment trusts, persons that will hold the Placing Shares through partnerships or pass-through entities, persons subject to alternative minimum tax, persons having equity interests in a holder of Placing Shares, holders of 10 per cent. or more of the Company's voting shares, persons holding Placing Shares as part of a hedging, straddle, conversion, "synthetic security", or constructive sale transaction or other integrated transaction, or persons who are resident or ordinarily resident in the United Kingdom. **Prospective purchasers should consult their tax advisers about the US federal, state, local and foreign tax consequences to them of an investment in the Placing Shares.**

This summary is based on the Internal Revenue Code of 1986, as amended, existing and proposed US Treasury regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this Listing Particulars. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

As used here, "US Holder" means a beneficial owner of Placing Shares that is (a) a US citizen or resident in the US, (b) a corporation, partnership or other business entity organised under US laws, (c) a trust subject to the control of a US person with respect to all of the substantial decisions of such trust and the primary supervision of a US court or (d) an estate, the income of which is subject to US federal income tax regardless of its source. If a partnership holds Placing Shares, the consequences to a partner will generally depend upon the status of the partner and upon the activities of the partnership.

12.2 Dividends

Subject to the passive foreign investment company rules discussed below, cash dividends paid with respect to the Placing Shares generally will be included in the gross income of a US Holder as ordinary income from foreign sources to the extent paid out of the Company's earnings and profits as determined under US federal income tax principles. To the extent that a distribution exceeds the Company's earnings and profits, it will be treated as a non-taxable return of capital to the extent of the US Holder's adjusted tax basis in the Placing Shares and thereafter as capital gain. The Company does not maintain calculations of its earnings and profits under US federal income tax principles. The dividends will not be eligible for the dividends-received deduction available to corporations. Dividends paid in pounds sterling will be includible in a US dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into dollars at that time. A US Holder's tax basis in pounds sterling will equal such dollar amount. Any gain or loss recognised on a subsequent conversion of the pounds sterling for a different amount will be US source ordinary income or loss. Distributions to US Holders of additional Placing Shares or rights to acquire additional Placing Shares that are made as part of a pro rata distribution to all shareholders of the Company may not be subject to US federal income tax.

If the Company does not report to a US Holder the portion of a distribution that exceeds earnings and profits, the distribution will generally be taxable as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as a capital gain under the rules described above.

Under US legislation enacted in 2003, certain dividends received by individual US Holders before 1 January 2009 will be subject to a maximum income tax rate of 15 per cent. This reduced income tax rate is only applicable to dividends paid by "qualified corporations" and only with respect to shares held by qualified US Holder (i.e., an individual) for a minimum holding period (generally, 61 days during the 121-day period beginning 60 days before the ex-dividend date). Because the Company is eligible for benefits under the comprehensive income tax treaty between the United Kingdom and the United States, the Company believes it should be considered a "qualified foreign corporation" and individual US Holders should qualify for the maximum income tax rate with respect to any dividends with respect to Placing Shares. **Each prospective investor should consult its own adviser regarding the implications of such US tax legislation under its own particular situation.**

The US Department of the Treasury ("US Treasury") has announced its intention to promulgate rules pursuant to which holders of shares and intermediaries through whom such shares are held will be permitted to rely on certifications from issuers to establish that dividends are eligible to be treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with the procedures. The Company will use reasonable efforts to facilitate appropriate tax reporting by providing these certifications or other similar certifications pursuant to any subsequent rules the United States Internal Revenue Service ("IRS"), or the US Treasury may promulgate to the extent it is reasonably able to do so without material cost.

Dividends will be income from sources outside the United States for foreign tax credit limitation purposes. The limitation on foreign taxes, if any, eligible for the US foreign tax

credit is calculated separately with respect to specific classes of income. In certain circumstances, a US Holder may be unable to claim foreign tax credits for foreign taxes, if any, imposed on a dividend. The rules relating to foreign tax credits are complex. Prospective purchasers are urged to consult their own tax advisers regarding the availability of a foreign tax credit under their particular situation.

12.3 Capital Gains

Subject to the passive foreign investment company rules discussed below, a US Holder generally will recognise capital gain or loss on the sale, exchange or other disposition of the Placing Shares equal to the difference between the sale price (or the US dollar value of any amount received other than in US dollars) on such sale, exchange or other disposition and the US Holder's adjusted tax basis in the Placing Shares. Any gain or loss generally will be treated as capital gain or loss arising from US sources. Prospective investors should consult their own tax advisers with respect to the treatment of capital gains (which may be taxed at lower rates than ordinary income for taxpayers who are individuals, trusts or estates that have held the Placing Shares for more than one year) and capital losses (the deductibility of which is subject to limitations).

If a US Holder receives foreign currency upon a sale or exchange of Placing Shares, gain or loss, if any, recognised on the subsequent sale, conversion or disposition of such foreign currency will be ordinary income or loss, and will generally be income or loss from sources within the United States for foreign tax credit limitation purposes. However, if such foreign currency is converted into US dollars on the date received by the US Holder, the US Holder generally should not be required to recognise any gain or loss on such conversion.

12.4 Redemption of Placing Shares

The redemption of Placing Shares by the Company will be treated as a sale of the redeemed shares by the US Holder (which is taxable as described above under Section 13.3 ("Capital Gains") or, in certain circumstances, as a distribution to the US Holder (which is taxable as described above under Section 13.2 ("Dividends").

12.5 Passive Foreign Investment Company

A non-US company is a passive foreign investment company (a "PFIC") in any taxable year in which, after taking into account the income and assets of certain subsidiaries either (a) at least 75 per cent. of its gross income is passive income or (b) at least 50 per cent. of the average value of its assets is attributable to assets that produce or are held to produce passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. In determining whether it is a PFIC a foreign corporation is required to take into account a pro rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25 per cent. interest. The Company believes it is not a PFIC and does not expect to become a PFIC after the completion of the Vendor Placing. However, because this is a factual determination made annually at the end of the taxable year, there can be no assurance that the Company will not be considered a PFIC for any future taxable year.

If the Company were a PFIC in any year during which a US Holder owns Placing Shares, the US Holder would be subject to additional taxes on any "excess distributions" received from the Company and from any gain realised from a sale or other disposition of the Placing Shares (regardless of whether the Company continues to be a PFIC). A US Holder would have an excess distribution to the extent that distributions on Placing Shares during a taxable year exceed 125 per cent. of the average amount received during the three preceding taxable years (or, if shorter, the US Holder's holding period). To compute the tax on excess distributions or any gain (a) the excess distribution or the gain is allocated rateably over the US Holder's holding period, (b) the amount allocated to the current taxable year and any taxable year before the Company became a PFIC is taxed as ordinary

income and (c) the amount allocated to other taxable years is taxed at the highest applicable marginal rate in effect for each year and an interest charge is imposed to recover the deemed benefit from the deferred payment of the tax attributable to each year.

If the Company were a PFIC, a US Holder of Placing Shares generally would be subject to similar rules with respect to distributions by, and dispositions of the shares of, any direct or indirect subsidiaries of the Company that were also PFICs. US Holders can avoid the interest charge by making a mark-to-market election with respect to the Placing Shares, provided that the Placing Shares are "marketable". Placing Shares will be marketable if they are regularly traded on certain US stock exchanges, or on a foreign stock exchange if (a) the foreign exchange is regulated or supervised by a governmental authority of the country in which the exchange is located; (b) the foreign exchange has trading volume, listing, financing disclosure, and other requirements designed to prevent fraudulent and manipulative acts and practices, remove impediments to, and perfect the mechanism of, a free and open market, and to protect investors; (c) the laws of the country in which the exchange is located and the rules of the stock exchange ensure that these requirements are actually enforced; and (d) the rules of the exchange ensure active trading of listed stocks. The London Stock Exchange, on which the Placing Shares will be listed, is expected to meet these requirements. For these purposes, the Placing Shares will be considered regularly traded during any calendar year in which they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Any trades that have as their principal purpose the meeting of this requirement will be disregarded.

Subject to certain limitations, a US Holder that makes a mark-to-market election must include in ordinary income for each year an amount equal to the excess, if any, of the fair market value of the Placing Shares at the close of the taxable year over the US Holder's adjusted basis in the Placing Shares. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the US Holder's adjusted basis in the Placing Shares over the fair market value of the Placing Shares at the close of the taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Gains from an actual sale or other disposition of the Placing Shares will be treated as ordinary income, and any losses incurred on a sale or other disposition of the Placing Shares will be treated as an ordinary loss to the extent of any net mark- to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the Placing Shares cease to be marketable. If the Company is a PFIC for any year in which the US Holder owns the Placing Shares but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognised in the year the election is made.

In some cases, a shareholder of a PFIC can avoid the interest charge and the other adverse PFIC consequences described above by making a qualifying electing fund election to be taxed currently on its share of the PFIC's undistributed income. The Company does not, however, expect to provide to US Holders the information regarding this income that would be necessary in order for a US Holder to make a qualified electing fund election with respect to its Placing Shares.

If the Company were a PFIC, each US Holder would be required to make an annual return on IRS Form 8621, reporting distributions received and gains realised with respect to each PFIC in which it holds a direct or indirect interest. Prospective purchasers should consult their tax advisers regarding the potential application of the PFIC regime and the consequences thereof.

12.6 Backup withholding and information reporting

Backup withholding and information reporting requirements may apply to certain payments on the Placing Shares and to proceeds of the sale or redemption of the Placing Shares to US Holders made within the United States. The Company, its agent or a broker, as the case

may be, may be required to withhold tax from any payment that is subject to backup withholding if a US Holder fails to furnish the US Holder's taxpayer identification number, fails to certify that such US Holder is not subject to backup withholding, or fails to otherwise comply with the applicable requirements of the backup withholding rules. Certain US Holders (including, among others, corporations) are not subject to the backup withholding and information reporting requirements. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a US Holder generally may be claimed as a credit against such holder's US federal income tax liability provided that the required information is furnished to the IRS. **Prospective investors are urged to consult their own tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.**

13. Material contracts

13.1 The following is a summary of the principal contents of each material contract (not being a contract entered into in the ordinary course of business) entered into by any member of the Group within the two years immediately preceding the date of this document or any other contract (not being a contract entered into in the ordinary course of business) entered into by a member of the Group at any time and which contains a provision under which a member of the Group has an obligation or entitlement which is or may be material to the Group at the date of this document:

(a) *Vendor Placing Agreement*

On 16 June 2005, the Company entered into the Vendor Placing Agreement with Numis and Panmure Gordon pursuant to which the Company has agreed conditionally, *inter alia*, on (i) Admission taking place not later than 8.00 a.m. on 13 August 2005 (ii) Resolution 1 being passed at the EGM; and (ii) the Acquisition Agreement and the Facility Agreement becoming unconditional (other than as regards any condition as to the Vendor Placing Agreement becoming unconditional and Admission), to issue the Placing Shares to such persons as Numis and Panmure Gordon shall direct (other than the Placing Shares to be issued to certain of the Sellers). Subject to the same conditions, Numis and Panmure Gordon have agreed to use their reasonable endeavours, as agent on behalf of the Company, to procure placees to acquire the Placing Shares (other than the Placing Shares to be acquired by certain of the Sellers) at the Placing Price and, if and to the extent that placees are not so procured, themselves to acquire as principal such Placing Shares at the Placing Price.

Under the Vendor Placing Agreement:

(i) the Company has agreed to pay Numis and Panmure Gordon a placing commission in aggregate of 3 per cent. of the aggregate value of the Placing Shares at the Placing Price (other than the Placing Shares to be acquired by certain of the Sellers);

(ii) the Company has agreed to pay all other costs and expenses of the Vendor Placing and Admission; and

(iii) the Company has given certain customary warranties to Numis and Panmure Gordon as to the accuracy of the information in this document and as to other matters relating to the Group, its business and the Acquisition.

The Vendor Placing Agreement also contains a customary indemnity from the Company to each of Numis and Panmure Gordon in respect of certain liabilities arising out of or in connection with the Acquisition, the Vendor Placing and Admission.

Pursuant to the Vendor Placing, five of the Sellers (FP ACMI, LLC, FP Blue, LLC, FP Annex Fund, LLC, GS Mezzanine Partners, L.P. and GS Mezzanine Partners Offshore, L.P.) will acquire a total of 13,724,025 Placing Shares, a shareholding equivalent, in aggregate, to approximately 9.44 per cent. of the issued share capital of the Company immediately following Admission.

The Vendor Placing Agreement may be terminated by Numis up until 5.00 p.m. on the date of the Vendor Placing Agreement if a force majeure event occurs or at any time prior to 7.00 a.m. on the date of Admission if there is a material breach of warranty.

(b) *Acquisition Agreement*

On 16 June 2005, the Company entered into a securities purchase agreement with the Sellers to purchase shares of common stock, par value $0.01 per share, of ACMI held by the Sellers representing at least 99 per cent. of the outstanding shares of capital stock of ACMI, allowing Gyrus, in turn, to purchase 100 per cent. of the outstanding shares of capital stock of ACMI. The consideration payable for these shares of common stock will be satisfied by the allotment of the Placing Shares (the proceeds of which will be paid to the Sellers) and a further cash payment by the Company totalling in aggregate $271.0 million payable in cash.

The Acquisition is conditional upon, *inter alia*, the following occurring or not occurring (as the case may be) prior to 13 November 2005:

(i) the passing of Resolution 1 at the EGM;

(ii) all filings and waiting periods applicable under the HSR Act having expired or been terminated;

(iii) the representations and warranties made by the Company and ACMI being true and correct except for such failures to be true and correct as would not have a material adverse effect on the company making the relevant representations and warranties;

(iv) the Company and ACMI not being in material breach of the Acquisition Agreement;

(v) the Vendor Placing Agreement and the Facility Agreement becoming unconditional (save for any condition in relation to Admission); and

(vi) Admission.

In the period prior to closing, the Company has agreed to operate and carry on its business only in the ordinary course consistent with past practice and use reasonable efforts to preserve intact the existing business organisation. In addition, ACMI has agreed, and agreed not to cause or allow each of its subsidiaries, in this period not to pay any dividends, incur indebtedness or capital expenditure above certain limits, enter into new employment or similar relationships except in the ordinary course of business consistent with past practice, sell or dispose of any material assets, enter into material contracts, change accounting methods or pay or distribute any money or other property to affiliates of the Sellers.

The Company has given the Sellers a number of representations and warranties concerning the Gyrus Group and its business including as regards Gyrus's incorporation, authorisation, capitalisation, financial statements, undisclosed liabilities, litigation, compliance with laws, financial capability, broker's fees, solvency of ACMI following the Acquisition, and the Placing Agreement representations. These representations and warranties are standard for a transaction of the nature of the Acquisition. The ability of ACMI to claim under these representations and warranties will not survive completion of the Acquisition.

The Sellers have not given the Company any representations or warranties other than with respect to the Sellers' title to the ACMI Shares, authority and no conflict. ACMI has given the Company standard representations and warranties concerning the ACMI Group and its business, including as regards ACMI's legal status, group structure, audited financial statement for 2004 and the position of the business following such statement, financial projections, sufficiency of assets, title to properties, material contracts, litigation, environmental matters, taxes, employee benefit plans and intellectual property. The ability of Gyrus to claim under these representations and warranties will not survive completion of the Acquisition.

If the Acquisition Agreement does not complete because Resolution 1 is not passed at the EGM, or the Company is in material breach of its representations and warranties or the Facility Agreement does not become unconditional, the Company has agreed to pay ACMI a termination fee of £745,000. If the Acquisition Agreement does not complete because ACMI is in material breach of its representations, warranties and covenants, ACMI will pay the Company a termination fee of £745,000.

The Acquisition Agreement is governed by the laws of the State of New York and the Sellers, ACMI and the Company have submitted to the jurisdiction of the courts of the State of New York.

(c) *Facility Agreement*

On 15 June 2005, Gyrus Group PLC, Gyrus Medical Limited, Gyrus Investments Limited, Gyrus International Limited, Gyrus Holdings Limited, Gyrus US Holdings Corporation, Gyrus Acquisition Tennessee, Inc., Gyrus Medical, Inc., Gyrus ENT LLC and Gyrus North American Sales, Inc. (each as an original borrower and an original guarantor) entered into a $280,000,000 term loan and revolving credit facility agreement with The Governor and Company of the Bank of Scotland as arranger, original lender, facility agent and security trustee. The $250,000,000 term loan facility may be used for the Acquisition, payment of all fees, costs and expenses, stamp, registration and other taxes incurred by or on behalf of the Group in connection with the acquisition of ACMI and the placing of the shares and the refinancing of existing financial indebtedness of ACMI. The $30,000,000 revolving credit facility may be used for the general corporate purposes of the Enlarged Group including the refinancing of an existing revolving credit facility provided by The Governor and Company of the Bank of Scotland.

The borrowers' obligations under the Facility Agreement will be secured by each obligor granting full fixed and (where applicable) floating security over all of its assets on the terms of security documents to be agreed between Gyrus Group PLC and The Governor and Company of the Bank of Scotland.

The Facility Agreement contains representations, warranties and undertakings in favour of the lenders, including certain financial covenants, events of default and conditions precedent which are customary for an agreement of this nature. Gyrus Group PLC will also be required to pay to The Governor and Company of the Bank of Scotland an arrangement fee on the date on which the term loan facility is drawn, and an annual agency fee.

Interest on these facilities is calculated at a margin above LIBOR (or in the case of the revolving credit facility for a loan in euros, EURIBOR) plus Mandatory Costs. Mandatory Costs are the costs payable by the borrower to compensate the lenders for the cost of compliance with regulatory requirements. As at the date of the Facility Agreement, the margin was 1.75 per cent. per annum and the margin is adjustable after the first anniversary of the Facility Agreement dependent on the ratio of the Enlarged Group's total net debt to consolidated earnings before interest, tax, depreciation and amortisation (EBITDA).

The term loan facility is repayable in instalments in the following amounts on the following dates:

Repayment Date	*Repayment Instalment ($)*
31 July 2006	15,000,000
31 January 2007	15,000,000
31 July 2007	25,000,000
31 January 2008	25,000,000
31 July 2008	30,000,000
31 January 2009	30,000,000
31 July 2009	35,000,000
31 January 2010	37,500,000
5 years after the completion of the Acquisition	37,500,000

The revolving credit facility is to be repaid in full on the date falling 5 years after the completion of the Acquisition.

Under the terms of the Facility Agreement, Gyrus Group PLC is required to ensure that the aggregate EBITDA of the guarantors under the Facility Agreement is not at any time less than 95 per cent. of the consolidated EBITDA of the Enlarged Group and the gross assets of guarantors under the Facility Agreement is not at anytime less than 90 per cent. of the gross assets of the Enlarged Group. This will mean that certain members of the ACMI Group will have to become guarantors of the Facility Agreement within 14 days after the completion of the Acquisition.

(d) *Relationship Agreement*

On 16 June 2005, the Company entered into an agreement with FP ACMI, LLC and FP Blue, LLC (the "FP Stockholders") pursuant to which the Company has agreed, conditionally on completion of the Acquisition:

(a) for so long as any of the FP Stockholders or any of their affiliates retain shares in the Company, to supply to the FP Stockholers a copy of any written notice (together with all accompanying documents) that is sent to all shareholders in the Company;

(b) for so long as the FP Stockholders or any of their affiliates together retain at least three per cent. of the entire issued ordinary share capital of the Company (subject to adjustment in line with any increase in such issued ordinary share capital), (i) to provide the FP Stockholders with copies of certain documents which have been publicly filed and copies of all information, documentation and other materials sent by the Company or any of its subsidiaries to one or more of the Directors (in connection with the convening of a meeting of the Board or otherwise in their capacity as Directors) and (ii) subject to the provisions of the Act, to procure the appointment of such individual to the Board as a non-executive Director as the FP Stockholders may nominate, provided that such person is acceptable to the Board. The right of the FP Stockholders to nominate an individual to the Board has been granted in part to protect the US tax status of the FP Stockholders as venture capital operating companies. The FP Stockholders have confirmed that they have no current intention of exercising this right. All information supplied to the FP Stockholders pursuant to the Relationship Agreement will remain confidential, subject to the usual exceptions, until the earlier of (i) the first anniversary of the FP Stockholders and their affiliates ceasing to hold shares in the Company and (ii) the date on which the relevant information ceases to be non-public information.

(e) *Orderly Marketing Agreement*

On 16 June 2005, the Company entered into an orderly marketing agreement with the FP Stockholders pursuant to which, conditionally on completion of the Acquisition, the FP Stockholders will be subject to certain obligations in relation to the disposal of the Placing Shares they acquire pursuant to the Vendor Placing. In relation to any such disposal on the market for listed securities of the London Stock Exchange they will be obliged, *inter alia*, to (i) notify Gyrus in writing at least 48 hours prior to entering into any binding arrangement to dispose of any of these shares, (ii) consult with Gyrus as to the timing, size and mechanics of the proposed transfer, (iii) give reasonable consideration to any advice from Gyrus's broker in connection with the transfer and (iv) not enter into any binding arrangement to dispose of any of these shares until the expiry of such 48 hour period. Their obligations under the Relationship Agreement will cease on the first anniversary of the date of completion of the Acquisition and, additionally, will not apply in the event that (i) the transfer is to Fox Paine, one of its affiliates or a limited partner of a Fox Paine fund, (ii) the relevant transferee approaches Fox Paine or its relevant affiliate in relation to the proposed transfer, or (iii) the relevant Placing Shares (when aggregated with other Placing Shares transferred in the previous seven day period) amount to less than one-quarter of one per cent. of Gyrus's entire issued share capital and such transfer would not give rise to an obligation on the transferor to make a disclosure to Gyrus under section 198 of the Act.

13.2 The following is a summary of the principal contents of each material contract (not being a contract entered into in the ordinary course of business) entered into by the ACMI Group within the two years immediately preceding the date of this document or any other contract (not being a contract entered into in the ordinary course of business) entered into by any member of the ACMI Group at any time and which contains a provision under which a member of the ACMI Group has an obligation or entitlement which is or may be material to the ACMI Group at the date of this document:

(a) *Acquisition Agreement (summarised in paragraph 13.1 of this Part VIII).*

(b) *Sale and Purchase Agreement with respect to C2Cure and CByond*

ACMI purchased C2Cure, Inc. and its subsidiary, CByond Ltd., pursuant to a share sale and purchase agreement dated 26 April 2004. ACMI entered into several side agreements with other owners of shares of C2Cure, through which all such shares were purchased at a price of approximately \$9.31 per share. Under the share sale and purchase agreement, the consideration to be paid to the two selling founders (Doron Adler and Ofer Pillar) by ACMI includes (i) cash consideration to each of Mr Adler and Mr Pillar to be paid on a fixed basis annually from the closing until the fifth anniversary thereof of \$1,000,000 and 50,000 shares of ACMI stock per annum for each of Mr Adler and Mr Pillar (5,000 shares of which were to be paid at closing) and (ii) a performance based milestone earn-out that is subject to adjustment according to a formula based upon net sales and production criteria, but generally totalling \$1,000,000 and 150,000 shares of ACMI stock per annum.

The share sale and purchase agreement contains standard representations and warranties from Mr Adler and Mr Pillar.

The performance based earn-out is to be reviewed by a five member evaluation committee (comprising Mr Adler, Mr Pillar, and the following ACMI officers: president, vice president of strategic planning and the executive vice president/chief technology officer). This evaluation committee is to meet at least annually. In February 2005, the evaluation committee met and determined the cash earn-out for 2004 would be \$45,125 and the stock earn-out 13,358 shares.

(c) *Asset Purchase Agreement with respect to the BiCap Business*

CONMED Corporation ("CONMED") purchased the assets and assumed certain liabilities of ACMI's BiCap business, acquired certain other of ACMI's assets, and received a grant from ACMI of certain other licences pursuant to an agreement dated 26 June 2003, under New York law. CONMED paid to ACMI at the closing $2,935,000.

ACMI granted CONMED a licence to use shared intellectual property (i.e. intellectual property used in connection with the BiCap business and BiCap products and also used by ACMI or its subsidiaries in connection with other ACMI products or ACMI's non-BiCap business) in connection with the BiCap business and the BiCap products, ACMI agreed not to grant any third party a licence to use any shared intellectual property within the field of the BiCap Products as defined in the agreement. ACMI also granted CONMED a licence to use the other product intellectual property in connection with the manufacture and sale of the other products. ACMI granted CONMED a non-exclusive, fully paid-up, royalty-free, non-assignable licence to use the ACMI name and logo and any related trademarks on BiCap products sold by CONMED. Under the agreement, CONMED must make reasonable efforts to obtain registrations for all BiCap products without using ACMI's name, logo and marks, and CONMED will remove the ACMI name and logo and any related trademarks from the website images referred to under certain sections of the agreement before using the same. CONMED agrees to indemnify ACMI for any losses as a result of its sale of products with, or other use of, the ACMI mark. ACMI's obligation to manufacture, supply and deliver BiCap products to CONMED terminates automatically, on the earlier of the six month anniversary of the closing date and on the 14th day after CONMED delivers notice of termination to ACMI.

CONMED granted ACMI a licence to use the BiCap name for six months following the closing date in connection with the manufacture, marketing and sale of, ACMI's products (other than BiCap products) which use the "BiCap" name as of the closing date. ACMI retained the right to use the "BiCap" name in versions of its catalogues, brochures or similar printed materials that were printed and in existence as of the closing date. CONMED also granted ACMI a licence to use the Assigned Patents, as defined in the agreement, (subject to ACMI's obligations under the non-competition covenant in the agreement). The agreement also includes a non-compete provision. For four years following the closing date, ACMI is barred from selling in the U.S. or in any foreign country products which compete with the BiCap products. Additionally, for one year after the closing date, ACMI may not sell in the U.S. or any foreign country products that compete with non-BiCap products listed in a referenced schedule. The agreement notes that the non-compete provision excludes from its restrictions endoscopes and/or other visualisation technologies, products or devices which may be used in the gastrointestinal tract and/or which may include a working channel.

14. Litigation

14.1 Gyrus ENT L.L.C. is currently involved in Case No 3:04CV400 -J-32 MCR brought by Medtronic Xomed, Inc. ("Medtronic") in the United States District Court for the Middle District of Florida, Jacksonville Division. This is a patent infringement suit. Medtronic has alleged that certain products manufactured and sold by Gyrus ENT L.L.C. infringe Medtronic US Patent 6,293,957. Medtronic has not claimed a specified monetary amount as damages in patent cases are assessed as part of the litigation process.

14.2 Except as disclosed in paragraph 14.1 above, no member of the Group is or has been involved in any governmental, legal or arbitration proceedings which may have or have had during the 12 months prior to the date of this document a significant effect on the financial position or profitability of the Group, nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against any member of the Group.

14.3 No member of the ACMI Group is or has been involved in any governmental, legal or arbitration proceedings which may have or have had during the 12 months prior to the date of this document a significant effect on the financial position or profitability of the ACMI Group, nor, so far as the Directors are aware, are any such proceedings pending or threatened by or against any member of the ACMI Group.

15. Working capital

The Company is of the opinion that, taking into consideration bank and other facilities available to the Enlarged Group, the Enlarged Group has sufficient working capital for its present requirements, that is for the next 12 months following the date of this document.

16. Consents

16.1 KPMG Audit PLC has given and has not withdrawn its written consent to the inclusion in this document of its name, report, letter and references to them in the form and context in which they appear and has authorised the contents of that part of this prospectus for the purposes of Paragraph 5.5.3(2)(f) of the Prospectus Rules.

16.2 Numis Securities Limited has given and has not withdrawn its written consent to the inclusion in this document of its name and references to it in the form and context in which they appear and has authorised the contents of that part of this prospectus for the purposes of Paragraph 5.5.3(2)(f) of the Prospectus Rules.

16.3 Bear, Stearns International Limited has given and has not withdrawn its written consent to the inclusion in this document of its name and references to it in the form and context in which they appear and has authorised the contents of that part of this prospectus for the purposes of Paragraph 5.5.3(2)(f) of the Prospectus Rules.

16.4 Panmure Gordon (UK) Limited has given and has not withdrawn its consent to the admission in this document of its name and references to it is the form and context in which they appear and has authorised the contents of that part of this prospectus for the purpose of Paragraph 5.5.3(2)(f) of the Prospectus Rules.

17. General

17.1 There has been no significant change in the financial or trading position of the Group since 31 December 2004, the date to which the last audited consolidated accounts of the Company and its subsidiaries were prepared.

17.2 There has been no significant change in the financial or trading position of the ACMI Group since 31 December 2004, the date to which the accountants' report on ACMI set out at Part V of this document was prepared.

17.3 The aggregate costs and expenses relating to the issue of the Placing Shares, including the listing fees of the UK Listing Authority, professional fees and expenses and the costs of printing and distribution of documents are estimated to amount to £11.1 million and are payable by the Company. Included within the total are commissions which are expected to be approximately £3.59 million payable to the Sponsor and to Panmure Gordon.

17.4 The Placing Shares are issued in consideration of the acquisition by the Company of the shares in ACMI held by the Sellers.

17.5 The financial information contained in this document which relates to the Company does not constitute full statutory accounts as referred to in section 240 of the Act. Statutory consolidated audited accounts of the Company, on which the auditors have given unqualified reports and which contained no statement under section 237(2) or (3) of the Act, have been delivered to the Registrar of Companies in respect of the three accounting periods ended 31 December 2004.

17.6 There are no arrangements in existence under which future dividends are to be waived or agreed to be waived.

17.7 The issue of the Placing Shares has been underwritten by Numis and Panmure Gordon.

18. Documents available for inspection

Copies of the following documents are available for inspection during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) from the date of this document for a period of 12 months at the registered office of the Company at Fortran Road, St Mellons, Cardiff CF3 0LT:

(a) the memorandum and articles of association of the Company;

(b) the audited accounts of the Gyrus Group for the two financial years ended 31 December 2004;

(c) the audited accounts of the ACMI Group for the two financial years ended 31 December 2004;

(d) the consent letters referred to in the paragraph 16 of this Part VIII;

(e) the report from KPMG Audit PLC set out in Part VI of this document;

(f) the letter from KPMG Audit PLC regarding the pro forma financial information set out in Part VII of this document; and

(g) this document.

Dated 20 July 2005

PART IX

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"ACMI"	American Cystoscope Makers, Inc.;
"ACMI Group"	ACMI and its subsidiaries;
"Acquisition"	the proposed acquisition by the Company of ACMI pursuant to the Acquisition Agreement;
"Acquisition Agreement"	the conditional agreement dated 16 June 2005 between the Company, ACMI and the Sellers relating to the Company's acquisition of ACMI, the principal terms of which are summarised in paragraph 13(b) of Part VIII of this document;
"Act"	the Companies Act 1985, as amended;
"Admission"	admission of the Placing Shares to the Official List and to trading on the market for listed securities of the London Stock Exchange and "Admission becoming effective" means it becoming effective in accordance with the Listing Rules and in accordance with the Admission and Disclosure Standards;
"Admission and Disclosure Standards"	the rules published by the London Stock Exchange in relation to the admission to trading of, and confirming requirements for, securities admitted to the London Stock Exchange's market for listed securities;
"Bear, Stearns"	Bear, Stearns International Limited;
"Circular"	the circular of the Company dated 16 June 2005, comprising listing particulars and a class 1 order in relation to the Placing Shares and incorporating a notice convening the EGM;
"Combined Code"	the Combined Code on Corporate Governance dated July 2003;
"Company"	Gyrus Group PLC;
"CREST"	the system for the paperless settlement of trades in listed securities operated by CRESTCo Limited;
"CREST Regulations"	the Uncertificated Securities Regulations 2001, as amended;
"Dealing Day"	a day on which the London Stock Exchange is open for business for the trading of securities admitted to the Official List;
"Deferred Shares"	deferred redeemable shares of 50 pence each in the capital of the Company;
"Directors" or "Board"	the directors of the Company;
"Enlarged Group"	the Company, its subsidiaries and its subsidiary undertakings (and, where the context requires it, its associated undertakings) following completion of the Acquisition;

"Exchange Act"	the United States Securities Exchange Act of 1934, as amended;
"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of the Company held on 4 July 2005, notice of which was set out on page 158 of the Circular, for the purpose of, *inter alia*, approving the Acquisition;
"Facility Agreement"	the bank facility agreement to be used to fund partially the Acquisition and described in paragraph 13.1(c) of Part VIII of this document;
"Fox Paine"	Fox Paine & Company, LLC;
"FSMA"	the Financial Services and Markets Act 2000, as amended;
"Gyrus" or "Group"	the Company and its subsidiaries and subsidiary undertakings, and, where the context requires it, its associated undertakings;
"HSR Act"	the US Hart-Scott-Rodino Anti Trust Improvement Act of 1976, as amended;
"Listing Rules"	the listing rules of the UK Listing Authority made under section 74 of FSMA;
"London Stock Exchange"	the London Stock Exchange plc;
"Numis" or "Sponsor"	Numis Securities Limited;
"Official List"	the Official List of the UK Listing Authority;
"Ordinary Shares"	ordinary shares of 1 pence each in the Company;
"Panmure Gordon"	Panmure Gordon (UK) Limited;
"Placing Price"	250 pence, being the price at which each Placing Share is to be issued under the Vendor Placing;
"Placing Shares"	the 61,560,025 Ordinary Shares to be placed by Numis and Panmure Gordon pursuant to the Vendor Placing Agreement;
"Prospectus Rules"	the rules made for the purposes of Part VI of the FMSA in relation to offers of securities to the public and admission of securities to trading on a regulated market;
"Relationship Agreement"	the conditional agreement dated 16 June 2005 between the Company and the FP Stockholders, the principal terms of which are summarised in paragraph 13.1(d) of Part VIII of this document;
"SEC"	the United States Securities and Exchange Commission;
"Securities Act"	the US Securities Act of 1933, as amended;
"Sellers"	Fox Paine and the other holders of the issued shares of common stock of ACMI who have entered into the Acquisition Agreement;
"Share Incentive Schemes"	the Company's share incentive schemes described in paragraph 8 of Part VIII of this document;

"Shareholders"	holders of Ordinary Shares;
"UK GAAP"	generally accepted accounting principles in the UK;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as competent authority under FSMA;
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland;
"United States", "US" or "USA"	the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;
"US GAAP"	generally accepted accounting principles in the US;
"Vendor Placing"	the conditional placing of Placing Shares at the Placing Price on the terms and conditions of the Vendor Placing Agreement; and
"Vendor Placing Agreement"	the conditional agreement dated 16 June 2005 between the Company, Numis and Panmure Gordon, details of which are set out in paragraph 13.1(a) of Part VIII of this document.

PART X

GLOSSARY OF TECHNICAL TERMS

510(k)	the pre-market notification process of the FDA
aesthetic treatment	treatment to beautify or improve appearance
Annex II of the Medical Device Directive	a provision of the EC Medical Device Directive which enables companies approved to EN46001 to self audit products for compliance with directives and application of the CE mark
arthroscopy	minimal access surgery performed on the joints of the body
bariatrics	a branch of medicine that deals with the treatment of obesity and in particular, the reduction of the size of the stomach
biomaterial	a substance used in the creation of a medical device or other implanted therapeutic product
biopsy	surgical removal of a sample of tissue for diagnostic examination
cardiovascular	the speciality involving treatment of diseases of the heart and arteries of the body
cartilage	a hard tissue forming the lining of joints or structures within joints that are important to the correct functioning of the joint
catheter	an elongated flexible instrument used to access parts of the body using natural channels
CE marked	marked "CE", indicating that a medical device may be marketed in the European Economic Area
class 10,000 clean room	a manufacturing area where the environment is controlled to minimise particles
cryosurgery	a surgical technique that utilizes the freezing of tissue to remove unwanted portions
coagulation	the denaturing of proteins or clotting of blood induced by heat such as that produced by an electric current
cystoscope	a medical instrument for the visual examination of the urinary tract, bladder and the passage of instruments under visual control
debride	to cleanse by debridement (the surgical removal of lacerated, devitalized, or contaminated tissue)
dermatology	the speciality involving treatment of skin diseases
dissection	the separation of tissues
electrosurgical effect	changes in tissues produced by an electrosurgical current

endometrium	the mucous membrane lining of the uterus
endometrial	of belonging to, or consisting of endometrium
endoscope	an instrument for visualising the interior of a hollow organ such as the rectum or urethra
ENT	the medical speciality involving treatment of the ear, nose and throat, also known as otorhinolaryngology
excision	removal by cutting
FDA	the Federal Food and Drug Administration
gastroenterology	the speciality involving treatment of diseases of the intestine commonly using endoscopes inserted through the mouth or anus
graft	applying new tissue to treat an area of damage or disease
gynaecology	a branch of medicine that deals with the diseases and routine physical care of the reproductive system of women
Head and Neck surgery	a combination of surgical specialities, including ENT, which perform surgery on tissues above the neck excluding ophthalmic surgery and neurosurgery
hysterectomy	surgical removal of the uterus
hysteroscope	a device used for the inspection of the uterine cavity
indication	a specific specialist area of surgical practice
insufflator	a device used in medical insufflation to separate the area to be visualised from surrounding tissue
insufflation	the act of blowing something (as a gas, powder, or vapor) into a body
kHz	kilohertz, in 1000 cycles per second
laparoscopy	endoscopic examination of the peritoneal cavity and surface of abdominal organs by means of a laparoscope
laryngological	of or relating to laryngology or the larynx
laser	a device producing high intensity coherent light of a specific wave length
lesions	an abnormal change in structure of an organ or part due to injury, or disease or surgical intervention
lithotripsy	the breaking of a calculus (as by shock waves or crushing with a surgical instrument) in the urinary system into pieces small enough to be voided or washed out
microdebrider	an instrument which debrides tissue in small cavities such as the nasal passages
MIS	minimally invasive surgery also known as keyhole surgery or minimal access surgery - surgery performed with a small or no incision

nanotechnology	the building of electronic devices and circuits from single atoms and molecules
nasopharyngoscope	an instrument equipped with an optical system and used in examining the nasal passages and pharynx
neurosurgery	a surgical specialty concerned with the treatment of diseases and disorders of the brain, spinal cord, and peripheral and sympathetic nervous system
nissen fundoplication	a surgical procedure on the stomach and oesophagus to decrease the reflux of stomach acid into the oesophagus
obstructive sleep apnoea	a form of sleep apnoea which occurs as the result of a physical occlusion of the airway during sleep
OEM	original equipment manufacturer
ophthalmic surgery	surgical procedure on the eyes
otolaryngology	treatment of the ear, nose and throat
otology	treatment of the ear
PCT	the Patent Cooperation Treaty 1970
PK CuttingForceps	Gyrus's PlasmaKinetic surgical product offering tissue dissecting, sealing, coagulating and transecting capability
PK PlasmaCision	Gyrus's PlasmaKinetic surgical product offering tissue cutting with minimal thermal spread and simultaneous sealing of the cut tissue
PK System SEAL open forceps	Gyrus's PlasmaKinetic surgical product offering tissue sealing capability
PK technology	Gyrus's proprietary RF technology
PlasmaKinetic	the trade marked name applied to Gyrus's RF technology
PlasmaSpatula	the PlasmaCision derived spatula for cutting and sealing during laparoscopic supercervical hysterectomy
polyp	a mass of tissue which protrudes outwards from the surface commonly on a stalk
polypectomy	the removal of a polyp
probe	an elongated surgical instrument
prostatectomy	surgical removal or resection of the prostate gland
R&D	research and development
resection	excision of a portion or all of an organ or other structure
resectoscope	an instrument and endoscope used for the transurethral resection of prostatic or bladder tissue
retract	pull tissue structures away from the operating site
RF	radio frequency
rhinology	surgical procedure on the nose and paranasal sinuses

rhinoplasty	the surgical re-shaping of the nose
saphenous vein	a vein in the leg commonly used to by-pass narrowings in arteries
sinus	a cavity or hollow space filled with air or blood
SKU	Stock Keeping Unit - i.e. an individual product line
snare	a wire loop commonly used to remove polyps
somnoplasty	the trade marked name of Somnus' temperature controlled RF system
stent	a tube made of metal or plastic that is inserted into a vessel or passage to keep it open and prevent closure due to a stricture or external compression
suction-irrigation systems	systems for the introduction and removal of liquids and other substances
SuperPulse	Gyrus's electrosurgical product offering in the field of urology enabling removal and modfication of body tissues
tissue management technology	medical technology the function of which is to manage body tissues by, for example, vaporisation, sealing, dissecting and transecting
tonsillar hypertrophy	enlargement of the tonsils
tonsillectomy	surgical removal of the tonsils
transect	divide a tissue structure such as a blood vessel, by dividing across the structure
trocar	a sharp pointed instrument used to insert a tube into a body cavity through which an endoscope or surgical instrument may be inserted
tubal ligation	a surgical procedure involving ligation (closure) of the fallopian tubes to prevent unfertilized egg from reaching the uterus
tubal sterilization	sealing the fallopian tubes to prevent pregnancy
turbinates	soft tissue of the nasal cavity
TURP	transurethral prostatectomy - the surgical removal of the prostate gland. Transurethral prostatectomy is performed through the urethral canal of the penis
ureterscope	a device used for the inspection of the uterus and kidneys
urethra	the canal that carries off the urine from the bladder
urology	a branch of medicine dealing with the urinary or urogenital organs
vaporisation	conversion of tissue to vapour
vapour pocket	a bubble of water vapour
visualisation	the ability to see internal parts of the body using optical equipment to facilitate diagnosis and surgery